

Developing new therapies for inflammation and cancer

06017018


zenyth
therapeutics

20 September 2006


FILE No.
82-4867

576 Swan Street Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4350
www.zenyth.com.au

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sirs

~~Zenyth Therapeutics Limited~~
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by Zenyth Therapeutics Limited ("Zenyth") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). Zenyth's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that Zenyth is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Doc# 133494 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
Zenith Therapeutics Limited.	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

Brooke Haigh

From: ASX.Online@asx.com.au
Sent: Tuesday, 12 September 2006 16:44
To: Robyn Fry; Brooke Haigh
Subject: ZTL - CSL and Zenyth merger proposal update


FILE No.
82-4867

371024.pdf (65 KB)

ASX confirms the release to the market of Doc ID: 371024 as follows: Release Time: 12-Sep-2006 16:44:13 ASX Code: ZTL File Name: 371024.pdf Your Announcement Title: CSL and Zenyth merger proposal update



Developing new therapies for inflammation and cancer



FILE No.
82-4867



zenyth
therapeutics

Tuesday, 12 September 2006

576 Swan Street Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4350
www.zenyth.com.au

ASX Announcement for immediate release



CSL and Zenyth merger proposal update

On 17 July 2006, Zenyth Therapeutics Limited (**Zenyth**) and CSL Limited (**CSL**) jointly announced a proposal under which CSL would acquire 100% of the issued shares in Zenyth.

The proposed acquisition will be implemented by way of a scheme of arrangement between Zenyth and its shareholders under which all Zenyth shares will be transferred to CSL for a cash payment of $0.82 per share (**Share Scheme**). In addition to the Share Scheme, the following two ancillary transactions are proposed:

- a pro-rata capital return by Zenyth to its shareholders of all of the shares that Zenyth holds in Avexa Limited (**Avexa**) (**Special Distribution**). If approved, the Special Distribution will result in eligible Zenyth Shareholders receiving, in addition to the cash payment from CSL of $0.82 per Zenyth share, approximately 1 Avexa share for every 6 Zenyth shares they hold; and
- a scheme of arrangement between Zenyth and its optionholders under which all Zenyth options outstanding as at the option scheme record date will be cancelled and optionholders will receive cash consideration of between $0.0100 and $0.5196 per Zenyth Option, depending on the terms of issue of the relevant Zenyth Options (**Option Scheme**).

The Share Scheme, Special Distribution and Option Scheme are collectively referred to below as the **CSL Acquisition Proposal**.

Zenyth advises that the Supreme Court of Victoria has today made orders under section 411(1) of the *Corporations Act 2001* (Cth) directing Zenyth to convene meetings of its shareholders and optionholders to consider and vote on the proposed Share Scheme and the proposed Option Scheme.

Three meetings of Zenyth security holders will be held on Monday, 23 October 2006 in relation to the CSL Acquisition Proposal:

- The first meeting is convened by the orders made today by the Supreme Court of Victoria to consider and vote on the proposed Share Scheme.
- The second meeting is a General Meeting convened by Zenyth to consider and vote on the Special Distribution.
- The third meeting is convened by the orders made today by the Supreme Court of Victoria to consider and vote on the proposed Option Scheme.


FILE No.
82-4867

The three meetings will be held at the offices of Computershare, 452 Johnston Street, Abbotsford, Victoria, with the Share Scheme meeting commencing at 2.00 pm (Australian Eastern Standard Time). The General Meeting will commence at 2.30 pm (Australian Eastern Standard Time) or immediately following the conclusion or adjournment of the Share Scheme meeting to be held on the same day, whichever time is later. The Option Scheme meeting will commence at 3.00 pm (Australian Eastern Standard Time) or immediately following the conclusion or adjournment of the General Meeting to be held on the same day, whichever time is later.

Zenyth's Directors unanimously support the CSL Acquisition Proposal and recommend that, in the absence of a more favourable proposal:

- Zenyth Shareholders vote in favour of the Share Scheme and Special Distribution; and
- Zenyth Optionholders vote in favour of the Option Scheme.

In the absence of a more favourable proposal, each Director intends to vote in favour of the Share Scheme and the Special Distribution in respect of all Zenyth shares held by him or in which he otherwise has a relevant interest. The Company's Chief Executive Officer, Dr Nash, being the only Director holding Zenyth Options, intends to vote in favour of the Option Scheme in respect of all unexercised Zenyth options held by him, in the absence of a more favourable proposal from another party.

The notices convening the three meetings referred to above will be included in an explanatory booklet to be despatched to Zenyth security holders shortly. The explanatory booklet contains all relevant information in relation to the CSL Acquisition Proposal, including the manner in which it will be considered and, if approved, implemented, and other information material to the decision of Zenyth security holders whether to approve the CSL Acquisition Proposal.

The explanatory booklet will also contain an independent expert's report by Deloitte Corporate Finance. The independent expert has concluded that, in the absence of a more favourable proposal from another party:

- the Share Scheme and the Special Distribution are in the best interests of Zenyth Shareholders; and
- the Option Scheme is on balance in the best interests of Zenyth Optionholders as a whole.

If all of the conditions and approvals required for the CSL Acquisition Proposal are satisfied or waived (as applicable), Zenyth will seek Court approval for the Schemes on or about 31 October 2006 and expects that the CSL Acquisition Proposal will be fully implemented on or about 17 November 2006.

Robyn M Fry
General Counsel and Company Secretary
Zenyth Therapeutics Limited

For further information contact:
Mr Ian Davis
Chairman
+61 3 8608 2962

Brooke Haigh

From: ASX.Online@asx.com.au
Sent: Tuesday, 19 September 2006 12:04
To: Robyn Fry; Brooke Haigh
Subject: ZTL - ASIC registration of Explanatory Booklet


FILE No.
82-4867



373656.pdf (39 KB)

ASX confirms the release to the market of Doc ID: 373656 as follows: Release Time: 19-Sep-2006 12:03:57 ASX Code: ZTL File Name: 373656.pdf Your Announcement Title: ASIC registration of Explanatory Booklet



Developing new therapies for inflammation and cancer



Tuesday, 19 September 2006

ASX Announcement for immediate release

576 Swan Street Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4350
www.zenyth.com.au

ASIC registration of Explanatory Booklet

Zenyth Therapeutics Limited (**Zenyth**) announces that the Australian Securities and Investments Commission has registered a copy of the Explanatory Booklet in relation to:

- the proposed schemes of arrangement between Zenyth and its shareholders and option holders respectively; and
- a pro-rata in specie distribution by Zenyth to its shareholders of all of the shares that Zenyth holds in Avexa Limited, representing approximately 10.6% of the issued share capital of Avexa.

The Explanatory Booklet will be despatched to Zenyth security holders on 22 September 2006. A copy of the Explanatory Booklet accompanies this announcement. The Explanatory Booklet contains all information material to the decision of Zenyth security holders whether to approve the CSL Acquisition Proposal, including an Independent Expert's Report from Deloitte Corporate Finance.

Robyn M. Fry
Company Secretary
Zenyth Therapeutics Limited

For further information contact:
Mr Ian Davis
Chairman
+61 3 8608 2962



CSL Acquisition Proposal

Explanatory Booklet

Schemes of Arrangement and Special Distribution in relation to a recommended proposal from CSL Limited (ACN 051 588 348)

The Notice of Share Scheme Meeting, Notice of General Meeting and Notice of Option Scheme Meeting are included in Sections 10, 11 and 12 respectively of this Explanatory Booklet. A proxy form for the Share Scheme Meeting and the General Meeting accompanies this Explanatory Booklet. (A proxy form for the Option Scheme Meeting is also enclosed if you are an Optionholder.)

Your vote is important in determining whether the CSL Acquisition Proposal proceeds.

Your Directors unanimously recommended that you vote in favour of all resolutions relating to the CSL Acquisition Proposal, in the absence of a more favourable proposal from another party.

This is an important document and requires your urgent attention. If you are in any doubt as to how to deal with it, please consult your legal, financial, taxation or other professional adviser immediately. If you have recently sold all of your Zenyth Shares and are not a Zenyth Optionholder, please disregard all enclosed documents.

Zenyth Therapeutics Limited ACN 006 614 375


zenyth™
therapeutics

Important Notices

General
You should read this Explanatory Booklet in its entirety before making a decision on how to vote on the resolutions to be considered at the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting. The notices convening the Share Scheme Meeting, General Meeting and Option Scheme Meeting are contained in Section 10, Section 11 and Section 12 respectively of this Explanatory Booklet. Proxy forms for the Share Scheme Meeting and the General Meeting are enclosed with this Explanatory Booklet. (A proxy form for the Option Scheme Meeting is also enclosed if you are an Optionholder.)

Defined Terms
Capitalised terms in this Explanatory Booklet are defined either in the Glossary in Section 17 of this Explanatory Booklet or where the relevant term is first used.

Purposes of this Explanatory Booklet
The purposes of this Explanatory Booklet are to:

(a) explain the terms and effect of the Share Scheme, the Special Distribution and the Option Scheme to Zenyth Security Holders;

(b) explain the manner in which the Share Scheme, the Special Distribution and the Option Scheme will be considered and, if approved, implemented;

(c) state any material interests of the Directors, whether as directors, members or creditors of Zenyth or otherwise, and the effect on those interests of the Share Scheme, the Special Distribution or the Option Scheme as far as that effect is different from the effect on similar interests of other persons; and

(d) provide such information as is prescribed by the Corporations Act and the regulations to that Act or as is otherwise material to:

  (i) the decision of the Zenyth Shareholders whether to approve the Share Scheme and the Special Distribution; and

  (ii) the decision of the Zenyth Optionholders whether to approve the Option Scheme.

ASIC, ASX and the Court
A copy of this Explanatory Booklet has been provided to ASIC for the purpose of section 411(2) of the Corporations Act and registered by ASIC for the purpose of section 412(6) of the Corporations Act. This Explanatory Booklet has also been provided to ASIC for the purpose of section 256C(5) of the Corporations Act.

ASIC has examined a copy of this Explanatory Booklet. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Schemes. If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Schemes.

Neither ASIC nor any of its officers takes any responsibility for the contents of this Explanatory Booklet.

A copy of this Explanatory Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Explanatory Booklet.

The order of the Court convening the Share Scheme Meeting and the Option Scheme Meeting is not and should not be treated as an endorsement of, or any other expression of opinion by the Court on, either Scheme.

Input From Other Parties
The CSL Information contained in this Explanatory Booklet has been prepared by and is the responsibility of CSL. Zenyth does not assume any responsibility for the accuracy or completeness of the CSL Information.

KPMG has prepared the general outline of taxation implications of the CSL Acquisition Proposal in Section 6 of this Explanatory Booklet and takes responsibility for that Section.

Deloitte has prepared the Independent Expert's Report in relation to the CSL Acquisition Proposal in Section 16 of this Explanatory Booklet and takes responsibility for that section.

Other than in respect of the information identified above, the information contained in the remainder of this Explanatory Booklet has been prepared by Zenyth and its advisers and is the responsibility of Zenyth. CSL does not assume responsibility for the accuracy or completeness of any part of this Explanatory Booklet other than the CSL Information.

The information concerning Avexa contained in Section 4 of this Explanatory Booklet has been prepared by Zenyth based on public documents lodged by Avexa with ASX. Avexa has had no involvement in the CSL Acquisition Proposal or in the preparation of this Explanatory Booklet. Zenyth does not accept any responsibility for any errors, omissions or misstatements in Section 4 that are attributable to errors, omissions or misstatements in public documents lodged by Avexa with ASX.

Investment Decisions
This Explanatory Booklet does not take into account the investment objectives, financial situation or particular needs of any Zenyth Security Holder or any other person. This Explanatory Booklet should not be relied on as the sole basis for any investment decision in relation to Zenyth Shares or Avexa Shares. Independent financial and taxation advice should be sought before making any decision in relation to the CSL Acquisition Proposal.

Forward Looking Statements
Certain statements in this Explanatory Booklet relate to the future. Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Zenyth or Avexa to be materially different from expected future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties and other important factors include among other things, general economic conditions, specific market conditions, exchange rates, interest rates and regulatory changes. These statements reflect the expectations of relevant parties' views only as of the date of this Explanatory Booklet. Subject to any legal obligations (including under the Corporations Act, the Listing Rules or by an order of the Court), each of Zenyth and CSL has no obligation to disseminate after the date of this Explanatory Booklet any updates or revisions to any such statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any of those statements is based.

Contents

Important Dates and Times

Date of this Explanatory Booklet	21 September 2006
Last time and date by which the proxy form for the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting can be lodged	5.00pm (AEST) on 21 October 2006
Time and date for determining eligibility to vote at the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting	7.00pm (AEST) on 21 October 2006
Share Scheme Meeting* to vote on the Share Scheme	2.00pm (AEST) on 23 October 2006
General Meeting* to vote on the Special Distribution Resolution	2.30pm (AEST) on 23 October 2006 or as soon as reasonably practicable after the Share Scheme Meeting has concluded or been adjourned (whichever time is later)
Option Scheme Meeting* to vote on the Option Scheme	3.00pm (AEST) on 23 October 2006 or as soon as reasonably practicable after the General Meeting has concluded or been adjourned (whichever time is later)

* The meetings will be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria

The timetable below is indicative only. Zenyth has the right to vary any or all of these dates and times and will provide reasonable notice of any such variation. Certain dates and times are conditional on the approval of the Share Scheme by Zenyth Shareholders and by the Court.

Court hearing to obtain orders approving the Schemes	31 October 2006
Effective Date of the Schemes	31 October 2006
Suspension of trading in Zenyth Shares on ASX	4.00pm (AEST) on 31 October 2006
Option Scheme Record Date: Time and date for determining entitlements to the Option Scheme Consideration by reference to the Zenyth Options Register	5.00pm (AEST) on 3 November 2006
Share Scheme Record Date: Time and date for determining entitlements to the Share Scheme Consideration and the Special Distribution by reference to the Zenyth Share Register	5.00pm (AEST) on 7 November 2006
Implementation: • Capital reduction (Special Distribution of Avexa Shares) • Transfer of Zenyth Shares to CSL • Payment of the Share Scheme Consideration by CSL to Scheme Shareholders • Cancellation of Options and payment of Option Scheme Consideration by Zenyth to Scheme Optionholders	10 November 2006 to 17 November 2006

Enquiries regarding the CSL Acquisition Proposal: If, after reading this Explanatory Booklet, you have any queries in relation to the CSL Acquisition Proposal, your Directors recommend that you consult your legal, financial, taxation or other professional adviser.

Letter From the Chairman of Zenyth Therapeutics Limited


zenyth
therapeutics

21 September 2006

Zenyth Therapeutics Limited
ACN 006 614 375

576 Swan Street, Richmond
Victoria Australia 3121

Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4356

Dear Zenyth Security Holder,

On 17 July 2006, Zenyth Therapeutics Limited (**Zenyth**) and CSL Limited (**CSL**) jointly announced a proposal for CSL to acquire 100% ownership of Zenyth.

The proposed acquisition will be implemented by a scheme of arrangement between Zenyth and its Shareholders under which all Zenyth Shares will be transferred to CSL for a cash payment of $0.82 per Share (**Share Scheme**). In addition to the Share Scheme, the following two ancillary transactions are proposed:

- a pro-rata in specie distribution by Zenyth to its Shareholders of all of the shares that Zenyth holds in Avexa Limited (**Avexa**), representing approximately 10.6% of the issued share capital of Avexa (**Special Distribution**). If approved, the Special Distribution will result in eligible Zenyth Shareholders receiving, in addition to the cash payment from CSL of $0.82 per Zenyth Share, approximately one Avexa share for every six Zenyth Shares they hold; and
- a scheme of arrangement between Zenyth and its Optionholders under which all Zenyth Options will be cancelled and Optionholders will receive cash consideration of between $0.0100 and $0.5196 per Zenyth Option, depending on the terms of the relevant Zenyth Options (**Option Scheme**).

The Share Scheme, Special Distribution and Option Scheme are collectively referred to in this Explanatory Booklet as the **CSL Acquisition Proposal**. The Special Distribution and the Option Scheme will only proceed if the Share Scheme proceeds. If the conditions of the Share Scheme are satisfied or waived, the Share Scheme will proceed whether or not the Special Distribution or the Option Scheme is approved.

The terms of the CSL Acquisition Proposal (excluding the Option Scheme) imply a 78% premium to the volume weighted average price of $0.48 at which Zenyth Shares traded on ASX in the one month period before 14 July 2006 (being the last trading day prior to the announcement of the CSL Acquisition Proposal to ASX and based on Avexa's closing share price of $0.24 on 14 July 2006).

Your Directors unanimously endorse the CSL Acquisition Proposal and recommend that, in the absence of a more favourable proposal from another party:

- **Zenyth Shareholders vote in favour of the Share Scheme and the Special Distribution; and**
- **Zenyth Optionholders vote in favour of the Option Scheme.**

Each of your Directors intends to vote in favour of the Share Scheme and the Special Distribution with respect to all Zenyth Shares held by him or in which he otherwise has a relevant interest, in the absence of a more favourable proposal from another party. The Company's Chief Executive Officer, Dr Andrew Nash, is the only Director who holds Zenyth Options. Dr Nash intends to vote in favour of the Option Scheme in respect of all of his unexercised Options, in the absence of a more favourable proposal from another party.

Letter From the Chairman of Zenyth Therapeutics Limited continued

Your Directors' unanimous recommendation of the CSL Acquisition Proposal is supported by the conclusion of Deloitte, an independent expert engaged by Zenyth to assess the proposal. Deloitte has concluded that, in the absence of a more favourable proposal from another party, the Share Scheme and the Special Distribution are in the best interests of Zenyth Shareholders and the Option Scheme is on balance in the best interests of Zenyth Optionholders as a whole. Deloitte's report is reproduced in Section 16 of this Explanatory Booklet and you should read that report as part of your assessment of the CSL Acquisition Proposal.

As part of the approval process for the CSL Acquisition Proposal, two meetings of Zenyth Shareholders will be held on Monday, 23 October 2006 at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria. The first meeting is a meeting convened by order of the Supreme Court of Victoria to consider and vote on the Share Scheme. The second meeting is a General Meeting of Zenyth Shareholders to consider and vote on an ordinary resolution to approve the Special Distribution. Zenyth will also seek the approval of Zenyth Optionholders for the cancellation of their Options under the Option Scheme. This approval will be sought at a meeting of Zenyth Optionholders to be held immediately following the conclusion or adjournment of the General Meeting on 23 October 2006.

This Explanatory Booklet contains full details of the CSL Acquisition Proposal and will assist you in making an informed decision on how to vote at the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting. I encourage you to read this Explanatory Booklet carefully.

On behalf of the Zenyth Board, I commend the CSL Acquisition Proposal to you and would like to take this opportunity to thank you once again for your support of Zenyth.

Yours sincerely

Ian Davis
Chairman

Key Reasons to Vote in Favour of the CSL Acquisition Proposal

Zenyth Shareholders

1. Substantial premium to trading prices of Zenyth Shares prior to announcement of the CSL Acquisition Proposal.
2. Certainty of cash and immediate fair value.
3. Opportunity to acquire direct investment in Avexa.
4. The Independent Expert has concluded that, in the absence of a more favourable proposal from another party, the Share Scheme and Special Distribution are in the best interests of Zenyth Shareholders.
5. No more favourable proposal from another party has emerged.
6. No brokerage costs on the disposal of your Zenyth Shares or the receipt of Avexa Shares under the Special Distribution.

Zenyth Optionholders

1. Most Options are substantially 'out of the money' based on Zenyth's last traded price on ASX prior to announcement of the CSL Acquisition Proposal.
2. Immediate value.
3. The Independent Expert has concluded that, in the absence of a more favourable proposal from another party, the Option Scheme is on balance in the best interests of Zenyth Optionholders as a whole.

Your Directors **unanimously recommend** that you vote **in favour of all resolutions in relation to the CSL acquisition proposal,** in the absence of a more favourable proposal from another party.

You should read this Explanatory Booklet in full before making any decision on the CSL Acquisition Proposal. In particular, you should refer to Section 2 for guidance on the expected advantages, possible disadvantages and other considerations in respect of the CSL Acquisition Proposal and Section 4.12 for guidance on the risk factors associated with holding Avexa Shares. This Explanatory Booklet does not take into account the financial situation, investment objectives and particular needs of any Zenyth Security Holder. You should consult your legal, financial, taxation or other professional adviser concerning the impact your decision may have on your own circumstances.

This page has been left blank intentionally.



Section 1 – Summary of the CSL Acquisition Proposal



Section 1 – Summary of the CSL Acquisition Proposal

1.1 Introduction

On 17 July 2006, Zenyth and CSL jointly announced that they had entered into an agreement under which CSL proposes to acquire all of the Zenyth Shares on issue for $0.82 cash per share through a scheme of arrangement between Zenyth and its Shareholders (**Share Scheme** and **Share Scheme Consideration**). If the Share Scheme is approved by Zenyth Shareholders and by the Court, and if all other necessary approvals and conditions are satisfied, Zenyth will become a wholly owned subsidiary of CSL and will be delisted from ASX.

In addition to the Share Scheme Consideration, Zenyth Shareholders have an opportunity to realise additional value for their Zenyth Shares by approving a pro-rata in specie distribution of all of the shares that Zenyth holds in Avexa Limited (**Avexa**), representing approximately 10.6% of the issued share capital of Avexa (**Special Distribution**). The Special Distribution is to be achieved by an equal capital reduction that requires shareholder approval by an ordinary resolution. Avexa is a drug-discovery and development company based in Melbourne and listed on ASX. Avexa's business is the discovery, development and commercialisation of pharmaceutical medicines for the treatment of serious human infectious diseases. Further information on Avexa, including the rights attaching to Avexa Shares and the risks of holding Avexa Shares, is provided in Section 4 of this Explanatory Booklet.

To assist CSL in maintaining 100% ownership and control of Zenyth following implementation of the Share Scheme, Zenyth Optionholders are being asked to approve a scheme of arrangement to cancel all unexercised Zenyth Options for cash consideration ranging from $0.0100 to $0.5196 per Option, depending on the terms of the relevant Zenyth Options (**Option Scheme**).

This Explanatory Booklet contains information that the Zenyth Board considers is material to Zenyth Security Holders in making a decision whether or not to vote in favour of the resolutions required to approve the Share Scheme, the Special Distribution and the Option Scheme. You should carefully read this Explanatory Booklet as part of your consideration of the CSL Acquisition Proposal and each of the three transactions contemplated by it.

1.2 What You Will Receive

(a) Zenyth Shareholders

Subject to the Share Scheme becoming Effective and to the Special Distribution Resolution being duly passed, eligible Zenyth Shareholders will receive:

- $0.82 cash from CSL for each Zenyth Share they hold as at the Share Scheme Record Date; and
- approximately one Avexa Share for every six Zenyth Shares they hold as at that date, with fractional entitlements of 0.5 and over rounded up to the nearest whole number of Avexa Shares and fractional entitlements of less than 0.5 disregarded.

You will be an eligible Zenyth Shareholder if you are registered as the holder of Zenyth Shares on the Share Scheme Record Date (expected to be 5:00pm AEST on 7 November 2006).

In relation to the Special Distribution of Avexa Shares, the Share Scheme contains provisions allowing Zenyth to disregard any share splitting that is deliberately undertaken to take advantage of the rounding up of fractional entitlements to Avexa Shares greater than 0.5 (see Section 8.4(f) of this Explanatory Booklet). Certain Zenyth Shareholders will not receive Avexa Shares under the Special Distribution and will instead receive the net sale proceeds of the Avexa Shares to which they would otherwise be entitled. Please refer to Section 8.4(g) of this Explanatory Booklet for further information.

Based on Zenyth's last traded price on ASX of $0.54 on 14 July 2006 (being the last trading day prior to the announcement of the CSL Acquisition Proposal) and based on Avexa's closing price on 4 September 2006 of $0.21, the aggregate value of the Share Scheme Consideration and the Special Distribution is $0.855 per Zenyth Share (**Total Consideration**). The Total Consideration of $0.855 per Zenyth Share as at 4 September 2006:

- values Zenyth at approximately $107.0 million;
- represents a 58% premium to Zenyth's last traded price on ASX on 14 July 2006; and
- represents a 78% premium to the volume weighted average price of $0.48 at which Zenyth Shares traded on ASX in the one month period before 14 July 2006.

The Share Scheme Consideration provides a fixed, certain value to eligible Zenyth Shareholders. However, the value of the consideration to be received under the Special Distribution depends on the market value of Avexa Shares. Therefore, the Implied Value of the Total Consideration will fluctuate depending on movements in the market price of Avexa Shares between the date of this Explanatory Booklet and the date that the Share Scheme and the Special Distribution are implemented.

(b) Zenyth Optionholders

Subject to the Share Scheme and the Option Scheme becoming Effective, eligible Zenyth Optionholders will receive cash consideration from Zenyth for each Zenyth Option they hold. You will be an eligible Zenyth Optionholder if you are registered as the holder of Zenyth Options on the Option Scheme Record Date

(expected to be 5:00pm AEST on 3 November 2006). The Option Scheme Consideration varies between $0.0100 and $0.5196, depending on the issue date, exercise price and expiry date of the various Options on issue and has been calculated based on the Black Scholes option valuation model. This valuation model is outlined in Section 2.4(b).

1.3 Directors' Recommendations and Intentions

Your Directors unanimously believe that the CSL Acquisition Proposal is in the best interests of Zenyth Security Holders and unanimously recommend that, in the absence of a more favourable proposal from another party:

- Zenyth Shareholders vote in favour of the Share Scheme Resolution and the Special Distribution Resolution; and
- Zenyth Optionholders vote in favour of the Option Scheme Resolution.

In the absence of a more favourable proposal from another party, each Director intends to vote in favour of the Share Scheme and the Special Distribution, in respect of all Zenyth Shares held by him or in which he otherwise has a relevant interest.

The Company's Chief Executive Officer, Dr Andrew Nash, is the only Director who holds Zenyth Options. Dr Nash intends to vote in favour of the Option Scheme in respect of all of his unexercised Options, in the absence of a more favourable proposal from another party.

No more favourable proposal from another party has been received as at the date of this Explanatory Booklet.

In forming their unanimous recommendations, your Directors have carefully considered the expected advantages, potential disadvantages and risks of the CSL Acquisition Proposal. These matters are described in detail in Section 2 and Section 4.12 of this Explanatory Booklet and in the Independent Expert's Report in Section 16. Your Directors believe that the expected advantages of the CSL Acquisition Proposal outweigh its potential disadvantages and risks.

1.4 Inter-relationship Between Share Scheme, Special Distribution and Option Scheme

The Share Scheme is not conditional on either the Special Distribution or the Option Scheme being approved and implemented. Therefore, if the Share Scheme becomes Effective, it will proceed even if the Special Distribution and the Option Scheme are not approved. However, neither the Special Distribution nor the Option Scheme will proceed unless the Share Scheme become legally effective.

If Zenyth Shareholders intend to vote in favour of the Share Scheme, they should also vote in favour of the Special Distribution. If the Share Scheme becomes Effective but the Special Distribution Resolution is not approved by the requisite majority, Zenyth Shareholders will forego the opportunity to derive additional value for their Zenyth Shares. In these circumstances, this additional value (being the pro rata in specie distribution of all of the Avexa Shares held by Zenyth) will pass to CSL.

1.5 Key Conditions

The key remaining conditions that must be satisfied in order for the Share Scheme to proceed are:

- Zenyth Shareholders approving the Share Scheme at the Share Scheme Meeting. Votes in favour of the Share Scheme must be received from:
  - a majority in number (more than 50%) of Zenyth Shareholders voting at the Share Scheme Meeting (whether in person, by proxy, by attorney or, in the case of corporate Zenyth Shareholders or proxies, by corporate representative); and
  - Zenyth Shareholders who together hold at least 75% of the total number of Zenyth Shares voted at the Share Scheme Meeting;
- the Court approving the Share Scheme;
- no prohibitions, including restraining orders or injunctions, being issued by any court of competent jurisdiction or the Takeovers Panel;
- no Material Corporate Transaction, Material Adverse Change or Prescribed Occurrence (in each case as specifically defined in the Merger Implementation Deed) arising in respect of Zenyth; and
- that the representations and warranties given by both parties in the Merger Implementation Deed are (and remain) true and correct.

The key conditions that must be satisfied in order for the Special Distribution to proceed are:

- the Share Scheme becoming Effective; and
- Zenyth Shareholders approving the Special Distribution at the General Meeting. The Special Distribution Resolution is proposed as a general resolution requiring the approval of at least 50% of the votes cast by Zenyth Shareholders present and voting at the General Meeting, whether in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder or proxy, by a representative.

Section 1 – Summary of the CSL Acquisition Proposal continued

The key conditions that must be satisfied in order for the Option Scheme to proceed are:

- the Share Scheme becoming Effective;
- Zenyth Optionholders approving the Option Scheme at the Option Scheme Meeting. Votes in favour of the Option Scheme must be received from:
  - a majority in number (more than 50%) of Zenyth Optionholders voting at the Option Scheme Meeting (whether in person, by proxy or by attorney); and
  - Zenyth Optionholders whose Options represent at least 75% of the total amount of debts and claims of the Optionholders present and voting at the Option Scheme Meeting (whether in person, by proxy or by attorney); and
- the Court approving the Option Scheme.

These conditions are discussed more fully in Section 7 of this Explanatory Booklet and are set out in full in the Merger Implementation Deed which is reproduced in Section 15. With respect to Court approval of the Schemes, the Corporations Act and the Supreme Court (Corporations) Rules 2003 provide a procedure for Zenyth Security Holders, if they wish to do so, to oppose the Court approving the Schemes. Please refer to Section 8.2 for further information.

1.6 Implementation and Timetable

If all necessary approvals and conditions for the Share Scheme are satisfied or waived (as applicable), it is expected that the Share Scheme will be fully implemented by 17 November 2006. If the Special Distribution and the Option Scheme are also approved, it is expected that those transactions will also be fully implemented by this time.

The key dates and times in relation to the CSL Acquisition Proposal are set out at the beginning of this Explanatory Booklet. Section 7 and Section 8 of this Explanatory Booklet describe in further detail the procedural aspects of the CSL Acquisition Proposal and how it will be implemented.

1.7 The CSL Acquisition Proposal – Your Questions Answered

Set out below are summary answers to some questions that Zenyth Security Holders may have in relation to the CSL Acquisition Proposal. This information should be read in conjunction with the remainder of this Explanatory Booklet.

When will I be paid for my Zenyth Securities?

If the Schemes become Effective, the cash consideration payable to Scheme Shareholders and Scheme Optionholders will be paid within five Business Days after the Implementation Date. On the current indicative timetable, this means that you will be paid your Cash Consideration on or before 17 November 2006.

Will I be offered an opportunity to invest in CSL?

No. The CSL Acquisition Proposal is a cash only offer for all your Zenyth Securities.

When will I receive the Avexa Shares?

If the Share Scheme becomes Effective and the Special Distribution Resolution is approved, Scheme Shareholders will receive their Avexa Shares within five Business Days after the Implementation Date. On the current indicative timetable, this means that Avexa Shares will be transferred to Scheme Shareholders on or before 17 November 2006. (Certain Scheme Shareholders will not be eligible to receive Avexa Shares and will instead receive the net sale proceeds of the Avexa Shares to which they would otherwise have been entitled: for further information, please refer to Section 8.4(g) of this Explanatory Booklet.)

What happens if the market price of Avexa Shares increases or decreases between now and the date of implementation?

The number of Avexa Shares to which Scheme Shareholders will be entitled will not change as a result of any movement in the market price of Avexa Shares.

When can I start trading my Avexa Shares on ASX?

The expected dispatch date of holding statements for Avexa Shares to be transferred to Scheme Shareholders is on or about 17 November 2006. You are responsible for confirming your allocation of Avexa Shares before trading in those shares. If you sell Avexa Shares before receiving confirmation of your allocation, you do so at your own risk.

Are there any risks for Shareholders if the CSL Acquisition Proposal proceeds?

If the Special Distribution Resolution is passed and the Share Scheme becomes Effective, Scheme Shareholders (other than Ineligible Scheme Shareholders) will receive Avexa Shares and they will be exposed to the risks associated with holding Avexa Shares. These risks are outlined in Section 4.12 of this Explanatory Booklet.

If I wish to support the CSL Acquisition Proposal, what should I do?

If you are a Zenyth Shareholder, you should vote in favour of the Share Scheme at the Share Scheme Meeting and in favour of the Special Distribution Resolution at the General Meeting.

If you are a Zenyth Optionholder, you should vote in favour of the Option Scheme at the Option Scheme Meeting.

Zenyth Security Holders who are unable or unwilling to attend the meetings to be held on 23 October 2006 may vote at those meetings by proxy, attorney, or in the case of corporate shareholders or proxies, a natural person representative.

See Section 1.9 of this Explanatory Booklet for a summary on how to vote.

What happens if I vote against the Share Scheme? Can I be forced to sell my Zenyth Shares?

If the Share Scheme is approved by the requisite majorities at the Share Scheme Meeting and is approved by the Court, it will bind all Zenyth Shareholders, including those who vote against it (or those who do not vote at all). Therefore, in these circumstances, your Zenyth Shares will be transferred to CSL and you will receive the Share Scheme Consideration, even if you vote against the Share Scheme or you do not vote at all.

What happens if the Share Scheme is not approved?

If the Share Scheme is not approved:

- Zenyth Shareholders will retain their Zenyth Shares and continue to be exposed to the risks presently associated with this investment. These risks include general risks of holding shares and risks that are specific to Zenyth's business;
- Zenyth Shareholders will not receive the Share Scheme Consideration or the Special Distribution;
- Zenyth will continue to be owned by the current Zenyth Shareholders and governed by the current Board and management;
- the expected advantages of the CSL Acquisition Proposal, as outlined in Section 2 of this Explanatory Booklet, will not be realised. However, some of the possible disadvantages and risks of the CSL Acquisition Proposal identified in Section 2 will not arise;
- Zenyth will have incurred substantial costs and expended management time and resources; and
- the Option Scheme will not take effect, with the result that Zenyth Options will not be cancelled.

What are the tax implications of the CSL Acquisition Proposal?

A guide to the general taxation implications of the CSL Acquisition Proposal is set out in Section 6 of this Explanatory Booklet. The description of tax matters in this Explanatory Booklet is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any Zenyth Security Holder. You should seek your own specific taxation advice for your individual circumstances.

What are my alternatives?

If you are a Zenyth Shareholder, your principal alternatives are to:

- vote in favour of the Share Scheme and the Special Distribution at the Share Scheme Meeting and the General Meeting to be held on 23 October 2006 (this is the course of action unanimously recommended by your Directors);
- vote against the Share Scheme and the Special Distribution at those two meetings;
- sell your Zenyth Shares prior to the meetings to be held on 23 October 2006 or prior to the Share Scheme Record Date (scheduled to be 5.00pm (AEST) 7 November 2006); or
- do nothing; i.e. neither vote in favour of or against the Share Scheme, or the Special Distribution Resolution nor sell your Zenyth Shares.

If you are a Zenyth Optionholder, you may:

- subject to the terms of your Options, exercise your Options prior to the Option Scheme Meeting or prior to the Option Scheme Record Date (scheduled to be 5.00pm (AEST) 3 November 2006) and receive Zenyth Shares that are eligible to participate in the Share Scheme and the Special Distribution;
- retain your Options and vote in favour of the Option Scheme at the meeting to be held on 23 October 2006 (this is the course of action unanimously recommended by your Directors, if you do not previously exercise your Options);
- vote against the Option Scheme at the meeting to be held on 23 October 2006; or
- do nothing; i.e. neither vote in favour of or against the Option Scheme nor exercise your Zenyth Options.

These alternatives and their implications are considered in more detail in Section 2.7 of this Explanatory Booklet.

1.8 What To Do Next

- **Read the remainder of this Explanatory Booklet**

  You should read and consider the remainder of this Explanatory Booklet in full before making any decision on the CSL Acquisition Proposal.

- **Consider your alternatives**

  Zenyth Security Holders should refer to Section 2 of this Explanatory Booklet for further guidance on the expected advantages and possible disadvantages of the CSL Acquisition Proposal and Section 4.12 for guidance on the risk factors associated with holding Avexa Shares. However, this Explanatory Booklet does not take into account the financial situation, investment objectives and particular needs of any Zenyth Security Holder.

Section 1 – Summary of the CSL Acquisition Proposal continued

- Vote at the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting

  Your Directors urge all Zenyth Shareholders to vote on the Share Scheme Resolution at the Share Scheme Meeting and on the Special Distribution Resolution at the General Meeting. Your Directors also urge all Zenyth Optionholders to vote on the Option Scheme Resolution at the Option Scheme Meeting.

  The CSL Acquisition Proposal affects your investment in Zenyth and your vote at these meetings is important in determining whether the three transactions contemplated by the CSL Acquisition Proposal proceed (noting, however, that the Share Scheme is not conditional on the Special Distribution or the Option Scheme proceeding).

  See Section 1.9 of this Explanatory Booklet for a summary of voting procedures.

1.9 Summary of How to Vote

(a) Three Meetings

Three meetings are proposed: the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting. Each meeting will be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Melbourne, on 23 October 2006, commencing with the Share Scheme Meeting at 2.00pm (AEST). The General Meeting will commence at 2.30pm (AEST) on 23 October 2006 or as soon as reasonably practicable after the Share Scheme Meeting concludes or is adjourned (whichever time is later). The Option Scheme Meeting will commence at 3.00pm (AEST) on 23 October 2006 or as soon as reasonably practicable after the General Meeting concludes or is adjourned (whichever time is later).

The notices convening each meeting are contained in Section 10, Section 11 and Section 12 respectively of this Explanatory Booklet. **Your vote at each meeting is important.** If you are registered as a Zenyth Shareholder by the Zenyth Share Registry at the Voting Entitlement Time (7.00pm (AEST), 21 October 2006), you will be entitled to vote at the Share Scheme Meeting and the General Meeting. If you are registered as a Zenyth Optionholder by the Zenyth Share Registry at the Voting Entitlement Time (7.00pm (AEST), 21 October 2006), you will be entitled to vote at the Option Scheme Meeting.

Voting at all three meetings will be conducted by poll.

(b) Voting in Person

Zenyth Security Holders wishing to vote in person should attend the meetings on 23 October 2006 and bring a form of personal identification (such as their driver's licence). Please arrive at the venue 30 minutes prior to the time designated for the commencement of the Share Scheme Meeting (2.00pm AEST), if possible, so that your security holding may be checked against the Zenyth Share Register and/or Zenyth Options Register and attendances noted. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the meetings.

(c) Voting by Proxy

Zenyth Security Holders wishing to vote by proxy at the meetings must complete and sign or validly authenticate the appropriate personalised proxy form or forms which are enclosed with this Explanatory Booklet. A person appointed as a proxy may be an individual or a body corporate. Completed proxy forms must be delivered to Zenyth by 5.00pm (AEST) on 21 October 2006 in any of the following ways:

By post in the enclosed reply paid envelope provided to the Zenyth Share Registry:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria Australia 3001

By hand delivery to the Zenyth Share Registry at:

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford Victoria Australia 3067

By fax to the Zenyth Share Registry on +61 3 9473 2555.

Note: proxies may not be returned by email nor is internet voting available.

(d) Voting by Attorney

If a Zenyth Security Holder executes or proposes to execute any document, or do any act, by or through an attorney which is relevant to their security holding in Zenyth, that Zenyth Security Holder must deliver the instrument appointing the attorney to the Zenyth Share Registry for notation.

Zenyth Security Holders wishing to vote by attorney at the meetings must, if they have not already presented an appropriate power of attorney to Zenyth for notation, deliver to the Zenyth Share Registry (at the address or facsimile number specified in this Section 1.9) the original instrument appointing the attorney or a certified copy of it by 5.00pm (AEST) on 21 October 2006.

(e) Voting by Corporate Representative

To vote in person at the meetings to be held on 23 October 2006, a Zenyth Security Holder or proxy which is a body corporate may appoint an individual to act as its representative.

To vote by corporate representative at the meeting, a corporate Zenyth Security Holder or proxy should obtain an appointment of corporate representative form from the Zenyth Share Registry, complete and sign the form in accordance with the instructions on it. The appointment should be lodged at the registration desk on the day of the meetings.

(f) Further Information

Please refer to the notices of meeting in Section 10, Section 11 and Section 12 for further information on voting procedures and details of the resolutions to be voted on at the meetings.

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Section 2 – Expected Benefits and Other Considerations for Zenyth Security Holders

Section 2 – Expected Benefits and Other Considerations for Zenyth Security Holders

2.1 Introduction

The purpose of this Section 2 is to identify significant issues for Zenyth Security Holders to consider in relation to the CSL Acquisition Proposal.

Before deciding how to vote at the Share Scheme Meeting, the General Meeting and the Option Scheme Meeting, Zenyth Security Holders should carefully consider the factors discussed below and the risk factors outlined in Section 4.12, as well as the other information contained in this Explanatory Booklet.

2.2 Directors' Recommendations and Intentions

Your Directors are Mr Ian Davis, Dr Andrew Nash, Professor Silviu Itescu and Mr James MacKenzie. The interests of the Directors in the CSL Acquisition Proposal are disclosed in Section 9 of this Explanatory Booklet.

Having regard to all of the considerations discussed in this Section 2, your **Directors unanimously consider that the expected advantages of the Share Scheme, Special Distribution and Option Scheme outweigh the potential disadvantages and risks. This conclusion is supported by the Independent Expert, Deloitte.** The Independent Expert has concluded that, in the absence of a more favourable proposal from another party:

- the Share Scheme and the Special Distribution are in the best interests of Zenyth Shareholders; and
- the Option Scheme is on balance in the best interests of Zenyth Optionholders as a whole.

The Independent Expert's Report is set out in full in Section 16 of this Explanatory Booklet and you are strongly encouraged to read that report as part of your assessment of the Share Scheme, the Special Distribution and the Option Scheme. The Independent Expert concluded that, in the absence of a higher offer, the Option Scheme is reasonable although not fair. This is explained further at Section 2.4(c) of this Explanatory Booklet and in the full Independent Expert's Report in Section 16 of this Explanatory Booklet.

Your **Directors unanimously recommend** that, in the absence of a more favourable proposal from another party, Zenyth Shareholders **vote in favour of the Share Scheme and the Special Distribution Resolution** and that Zenyth Optionholders **vote in favour of the Option Scheme**.

In the absence of a more favourable proposal from another party, **your Directors unanimously intend to vote** all of the Zenyth Shares held by them or in which they otherwise have a relevant interest in favour of the Share Scheme and the Special Distribution Resolution.

The Company's Chief Executive Officer, Dr Andrew Nash, is the only Director who holds Zenyth Options. Dr Nash intends to vote in favour of the Option Scheme in respect of all of his unexercised Options, in the absence of a more favourable proposal from another party.

No more favourable proposal from another party has been received as at the date of this Explanatory Booklet.

2.3 Zenyth Shareholders – Key Reasons for Your Directors' Unanimous Recommendation

(a) Substantial Premium to the Trading Prices of Zenyth Shares Prior to the Announcement of the CSL Acquisition Proposal

Subject to the Share Scheme becoming Effective and to the Special Distribution Resolution being duly passed, Scheme Shareholders will receive:

- $0.82 cash from CSL for each Zenyth Share they hold as at the Share Scheme Record Date; and
- approximately one Avexa Share for every six Zenyth Shares they hold as at that date, with fractional entitlements of 0.5 and over rounded up to the nearest whole number of Avexa Shares and fractional entitlements of less than 0.5 disregarded. (Ineligible Scheme Shareholders will receive the net sale proceeds of the Avexa Shares to which they would otherwise be entitled.)

The Implied Value of the Total Consideration is $0.855 per Zenyth Share as at 4 September 2006. Please refer to the definition of Implied Value in the Glossary in Section 17 of this Explanatory Booklet for an explanation of how this value has been calculated.

The Implied Value of $0.855 per Zenyth Share as at 4 September 2006:

- values Zenyth at approximately $107 million;
- represents a 58% premium to the closing price of Zenyth Shares of $0.54 on 14 July 2006, being the last traded price of Zenyth Shares prior to the announcement of the CSL Acquisition Proposal; and
- represents a 78% premium to the volume weighted average price of Zenyth Shares of $0.48 in the one month period to 14 July 2006.


CSL Acquisition Proposal – Implied Value $0.855
Share Price
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
78% Premium
58% Premium
43% Premium
$0.48
$0.54
$0.60
Zenyth VWAP for the 30 day period prior to 17 July 2006
Zenyth closing price on 14 July (last trading day before 17 July 2006)
Zenyth 12 month high trading price prior to 17 July (on 5 May 2006)

It is important to note that the Implied Value of the Total Consideration of $0.855 per Zenyth Share as at 4 September 2006 will vary according to movements in the market price of Avexa Shares after this date.

(b) Immediate and Certain Fair Value

The Share Scheme Consideration provides certainty of value and near certainty of timing. Specifically, if all of the conditions and approvals for the Share Scheme are satisfied or waived (see Section 7 of this Explanatory Booklet), the Share Scheme Consideration of $0.82 per Share will be paid to Zenyth Shareholders approximately four weeks after the date of the Share Scheme Meeting.

Your Directors unanimously believe that the immediate and certain value of the Share Scheme Consideration represents fair value given the potential upside and risks associated with Zenyth's project portfolio. Although Zenyth's project portfolio offers considerable investment upside if the projects are successful, there is also considerable timing and execution risk involved in achieving project success. Zenyth's most advanced projects are at, or about to enter, the formal preclinical phase. During this phase, studies in appropriate animal species will determine whether the Zenyth drugs have the required pharmacological characteristics and whether or not it is safe to progress testing into human subjects. Phase I clinical studies then confirm safety in human subjects before Phase II clinical studies are used to demonstrate efficacy in a relatively small number of patients. The process through to the conclusion of Phase II studies and the initial demonstration of efficacy is expected to take up to three years. Phase III clinical studies, designed to confirm efficacy in a wider patient population, must then be completed ahead of regulatory approval and marketing. Typically, a period of at least three to four years would be required to progress from the end of Phase II through to marketing.

The Share Scheme Consideration offers Zenyth Shareholders an immediate and certain return, at an attractive premium, on projects that will take considerable time to develop. CSL will assume all of the benefits and risks of Zenyth's project portfolio going forward. As CSL is a considerably larger company than Zenyth with a much larger pool and scale of portfolio projects, CSL is better placed than Zenyth to absorb any failures in Zenyth's project portfolio.

(c) Zenyth Shareholders Receive Avexa Shares

If the Special Distribution Resolution is approved and if the Share Scheme becomes Effective, Zenyth Shareholders (other than Ineligible Scheme Shareholders) will receive approximately one Avexa share for every six Zenyth Shares they hold (with fractional entitlements of 0.5 and over rounded up to the nearest whole number of Avexa Shares).

This will enable Zenyth Shareholders (other than Ineligible Scheme Shareholders) to have a direct investment exposure to Avexa, the anti-infectives biotechnology company that was demerged from Zenyth in September 2004. Further details of Avexa are provided in Section 4 of this Explanatory Booklet.

(d) The Independent Expert has Concluded that the Share Scheme and the Special Distribution are in the best Interests of Zenyth Shareholders

The Independent Expert has concluded that, in the absence of a more favourable proposal from another party, the Share Scheme and the Special Distribution are in the best interests of Zenyth Shareholders. The Independent Expert has assessed the fair value of Zenyth Shares to be in the range of $0.77 to $0.98 per Share.

The Implied Value of the Total Consideration per Zenyth Share as at 4 September 2006 is $0.855. This is just below the mid point of the Independent Expert's valuation range of $0.77 to $0.98 per Zenyth Share.

The Independent Expert's Report is included in Section 16 of this Explanatory Booklet. That report should be read in its entirety, including the assumptions on which the conclusions are based.

Section 2 – Expected Benefits and Other Considerations for Zenyth Security Holders continued

(e) No More Favourable Proposal Has Emerged

Since the announcement of the CSL Acquisition Proposal on 17 July 2006 and up to the date of this Explanatory Booklet, no alternative proposal from another party has emerged.

(f) No Brokerage Costs on the Disposal of Zenyth Shares or the Receipt of Avexa Shares

Zenyth Shareholders will not be required to pay any brokerage or other costs on the disposal of their Zenyth Shares under the Share Scheme or on the receipt of Avexa Shares under the Special Distribution. (Certain Zenyth Shareholders will not be eligible to receive Avexa Shares under the Special Distribution and they will instead receive the net sale proceeds of the Avexa Shares to which they would otherwise be entitled. The net sale proceeds may include brokerage charges. Please refer to Section 8.4(g) of this Explanatory Booklet for further details.)

2.4 Zenyth Optionholders – Key Reasons for Your Directors' Unanimous Recommendation

(a) Most Options Substantially 'Out of the Money'

Most Zenyth Options have exercise prices of between $0.62 and $2.02 per Option. This is significantly above the prices at which Zenyth Shares traded immediately prior to the announcement of the CSL Acquisition Proposal and for a number of months prior to that announcement. Based on the last traded price of Zenyth Shares prior to announcement of the CSL Acquisition Proposal on 17 July 2006 ($0.54), most Zenyth Options were 'out of the money' in that, in the absence of the Share Scheme and the Option Scheme and the associated re-rating of Zenyth Shares by the market, there would be no rational basis for paying the exercise price attached to those Options.

(b) Immediate Value

The Option Scheme enables Scheme Optionholders to receive immediate payment even though some Options may not become exercisable for some time or may not become exercisable at all given their exercise price relative to the price of Zenyth Shares prior to the announcement of the CSL Acquisition Proposal and relative to the price of Zenyth Shares as at the date of this Explanatory Booklet.

Set out below is a table summarising the key particulars of Zenyth Options and their proposed treatment under the Option Scheme. This table excludes the July 2006 Management Options, as they will be dealt with as outlined in Section 7.4(f).

Number of Options	Issue Date	Expiry Date	Exercise Price	Option Scheme Consideration per Option	Total Option Scheme Consideration Payable
250,000	14-Nov-01	14-Nov-06	$0.73	$0.1063	$26,565
500,000	30-Nov-01	30-Nov-06	$1.28	$0.0100	$5,000
500,000	30-Nov-01	30-Nov-06	$2.02	$0.0100	$5,000
650,000	13-Dec-01	13-Dec-06	$0.88	$0.0100	$6,500
50,000	23-Jan-03	23-Jan-08	$0.34	$0.5196	$25,980
200,000	16-Oct-04	16-Oct-07	$0.84	$0.0592	$11,839
349,650	31-Mar-04	31-Mar-09	$0.84	$0.1168	$40,843
550,000	21-Feb-05	30-Jun-09	$0.84	$0.1297	$71,338
400,000	19-Jan-05	19-Jan-10	$0.84	$0.1513	$60,523
1,000,000	08-Aug-05	30-Jun-10	$0.62	$0.3363	$336,274
200,000	07-Nov-05	30-Jun-11	$0.62	$0.3645	$72,896
200,000	07-Nov-05	30-Jun-12	$0.62	$0.3911	$78,228
200,000	07-Nov-05	30-Jun-13	$0.62	$0.4162	$83,240
200,000	24-Feb-06	30-Jun-10	$0.62	$0.3363	$67,260
5,249,650					$891,486

Your Directors believe that the Option Scheme Consideration provides fair and immediate compensation to Scheme Optionholders for the cancellation of their Options. The Option Scheme Consideration set out in the above table has been calculated in accordance with the widely accepted Black Scholes valuation methodology. The amounts in the column entitled 'Option Scheme Consideration per Option' have been calculated as the greater of:

- $0.01 per Zenyth Option; and
- the result derived by applying the Black Scholes valuation methodology, using a hypothetical Zenyth Share price of $0.83 and assuming a hypothetical share price volatility of 9%.

A hypothetical share price of $0.83 has been used as an input in the Black Scholes valuation methodology, as your Directors believe that this fairly represents the prevailing market price of Zenyth Shares on ASX (reflecting the control premium inherent in the Share Scheme Consideration) between the date the CSL Acquisition Proposal was publicly announced and the date of this Explanatory Booklet. A hypothetical share price volatility of 9% has been used as an input in the Black Scholes valuation methodology, as your Directors consider that this is a reasonable estimate of the volatility of the market price of Zenyth Shares (assuming a control premium) for the future, being the historical volatility of the Zenyth Share price since the date the CSL Acquisition Proposal was publicly announced.

(c) The Independent Expert has Concluded that the Option Scheme is on Balance in the Best Interests of Zenyth Optionholders as a Whole

The Independent Expert has concluded that, in the absence of a higher offer, the Option Scheme is reasonable and, on balance, is in the best interests of Zenyth Optionholders as a whole. The Independent Expert has also applied the Black Scholes valuation methodology but has used different inputs to those used by your Directors. This produced:

- a value higher than the Option Scheme Consideration in the case of six of the 14 series of Options;
- a value lower than the Option Scheme Consideration in the case of another six series; and
- the same value as the Option Scheme Consideration in the case of the remaining two series.

The Independent Expert has concluded that the Option Scheme is not fair. However, since for all but one series of Options, the Option Scheme Consideration is higher than the intrinsic value of the Options (based on the excess of the Zenyth Share price under the Share Scheme and the Special Distribution over the exercise price of the Option), and because the Option Scheme provides Optionholders with an opportunity to realise a value for their Options, the majority of which were 'out of the money' before the announcement of the CSL Acquisition Proposal, the Independent Expert has concluded that the Option Scheme is reasonable and on balance is in the best interests of Optionholders as a whole.

In the case of the remaining series of Options (those issued on 14 November 2001), the Independent Expert has stated that holders of those Options could achieve a better return by exercising their Options and participating in the Share Scheme and the Special Distribution. See Section 8.4 of the Independent Expert's Report in Section 16 of this Explanatory Booklet for further Information.

The Independent Expert's Report is set out in Section 16 of this Explanatory Booklet. That report should be read in its entirety, including the assumptions on which the conclusions are based.

2.5 Possible Disadvantages

Your Directors have considered a number of possible disadvantages of the Share Scheme, Special Distribution and the Option Scheme, including the following.

(a) Loss of Direct Continuing Interest in Zenyth's Business

If the CSL Acquisition Proposal is approved and implemented, Zenyth Shareholders will cease to hold a direct interest in Zenyth and Zenyth Optionholders will no longer be able to acquire a direct shareholding in Zenyth.

(b) Volatility in Avexa Share Price

The value of Avexa Shares that will be received by Scheme Shareholders under the Special Distribution is dependent on the price at which those shares will trade on ASX. No assurances can be given as to this price. Historical market prices of Avexa Shares should not be relied upon as indicative of the future market price at which Avexa may trade. The risks associated with holding Avexa Shares are outlined in Section 4.12 of this Explanatory Booklet.

(c) Taxation Consequences

If the Share Scheme and the Option Scheme are implemented, it will potentially result in taxation consequences for Zenyth Security Holders, which arise earlier than may otherwise have been the case. Section 6 of this Explanatory Booklet provides a general outline of the likely taxation consequences of the Share Scheme and the Special Distribution for Zenyth Shareholders.

2.6 Other Relevant Considerations

(a) The Share Scheme is Conditional

The Share Scheme is subject to various conditions. These conditions are summarised in Section 1.5 of this Explanatory Booklet, with full details provided in Section 7. As at the date of this Explanatory Booklet, your Directors are not aware of any matter which would result in a breach, or lead to non-performance of any of those conditions.

(b) Inter-relationship of the Share Scheme, Special Distribution and Option Scheme

The Share Scheme is not conditional on either the Special Distribution or the Option Scheme being approved and implemented. Accordingly, the Share Scheme will proceed even if Zenyth Shareholders do not approve the Special Distribution and even if Zenyth Optionholders do not approve the Option Scheme.

Therefore, all Zenyth Shareholders who intend to vote in favour of the Share Scheme should also vote in favour of the Special Distribution Resolution. Voting in favour of the Share Scheme but not the Special Distribution Resolution will result in Zenyth Shareholders foregoing the opportunity to receive additional value by the transfer to them of Avexa Shares on a pro rata basis. In these circumstances, this additional value (being the pro rata in specie distribution of all of the Avexa Shares held by Zenyth) will pass to CSL.

Neither the Option Scheme nor the Special Distribution will proceed unless the Share Scheme is approved and implemented.

If the Share Scheme is implemented and the Option Scheme is not implemented then:

- the Options will not be cancelled and will continue to be held by Optionholders. However, Zenyth will shortly thereafter cease to be listed on ASX. Therefore, on exercise of an Option, an Optionholder would receive a share in an unlisted company. This will result in value realisation being uncertain due to a potential lack of liquidity in unlisted Zenyth Shares. In addition, CSL would in these circumstances be entitled to compulsorily acquire those Zenyth Shares under Chapter 6A of the Corporations Act for a period of six months after the Implementation Date; and
- the right of an Optionholder to continue to hold an Option (or any Share issued on the exercise of an Option) will be subject to CSL's power to compulsorily acquire (or cancel) all the Options or Shares issued on exercise in accordance with the compulsory acquisition requirements of Chapter 6A of the Corporations Act (see Section 5.3 of this Explanatory Booklet concerning CSL's intentions in these circumstances).

(c) Likelihood of a Competing Proposal

As at the date of this Explanatory Booklet, your Directors have not been notified by any third party of any intention on its part to submit a competing proposal. Your Directors are not in any position to comment on whether a more favourable competing proposal from another party may eventuate. Your Directors will inform you of any material developments in relation to any legitimate competing proposal that may emerge from any third party.
The Merger Implementation Deed entered into between Zenyth and CSL does not prohibit Zenyth from soliciting or encouraging enquiries, discussions or proposals in relation to a competing transaction or continuing any discussions or negotiations in relation to, or which may reasonably be expected to lead to, a competing transaction.

(d) All or Nothing Proposal – Zenyth Shareholders

If all of the conditions and approvals for the Share Scheme and Special Distribution are satisfied or waived (as applicable) (see Section 7 of this Explanatory Booklet):

- the Share Scheme and the Special Distribution will bind all persons registered as Zenyth Shareholders as at the Share Scheme Record Date, including those who do not vote on these two proposed transactions and those who vote against it; and
- Zenyth will become wholly-owned and controlled by CSL.

Conversely, if all of the conditions and approvals for the Share Scheme and Special Distribution are not satisfied or waived (as applicable), the status quo will continue.

(e) All or Nothing Proposal – Zenyth Optionholders

If all of the conditions and approvals for the Option Scheme are satisfied or waived (see Section 7 of this Explanatory Booklet), the Option Scheme will bind all persons who are registered as Zenyth Optionholders as at the Option Scheme Record date, including those who do not vote on the Option Scheme and those who vote against it.

Conversely, if all of the conditions and approvals for the Option Scheme are not satisfied or waived (as applicable), Zenyth Optionholders will continue to hold their Options. However, if the Share Scheme becomes Effective, the right of an Optionholder

to continue to hold an Option (or any Share issued on exercise of an Option) will be subject to CSL's power to compulsorily acquire (or cancel) all the Options or Shares issued on exercise in accordance with the compulsory acquisition requirements of Chapter 6A of the Corporations Act (see Section 5.3 of this Explanatory Booklet concerning CSL's intentions in these circumstances).

(f) Risk of Zenyth Share Price Falling if the Share Scheme is Not Approved

In the one month period before 14 July 2006, being the last date that Zenyth Shares traded on ASX prior to the announcement of the CSL Acquisition Proposal, the volume weighted average price of Zenyth Shares was $0.48. The 52 week trading range for Zenyth Shares up to 14 July 2006 was $0.42 to $0.60.

Your Directors expect that, if the Share Scheme is not approved and if no alternative proposal emerges, it is likely that the price of Zenyth Shares on ASX will fall below the Share Scheme Consideration of $0.82 offered under the CSL Acquisition Proposal.

(g) Costs

The costs incurred by Zenyth in developing the CSL Acquisition Proposal (including in negotiations with CSL, retention of advisers, engagement of the Independent Expert and preparation of this Explanatory Booklet) are likely to be approximately $875,000. If the Share Scheme becomes Effective, these costs will effectively be met by CSL (as the sole shareholder of Zenyth following implementation of the Share Scheme). If the Share Scheme does not become Effective, these costs will be borne directly by Zenyth and will be paid in the 2007 financial year, reducing the net assets of the Company.

(h) Implications of Not Pursuing the CSL Acquisition Proposal

If all of the conditions and approvals for the Share Scheme, Special Distribution and the Option Scheme are not satisfied or waived (as applicable):

- Zenyth Shareholders will retain all of their Zenyth Shares and will continue to be exposed to the benefits and risks associated with that investment;
- Zenyth will retain its shareholding in Avexa and Zenyth Shareholders will not receive the Special Distribution;
- Zenyth Optionholders will retain all of their Zenyth Options;
- the existing Zenyth Board and management will continue to operate Zenyth's business; and
- the expected advantages of the CSL Acquisition Proposal, as outlined in Sections 2.3 and 2.4 of this Explanatory Booklet, will not be realised. However, some of the possible disadvantages of the CSL Acquisition Proposal identified in Section 2.5 will not arise.

If all of the conditions and approvals for the Share Scheme are satisfied or waived (as applicable), but the Special Distribution and/or the Option Scheme do not proceed:

- Zenyth Shareholders will receive the Share Scheme Consideration but not the Special Distribution; and
- Zenyth Optionholders will retain all of their Zenyth Options. However, the right of an Optionholder to continue to hold an Option (or any Share issued on exercise of an Option) will be subject to CSL's power to compulsorily acquire (or cancel) all the Options or Shares issued on exercise in accordance with the compulsory acquisition requirements of Chapter 6A of the Corporations Act (see Section 5.3 of this Explanatory Booklet concerning CSL's intentions in these circumstances).

2.7 What Are Your Alternatives and What Should You Do?

The following principal alternatives are available to Zenyth Security Holders in relation to their Zenyth Securities. Zenyth encourages you to consider your personal risk profile, portfolio strategy, tax position, financial circumstances and seek professional advice before making any decision in relation to your Zenyth Securities.

Section 2 – Expected Benefits and Other Considerations for Zenyth Security Holders continued

Zenyth Shareholders	
Vote in favour of the Share Scheme and Special Distribution Resolution	This is the course of action unanimously recommended by your Directors, in the absence of a more favourable proposal from another party. The reasons for your Directors' unanimous recommendation are set out earlier in this Section 2. To follow your Directors' unanimous recommendation, you should vote in favour of the Share Scheme at the Share Scheme Meeting and in favour of the Special Distribution Resolution at the General Meeting. For a summary of how to vote at these two meetings, please refer to Section 1.9 of this Explanatory Booklet.
Vote against the Share Scheme and Special Distribution Resolution	If, despite your Directors' unanimous recommendations and the conclusion of the Independent Expert, you do not support these proposals, you may vote against them at the Share Scheme Meeting or the General Meeting or both. However, if all of the conditions and approvals for the Share Scheme and the Special Distribution are satisfied or waived (as applicable), these proposals will bind all Zenyth Shareholders, including those who vote against the resolutions at these two meetings or those who do not vote at all. You should also note that if the Share Scheme becomes Effective, it will proceed even if the Special Distribution Resolution is not approved.
Sell your Zenyth Shares on ASX	The existence of the CSL Acquisition Proposal does not preclude you from selling your Zenyth Shares on market for cash, if you wish, provided you do so before close of trading in Zenyth Shares on ASX on the Effective Date (currently expected to be 31 October 2006), when trading in Zenyth Shares will end. If you are considering selling your Zenyth Shares on ASX, you should have regard to the prevailing trading prices of Zenyth Shares and compare that to the Total Consideration being offered under the CSL Acquisition Proposal. You may ascertain current trading prices of Zenyth Shares through the ASX website (www.asx.com.au), by contacting your stockbroker or by reading the business pages of any major metropolitan newspaper. Zenyth Shareholders who sell their Zenyth Shares on market for cash: • will receive the consideration for sale of their shares sooner than they would receive under the Share Scheme; • will not be entitled to receive the Special Distribution; • may incur a brokerage charge; and • will not be able to participate in a more favourable proposal from another party, if one emerges, noting that, as at the date of this Explanatory Booklet, your Directors have not received notice from any third party of an intention to make any competing proposal.
Do nothing; i.e. neither vote in favour of nor against the Share Scheme or the Special Distribution nor sell your Zenyth Shares	Zenyth Shareholders who elect neither to vote at the Share Scheme Meeting or General Meeting nor sell their Zenyth Shares will: • if the Share Scheme becomes Effective – have their Zenyth Shares compulsorily transferred to CSL by operation of the Share Scheme and receive payment of $0.82 cash per Zenyth Share; • if the Special Distribution is approved and implemented – receive approximately one Avexa Share for every six Zenyth Shares held (unless they are an Ineligible Scheme Shareholder, in which case they will receive the net sale proceeds of the Avexa Shares to which they would otherwise have been entitled); and • if the Share Scheme is not approved and implemented – retain their Zenyth Shares.

Zenyth Optionholders	
Exercise your Options	Optionholders may, subject to the terms of their Options, exercise their Options. If they do so at any time prior to Option Scheme Record Date (5.00pm AEST on 3 November 2006), they will be issued with Shares that will be eligible to participate in the Share Scheme and the Special Distribution. This participation will include eligibility to vote at the Share Scheme Meeting and the General Meeting if the Shares that are issued on exercise of the Options are recorded in the Zenyth Share Register prior to the Voting Entitlement Time (7.00pm AEST on 21 October 2006). Optionholders should note that these dates are indicative only. Zenyth has the right to vary any or all of these dates and times and will provide reasonable notice of any such variation. In respect of the Options issued on 14 November 2001, the Independent Expert has stated that holders of those Options could achieve a better return by exercising their Options and participating in the Share Scheme and Special Distribution. See Section 8.4 of the Independent Expert's Report in Section 16 of this Explantory Booklet for further information.
Vote in favour of the Option Scheme	This is the course of action unanimously recommended by your Directors for Optionholders who do not exercise their Options prior to the Voting Entitlement Time. To follow your Directors' unanimous recommendation, you should vote in favour of the Option Scheme at the Option Scheme Meeting. For directions on how to vote at this meeting and important voting information generally, please refer to the summary in Section 1.9 of this Explanatory Booklet.
Vote against the Option Scheme	If you do not support the Option Scheme, you may vote against it at the Option Scheme Meeting. However, you should note that if all the conditions and approvals for the Option Scheme are satisfied or waived (as applicable), this scheme will bind all Zenyth Optionholders, including those who vote against the proposal at the Option Scheme Meeting or those who do not vote at all.
Do nothing; i.e. neither exercise your Options nor vote in favour of or against the Option Scheme	Zenyth Optionholders who elect neither to exercise their Zenyth Options nor vote at the Option Scheme Meeting will: • if the Option Scheme becomes Effective – have their Options cancelled and receive a cash sum as set out in the table in Section 2.4(b); or • if the Option Scheme is not approved and implemented – retain their Zenyth Options. However, if the Share Scheme becomes Effective, the right of an Optionholder to continue to hold an Option (or any Share issued on the exercise of an Option) will be subject to CSL's power to compulsorily acquire (or cancel) all the Options or Shares issued on exercise in accordance with the compulsory acquisition requirements of Chapter 6A of the Corporations Act (see Section 5.3 of this Explanatory Booklet concerning CSL's intentions in these circumstances).

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Section 3 – Profile of Zenyth



Section 3 – Profile of Zenyth

3.1 Overview of Zenyth Today

Zenyth (previously Amrad Corporation Limited) is an Australian based, publicly listed (ASX: ZTL) biotechnology company focused on the development and commercialisation of antibody-based therapies in the areas of inflammation and cancer. Zenyth employs 37 technical and support staff and operates from offices and laboratories located in Melbourne, Victoria.

Zenyth has intellectual property rights to a number of cytokines and cytokine receptors which have been shown to be key mediators in cancer and inflammatory diseases such as rheumatoid arthritis and asthma. Many of Zenyth's proprietary targets have been licensed from prominent Australian medical research institutes and Zenyth has a long history of strong relationships with these and other research institutes within the region.

Zenyth's scientific team has expertise in antibody generation and engineering and works closely with academic medical research institutes as well as local and international pharmaceutical and biotechnology companies to advance therapies from the discovery phase through development to commercialisation. The experienced team of around 20 scientists works in state-of-the-art laboratories with access to multiple human antibody platforms including Medarex's UltiMAb and Dyax's phage display technologies.

Zenyth has a strong history of commercial arrangements with large pharmaceutical and biotechnology companies to progress its projects and/or drug candidates through development. These commercial arrangements entitle Zenyth to receive licence fees, milestone payments and royalties on product sales. Income from such arrangements has been reinvested by Zenyth in drug discovery and development activities.

Zenyth's current major research and development projects include the following:

- discovery and development of a monoclonal antibody against the IL-13 receptor alpha-1 subunit for the treatment of asthma and other respiratory diseases. This project is partnered with Merck & Co., Inc. (**Merck**).
- discovery and development of a monoclonal antibody against the GM-CSF receptor alpha subunit for the treatment of inflammatory diseases such as rheumatoid arthritis. This project is a 50/50 collaboration between Zenyth and Cambridge Antibody Technology Limited (**CAT**), a wholly owned subsidiary of AstraZeneca UK Limited (**AstraZeneca**).
- discovery and development of antagonists of G-CSF, such as monoclonal antibodies or soluble receptors, for the treatment of inflammatory diseases including chronic obstructive pulmonary disease and rheumatoid arthritis. This project is a partnership between Zenyth and MuriGen Pty Ltd (**MuriGen**).
- discovery and development of antibody inhibitors of Vascular Endothelial Growth Factor B (**VEGF-B**) for potential use in the treatment of cancer and rheumatoid arthritis. This project is a collaboration between Zenyth and the Ludwig Institute for Cancer Research (**LICR**).

In addition to the above projects, Zenyth has a number of earlier stage discovery projects to provide a pipeline of future therapeutic development opportunities.

3.2 Further Details of Zenyth's Key Projects

(a) IL-13 Receptor Antibody (MK-6105)

Zenyth and its partner Merck are developing a monoclonal antibody that targets the interleukin-13 receptor alpha-1 subunit (**IL-13Rα1**) to inhibit IL-13 activity as a novel approach to the treatment of asthma and other respiratory diseases.

Asthma is one of the most common diseases in the world, affecting all ages and socio-economic groups. Asthma is characterised by reversible increases in airflow resistance and excessive responsiveness of the lung to irritants and stimulants. The exact cause of asthma is poorly understood however it is regarded as a chronic inflammatory disease. Despite the use of current asthma treatments, up to 10% of asthma patients continue to suffer severe disease which impacts significantly on their quality of life. Treatment options are limited for these patients and there is a substantial need for improved therapeutic agents.

An extensive collaborative effort involving scientists from both Zenyth and Merck has resulted in an optimised fully human monoclonal antibody designated MK-6105 being selected by Merck for further development. Preliminary manufacturing activities are underway with formal preclinical development expected to commence shortly. Under the terms of the licensing agreement, Merck is responsible for the formal preclinical activities as well as the subsequent clinical development and marketing. Initial clinical development will be focused on asthma, however additional respiratory and other indications will also be considered.

Zenyth has received from Merck US$16.5 million in licence fees and milestone payments. Zenyth is entitled to receive additional milestone payments during product development as well as royalties on product sales.

Scientific Rationale

This project targets the alpha-1 subunit of the IL-13R, a shared receptor component that, in addition to IL-13, is also used by IL-4. Studies in animal models of asthma have identified a crucial role for both IL-13 and IL-4 as mediators of the underlying asthma disease process. In these animal models inhibitors of IL-13 were

demonstrated to: 1) prevent the accumulation of inflammatory cells within the lung; 2) prevent increased sensitivity to irritants that cause airways to constrict; and 3) prevent the increased mucus production that further contributes to airway blockage. In addition, these models also implicate IL-13 as a cause of long term remodelling of airways, characterised by thickening of the airway muscle layer, which further increases the ability of irritants to constrict airways.

Analysis of IL-13Rα1 expression in human lungs supports the conclusion that IL-13 may similarly play a key role in the development of asthma in humans and it thus represents a potentially important new therapeutic target.

(b) GM-CSF Receptor Antibody (CAM-3001)

Zenyth and CAT partnered in 2001 to discover and develop therapeutic antibodies against the GM-CSF receptor alpha subunit (**GM-CSFRα**) for the treatment of inflammatory diseases such as rheumatoid arthritis (RA). Under the terms of the collaboration Zenyth and CAT plan to co-develop a GM-CSFRα antibody until the end of Phase II clinical trials and will share costs and profit on a 50/50 basis. AstraZeneca recently (June 2006) acquired CAT and became Zenyth's new partner on the project.

Rheumatoid arthritis is a chronic inflammatory and destructive joint disease affecting approximately 1% of the population in the industrialised world. The specific underlying cause of RA remains unknown however an ongoing chronic immune response triggers a cascade of inflammatory changes within the joint. The last couple of years have seen the commencement of a revolution in the management of RA with the approval of biological drugs Enbrel®, Humira® and Remicade® which target the cytokine TNFα to inhibit the inflammatory pathways underlying the disease. Although a ground-breaking treatment for some, approximately 30-50% of patients treated with these drugs fail to achieve a satisfactory reduction in symptoms. Patients with inadequate responses to these anti-TNF therapies are an obvious target market for new drugs directed at alternative inflammatory mediators such as GM-CSF.

The collaboration between scientists at Zenyth and CAT over a number of years has resulted in the development of an optimised fully human monoclonal antibody that binds to the GM-CSFRα and inhibits the activity of GM-CSF. The antibody, designated CAM-3001, is currently in formal preclinical development for rheumatoid arthritis. A clinical trial application for the first Phase I clinical trial is planned for submission in the first half of 2007.

Scientific Rationale

GM-CSF regulates the survival and activity of inflammatory cell populations and is known to play a key role in the development and progression of autoimmune and other inflammatory diseases in relevant animal models. In animal models of rheumatoid arthritis, antibodies directed against GM-CSF dramatically reduce disease severity. There is also evidence suggesting GM-CSF and its receptor play an important role in the human form of rheumatoid arthritis. An antibody which blocks the GM-CSF receptor alpha and inhibits the actions of GM-CSF may therefore provide a novel approach to the treatment of RA.

GM-CSF is also a major regulator of the activation and survival of inflammatory cells in the lung and these cells are known to be intimately involved in the development of chronic obstructive pulmonary disease (**COPD**). Recent animal data indicates that inhibiting the actions of GM-CSF reduces the severity of experimental COPD. Zenyth's GM-CSF receptor alpha antibody may therefore also be useful in the treatment of COPD.

(c) G-CSF Antagonists

In February 2006, Zenyth and MuriGen announced an agreement to co-develop antagonists of granulocyte colony stimulating factor (**G-CSF**), such as monoclonal antibodies or soluble receptors, for the treatment of inflammatory diseases including rheumatoid arthritis and chronic obstructive pulmonary disease. Zenyth and MuriGen are jointly funding research and development of the potential drug on a cost sharing basis through to completion of proof-of-concept in human clinical trials.

COPD is a chronic inflammatory lung disease which in the majority of cases is related to cigarette smoking. Repeated exposure to tobacco smoke is believed to trigger a chronic inflammatory response with changes (remodelling) throughout the conducting airways resulting in airflow limitation that is not fully reversible. COPD is currently treated with drugs originally developed for asthma, however none of these drugs have been shown to slow the progression of the disease and in many patients offer limited benefit at best. Therefore, there is an urgent need to develop new treatments for COPD which target the inflammatory processes underlying the disease.

Amongst a number of strategies, Zenyth scientists are using the Dyax phage display library in an effort to identify fully-human antibodies that inhibit G-CSF action. Zenyth and MuriGen expect to select a lead G-CSF antagonist for further development by mid-2007.

Scientific Rationale

G-CSF is a cytokine which acts through a specific cell surface receptor to stimulate the differentiation and activation of inflammatory cells from their precursors within the bone marrow. These inflammatory cells, which consist primarily of neutrophils, infiltrate into sites such as airways in COPD and arthritic joints in RA, and produce a large number of mediators that contribute to disease progression. Inhibiting the actions of G-CSF or its receptor may therefore provide a novel approach to the treatment of these diseases. In recent studies in mouse models of RA the administration of an anti-G-CSF antibody was shown to reduce the severity of established arthritic disease with the level of response similar to that observed with an antibody directed against TNF.

(d) VEGF-B Antibody

Zenyth and LICR have a collaboration to develop antibody inhibitors of Vascular Endothelial Growth Factor B (**VEGF-B**) for potential use in the treatment of cancer and rheumatoid arthritis.

Genentech's Avastin®, a monoclonal antibody inhibitor of VEGF-A activity, became the first angiogenesis inhibitor to reach the market when it was approved by the FDA in February 2004 as a first-line therapy for metastatic colorectal cancer. VEGF-B has also been demonstrated to play a role in the regulation of angiogenesis, and a VEGF-B antagonist has the potential to similarly become a valuable agent in the inhibition of tumour growth and metastasis.

Antibodies against VEGF-B are currently being assessed in animal models of cancer and RA. Once the results from those studies are available, a decision on moving a VEGF-B antibody into formal development will be possible. A mouse monoclonal antibody which is a potent antagonist of VEGF-B has been humanised by Zenyth and is suitable for development.

Scientific Rationale

VEGF-B is a member of the VEGF cytokine family. All five members of the VEGF family play some role in the differentiation, recruitment, proliferation and survival of endothelial cells. These activities represent key events in blood vessel formation – a process known as angiogenesis. Angiogenesis is a pivotal process in the generation of new tissues, providing the necessary oxygen and nutrients to enable the tissues to grow. A variety of diseases, including RA and cancer, depend on new blood vessel formation, hence inhibiting new blood vessel development is an exciting new therapeutic approach.

Evidence for the therapeutic potential of inhibiting VEGF-B in RA comes from mice which do not express the VEGF-B gene. These mice display reduced symptoms in models of arthritis, suggesting that the inhibition of VEGF-B may represent a novel new treatment strategy for the management of RA.

(e) Pipeline Projects

In addition to Zenyth's lead antibody projects, the Company is involved in a small number of carefully selected earlier stage projects. The purpose of these projects is to develop valuable new intellectual property and to provide Zenyth with a pipeline of candidate targets and molecules suitable for future preclinical and clinical development. These projects are derived from collaborations with leading local and international scientists and research institutions and, where possible, costs are leveraged through various research funding agencies.

VEGF-B Gene and Protein

Zenyth has previously generated substantial evidence supporting the potential application of the VEGF-B gene and protein in cardiovascular disease and is presently undertaking additional studies aimed at strengthening the data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

EGF Inhibitor

The epidermal growth factor (**EGF**) pathway is a validated therapeutic target for cancer, with several drugs that bind to and inhibit receptor activity either on the market or in late stage clinical trials.

Studies by Zenyth collaborators at the Commonwealth Scientific and Industrial Research Organisation (**CSIRO**) and LICR have identified a truncated form of the EGF receptor (**EGFR**) that binds to EGF and other EGFR ligands with high affinity. In cell-based assays the truncated receptor has been shown to be a potent inhibitor of EGF activity.

Zenyth is collaborating with CSIRO and the LICR to evaluate the potential of the truncated EGFR (known as EGFR501) as a treatment for cancer. Recombinant EGFR501 is undergoing rigorous testing in a number of animal models of human tumour growth.

Suppressors of Cytokine Signalling (SOCS)

SOCS are a family of naturally occurring proteins which modulate cytokine activity. Zenyth holds key intellectual property over these SOCS proteins and is employing various strategies to both inhibit

and enhance SOCS activity and identify potential therapeutic candidates and relevant target diseases. In order to fully capitalise on the accrued scientific expertise and validation of key SOCS targets, Zenyth is exploring potential relationships with companies that possess complimentary skills to collaboratively develop new drugs for indications in which SOCS function plays a major role.

3.3 Recent Initiatives

Since January 2006, Zenyth has announced to the market the following initiatives and events potentially of interest to Shareholders:

- January 2006: An antibody library license agreement with Dyax Corp., (**Dyax**). Under the agreement Zenyth is licensed to use the Dyax phage display libraries of human antibodies for the discovery and development of new human antibody-based therapies for inflammation and cancer.
- February 2006: A collaborative agreement with MuriGen to co-develop a new class of drugs that target arthritis and other inflammatory diseases. The collaboration aims to develop therapeutic proteins that inhibit the activity of the cytokine granulocyte colony stimulating factor (**G-CSF**), or its receptor.
- February 2006: An exclusive in-license from LICR patents to antibodies that target the receptor for the cytokine G-CSF. The agreement provides Zenyth with access to antibodies and reagents developed by a team of researchers at the Melbourne Branch of LICR, and forms part of the collaborative project with MuriGen on G-CSF antagonists.
- May 2006: Receipt of the fourth milestone payment from Merck under the agreement to collaborate with Merck on the development of an IL-13 receptor antibody for the treatment of asthma. The payment of US$2.5 million brought Merck's total payments to Zenyth since the collaboration began in June 2003 to US$16.5 million.

3.4 Zenyth Historical Financial Information

(a) Income Statements

The following selected consolidated income statement information has been extracted from Zenyth's condensed consolidated income statements for the year ended 30 June 2006 (audited and as lodged with ASX on 23 August 2006), the six month reporting period ended 31 December 2005 and the year ended 30 June 2005 (audited).

Condensed Consolidated Income Statement

	Year Ended 30 June 2006 (audited) $'000	Six Months Ended 31 Dec 2005 $'000	Year Ended 30 June 2005 (audited) $'000
Licence fee and royalty revenue	4,153	983	8,300
Revenue	4,153	983	8,300
Other income	1,123	673	2,304
Changes in the fair value of investment in listed entity	1,790	2,949	(2,023)
Changes in the fair value of funds under management	4,225	2,234	5,317
Changes in fair value of investments	**6,015**	**5,183**	**3,294**
Licence fee and royalty payments	(1,207)	(82)	(1,149)
Contract research and development costs	(4,913)	(2,265)	(4,157)
Personnel expenses excluding share-based payment expense	(4,491)	(2,310)	(4,494)
Share-based payment expense	(145)	(59)	(154)
Depreciation and amortisation expenses	(663)	(278)	(540)
Finance costs	(22)	(3)	(175)
Other expenses from ordinary activities	(4,279)	(2,186)	(4,282)
Loss before tax	(4,429)	(344)	(1,053)
Income tax expense	-	-	-
Loss for the period after tax	(4,429)	(344)	(1,053)
Loss of discontinued operation, net of tax	-	-	(723)
Net income recognised directly in equity	-	-	2,400
Total recognised income and expense for the period	(4,429)	(344)	624

(b) Balance Sheets

The following selected balance sheet information has been extracted from the Zenyth condensed consolidated balance sheets as at 30 June 2006 (audited and as lodged with ASX on 23 August 2006), 31 December 2005 and 30 June 2005 (audited).

Condensed Consolidated Balance Sheet

	As at 30 June 2006 (audited) $'000	As at 31 Dec 2005 $'000	As at 30 June 2005 (audited) $'000
Current assets			
Cash and cash equivalents	204	662	2,152
Trade and other receivables	107	174	335
Investments in funds under management	45,549	46,959	49,575
Investment in listed entity	4,844	6,003	-
Other	344	785	150
Total current assets	51,048	54,583	52,212
Non-current assets			
Trade and other receivables	105	141	197
Investment in listed entity	-	-	3,054
Property, plant and equipment	1,495	1,273	1,173
Total non-current assets	1,600	7,417	4,424
Total assets	**52,648**	**55,997**	**56,636**
Current liabilities			
Trade and other payables	2,359	1,758	1,567
Employee benefits	880	824	816
Other	-	-	500
Total current liabilities	3,239	2,582	2,883
Non-current liabilities			
Employee benefits	40	47	100
Total non-current liabilities	40	47	100
Total liabilities	**3,279**	**2,629**	**2,983**
Net assets	**49,369**	**53,368**	**53,653**
Equity			
Issued capital	136,451	136,451	136,451
Accumulated losses	(87,082)	(83,083)	(82,798)
Total equity	**49,369**	**53,368**	**53,653**

(c) Statements of Cash Flows

The following selected cash flow information has been extracted from the condensed consolidated statements of cash flows for the year ended 30 June 2006 (audited and as lodged with ASX on 23 August 2006), the six months ended 31 December 2005 and the year ended 30 June 2005 (audited).

Condensed Consolidated Statement of Cash Flows

	Year Ended 30 June 2006 (audited) $'000	Six Months Ended 31 Dec 2005 $'000	Year Ended 30 June 2005 (audited) $'000
Cash flows from operating activities			
Cash receipts in the course of operations	4,349	1,674	10,206
Cash payments in the course of operations	(13,634)	(7,665)	(14,342)
Interest received	42	18	258
Net cash used in operating activities	(9,243)	(5,973)	(3,878)
Cash flows from investing activities			
Payments for property, plant and equipment	(1,001)	(378)	(358)
Payment for investment in Avexa Limited	-	-	(5,800)
Funds divested under demerger of Avexa Limited	-	-	(7,200)
Payment for transfer of employee entitlements at book value to Avexa Limited	-	-	(86)
Proceeds from sales of plant and equipment	46	11	10
Proceeds from sale of investments in land and buildings in a prior year	-	-	3,000
Net proceeds from disposal of controlled entities and businesses in a prior year	-	-	2,454
Net cash used in investing activities	(955)	(367)	(7,980)
Cash flows from financing activities			
Net cash transferred to funds under management	8,250	4,850	13,400
Net cash outlay on share buy back	-	-	(1,693)
Net cash from financing activities	8,250	4,850	11,707
Net decrease in cash and cash equivalents held	(1,948)	(1,490)	(151)
Cash and cash equivalents at the beginning of the period	2,152	2,152	2,303
Cash and cash equivalents at the end of the period	204	662	2,152

3.5 Management Discussion and Analysis of Financial Information

(a) Full Year Analysis

For the year ended 30 June 2006, Zenyth reported an operating loss of $4.4 million.

Licence fee and royalty revenue for the year of $4.1 million was supplemented by other income of $1.1 million and full year positive movements in the value of Zenyth's investments in Avexa and funds under management of $1.8 million and $4.2 million respectively.

Licence fee payments of $1.2 million, direct external project commitments of $4.9 million and employee costs of $4.5 million collectively comprised 67% of total expenditure for the year of $15.7 million. Although direct external R&D costs have risen by approximately $0.7 million compared to last year, other costs have been contained such that the balance of 2006 overall expenditure has remained at the 2005 level.

Cash and funds under management as at 30 June 2006 were $45.8 million representing a net consumption for the year of $6.0 million consistent with the operating result after allowing for the

non-cash movement of $1.8 million in the carrying value of the investment in Avexa, a capital expenditure outlay of $1.0 million versus a depreciation charge of $0.7 million, and a non-cash royalty revenue of $0.5 million.

(b) Half Year Analysis

For the half-year ended 31 December 2005, Zenyth had reported a consolidated loss after taxation of $0.3 million. The key determinants within this result were a $2.9 million fair value increment to the Company's investment in Avexa, a $2.2 million return from funds under management, and the continued exercise of cost control.

The classification of Zenyth's investment in the demerged entity Avexa as a financial asset at fair value through profit or loss requires that the investment be carried at fair value at each period end, with movements in the carrying value reflected in the income statement for the period.

Avexa's traded share price rose from 14.5 cents as at 30 June 2005 to 28.5 cents as at 31 December 2005, thereby increasing the value of the 21,062,000 shares held by the Company by $2,948,680, as reflected in the income statement for the half year then ended.

At 30 June 2006, the last traded Avexa share price was 23 cents per share, thereby necessitating a write down of the carrying value of the investment by $1,158,410 which has been recorded in the second half year and included within the full year result. Based on the Company's intention to distribute all of its shares in Avexa to Zenyth shareholders under the CSL Acquisition Proposal, the investment has been reclassified from a non-current to a current asset in the balance sheet as at 30 June 2006 and 31 December 2005.

The closing cash and cash equivalents position of $47.6 million at 31 December 2005 reflected a consumption for the six month period then ended of $4.1 million, which was in line with Zenyth's expectations as it progresses its lead GM-CSF receptor project towards the clinic. Merck is responsible for all development costs on the IL-13 receptor project.

The imbalance between the cash consumption and the operating result for the six months ended 31 December 2005 reflected the non-cash income of $2.9 million associated with the increase in carrying value of the investment in Avexa, which rose from $3.1 million as at 30 June 2005 to $6.0 million as at 31 December 2005.

A summary of relevant performance indicators for periods disclosed is provided in the following table in which the Company's investment in Avexa has been recorded as a current asset at 30 June 2006 and 31 December 2005 and a non-current asset as at 30 June 2005.

	As at 30 June 2006 $'000	As at 31 Dec 2005 $'000	As at 30 June 2005 $'000
Cash and funds under management	45,753	47,621	51,727
Current assets less current liabilities	47,809	52,001	49,329
Total net assets	49,369	53,368	53,653
Current asset/current liability ratio	Ratio	Ratio	Ratio
	15.8	21.1	18.1
Net tangible assets per share	Cents	Cents	Cents
	39.4	42.6	42.9

3.6 Zenyth – A Disclosing Entity

Zenyth is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. As a public company listed on ASX, Zenyth is subject to the ASX Listing Rules which require, (subject to a qualified exception in respect of certain classes of confidential information) continuous disclosure to the market of any information of which Zenyth is aware that a reasonable person would expect to have a material effect on the price or value of Zenyth's issued securities.

The ASX maintains records of information which has been publicly disclosed by Zenyth and this information may be inspected at the ASX offices in Melbourne or on the ASX website at www.asx.com.au Copies of this information may also be obtained from the ASX Melbourne offices.

Further information on Zenyth may be obtained from visiting its website at www.zenyth.com.au

This page has been left blank intentionally.



Section 4 – Profile of Avexa



Section 4 – Profile of Avexa

4.1 Introduction

As the in specie distribution of Avexa Shares forms part of the Total Consideration, your Directors consider it appropriate that Zenyth Shareholders are provided with information in relation to Avexa Limited (**Avexa**). The information contained in this Section 4 concerning Avexa, including all financial information, has been prepared by Zenyth using publicly available information. Avexa has had no involvement in relation to the CSL Acquisition Proposal, nor has Avexa been involved in preparing or reviewing this Explanatory Booklet. Zenyth does not accept responsibility for any errors, omissions or misstatements in this Section 4 that are attributable to errors, omissions or misstatements in public documents lodged by Avexa with ASX.

4.2 Business Description

Avexa (ASX code: AVX) is an Australian drug-discovery company based in Melbourne, Victoria. Avexa's business is the discovery and development of pharmaceutical medicines for the treatment of serious human infectious diseases such as HIV, hepatitis and drug resistant bacterial infections.

Avexa was formed in 2004 after Zenyth (then Amrad Corporation Limited) undertook a strategic review of its portfolio and concluded that it should focus on its core business of protein and antibody based therapies for inflammatory diseases and cancer. As a result, Amrad's anti-infectives drug portfolio was demerged into Avexa.

Avexa's commercial strategy is to focus on realising the value in its internal projects in the area of anti-infectives by achieving definitive, well established milestones for each project. Avexa aims to progress its projects as far as possible (at least to the end of proof-of-concept in man) to add maximum value but also considers discussions with potential partners for collaborations in specific areas to expedite project progress.

In April 2006, Avexa undertook a capital raising through a rights issue, with the intention of using the majority of the net proceeds to accelerate preparations for the Phase III development of AVX754, the company's most advanced project.

4.3 Avexa's Projects

Avexa's main projects include:

- AVX754, a nucleoside reverse transcriptase inhibitor currently in Phase IIb for the treatment of HIV infection;
- a program focused on discovering inhibitors of HIV integrase for the treatment of HIV infection; and
- an antibiotic to treat drug-resistant bacterial infections.

Set out below is an outline of these main projects.

AVX754

In January 2005, Avexa in-licensed AVX754, a new anti-HIV drug in Phase II development, from Shire Pharmaceuticals Group Plc.

AVX754 inhibits replication of the HIV virus in infected patients. It is a member of a class of compounds known as nucleoside reverse transcriptase inhibitors (**NRTIs**) which includes drugs such as Combivir®, Zerit®, Videx® and Epivir®. NRTIs stop the HIV virus from replicating by preventing the virus from copying its genetic material. NRTIs, together with another class of HIV drugs called protease inhibitors, form the mainstay of current HIV combination therapy. Unfortunately, however, several of the currently used NRTIs have side effects which limit their use. In addition, an increasing number of patients have a virus which has become resistant to current NRTIs, and need a new treatment. The profile of AVX754 in both laboratory tests and in the clinical trials completed so far shows that AVX754 is unlikely to result in the side effects that some other NRTIs cause, giving AVX754 a significant advantage. Furthermore AVX754 is active in vitro against virus which has become resistant to the currently used NRTIs and the indications are that it will also prove to be clinically effective against such virus.

AVX754 has successfully completed four Phase I studies in healthy volunteers and a Phase IIa study in 63 HIV-infected patients.

AVX754, also known as apricitabine, commenced a 60 patient Phase IIb trial in 2005. Avexa estimates that the Phase IIb trial will be completed by the end of the fourth quarter of 2006.

Avexa intends to use the majority of the net proceeds of its 2006 rights issue to accelerate preparations for the Phase III development of AVX754. In particular, Avexa intends to:

- Accelerate the preparations for the Phase III trials.

  In anticipation of a positive result from the current Phase IIb trial, Avexa intends to make preparations for Phase III development, including appointing additional staff and making other preparations for the necessary clinical and regulatory activities. A key element of this preparation is manufacturing bulk stocks of AVX754 capsules ready for use in Phase III trials. Several hundreds of kilograms of AVX754 must be manufactured, a process which takes at least six to nine months in total.

- Complete two ancillary studies for AVX754.

  To prevent avoidable additional work in the Phase III trials and to meet certain recent developments in regulatory requirements, Avexa aims to complete two ancillary studies for AVX754. A portion of the funds raised by Avexa will be used to complete:

  (a) A clinical pharmacology (cardiac) study; and

  (b) A tipranavir co-dosing study.

- Initiate a long term extension study for the current Phase IIb trial.

  The current Phase IIb trial will study patients during 48 weeks of therapy. When patients reach 48 weeks, they will be offered continued participation in a follow-on extension study. This extension study will ensure that those patients can continue to be treated with AVX754, which could be a life-saving drug for many of them. The study will also provide continued long term information on the safety of treatment with AVX754. This data will be used as part of the safety data package provided to regulatory authorities.

HIV Integrase Inhibitors

Avexa's HIV integrase program is focused on discovering compounds that inhibit the enzyme HIV integrase. As the name suggests, integrase helps the human immunodeficiency virus integrate into human DNA.

HIV integrase inhibitors represent an entirely new class of compounds for the treatment of HIV. Due to the novel mode of action, they have the potential to be used in combination with existing therapies and to transform the treatment of HIV in a similar way to the introduction of the protease inhibitors in the late 1990s.

Avexa is working on a novel series of compounds that are different from other integrase inhibitors previously described. Avexa's HIV drug development program targets resistant strains of HIV with this new class of drug. A significant proportion of long term patients have become resistant to most or all of the drugs administered to them. This is important as improvements in the survival time of persons infected with HIV create an ongoing need for new therapies.

Avexa has continued to evaluate molecules for their ability to inhibit the HIV integrase enzyme, sourcing the molecules from both its own laboratory, from the collection at CSIRO and from MNLpharma Ltd's PhytoPure library. To facilitate this work Avexa has established its own chemical synthesis laboratory. Avexa scientists also work with scientists at the Shanghai Institute of Organic Chemistry through Avexa's collaboration with that institute.

Avexa expects to undertake further preclinical analysis of these molecules in 2006.

An Antibiotic to Treat Drug-resistant Bacterial Infections

The development of antibiotic resistance has resulted in continued market opportunities for novel compounds which act against these resistant strains of bacteria. Cases of resistance to vancomycin, the present drug of last resort for serious bacterial infections, are becoming more frequent. Moreover, the spread of Staphylococcal bacteria which are resistant to methicillin and cause serious hospital-acquired infections is of immediate concern, particularly in Europe.

Avexa is pursuing a unique approach to overcoming the problem of vancomycin and methicillin resistance. The company is synthesising compounds that target the altered part of the vancomycin-resistant strain of bacteria which gives rise to resistance. These compounds are synthesised in collaboration with the University of Wollongong, and have been supported in part by several Australian Research Council and National Health and Medical Research Council grants. These compounds show anti-bacterial activity that is equal, or close, to that of vancomycin in drug-sensitive strains of Staphylococcus aureus (so-called 'golden staph') and show activity against vancomycin-resistant Enterococcus faecium, a bacterium that can cause serious infections and has been shown in some instances to be resistant to current antibiotics. Importantly, these compounds show activity either equal to or better than vancomycin against vancomycin semi-resistant strains of Staphylococcus aureus (S. aureus).

In 2005, Avexa announced that independent analysis had demonstrated that the Avexa series of compounds has activity against bacteria, such as S. aureus (both methicillin-resistant and vancomycin-intermediate sensitive strains of S. aureus) which had been isolated from hospital strains that are resistant to currently available drugs.

A series of lead compounds has been generated through molecular modelling and directed medicinal chemistry, and these compounds are presently being optimised using antibacterial assays and molecular modelling techniques to select a lead molecule for preclinical testing.

4.4 Avexa's Directors

Name, Qualification and Independence Status	Experience and Special Responsibilities
Dr H Niall Independent Non-Executive Director and Chairman	Independent non-executive director and Chairman since 7 September 2004. Member of the Avexa Audit Committee.
Dr J Chick Executive Director	Chief Executive Officer from 7 September 2004.
Dr E Malta Independent Non-Executive Director	Independent non-executive director and member of the Avexa Audit Committee appointed on 1 November 2005.
Mr S Cooper Independent Non-Executive Director	Independent non-executive director and member of the Avexa Audit Committee from 18 November 2005; appointed Chair of that committee on 20 December 2005.

A brief summary of the professional and academic background of each director is provided below.

Dr Hugh Niall – Non-Executive Chairman MB, BS, MD (Melb), FRACP

Dr Hugh Niall became Chairman and a Non-Executive Director of Avexa on 23 September 2004. Dr Niall has many years experience in the biotechnology industry in Australia and the United States. From 2003 to 2006, he was Chief Executive Officer of the Australian Stem Cell Centre Limited (ASCC) and from 1995 to 2002 was the Chief Executive Officer of Biota Holdings Limited, a publicly listed company based in Melbourne, whose focus is the discovery and development of new human antiviral pharmaceuticals.

After completing his medical degree and obtaining post-graduate qualifications in medicine at the University of Melbourne, Dr Niall worked overseas at the National Institutes of Health, Bethesda, Maryland, USA and at Harvard University, where he was an Associate Professor of Medicine. Dr Niall has also held senior appointments with the Howard Florey Institute of Experimental Physiology and with Genentech Inc, a major biotechnology company in South San Francisco where he was Vice President of Research Discovery.

Dr Niall is the Chair of the Investment Committee of the Genesis Fund of GBS Venture Partners Limited, Chair of the Diabetes Vaccine Development Centre, a Director of Ausgenics Pty Ltd and a Fellow of the Royal Australasian College of Physicians.

Dr Julian Chick – Executive Director BSc (Hons), PhD (La Trobe)

Dr Julian Chick was appointed as Chief Executive Officer and executive director of Avexa on 7 September 2004. He graduated with a PhD in muscle physiology from La Trobe University in 1998 and joined Zenyth Therapeutics Limited as a Senior Business Development Manager in April 2002.

Prior to joining Zenyth, Dr Chick had five years experience as an investment adviser and financial consultant with Prudential-Bache Securities, BNP Paribas and Salomon Smith Barney. Dr Chick also spent time working for Foursight Associates as the principal analyst reviewing investment opportunities for private equity investors and venture capitalists.

Dr Errol Malta – Non-Executive Director PhD (Melb), FAICD

Dr Errol Malta is currently a Director of Australian biotechnology company Alchemia Ltd and has held previous directorships in two small unlisted Australian biotechnology companies. Over the last seventeen years, Dr Malta has been employed in the pharmaceutical/biotechnology industry in drug development. In eight of his 10 years with Amgen at their head office in the United States he was Product Development Team Leader responsible for global drug development and commercialisation for a number of different molecules. During that time, Dr Malta was responsible for five successful new-molecule IND submissions to the FDA and other regulatory agencies, subsequent Phase I/II programs and a number of Phase III and IV trials.

Dr Malta holds a PhD from the University of Melbourne and is a fellow of the Australian Institute of Company Directors. Prior to his industry experience, Dr Malta spent 13 years in academia as Senior Lecturer and Researcher in Pharmacology at the Victorian College of Pharmacy where he published over 50 scientific papers.

Mr Stephen Cooper – Non-Executive Director B Com (Hons), CA
Mr Stephen Cooper is a Director of Grant Samuel, a leading independent Australasian investment house, where he provides corporate finance advice to small and large companies across a range of industry sectors. Prior to that, Mr Cooper was Senior Manager for KPMG Peat Marwick, Melbourne, in the area of strategic planning and business development.

Mr Cooper holds a Bachelor of Commerce (Hons) from the University of Cape Town and is an Associate of the Institute of Chartered Accountants (Aust) and Associate of the Chartered Institute of Management Accountants (UK).

4.5 Financial Position and Performance of Avexa

(a) Income Statement

The following selected income statement information has been extracted from the Avexa income statements for the year ended 30 June 2006 (audited and as lodged with ASX on 8 August 2006), the six months ended 31 December 2005 and the year ended 30 June 2005 (audited).

	Year Ended 30 June 2006 (audited) $'000	Six Months Ended 31 Dec 2005 $'000	Year Ended 30 June 2005 (audited) $'000
Licence fee and royalty revenue	-	-	-
Other revenues from ordinary activities	738	343	669
Total revenue	738	343	669
Contract research and development costs	(6,576)	(1,713)	(4,654)
Employee expenses	(2,533)	(1,252)	(1,482)
Share-based payment expense	(122)	(59)	(61)
Depreciation	(52)	(27)	(12)
Amortisation of intellectual property	(6,000)	(3,000)	(6,000)
Occupancy costs	(332)	(181)	(210)
Consulting and professional services	(1,089)	(638)	(570)
Travel and accommodation	(405)	(159)	(244)
Raw materials and consumables used	(424)	(227)	(199)
Asset management expenses	(282)	(133)	(318)
Insurance	(169)	(71)	(150)
Other expenses	(584)	(291)	(366)
Loss before tax	(17,830)	(7,408)	(13,597)
Income tax expense	-	-	-
Net loss for the period	(17,830)	(7,408)	(13,597)
Net income recognised directly in equity	-	-	-
Total recognised income and expense for the period	(17,830)	(7,408)	(13,597)

(b) Balance Sheet

The following selected balance sheet information has been extracted from the Avexa balance sheets as at 30 June 2006 (audited and as lodged with ASX on 8 August 2006), 31 December 2005 and 30 June 2005 (audited).

	As at 30 June 2006 (audited) $'000	As at 31 Dec 2005 $'000	As at 30 June 2005 (audited) $'000
Current assets			
Cash assets	20,228	11,637	15,727
Receivables	34	33	64
Other	106	142	81
Total current assets	20,368	11,812	15,872
Non-current assets			
Intangibles	-	3,000	6,000
Property, plant and equipment	217	233	121
Total non-current assets	217	3,233	6,121
Total assets	**20,585**	**15,045**	**21,993**
Current liabilities			
Payables	3,357	1,065	687
Provisions	280	192	154
Total current liabilities	3,637	1,257	841
Non-current liabilities			
Provisions	28	25	40
Total non-current liabilities	28	25	40
Total liabilities	**3,665**	**1,282**	**881**
Net assets	**16,920**	**13,763**	**21,112**
Equity			
Issued capital	48,164	34,648	34,648
Accumulated losses	(31,244)	(20,885)	(13,536)
Total equity	**16,920**	**13,763**	**21,112**

(c) Statement of Cash Flows

The following selected cash flow information has been extracted from the Avexa statements of cash flow for the year ended 30 June 2006 (audited and as lodged with ASX on 8 August 2006), the six months ended 31 December 2005 and the year ended 30 June 2005 (audited).

	Year Ended 30 June 2006 (audited) $'000	Six Months Ended 31 Dec 2005 $'000	Year ended 30 June 2005 (audited) $'000
Cash flows from operating activities			
Cash receipts in the course of operations	783	305	261
Cash payments in the course of operations	(10,209)	(4,602)	(7,760)
Interest received	535	343	625
Net cash used in operating activities	(8,891)	(3,954)	(6,874)
Cash flows from investing activities			
Payments for property, plant and equipment	(144)	(136)	(133)
Net cash used in investing activities	(144)	(136)	(133)
Cash flows from financing activities			
Proceeds from issue of share capital	14,385	-	23,521
Costs of raising share capital	(849)	-	(873)
Consideration for taking on employee entitlements	-	-	86
Net cash provided by financing activities	13,536	-	22,734
Net (decrease)/increase in cash held	4,501	(4,090)	15,727
Cash at the beginning of the financial period	15,727	15,727	-
Cash at the end of the financial period	20,228	11,637	15,727

4.6 Information on Avexa Shares

Under a prospectus dated 3 April 2006 for a non-renounceable rights issue of one new share for every four ordinary shares on issue at 24 cents per new share, Avexa issued 39,530,102 new ordinary shares and raised a gross amount of $9,487,224 before costs and expenses estimated to be in the vicinity of $869,000.

Immediately prior to the offer contained in the 3 April 2006 prospectus, Avexa raised additional capital through a placement to institutional and other sophisticated investors of 20,408,000 shares at $0.24 per share to raise $4,897,920 before costs and expenses.

The issue of new Avexa Shares as detailed above has resulted in a total issued share capital of 197,854,554 shares as at the date of this Explanatory Booklet.

As at the date of this Explanatory Booklet there are 9,095,000 options to acquire Avexa Shares on issue as detailed in the following table.

Section 4 – Profile of Avexa continued

Grant Date	Exercise Date	Expiry Date	Exercise Price	Number of Options at Date of Explanatory Booklet
12 Nov 2004	(i)	30 June 2009	$0.40	1,400,000
26 Sep 2005	(ii)	25 Sep 2010	$0.40	50,000
26 Sep 2005	(ii)	25 Sep 2010	$0.19	180,000
26 Sep 2005	(iii)	25 Sep 2010	$0.19	480,000
5 Oct 2005	(iv)	30 June 2010	$0.40	600,000
5 Oct 2005	(v)	30 June 2010	$0.19	500,000
1 May 2006	(vi)	21 March 2011	$0.40	50,000
1 July 2006	(vii)	30 June 2011	$0.30	525,000
1 July 2006	(vii)	30 June 2011	$0.30	710,000
1 July 2006	(viii)	30 June 2011	$0.40	500,000
1 July 2006	(ix)	30 June 2010	$0.40	100,000
Total employee options				5,095,000
Shire options#				4,000,000
Total options				9,095,000

(i) Exercisable 40% on or after 1 July 2005 and 20% on or after each of 1 July 2006, 1 July 2007 and 1 July 2008.

(ii) Exercisable 75% on or after 26 September 2006 and 25% on or after 26 September 2007.

(iii) Exercisable 50% on or after each of 26 September 2006 and 26 September 2007.

(iv) Exercisable 40% on issue and 20% on or after each of 5 October 2007, 5 October 2008 and 5 October 2009.

(v) Exercisable 50% on or after each of 1 July 2006 and 1 July 2007.

(vi) Exercisable 75% on or after 21 March 2007 and 25% on or after 21 March 2008.

(vii) Exercisable 50% on or after each of 1 July 2007 and 1 July 2008.

(viii) Exercisable 40% on or after 1 July 2007 and 20% on or after each of 1 July 2008, 1 July 2009 and 1 July 2010.

(ix) Exercisable 40% on or after 1 July 2006 and 20% on or after each of 1 July 2007, 1 July 2008 and 1 July 2009.

The exercise price of the 4,000,000 options issued to Shire Biochem Inc., will be equal to the volume weighted average price of Avexa shares over the period commencing 30 business days before and ending 30 business days after the ASX trading day on which the results of the Company's Phase IIb study in respect of the compound AVX754 are announced. The exercise period for these options commences on 17 January 2008 and expires on the earlier of 17 January 2012 or the termination of the Shire Licence Agreement.

4.7 Avexa Directors – Interests in Avexa Securities

Avexa Directors, and their related entities, held the following interests in Avexa shares as at the date of this Explanatory Booklet.

Director	Ordinary Shares Number	Options to Acquire Ordinary Shares Number
Dr H Niall	1,125,000	-
Dr J Chick	625,000	1,100,000
Dr E Malta	102,500	-
Mr S Cooper	212,500	-

Following shareholder approval at the Avexa 2005 Annual General Meeting on 5 October 2005, Dr Chick was issued:

- 500,000 options exercisable 50% on or after each of 1 July 2006 and 1 July 2007, with an exercise price of $0.19 and expiry date of 30 June 2010; and
- 600,000 options exercisable 40% on issue and 20% on or after each of 5 October 2007, 5 October 2008 and 5 October 2009, with an exercise price of $0.40 and expiry date of 30 June 2010.

4.8 Substantial Shareholders

The Corporations Act provides that a person has a "substantial holding" in a company if the votes attached to voting shares of that company in which the person has a relevant interest is 5% or more of the total number of votes attaching to all voting shares in that company. The substantial shareholders in Avexa as at 4 September 2006 are as follows.

Date of Notice	Shareholding Date Released by ASX	Substantial Shareholder Name	Number of Shares	Percentage Disclosed
30/08/2006	30/08/2006	Zenyth Therapeutics Limited	21,062,000	10.65%
17/05/2006	17/05/2006	Fibre Optics (Aust) Pty Ltd – a wholly owned subsidiary of Circadian Technologies Limited	23,915,365	12.09%
03/04/2006	03/04/2006	Passport Management, LLC	14,500,000	9.14%

4.9 Trading of Avexa Shares

A summary of Avexa's share price and volumes history from 1 January 2006 to 4 September 2006 is provided in the following graph.

Share Trading Graph Framework


$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
Share Price
2
1
0
Volume (millions)
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06

The following further information in relation to Avexa Shares is provided:

- the last recorded sale price of Avexa Shares on ASX on 11 September 2006, being the date before the day that this Explanatory Booklet was lodged with ASIC for registration under section 412(6) of the Corporations Act, was $0.21;
- the highest sale price of Avexa Shares on ASX during the three months prior to 11 September 2006 was $0.26 on 7 July 2006;
- the lowest sale price of Avexa Shares on ASX during the three months prior to 11 September 2006 was $0.195 on 24 July 2006 and between 27 July and 2 August 2006; and
- the last recorded sale price of Avexa Shares on ASX immediately prior to the announcement of the CSL Acquisition Proposal was $0.24 on 14 July 2006.

4.10 Rights Attaching to Avexa Shares

The rights attaching to Avexa Shares arise from a combination of the Avexa Constitution, statute and general law.

The Avexa Shares to be transferred to Scheme Shareholders under the Special Distribution will rank equally and have the same rights as all other Avexa shares on issue. The Avexa Constitution sets out rights attaching to Avexa Shares and the following is a summary of key rules in the Constitution of Avexa.

(a) Voting

Subject to any restriction on voting imposed by the ASX Listing Rules or any restriction agreement entered into between Avexa and an Avexa Shareholder, every Avexa Shareholder present in person or by proxy, attorney or representative at a meeting of shareholders has one vote on a show of hands and one vote on a poll for every Avexa Share held. A poll may be demanded by the Chairman of the meeting, an Avexa Shareholder or shareholders who together hold at least five percent of the votes that may be cast on the resolution on a poll, or who together hold voting shares paid up to a value of not less then five percent of the total sum paid up on all voting Avexa Shares.

(b) General Meetings

Each Avexa Shareholder is entitled to receive notice of and to attend general meetings of Avexa and to receive all notices, accounts and other documents required to be sent to Avexa shareholders under the Constitution of Avexa, the Corporations Act or the ASX Listing Rules.

(c) Dividends

Where dividends are payable out of Avexa's profits, they will be declared by the Avexa Board. Dividends declared will (subject to any special rights or restrictions attaching to a class of Avexa Shares created under any arrangement as to dividend) be payable on Avexa Shares in accordance with the Corporations Act.

(d) Transfer of Avexa Shares

An Avexa Shareholder may transfer Avexa Shares by a proper transfer effected in accordance with any computerised or electronic system established or recognised by the ASX or the Corporations Act for the purpose of facilitating transfers in shares or by an instrument in writing in a form approved by the ASX or in any other usual form or in any form approved by the Avexa Board. The Avexa Board may refuse to register a transfer of Avexa Shares where the refusal to register the transfer is permitted under the Constitution of Avexa and the ASX Listing Rules.

(e) Issue of Shares

The Avexa Board may (subject to the restrictions on the issue of Avexa Shares imposed by the Constitution of Avexa, the ASX Listing Rules or the Corporations Act) issue, grant options in respect of, or otherwise dispose of further Avexa Shares as they see fit.

(f) Winding Up

Subject to any special or preferential rights attaching to any class or classes of Avexa Shares, on a winding up of Avexa a liquidator may, with the authority of a special resolution of the Avexa Shareholders, divide among the Avexa Shareholders in kind the whole or any part of the property of Avexa in proportion to the Avexa Shares held by them respectively. The liquidator may for that purpose set the value he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Avexa Shareholders. The liquidator may, with the sanction of a special resolution of the Avexa Shareholders, vest the whole or any part of the assets in trust for the benefit of Avexa Shareholders as the liquidator thinks fit, but so that no Avexa Shareholder is compelled to accept any Avexa Shares or other securities in respect of which there is any liability.

(g) Shareholder Liability

As the Avexa Shares are fully paid shares, they are not subject to any call for money by the Avexa Board and will therefore not become liable for forfeiture.

(h) Alteration to the Constitution

The Constitution of Avexa can only be amended by a special resolution passed by at least three quarters of the votes of the Avexa Shareholders present and voting at a general meeting. At least 28 days written notice specifying the intention to propose the resolution as a special resolution must be given.

(i) ASX Listing Rules

As Avexa is listed on ASX, despite anything in the Constitution of Avexa, if the Listing Rules prohibit an act being done, the act must not be done. If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done, and if a provision is required in the Constitution of Avexa by the Listing Rules, the Constitution will be treated as containing that provision. If any provision of the Constitution of Avexa becomes inconsistent with the Listing Rules, the Constitution will be treated as not containing that provision to the extent of the inconsistency.

4.11 Dividends

Since the commencement of operations on 1 July 2004, Avexa has neither paid nor proposed the payment of any dividends.

4.12 Risks Associated With Holding Avexa Shares

Zenyth Shareholders should be aware that there are risks associated with any investment in the sharemarket. The value of Avexa Shares may fluctuate depending not only on the performance of Avexa but also a number of factors beyond Avexa's influence, including worldwide economic and political conditions, general stock market and economic confidence, and the current unrest in the Middle East.

Avexa is able to adopt contingency plans and safeguards to mitigate and manage some of the risk factors affecting its stock market performance, however, other risks are beyond Avexa's influence. The following is a summary of general and specific risks pertinent to holding an investment in Avexa, any one or a combination of which could affect Avexa adversely and thus the value of any investment in Avexa. The Zenyth Board is unable to speculate as to the extent of such adversity, and thus an investment in Avexa should be regarded as speculative.

(a) General Risk Factors

Economic Conditions

The performance of Avexa may be significantly affected by changes in economic conditions, and particularly conditions which affect the biotechnology industry. Profitability of the business may be affected by factors such as market conditions, interest rates, inflation and consumer demand.

Geo-political Factors

Avexa may be affected by the impact that geo-political factors have on the various world economies or the Australian economy or on financial markets and investments generally or specifically.

Australian and Foreign Government Policies and Legislation

Avexa may be affected by changes to government policies and legislation, including those relating to the biopharmaceutical and pharmaceutical industry, property, the environment, taxation and the regulation of trade practices and competition, government grants and incentive schemes.

Sharemarket Conditions

Avexa, being a company listed on ASX, is subject to the market forces that influence the broad sharemarket trends and the price of securities of individual companies. Accordingly, the price of Avexa shares traded on ASX is subject to fluctuation.

Other

Other risk factors include those normally found in conducting business, including litigation resulting from the breach of agreements or in relation to employees (through personal injuries, industrial matters or otherwise) or any other cause, strikes, lockouts, loss of service of key management or operational personnel, non-insurable risks, delay in resumption of activities after reinstatement following the occurrence of an insurable risk and other matters that may interfere with the business or trade of Avexa.

(b) Specific Risk Factors

Technical Risks

Avexa has a number of projects that could give rise to products. No assurances can be given that Avexa's research will give rise to any development of a commercially successful product.

Competitor Risks

No assurances can be given that any products that Avexa does produce will successfully compete with other products either currently on the market or expected to enter the market in the future.

Financial Risks

The ability of Avexa to implement its business strategy may depend in part on its ability to continue to raise additional funds and/or to secure appropriate partnering or out-licensing arrangements. No assurances can be given that such funding will be available, or that it will be available on terms attractive to Avexa.

Key Employee Risks

The future success of Avexa may depend in part on its continued access to highly qualified scientific, technical and managerial personnel. Competition for such staff is intense. Further, much of the intellectual property and developed know-how resides in Avexa's scientific staff or those under contract. The loss of key staff could have a material adverse effect on Avexa. While Avexa seeks to ensure that the services of key personnel are retained, no assurances can be given that Avexa will continue to retain and attract key staff as required by the business.

Intellectual Property Risks

Avexa's prospects rely fundamentally on its intellectual property portfolio. Any restrictions on Avexa's rights to use the technology contained in its patents in any jurisdiction will impede, or prevent, Avexa's ability to achieve the commercialisation of the relevant technology in those jurisdictions. No assurances can be given that existing or future patents or patent applications which Avexa relies upon will not be challenged in the Courts, nor that any patents granted will withstand any subsequent legal challenge.

Regulatory Risks

Major changes in regulatory legislation or policy could affect the timing and costs of clinical trials. Although Avexa may continue to discuss its clinical development program with appropriate regulatory bodies, no assurances can be given that significant unexpected changes in regulatory legislation or policy will not occur in the future.

Required Primary Endpoint is Not Met

The primary clinical endpoint for Avexa's most advanced project AVX754 Phase IIb trial is a mean decrease in the level of virus in the blood of 0.6 log after 21 days treatment. If this primary endpoint is not met, the future development of AVX754 may need to be re-assessed.

Unexpected Severe Adverse Effects

Although no serious adverse effects associated with AVX754 have been reported by Avexa to ASX as at 4 September 2006 under Avexa's continuous disclosure obligations, the occurrence of severe unexpected adverse effects could have a significant impact upon the future clinical development of AVX754.

Supply of Material

Clinical development of AVX754 requires a continued supply of material from external manufacturers. Although Avexa has reported that some stocks of AVX754 are already in place, and Avexa may continue to work to secure an ongoing supply, unexpected events may interrupt the supply of material and affect the timing and/or cost of the clinical trials.

4.13 Avexa – A Disclosing Entity

Avexa is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. As a public company listed on the ASX, Avexa is subject to the ASX Listing Rules which require, (subject to a qualified exception in respect of certain classes of confidential information) continuous disclosure to the market of any information of which Avexa is aware that a reasonable person would expect to have a material effect on the price or value of Avexa's issued securities.

The ASX maintains records of information which has been publicly disclosed by Avexa and this information may be inspected at the ASX offices in Melbourne or on the ASX website at www.asx.com.au Copies of this information may also be obtained from the ASX Melbourne offices.

Further information on Avexa may be obtained from visiting its website.



Section 5 – Information from CSL



Section 5 – Information from CSL

The information in this Section 5 has been prepared by CSL and CSL is responsible for its accuracy.

5.1 Overview of CSL and its Subsidiaries

(a) About CSL and its Subsidiaries

CSL is a global, specialty biopharmaceutical company that develops, manufactures and markets products that improve lives by preventing or treating serious medical conditions.

CSL is headquartered in Melbourne, Australia, is listed on ASX and its shares are widely held.

CSL and its subsidiaries includes the operations of CSL Biotherapies, CSL Bioplasma, ZLB Behring (incorporating ZLB Plasma Services) and CSL Research and Development. With major manufacturing sites in Australia, Germany, Switzerland and the United States of America, CSL and its subsidiaries have over 7000 employees working in 26 countries.

CSL's R&D activities include new product development, flu vaccine improvements, as well as line extensions of our extensive plasma product portfolio. R&D skills are closely aligned with manufacturing operations with Centres of Excellence in Melbourne at Parkville and Broadmeadows (Australia), Marburg (Germany), Bern (Switzerland) and Kankakee (USA). Parkville is the centre for new product development where CSL is developing novel protein based medicines for life-threatening human diseases with a focus in immunology, cancer and inflammation. CSL's investment in R&D is directed towards products in these areas arising from our core technologies in plasma fractionation, vaccinology, ISCOMATRIX® adjuvant and recombinant proteins, particularly antibodies. CSL collaborates closely with Australian universities and medical research institutes working in its areas of expertise.

Further information about CSL Limited can be found at www.csl.com.au

(b) CSL's Directors

Details of the directors of CSL are set out below.

Peter H Wade, FCPA, FAICD – (age 72)
Finance, Management (resident in Victoria)
Chairman

Mr Wade was elected to the CSL Board in 1994 and became Chairman in 1999. He had previously served CSL as a Commissioner and Director from 1985 to 1993 including a period as Acting Chairman during 1988. Mr Wade was formerly a Director of Tabcorp Holdings Limited and Managing Director, North Limited. Mr Wade will retire from the CSL Board prior to CSL's next annual general meeting in October 2006 and will be succeeded by Elizabeth Alexander as Chairman.

Brian A McNamee, MB, BS, FAICD – (age 49)
Pharmaceutical Industry, Medicine (resident in Victoria)
Chief Executive Officer and Managing Director

Dr McNamee was appointed to the CSL Board in 1990 and is the Chief Executive Officer and Managing Director. He is a Director of the Peter MacCallum Cancer Foundation Ltd and Gen-Probe Inc, a US company.

Antoni M Cipa, B.Bus (Acc), Grad.Dip (Acc), CPA, ACIS – (age 51)
Finance (resident in Victoria)
Finance Director

Mr Cipa was appointed to the CSL Board as Finance Director in August 2000. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager. He was instrumental in the float of the Company in 1994 at which time he was appointed Chief Financial Officer. Prior to joining CSL, Mr Cipa was employed at large public companies where he had significant exposure to mergers and acquisitions.

John Akehurst, MA (Oxon), FIMechE – (age 57)
Engineering, Management (resident in Western Australia)

Mr Akehurst was appointed to the CSL Board in April 2004. After graduating in Engineering from Oxford University, he has had 30 years' experience in the international hydrocarbon industry, most recently as Managing Director and CEO of Woodside Petroleum Ltd. Prior to this, he held a number of engineering and management positions with the Royal Dutch/Shell Group of Companies. Mr Akehurst is a Director of Alinta and of Coogee Resources Limited. He is Chairman of Indigo Energy Ltd, a Director of Biostarch Technologies Ltd and a former Director of Oil Search Limited. He is also a Director of the University of Western Australia Business School and of Youth Focus, a charitable organisation dedicated to the prevention of youth suicide.

Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD – (age 63)
Accounting (resident in Victoria)

Miss Alexander was appointed to the CSL Board in July 1991. She is a Director of Boral Limited and D.B. RREEF. She is a Member of the Takeovers Panel, Deputy Chairman of the Financial Reporting Council and past National President of the Australian Society of Certified Practising Accountants and of the Australian Institute of Company Directors. She is Chairman of the Board of Advice to the Salvation Army (Southern Command), is Deputy Chairman of the Winston Churchill Fellowship Trust and Chairman of the Finance Committee of Melbourne University.

Ian A Renard, BA, LLM, FAICD – (age 60)
Law (resident in Victoria)

Mr Renard was appointed to the CSL Board in August 1998. For many years he practised in company and commercial law. He is a Director of Hillview Quarries Pty Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Transmission) Ltd. Mr Renard is Chancellor of the University of Melbourne.

Maurice A Renshaw, B.Pharm. – (age 59)
International Pharmaceutical Industry (resident in New South Wales)

Mr Renshaw was appointed to the CSL Board in July 2004. Formerly he was Vice-President of Pfizer Inc, Executive Vice-President, Pfizer Global Consumer Group and President of Pfizer's Global Consumer Healthcare Division. Prior to his positions in Pfizer, Mr Renshaw was Vice-President of Warner Lambert Co and President of Parke-Davis USA. Mr Renshaw has had more than thirty years experience in the international pharmaceutical industry.

Kenneth J Roberts, AM, FRACP (Hon), BEc, FCPA, FAIM, FAICD, – (age 68)
International Pharmaceutical Industry, Management, Marketing, Human Resources (resident in New South Wales)

Mr Roberts was appointed to the CSL Board in February 1996. Formerly, he was Chairman and Managing Director of Wellcome Australasia and Director of Marketing Development for the Wellcome worldwide group.

Mr Roberts is Chairman of the Royal Australasian College of Physicians Research and Education Foundation and Start-up Australia Pty Ltd. He is also Chairman of the Boards of the Australian Genome Research Facility Ltd and the Australian Phenomics Facility and Deputy Chairman of IMB Com Pty Ltd, the University of Queensland's biotechnology transfer company.

Arthur C Webster, BVSc, DipBact (Lond) – (age 62)
Animal Health Industry, Commerce (resident in New South Wales)

Dr Webster was appointed to the CSL Board in March 1998. He is Chairman of four private Australian companies. He is a Council Member of both the Postgraduate Foundation in Veterinary Science and the Veterinary Science Foundation, University of Sydney. Dr Webster was formerly Technical Director then Managing Director of the animal health company, Cyanamid Webster Pty Ltd, and a Member of the Board of Governors, University of Western Sydney.

John Shine, AO, FAA – (age 60)
Pharmaceutical Industry, Medicine (resident in New South Wales)

Professor Shine was appointed to the CSL Board in June 2006. He is Executive Director of the Garvan Institute of Medical Research and a Board Member of the Garvan Research Foundation. He is Professor of Molecular Biology and Professor of Medicine at the University of NSW, and a Director of many scientific research and medical bodies throughout Australia. Professor Shine was also Chairman of the National Health and Medical Research Council (NHMRC) and a member of the Prime Minister's Science, Engineering and Innovation Council (PMSEIC) up to 30 June 2006.

David J Simpson – (age 66)
Finance and Management (resident in Victoria)

Mr Simpson was appointed to the CSL Board in September 2006. He is a Fellow of the CPA Australia. Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of Lighthouse Foundation. For many years Mr Simpson was Finance Director of Tabcorp Holdings Limited and before that Executive General Manager Finance of Southcorp Holdings Ltd.

5.2 Rationale for the CSL Acquisition Proposal

CSL believes that the acquisition of Zenyth provides CSL with additional recombinant antibody targets in early stage development and scientists specialising in recombinant antibody design, production and testing. The acquisition of Zenyth complements CSL's existing world-leading research group and deepens CSL's focus and commitment to growth through innovation. Zenyth's prime therapeutic focus is in immunology and inflammation which is in keeping with CSL's interests and capabilities. The intellectual property assets held by Zenyth bolsters CSL's R&D portfolio of protein based biological medicines to treat serious human diseases. Zenyth's early stage research combined with CSL's track record in product commercialisation enhances prospects for product success.

5.3 Post-acquisition Intentions of CSL

This Section 5.3 sets out CSL's current intentions in relation to:

- the continuation of the business of Zenyth;
- any major changes to the business of Zenyth and any redeployment of the fixed assets of Zenyth; and
- the future employment of the present employees of Zenyth,

if the CSL Acquisition Proposal is completed and CSL acquires all of the Zenyth Shares.

These intentions are based on the information concerning Zenyth, its business and the general business environment which is known to CSL at the time of the preparation of this Explanatory Booklet, which is limited to publicly available information and a limited due diligence review of certain non-public information provided by Zenyth.

Final decisions regarding these matters will only be made by CSL in light of information and circumstances at the relevant time. Accordingly, the statements set out in this Section 5.3 are of current intention only, which may change as new information becomes available to CSL or as circumstances change.

(a) General Operational Review

As stated above, as at the date of this Explanatory Booklet, CSL's knowledge of the assets and operations of Zenyth is limited to public information and certain limited non-public information.

If CSL acquires all of the Zenyth Shares, CSL intends to conduct a detailed review of Zenyth's businesses, assets, operations and personnel. This review will apply quantitative and qualitative factors to measure performance and areas for potential growth, improvement, investment and integration into CSL's operations.

Subject to the outcome of the general operational review, it is the present intention of CSL to combine the research groups of both companies with the aim of ensuring that ongoing progress of projects of importance to both companies continues to be made.

CSL is looking forward to working closely with Merck and CAT who are collaborating with Zenyth on two pre-clinical projects.

CSL is also keen to become more closely associated with Zenyth's other Australian institutional collaborators, in particular the Walter and Eliza Hall Institute of Medical Research, LICR and the Queensland Institute of Medical Research.

CSL is not aware of the existence of any material fixed assets of Zenyth, and accordingly has not formed any intentions in that regard (whether regarding redeployment or otherwise).

Except as stated in this Section 5.3 and subject to the outcome of the detailed operational review, CSL does not have any other specific intentions in relation to the continuation of, or any major changes to, the business of Zenyth.

(b) Intentions Regarding Corporate Head Office

The general operational review described in Section 5.3(a) will include a detailed review of corporate overhead costs, and CSL will consider rationalising some of Zenyth's head office functions and arrangements following the outcome of the review. This review may lead to a limited number of redundancies amongst the existing employees from the Zenyth head office, given duplication with CSL's head office.

CSL is not in a position to determine exactly how many employees may be affected in this way, nor the full nature or timing of any such redundancies, until it has completed its review of Zenyth's operations.

(c) Other Corporate Matters

Following the Effective Date for the Share Scheme, it is intended that CSL would:

- arrange for Zenyth to be removed from the official list of ASX; and
- reconstitute the Board of Zenyth with nominees of CSL together, at least in the initial period of up to six months, with the current Chairman and Chief Executive Officer of Zenyth.

(d) Option Scheme Not Effective

If the Share Scheme becomes Effective but the Option Scheme does not become Effective, CSL intends to offer Zenyth Optionholders cash in return for the cancellation of their Options (on the same basis as the cash consideration available under the Option Scheme). Following this process, it is intended that any outstanding Zenyth Options will be compulsorily acquired by CSL in accordance with the compulsory acquisition requirements in Chapter 6A of the Corporations Act.

5.4 CSL's Funding Arrangements

The aggregate cash consideration that CSL will be required to pay to Zenyth Shareholders if the Share Scheme proceeds is approximately $102.6 million (**Aggregate Cash Sum**). The Aggregate Cash Sum will be satisfied by the payment of cash (in Australian dollars).

The necessary funds to be made available to CSL to pay the Aggregate Cash Sum and CSL's transaction costs will be sourced from the CSL Group's cash resources (which includes cash at bank and investments readily convertible to cash) (**Cash Resources**). As at the date of this Explanatory Booklet, CSL's Cash Resources are in excess of $500 million. The Aggregate Cash Sum does not take into account any Zenyth Shares that may be issued due to the exercise of Options prior to the Share Scheme Record Date. However, CSL's Cash Resources are sufficient to accommodate any increase in the Aggregate Cash Sum arising from the issue of new Zenyth Shares on exercise of any or all of Zenyth's Options prior to the Share Scheme Record Date.

There are no restrictions to CSL's access of the Cash Resources.

On the basis of the arrangements described above, CSL is of the opinion that it has reasonable grounds for holding the view, and holds the view, that it will be able to provide the Aggregate Cash Sum and any increases to that sum arising from the issue of new Zenyth Shares on exercise of any or all of Zenyth's Options prior to the Share Scheme Record Date.

5.5 Information on Zenyth Securities

(a) CSL's interest in Zenyth Securities

As at the date of this Explanatory Booklet (**Booklet Date**), CSL and its associates do not have a relevant interest in any Zenyth Shares or Zenyth Options.

Accordingly, as at the Booklet Date, CSL had no voting power in Zenyth.

(b) Acquisitions of Zenyth Securities by CSL or its Associates

In the four months prior to the Booklet Date, neither CSL nor any of its associates have provided, or agreed to provide, consideration for Zenyth Shares under a purchase or agreement.

(c) Prices Paid for Zenyth Shares

In the four months prior to the Booklet Date, neither CSL nor any of its associates have paid any price or consideration for Zenyth Shares.

(d) Pre-Scheme Benefits

In the four months prior to the Booklet Date, neither CSL nor any of its associates have provided any benefit, or agreed to provide any benefit, to a person to induce them to vote in favour of the CSL Acquisition Proposal or to dispose of their Zenyth Shares, other than the agreement under the Deed Poll to pay the Cash Consideration under the CSL Acquisition Proposal if it becomes Effective.

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Section 6 – Taxation Implications



Section 6 – Taxation Implications

The Directors
Zenyth Therapeutics Limited
576 Swan Street
Richmond Victoria 3121

14 August 2006



Tax
147 Collins Street
Melbourne Victoria 3000

GPO Box 2291U
Melbourne Victoria 3001
Australia

ABN: 51 194 660 183
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au

Dear Sirs

Australian Income Tax implications for Zenyth Shareholders

1. Introduction

This letter provides a summary of the Australian income tax implications for Zenyth Shareholders arising from the proposed Special Distribution and Share Scheme, which form part of the CSL Acquisition Proposal.

The tax implications arising for Zenyth Optionholders from the proposed Option Scheme are not addressed in this letter. Optionholders should seek their own independent tax advice.

The comments below are relevant only to Zenyth Shareholders who hold their Zenyth Shares as capital assets for the purpose of investment. The comments do not apply to Zenyth Shareholders who hold their Zenyth Shares in connection with the conduct of a business or who acquired the Zenyth Shares for the purpose of resale at a profit rather than investment.

The following summary is intended only for Australian resident Zenyth Shareholders. Zenyth Shareholders who are not resident in Australia for income tax purposes should consider tax consequences under the laws of their country of residence, as well as under Australian law, arising from the proposed transactions.

The discussion contained in this summary is of a general nature only and does not take into account the specific circumstances of any Zenyth Shareholder. Our comments are based on the Australian tax laws in force at the date of this advice.

Zenyth Shareholders should seek their own independent advice regarding the tax implications arising from participation in the CSL Acquisition Proposal in light of current tax laws and their particular circumstances.

Terms which are defined in the Explanatory Booklet have the same meaning in this letter unless the context requires otherwise.

2. Key Elements of the CSL Acquisition Proposal

As set out in Section 1 of the Explanatory Booklet, CSL proposes to acquire all of the Zenyth Shares on issue for $0.82 cash per Share through a scheme of arrangement between Zenyth and its Shareholders (i.e. the Share Scheme).

It is proposed that on the Implementation Date, immediately before the implementation of the Share Scheme, Zenyth Shareholders will participate in a pro-rata in specie distribution of all the shares that Zenyth holds in Avexa. If approved the Special Distribution will result in eligible Zenyth Shareholders receiving, in addition to the cash payment from CSL of $0.82 per Zenyth Share, approximately one Avexa Share for every six Zenyth Shares. This in specie distribution is to be undertaken by way of capital reduction by Zenyth.

The Special Distribution and the Share Scheme give rise to income tax implications for Zenyth Shareholders. The income tax implications associated with these transactions are discussed below.

3. Special Distribution

3.1 Tax Implications for Zenyth Shareholders

Where the Special Distribution is approved by Zenyth Shareholders, each Zenyth Shareholder will receive a return of capital in the form of an in specie distribution of Avexa Shares, based on their holding of Zenyth Shares at the Record Date. The entire distribution will represent a return of capital and no component of the distribution will constitute a dividend.

No amount will be included in the assessable income of the Zenyth Shareholder as an immediate result of the Special Distribution provided the value of the Avexa Shares received does not exceed the Zenyth Shareholder's capital gains tax ("CGT") cost base of the Zenyth Shares held.

The CGT cost base of Zenyth Shares held by Zenyth Shareholders will be reduced by the market value of the Avexa Shares received as part of the Special Distribution. To the extent the market value of the Avexa Shares received by a Zenyth Shareholder exceeds the Zenyth Shareholder's CGT cost base in the Zenyth Shares, the excess will be assessed as a capital gain. A CGT discount may be available in these circumstances as discussed at 4.2 below.

The market value of the Avexa Shares for these purposes will be determined by Zenyth and Zenyth will advise Zenyth Shareholders accordingly. Zenyth intends to determine the market value based on the volume weighted average price of the Avexa Shares during the five trading days immediately preceding the Implementation Date.

Given the Zenyth Shareholders' proposed entitlement to approximately one Avexa Share for every six Zenyth Shares they hold and the relative historical share prices of Zenyth and Avexa, Zenyth does not expect that the value of Avexa Shares received will exceed a Zenyth Shareholder's CGT cost base in the Zenyth Shares and give rise to a capital gain. However, each Zenyth Shareholder will need to consider their particular CGT cost base profile.

Zenyth Shareholders that participated in the demerger transaction in September 2004, where Avexa was demerged from Zenyth (then Amrad Corporation Ltd), need to first consider the CGT cost base adjustment to the Zenyth Shares arising from the demerger before taking into account the cost base adjustment arising from the proposed Special Distribution, in determining whether a capital gain will arise as a result of the Special Distribution.

The adjustment to the CGT cost base of Zenyth Shares discussed above is relevant for the purposes of calculating any capital gain or loss under the Share Scheme (refer discussion at section 4 below).

3.2 Cost Base of Avexa Shares Received

Zenyth Shareholders will obtain a CGT cost base in the Avexa Shares equal to the market value of the Avexa Shares. The market value of the Avexa Shares will be determined by Zenyth by reference to the five-day volume weighted average price of the Avexa Shares on the ASX for the five trading days up to the Implementation Date.

Zenyth Shareholders will be taken to have acquired the Avexa Shares at the Implementation Date.

Illustrative Example 1 – Return of Capital no Capital Gain

An individual Zenyth Shareholder holds 60,000 Zenyth Shares at Record Date with a CGT cost base of $0.60 per Share. The Zenyth Shareholder receives 10,000 Avexa Shares under the Special Distribution. Assume for the purposes of this example that the market value of the Avexa Shares based on the five-day volume weighted average price is $0.24 per share.

Cost base of Zenyth Shares (60,000 x $0.60)	$36,000
Less: Return of capital (10,000 x $0.24)	($2,400)
Adjusted cost base of Zenyth Shares	$33,600
Cost base of Avexa Shares	$2,400

The Zenyth Shareholder's CGT cost base in the Zenyth Shares is reduced by the market value of the Avexa Shares received and the Zenyth Shareholder receives a CGT cost base in the Avexa Shares equal to their market value.

4. Share Scheme

4.1 Capital Gain or Capital Loss

The Share Scheme will result in a disposal by way of transfer of Zenyth Shares by Zenyth Shareholders to CSL. The transfer will constitute a CGT Event for Australian CGT purposes. No CGT rollover relief will be available. The CGT Event should occur on the Implementation Date.

A capital gain will arise for a Zenyth Shareholder on the disposal of the Zenyth Shares if the cash consideration received (i.e. $0.82 per share) exceeds the CGT cost base of the Zenyth Shares to the Zenyth Shareholders. The CGT cost base is generally the purchase price of the Zenyth Shares plus any incidental costs of acquisition and disposal. As discussed above, the CGT cost base for each Zenyth Share will need to be adjusted for the impact of the demerger transaction in September 2004 (if relevant to the particular Zenyth Shareholder) and for the impact of the capital return associated with the Special Distribution.

A capital loss will arise for a Zenyth Shareholder on the disposal of the Zenyth Shares where the cash consideration received is less than the reduced cost base of the Zenyth Shares.

Capital gains and capital losses of a taxpayer in a year of income are aggregated to determine whether the taxpayer has made a net capital gain. Any net capital gain is included in assessable income and subject to income tax. However, a CGT discount may be available to reduce the taxable capital gain (refer discussion below). Capital losses may not be applied against other income for income tax purposes but may be carried forward and offset against future capital gains.

4.2 CGT Discount

In general, if the Zenyth Shares have been held for less than 12 months before the disposal, the capital gain or loss on the disposal of the Zenyth Shares will be calculated as the difference between the cash proceeds received for the Zenyth Shares and the adjusted cost base of the Zenyth Shares.

Individuals and trusts who have held the Zenyth Shares for at least 12 months prior to the disposal of the Zenyth Shares to CSL should be eligible to claim the CGT discount when calculating the capital gain on disposal of their Zenyth Shares. Individuals and trusts will be entitled to a CGT discount of 50%, meaning that only half of any net capital gain for the income year would be included in that individual's or trust's assessable income.

Importantly, trustees should seek specific advice regarding the tax consequences of distributions made in respect of a trust which is attributable to a discounted capital gain.

Superannuation funds should be entitled to a CGT discount of $33\frac{1}{3}$%. Companies are not eligible for the CGT discount.

Illustrative Example 2 – Capital Gain on Disposal, with CGT Discount

Using the same facts in Illustrative Example 1 above, assume the individual Zenyth Shareholder acquired the Zenyth Shares in March 2005 and has therefore held the Zenyth Shares for more than 12 months.

Cash proceeds received on disposal (60,000 x $0.82)	$49,200
Less: Cost base of Zenyth Shares ($36,000 – $2,400)	($33,600)
Capital gain before 50% CGT discount	$15,600
Capital gain after 50% CGT discount	$7,800

In calculating the CGT discount any indexation of the cost base is ignored. CGT indexation is available for shares acquired before 21 September 1999. An individual Zenyth Shareholder who acquired the Zenyth Shares before that time has the choice of applying indexation to the cost base (up to the September quarter 1999) or applying the CGT discount, when calculating any assessable capital gain.

Illustrative Example 3 – Capital Loss on Disposal

Using the same facts in Illustrative Example 1 above, but the individual Zenyth Shareholder had a cost base immediately prior to the return of capital from the Special Distribution of $1.00 per share.

Cash proceeds received on disposal (60,000 x $0.82)	$49,200
Less: Cost base of Zenyth Shares (60,000 x $1.00) – $2,400	($57,600)
Capital loss	($8,400)

In calculating a capital loss any indexation of the cost base is ignored.

5. Stamp Duty

Zenyth Shareholders will not be required to pay any stamp duty on the disposal of their Zenyth Shares under the Share Scheme or on the acquisition of the Avexa Shares as a result of the Special Distribution.

6. GST

GST will not apply to the transfer of the Zenyth Shares under the Share Scheme or the payment of the Special Distribution.

Our income tax advice is based on current taxation law as at the date our advice is provided. You will appreciate that the tax law is frequently being changed, both prospectively and retrospectively. A number of key tax reform measures have been implemented, a number of other key reforms have been deferred and the status of some key reforms remains unclear at this stage.

Unless special arrangements are made, this advice will not be updated to take account of subsequent changes to the tax legislation, case law, rulings and determinations issued by the Australian Commissioner of Taxation or other practices of taxation authorities. It is your responsibility to take further advice, if you are to rely on our advice at a later date.

We are, of course, unable to give any guarantee that our interpretation will ultimately be sustained in the event of challenge by the Australian Commissioner of Taxation.

KPMG's tax practice is not licensed to provide financial product advice under the Corporations Act and taxation is only one of the matters that must be considered when making a decision on a financial product. You should consider taking advice from an Australian Financial Services Licence holder before making any decision on a financial product.

Yours faithfully

Carl Dilena
Partner

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Section 7 – Procedural Aspects of the CSL Acquisition Proposal



Section 7 – Procedural Aspects of the CSL Acquisition Proposal

7.1 Introduction

This Section 7:

- discusses the purpose and effect of the Share Scheme, Special Distribution and the Option Scheme;
- provides a summary of the conditions and approvals required for each of these three proposed transactions to proceed; and
- provides a summary of the rights of Zenyth and CSL to withdraw from the Share Scheme (in which case neither the Special Distribution nor the Option Scheme will proceed).

The conditions and approvals for the Share Scheme, Special Distribution and the Option Scheme, and the rights of Zenyth and CSL to withdraw from the Share Scheme, are set out in the Merger Implementation Deed, the full terms of which are reproduced in Section 15 of this Explanatory Booklet. These conditions, approvals and withdrawal rights are summarised in this Section 7.

7.2 Share Scheme

(a) Purpose

The purpose of the Share Scheme is to implement the terms of a proposed arrangement between Zenyth and Scheme Shareholders to deliver 100% ownership and control of Zenyth to CSL, in exchange for payment of the Share Scheme Consideration by CSL. If the Share Scheme becomes Effective, Zenyth will become a wholly owned subsidiary of CSL and will be delisted from ASX. The terms of the Share Scheme are set out in full in Section 13 of this Explanatory Booklet.

(b) Legal Effect

If the Share Scheme becomes Effective, it will constitute a binding arrangement between Zenyth and each Scheme Shareholder under which:

- all Zenyth Shares held by each Scheme Shareholder (including those who do not vote on the Share Scheme and those who vote against it) will be transferred to CSL, without the need for any action on the part of the Scheme Shareholders; and
- each Scheme Shareholder (including those who do not vote on the Share Scheme and those who vote against it) will receive the Share Scheme Consideration as consideration in full for the transfer of all of their Zenyth Shares to CSL.

(c) Classes of Members Affected by the Share Scheme

Zenyth has only one class of shares on issue – fully paid ordinary shares. There is only one class of ordinary shareholders who will be affected by the Share Scheme, namely Zenyth Shareholders. Accordingly, all Zenyth Shareholders will vote on the Share Scheme as a single class at the Share Scheme Meeting.

(d) Share Scheme Meeting

On 12 September 2006, the Court ordered Zenyth to convene a meeting of Zenyth Shareholders to consider and vote on the Share Scheme.

The notice convening the Share Scheme Meeting is set out in Section 10 of this Explanatory Booklet. The order of the Court convening the Share Scheme Meeting is not and should not be treated as an endorsement of, or any other expression of opinion by the Court on, the Share Scheme.

(e) Eligibility to Vote at the Share Scheme Meeting

Each person who is registered on the Zenyth Share Register as a Zenyth Shareholder as at the Voting Entitlement Time (7.00pm (AEST) on 21 October 2006) is entitled to attend and vote at the Share Scheme Meeting, either in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder or proxy, by a representative.

Section 1.9 of this Explanatory Booklet provides a summary of how to vote at the Share Scheme Meeting. A green proxy form for the Share Scheme Meeting is enclosed with this Explanatory Booklet.

(f) Voting Majority Required

The resolution to approve the Share Scheme is subject to approval by the majorities required under section 411(4)(a)(ii) of the Corporations Act. The Share Scheme Resolution must be approved by:

- a majority in number (more than 50%) of Zenyth Shareholders present and voting at the Share Scheme Meeting (whether in person, by proxy, attorney or, in the case of corporate Zenyth Shareholders or proxies, by corporate representative); and
- Zenyth Shareholders whose Zenyth Shares in aggregate account for at least 75% of the votes cast on the resolution.

(g) Your Warranties Under the Share Scheme

All of the Zenyth Shares to be transferred under the Share Scheme are to be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise. Scheme Shareholders are taken to have warranted to CSL that all their Zenyth Shares (including any rights attaching to those shares) which are transferred to CSL under the Share Scheme will, at the date of the transfer, be fully paid and free from all mortgages, charges, liens, encumbrancesand interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Zenyth Shares together with any rights attaching to such shares.

7.3 Special Distribution

(a) Legal Effect

If the Share Scheme is approved by the requisite majority of Zenyth Shareholders, Zenyth Shareholders will be asked to approve the Special Distribution. The Special Distribution, if approved, will result in Scheme Shareholders (other than Ineligible Scheme Shareholders) receiving approximately one Avexa Share for every six Zenyth Shares they hold, with fractional entitlements of 0.5 or more rounded up to the nearest whole number of Avexa Shares and fractional entitlements of less than 0.5 disregarded. The Share Scheme contains provisions allowing Zenyth to disregard any share splitting that is deliberately undertaken to take advantage of the rounding up of fractional entitlements of 0.5 or more: see Section 8.4(f) of this Explanatory Booklet). Ineligible Scheme Shareholders will receive the net sale proceeds of the Avexa Shares to which they would otherwise have been entitled: see Section 8.4(g) of this Explanatory Booklet.

The Special Distribution will require Zenyth to reduce its issued share capital by an amount equal to the market value of all of the Avexa Shares held by Zenyth. Accordingly, the General Meeting has been convened to consider and, if thought fit, approve the Special Distribution Resolution, being an ordinary resolution to approve the equal reduction of Zenyth's issued share capital required to accomplish the Special Distribution. The notice convening the General Meeting is set out in Section 11 of this Explanatory Booklet.

If approved, the Special Distribution will apply to all Zenyth Shareholders, including those who do not vote on the Special Distribution Resolution and those who vote against it.

The Special Distribution Resolution will not proceed unless the Share Scheme becomes Effective. However, the Share Scheme is not dependent on the Special Distribution Resolution being approved and implemented. If the Share Scheme is approved and all other conditions are satisfied or waived (as applicable), the Share Scheme will proceed whether or not the Special Distribution is approved. **Therefore, all Zenyth Shareholders who intend to vote in favour of the Share Scheme should also vote in favour of the Special Distribution Resolution.** Voting in favour of the Share Scheme but not the Special Distribution Resolution will result in Zenyth Shareholders foregoing the opportunity to receive additional value by the transfer to them of Avexa Shares on a pro rata basis. That value will instead pass to CSL.

(b) Eligibility to Vote at the General Meeting

Each person who is registered on the Zenyth Share Register as a Zenyth Shareholder as at the Voting Entitlement Time (7.00pm (AEST) on 21 October 2006) is entitled to attend and vote at the General Meeting, either in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder or proxy, by a representative.

Section 1.9 of this Explanatory Booklet provides a summary of how to vote at the General Meeting. A yellow proxy form for the General Meeting is enclosed with this Explanatory Booklet.

(c) Voting Majority Required

The Special Distribution is proposed as an ordinary resolution requiring the approval of a majority of the votes cast on the Special Distribution Resolution by Zenyth Shareholders present and voting at the meeting, whether in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder or proxy, by a representative.

7.4 Option Scheme

(a) Purpose

If the Share Scheme is approved by the requisite majority of Zenyth Shareholders, Zenyth Optionholders will be asked to approve the Option Scheme. The purpose of the Option Scheme is to implement the terms of a proposed arrangement between Zenyth and Scheme Optionholders to cancel all of the Options on issue, in exchange for payment by Zenyth of the Option Scheme Consideration. Approval and implementation of the Option Scheme will ensure that, once Zenyth becomes a wholly owned subsidiary of CSL under the Share Scheme, CSL's 100% ownership and control will not be subsequently diluted by the issue of Zenyth Shares on exercise of outstanding Options. The terms of the Option Scheme are set out in full in Section 14 of this Explanatory Booklet.

(b) Legal Effect

If the Option Scheme becomes Effective, it will constitute a binding arrangement between Zenyth and each Scheme Optionholder under which:

- all Zenyth Options held by each Scheme Optionholder (including those who do not vote on the Option Scheme and those who vote against it) and all rights and entitlements attaching to those Options will be cancelled; and
- each Scheme Optionholder (including those who do not vote on the Option Scheme and those who vote against it) will receive the Option Scheme Consideration as consideration in full for the cancellation of all of their Zenyth Options.

Section 7 – Procedural Aspects of the CSL Acquisition Proposal continued

The Share Scheme is not dependent on the Option Scheme becoming Effective. If the Share Scheme is approved and all other applicable conditions are satisfied or waived, the Share Scheme will proceed whether or not the Option Scheme becomes Effective. See Section 5.3(d) of this Explanatory Booklet for a statement of CSL's intentions if the Share Scheme becomes Effective but the Options Scheme does not.

(c) Option Scheme Meeting

On 12 September 2006, the Court ordered Zenyth to convene a meeting of Zenyth Optionholders to consider and vote on the Option Scheme. The notice convening the Option Scheme Meeting is set out in Section 12 of this Explanatory Booklet. The order of the Court convening the Option Scheme Meeting is not and should not be treated as an endorsement of, or any other expression of opinion by the Court on, the Option Scheme.

Zenyth has different series of Options on issue, with each series having a different exercise price and a different expiry date. However, the Option Scheme treats all Optionholders as a single class, on the basis that the methodology used to arrive at the proposed Option Scheme Consideration achieves consistent relativities of value that take appropriate account of the different exercise prices and different expiry dates.

(d) Eligibility to Vote at the Option Scheme Meeting

Each person who is registered on the Zenyth Option Register as a Zenyth Optionholder as at the Voting Entitlement Time (7.00pm (AEST) on 21 October 2006) is entitled to attend and vote at the Option Scheme Meeting, either in person, by proxy or attorney.

Section 1.9 of this Explanatory Booklet provides a summary of how to vote at the Option Scheme Meeting. A blue proxy form for the Option Scheme Meeting is enclosed with this Explanatory Booklet if you are a Zenyth Optionholder.

(e) Voting Majority Required

The resolution to approve the Option Scheme is subject to approval by the majorities required under section 411(4)(a)(i) of the Corporations Act. The Option Scheme Resolution must be approved by:

- a majority in number (more than 50%) of Zenyth Optionholders present and voting at the Option Scheme Meeting (whether in person, by proxy or attorney); and
- Zenyth Optionholders whose Options represent at least 75% of the total amount of debts and claims of the Optionholders present and voting at the Option Scheme Meeting (whether in person, by proxy or attorney). For this purpose, the 'amount' (or value) of each Optionholder's 'debt and claim' will be the same as the amount of the Option Scheme Consideration payable for the cancellation of that Optionholder's Options under the Option Scheme (expressed in cents).

The Option Scheme is also conditional on the approval of the Share Scheme. The Option Scheme will not take effect unless the Share Scheme takes effect.

(f) July 2006 Management Options

On 6 July 2006, the Zenyth Board resolved to issue 1,000,000 Zenyth Options exercisable at $0.62 per Option to certain senior executives of Zenyth (**July 2006 Management Options**). The July 2006 Management Options were issued as part of the relevant senior executives' annual performance reviews for the financial year ended 30 June 2006 and consistent with Zenyth's practice in previous financial years. The decision to issue the July 2006 Management Options was taken by the Board in consideration of all relevant circumstances, including the performance of the senior executives in achieving objectives and targets set by the Company for the financial year ended 30 June 2006, the desirability of providing incentives to the senior executives for their ongoing performance and loyalty and the then incomplete negotiations with CSL surrounding the CSL Acquisition Proposal.

Each senior executive to whom July 2006 Management Options were issued has undertaken to Zenyth to enter into an agreement with the Company under which they will each exercise those Options in accordance with their terms so that they are issued with Zenyth Shares on such exercise prior to the Share Scheme Record Date. At the date of preparation of this Explanatory Booklet, Zenyth expects that these agreements will have been entered into by the Company and each relevant senior executive prior to the dispatch of this Explanatory Booklet. The Zenyth Shares issued to the senior executives on exercise of their July 2006 Management Options will be eligible to participate in the Share Scheme on the same terms as the holders of other Zenyth Shares.

7.5 Share Scheme – Conditions and Termination

(a) Conditions

Implementation of the Share Scheme is subject to the satisfaction or waiver of the following remaining conditions.

(i) **(Satisfaction or waiver of conditions in Merger Implementation Deed)** As at 8.00am on the Second Court Hearing Date, all of the conditions precedent in clause 3.1(a) to clause 3.1(j) inclusive of the Merger Implementation Deed must be satisfied or waived in accordance with that deed or must have ceased to have effect in accordance with that deed. The Merger

Implementation Deed is reproduced in Section 15 of this Explanatory Booklet. The conditions in clause 3.1(a) to clause 3.1(j) of the Merger Implementation Deed include the following:

- Zenyth Shareholders approving the Share Scheme at the Share Scheme Meeting;
- the Court approving the Share Scheme;
- no prohibitions, including restraining orders or injunctions, being issued by any Court of competent jurisdiction or the Takeovers Panel;
- no Material Corporate Transaction, Material Adverse Change or Prescribed Occurrence (in each case as specifically defined in the Merger Implementation Deed) arising in respect of Zenyth; and
- that standard representations and warranties given by both parties are (and remain) true and correct.

(ii) (**No termination of Merger Implementation Deed**) As at 8.00am on the Second Court Hearing Date, the Merger Implementation Deed must not have been terminated. The circumstances in which the Merger Implementation Deed may be terminated are summarised below and are set out in full in Section 15.

(b) Termination of Merger Implementation Deed

The Merger Implementation Deed may be terminated at any time prior to 8.00am on the Second Court Hearing Date:

- by either Zenyth or CSL where the Effective Date of the Share Scheme does not occur on or before 17 November 2006 or such later date as CSL and Zenyth agree in writing;
- by either Zenyth or CSL if the other party is in material breach of its obligations under the Merger Implementation Deed, which is not remedied within 10 Business Days (or any shorter period ending at 5.00pm (AEST) on the day before the Second Court Hearing Date) of the breaching party receiving notice specifying that breach and requiring it to be rectified;
- by either Zenyth or CSL where the resolution submitted to the Share Scheme Meeting (or any adjournment or postponement thereof) is not approved by the majorities required under the Corporations Act;
- by either Zenyth or CSL where any court, the Takeovers Panel or any regulatory authority has issued an order or ruling or otherwise taken action to permanently restrain or prohibit the Share Scheme, or has permanently refused to do anything necessary to permit it;
- by either Zenyth or CSL if a condition precedent in the Merger Implementation Deed that is expressed to be a party's benefit has failed to be satisfied, has become incapable of being satisfied or is not reasonably capable of being satisfied and has not been waived;
- by CSL where, prior to the Second Court Hearing Date, any Zenyth Director withdraws his recommendation of the Share Scheme or the Special Distribution or makes a public statement that he no longer supports the Share Scheme or the Special Distribution; and
- by Zenyth where, prior to the Second Court Hearing Date, a bona fide third party proposal to acquire a relevant interest in all or a substantial part of the Zenyth Shares, or any interest in all or a substantial part of the business or assets of Zenyth or the Zenyth Group is publicly announced or Zenyth receives an offer from a counterparty to one of Zenyth's key collaboration projects which the Zenyth Board, acting in good faith:
  - determines is reasonably capable of being valued and completed and is more favourable to Zenyth Shareholders than the Share Scheme; and
  - publicly recommends that third party proposal as being in the interests of Zenyth and its members.

7.6 Special Distribution – Conditions

The key conditions that must be satisfied in order for the Special Distribution to proceed are:

- the Share Scheme becoming Effective; and
- Zenyth Shareholders approving the Special Distribution at the General Scheme Meeting.

7.7 Option Scheme – Conditions

The key conditions that must be satisfied in order for the Option Scheme to proceed are:

- the Share Scheme becoming Effective;
- Zenyth Optionholders approving the Option Scheme at the Option Scheme Meeting; and
- the Court approving the Option Scheme.

7.8 Status of Conditions and Termination Rights

As at the date of this Explanatory Booklet, Zenyth is not aware of any circumstances which would cause any of the above conditions not to be satisfied or which could result in termination of the Merger Implementation Deed. Zenyth will make a statement regarding the status of the conditions to the Merger Implementation Deed at the commencement of the Share Scheme Meeting.

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Section 8 – Implementation Procedures



Section 8 – Implementation Procedures

8.1 Introduction

If:

- the Share Scheme is approved by Zenyth Shareholders at the Share Scheme Meeting;
- all other conditions to the Share Scheme as described in Section 7.5 (other than Court approval of the Share Scheme) have been satisfied or waived (as applicable);
- the Special Distribution is approved by Zenyth Shareholders at the General Meeting; and
- the Option Scheme is approved by Zenyth Optionholders at the Option Scheme Meeting,

the further general steps required to implement these three transactions are as described in this Section 8.

The description of these general steps is based on the obligations of Zenyth and CSL under the Merger Implementation Deed. CSL has also executed a Deed Poll in which it acknowledges and confirms, for the benefit of Scheme Shareholders, its obligation to pay them the Share Scheme Consideration. The full terms of the Merger Implementation Deed and the Deed Poll are contained in Section 15 of this Explanatory Booklet.

8.2 Court Approval of Schemes

Zenyth will apply to the Court for orders approving the Share Scheme and the Option Scheme. It is expected that the Court hearing to approve the Schemes will be held on or about 31 October 2006. The Court has a wide, overriding discretion whether or not to approve the Schemes under section 411(4)(b) of the Corporations Act.

The Corporations Act and the Supreme Court (Corporations) Rules 2003 provide a procedure for Zenyth Shareholders and Optionholders to oppose the approval by the Court of the Share Scheme and the Option Scheme respectively. If you wish to oppose the approval of either of the Schemes at the Second Court Hearing, you may do so by filing with the Court and serving on Zenyth an interlocutory process in the prescribed form together with any affidavit on which you wish to rely at the hearing. With leave of the Court, you may also oppose the approval of either of the Schemes by appearing at the Second Court Hearing and applying to raise any objections you may have at the hearing. Zenyth should be notified in advance of an intention to object. The date for the Second Court Hearing is currently scheduled to be 31 October 2006, though an earlier date may be sought. Any change to this date will be announced through ASX.

8.3 Receipt of Court Orders

If the Court makes orders approving the Share Scheme and the Option Scheme, Zenyth will lodge a copy of those orders with ASIC under section 411(10) of the Corporations Act. As soon as the copies of the Court orders approving the Schemes are lodged with ASIC, each Scheme becomes legally Effective. This is expected to occur on or about 31 October 2006.

If the Share Scheme becomes legally Effective, Zenyth and CSL will become bound to implement the Share Scheme in accordance with the terms of that Scheme and the Deed Poll. If the Option Scheme becomes legally Effective, Zenyth will become bound to implement that Scheme in accordance with its terms.

Only Zenyth Shareholders who qualify as Scheme Shareholders will be bound by and have the benefit of the Share Scheme. Only Zenyth Optionholders who qualify as Scheme Optionholders will be bound by and have the benefit of the Option Scheme. Section 8.6 of this Explanatory Booklet describes the principles in the Share Scheme and Option Scheme for determining the identity of Scheme Shareholders and Scheme Optionholders respectively.

If either Scheme does not become Effective by 17 November 2006 or such later date as agreed in writing by Zenyth and CSL, the relevant Scheme will lapse.

8.4 Implementation

(a) Suspension of Trading of Zenyth Shares

If the Court approves the Share Scheme, Zenyth will notify ASX of that approval on the day it is received (expected to be Tuesday, 31 October 2006). It is expected that suspension of trading in Zenyth Shares on ASX will occur from the close of trading on that day.

(b) Capital Reduction

On the Implementation Date, Zenyth will reduce its issued share capital by an amount equal to the market value of all the Avexa Shares registered in its name as at the Share Scheme Record Date. This market value will be calculated by reference to the volume weighted average price of Avexa Shares on ASX on the five trading days prior to the Implementation Date, excluding special crossings, overnight sales and exchange traded option exercises.

Zenyth will effect the capital reduction by distributing in specie to Scheme Shareholders all the Avexa Shares registered in the Company's name as at the Share Scheme Record Date, in proportion to the number of Scheme Shares held by each Scheme Shareholder, with:

- the entitlements of each Scheme Shareholder who is not an Ineligible Scheme Shareholder being satisfied in the manner set out in Section 8.4(e) below;
- fractional entitlements being treated as set out in Section 8.4(f) below; and
- the entitlements of each Ineligible Scheme Shareholder being satisfied in the manner set out in Section 8.4(g) below.

(c) Transfer and Registration of Scheme Shares

On the Implementation Date, the Scheme Shares held by Scheme Shareholders, together with all rights and entitlements attaching to those shares as at the Implementation Date, will be transferred to CSL without the need for any further act by any Scheme Shareholder, by Zenyth effecting on behalf of Scheme Shareholders a valid transfer or transfers of the Scheme Shares to CSL (this may be a master share transfer).

In consideration of the transfer of the Scheme Shares to CSL, CSL will provide the Share Scheme Consideration to each Scheme Shareholder, in accordance with the provisions of the Share Scheme.

In its capacity as the sole shareholder of Zenyth, CSL will cause the Zenyth Board and the boards of Zenyth's subsidiaries to be reconstituted with persons nominated by CSL. Mr Ian Davis and Dr Andrew Nash will remain as directors of entities within the Zenyth Group for a period following implementation to assist with transitional and integration matters.

(d) Payment of Share Scheme Consideration

CSL will pay the aggregate Share Scheme Consideration within five Business Days after the Implementation Date. This obligation will be satisfied by CSL dispatching a cheque in Australian currency drawn on an Australian bank to each Scheme Shareholder by pre-paid post to their address, as it appears in the Zenyth Share Register. The amount of the cheque will be equal to the number of Scheme Shares held by each Scheme Shareholder multiplied by the Share Scheme Consideration. In the case of Scheme Shares held in joint names, cheques will be payable and forwarded to the holders whose names appear in the Zenyth Share Register as at the Share Scheme Record Date.

(e) Distribution of Avexa Shares

Zenyth will transfer Avexa Shares to Scheme Shareholders (other than to Ineligible Scheme Shareholders, in respect of whom Section 8.5(g) below applies) as follows:

- on the Implementation Date, but prior to completion of the transfer of the Scheme Shares to CSL as contemplated in Section 8.5(c) above, Zenyth will transfer the applicable number of Avexa Shares to each Scheme Shareholder; and
- Zenyth will procure the entry of the name of the Scheme Shareholder in the Avexa Share Register and the issue of a holding statement in respect of the applicable number of Avexa Shares.

The Share Scheme provides that:

- each Scheme Shareholder to whom Avexa Shares are transferred under the Special Distribution agrees to become a member of Avexa for the purpose of section 231 of the Corporations Act, to have their name and address entered in the Avexa Share Register and to be bound by the constitution of Avexa as in force from time to time in respect of the Avexa Shares.
- each Scheme Shareholder, without the need for any further act, irrevocably appoints Zenyth and each of its directors and officers, jointly and severally, as that Scheme Shareholder's attorney and agent for the purpose of executing any form of application required for Avexa Shares to be transferred to that Scheme Shareholder under the Special Distribution.
- the Avexa Shares to be transferred under the Special Distribution will be transferred with all rights and entitlements attaching to the Avexa Shares at that time, free from all encumbrances and interests of third parties of any kind, fully paid and will rank equally in all respects with all other Avexa Shares then on issue.

(f) Fractional Entitlements

Fractional entitlements of 0.5 of an Avexa Share or greater that arise from the calculation of a Scheme Shareholder's Special Distribution entitlement will be rounded up to the nearest whole number of Avexa Shares. Fractional entitlements of less than 0.5 of an Avexa Share will be disregarded. If Zenyth is of the opinion that any Zenyth Shareholders have, before the Share Scheme Record Date, been party to shareholding splitting or division in an attempt to obtain an advantage from this rounding up policy, Zenyth may disregard the relevant transfers in determining the Special Distribution entitlements of the relevant Zenyth Shareholders: see further clause 5.4(a) of the Share Scheme which is contained in Section 13 of this Explanatory Booklet.

(g) Ineligible Scheme Shareholders

An Ineligible Scheme Shareholder is a Scheme Shareholder:

- whose registered address as it appears in the Zenyth Share Register is in any jurisdiction other than Australia and its external territories or New Zealand; or
- whose entitlement under the Special Distribution would cause that Scheme Shareholder to receive a transfer of Avexa Shares that would result in the Scheme Shareholder holding less than a 'marketable parcel' of Avexa Shares, as defined in the Listing Rules.

Ineligible Scheme Shareholders will not receive a transfer of Avexa Shares. Instead, the Avexa Shares to which Ineligible Scheme Shareholders would otherwise be entitled under the Special Distribution will be transferred to the Nominee. The Nominee will:

- sell on ASX or place for the benefit of each Ineligible Scheme Shareholder all of the Avexa Shares transferred to the Nominee;
- account to each Ineligible Scheme Shareholder for the net proceeds of the sale (on an averaged basis so that all Ineligible Scheme Shareholders receive the same price per Avexa Share subject to rounding down to the nearest whole cent), after deduction pro rata of any applicable brokerage, taxes and charges; and
- remit those net proceeds by pre-paid post to each Ineligible Scheme Shareholder's address as shown in the Zenyth Share Register by cheque in Australian currency drawn on an Australian bank.

If Zenyth is of the opinion that any Zenyth Shareholders have, before the Share Scheme Record Date, been party to shareholding splitting or division in an attempt to qualify as a Holder of a Non-Marketable Parcel (and therefore an Ineligible Scheme Shareholder), Zenyth may disregard the relevant transfers in determining whether any Zenyth Shareholder is an Ineligible Scheme Shareholder: see further clause 5.4(b) of the Share Scheme which is contained in Section 13 of this Explanatory Booklet.

(h) Cancellation of Scheme Options

On the Implementation Date, the Scheme Options held by Scheme Optionholders, together with all rights and entitlements attaching to those options as at the Implementation Date, will be cancelled without the need for any further act by any Scheme Optionholder. In consideration of the cancellation of the Scheme Options, Zenyth will provide the Option Scheme Consideration to each Scheme Optionholder, in accordance with the provisions of the Option Scheme.

(i) Payment of Option Scheme Consideration

The Option Scheme Consideration in respect of each Scheme Option will be paid by Zenyth via a cheque in Australian currency drawn on an Australian bank sent by pre-paid post to the Scheme Optionholder's address as it appears in the Zenyth Option Register within five Business Days after the Implementation Date.

(j) Delisting of Zenyth

At a time determined by CSL following the implementation of the Share Scheme, CSL will cause Zenyth to apply for the termination of the official quotation of Zenyth Shares on ASX and to have itself removed from the official list of ASX. It is currently expected that this will occur on the first Business Day after the Implementation Date.

8.5 Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Zenyth Shares will only be recognised if:

- in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Zenyth Share Register as the holder of the relevant Zenyth Shares on or before the Share Scheme Record Date; and
- in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Share Scheme Record Date at the place where the Zenyth Share Register is kept.

Zenyth must register any non-CHESS registrable transmission applications or transfers of Zenyth Shares by, or as soon as practicable after, the Share Scheme Record Date.

Zenyth will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Zenyth Shares received after the Share Scheme Record Date, other than a transfer to CSL in accordance with the Share Scheme.

For the purpose of determining entitlements to the Share Scheme Consideration and the Special Distribution, Zenyth must maintain (or procure the maintenance of) the Zenyth Share Register in the manner set out above. The Zenyth Share Register in this form will solely determine entitlements to the Share Scheme Consideration and the Special Distribution.

From the Share Scheme Record Date, all holding statements for Zenyth Shares will cease to have effect as documents of title, and each entry on the Zenyth Share Register at the Share Scheme Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Shareholders to their Share Scheme Consideration and Special Distribution entitlement.

On or before 9.00am on the Implementation Date, Zenyth will give to CSL details of the names and addresses shown in the Zenyth Share Register of all Scheme Shareholders and of the number of Scheme Shares held by each of them on the Share Scheme Record Date.

8.6 Determination of Scheme Optionholders, Restrictions on Option Exercise

Zenyth will not accept as valid nor recognise for any purpose any notice of exercise of Zenyth Options received:

- by the Option Scheme Record Date other than in accordance with the terms and conditions of the Zenyth Option Plan under which the Zenyth Option were granted; or
- (if the Option Scheme becomes Effective) after the Option Scheme Record Date.

For the purpose of determining entitlements to the Option Scheme Consideration, Zenyth must maintain the Zenyth Option Register in the manner set out above. The Zenyth Option Register in this form will solely determine entitlements to the Option Scheme Consideration.

8.7 CHESS and Holding Statements for Avexa Shares

Shortly following the transfer of Avexa Shares to Scheme Shareholders (other than Ineligible Scheme Shareholders), those Scheme Shareholders will receive an initial statement of holding (similar to a bank account statement) that sets out the number of Avexa Shares which have been transferred to them under the Special Distribution. This statement will also provide details of a shareholder's HIN in the case of a holding on the CHESS subregister or SRN in the case of holding on the issuer-sponsored subregister. Scheme Shareholders receiving Avexa Shares under the Special Distribution will be required to quote their HIN or SRN, as applicable, in all dealings with a stockbroker or the Avexa share registry.

Scheme Shareholders receiving Avexa Shares under the Special Distribution will receive subsequent statements at the end of any month in which there has been a change to their holding on the Avexa Share Register and as otherwise required under the Listing Rules.

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Section 9 – Additional Information



Section 9 – Additional Information

9.1 Introduction

This Section 9 sets out the statutory information required by section 412(1)(a) of the Corporations Act and Parts 2 and 3 of Schedule 8 to the Corporations Regulations to be included in the Explanatory Booklet, but only to the extent that this information is not otherwise disclosed in other Sections. This Section also includes additional information that your Directors consider material to a decision on how to vote on the resolutions to be considered at the Share Scheme Meeting, General Meeting and the Option Scheme Meeting.

In this Section, the terms 'associate', 'executive officer', 'marketable securities', 'related body corporate' and 'subsidiary' have the meanings given to them in the Corporations Act.

9.2 Capital Structure and Shareholders

As at 4 September 2006, Zenyth had 125,176,327 Shares on issue, held by approximately 5,240 Shareholders. Zenyth's shareholder distribution as at 4 September 2006 is as follows:

Number of Shares Held	Number of Shareholders
1 – 1000	926
1,001 – 5,000	2,499
5,001 – 10,000	507
10,001 – 100,000	420
100,001 +	41
Total	4,393

The 20 largest shareholders of Zenyth as at 4 September 2006 are as follows:

Rank	Name	Units	% of Issued Capital
1	FIBRE OPTICS (AUST) PTY LTD LEVEL 1, 10 WALLACE AVENUE TOORAK VIC	28,264,583	22.58
2	STATE TRUSTEES LIMITED C/- THE SECRETARY DEPARTMENT OF TREASURY AND FINANCE 4TH FLOOR 1 TREASURY PLACE MELBOURNE VIC	19,743,593	15.77
3	INVIA CUSTODIAN PTY LIMITED <BLACK A/C> C/- M3788239C IPM GPO BOX 4595 SS MELBOURNE VIC	16,749,344	13.38
4	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	8,073,262	6.45
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	7,372,853	5.89
6	R J CUSTODIANS PTY LTD LEVEL 39, 55 COLLINS STREET MELBOURNE VIC	5,344,514	4.27
7	MERCK SHARP & DOHME (AUSTRALIA) PTY LIMITED ATT: MR JOHN O'CONNOR 54-68 FERNDELL STREET SOUTH GRANVILLE NSW	3,636,364	2.90
8	UBS NOMINEES PTY LTD LEVEL 25, 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	3,090,629	2.47
9	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	2,209,731	1.77
10	THE WALTER AND ELIZA HALL INSTITUTE OF MEDICAL RESEARCH 1G ROYAL PARADE PARKVILLE VIC	1,000,000	0.80
11	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	748,800	0.60
12	HOWARD FLOREY INSTITUTE OF EXPERIMENTAL PHYSIOLOGY AND MEDICINE THE UNIVERSITY OF MELBOURNE PARKVILLE VIC	633,334	0.51
13	J P MORGAN NOMINEES AUSTRALIA LIMTIED LOCKED BAG 7 ROYAL EXCHANGE NSW	586,221	0.47
14	THE HEART RESEARCH INSTITUTE LTD 145-147 MISSENDEN ROAD CAMPERDOWN NSW	416,668	0.33
15	IMMUNOGENETICS RESEARCH FOUNDATION INCORPORATED PO BOX 5100 CANNING VALE WA	333,334	0.27

Rank	Name	Units	% of Issued Capital
16	THE MENZIES SCHOOL OF HEALTH RESEARCH PO BOX 41096 CASUARINA NT	333,334	0.27
17	ARATT PTY LTD 69 CANTERBURY ROAD MIDDLE PARK VIC	288,250	0.23
18	FORTIS CLEARING NOMINEES P/L <SETTLEMENT A/C> SUITE 1101 LEVEL 11 5 ELIZABETH STREET SYDNEY NSW	274,961	0.22
19	TOLTEC HOLDINGS PTY LTD 47 CLOTILDE STREET MT LAWLEY WA	254,740	0.20
20	MR GRAEME LESLIE SHALDERS 4 DANSON STREET HIGHETT VIC	230,000	0.18
Total		99,584,515	79.56

9.3 Directors

The Board consists of the following four Directors:

Director's Name	Position
Mr Ian R Davis	Chairman
Dr Andrew Nash	Chief Executive Officer/Executive Director
Professor Silviu Itescu	Non-executive Director
Mr James A C MacKenzie	Non-executive Director

9.4 Marketable Securities of Zenyth Held by or on Behalf of Directors

As at 4 September 2006, the marketable securities that Zenyth has on issue are 125,176,327 Shares and 6,249,650 Options. As at 4 September 2006, the number of Zenyth Shares and Zenyth Options held by or on behalf of each of the Directors is as follows:

Director's Name	Number of Zenyth Shares held by or on Behalf of the Director	Number of Zenyth Options Held by or on Behalf of the Director
Mr Ian R Davis	200,000	Nil
Dr Andrew Nash	14,669	1,000,000
Professor Silviu Itescu	34,253	Nil
Mr James A C MacKenzie	50,000	Nil
Total	298,922	1,000,000

9.5 Relevant Interests in Marketable Securities of CSL

No Director nor any of his associates has any relevant interest in any marketable security issued by CSL or any related body corporate of CSL.

9.6 Directors' Interests in any Contracts With CSL

No Director nor any of his associates has entered into, or otherwise has any interest in, any contract with CSL or any of its associates.

If the Share Scheme becomes Effective, Zenyth's Chairman, Mr Ian Davis, and Chief Executive Officer, Dr Andrew Nash, have agreed with CSL to remain on the Board of Zenyth and its subsidiaries for a short period after the Implementation Date to assist with transitional and integration issues.

9.7 Directors' Interests in Agreements Connected with or Conditional on the CSL Acquisition Proposal

No Director has an interest in any agreement connected with or conditional on the CSL Acquisition Proposal, other than as set out below.

As noted in Section 9.4, Dr Andrew Nash is the holder of 1,000,000 Zenyth Options. If the Option Scheme becomes Effective, Dr Andrew Nash will be paid $315,589 as Option Scheme Consideration. One of the conditions to which the

Option Scheme is subject is that the Share Scheme becomes Effective. The Share Scheme is the legal mechanism by which CSL will acquire 100% ownership and control of Zenyth. Accordingly, the receipt by Dr Andrew Nash of his Option Scheme Consideration is connected with and conditional on the Share Scheme proceeding. If Dr Nash exercises his Zenyth Options prior to the Voting Entitlement Time, he will be required to pay the exercise price for those Options. The Zenyth Shares issued to Dr Nash on exercise of any of his Zenyth Options will be eligible to participate in the Share Scheme and the Special Distribution on the same basis as all other Zenyth Shareholders.

In August 2006, the Zenyth Board agreed to pay Dr Nash, in addition to his remuneration under his employment contract, a special business continuity performance bonus of $37,080 to retain his services following Zenyth's entry into the Merger Implementation Deed. This bonus is conditional on, among other matters, a change in control occurring in respect of Zenyth pursuant to a corporate control proposal. The bonus is payable within 30 days of the date that control passes to the proponent of the relevant proposal. This means, for example, that if control of Zenyth passes to CSL pursuant to the Share Scheme becoming Effective, the special business continuity performance bonus becomes due to Dr Nash.

If the Share Scheme becomes Effective, Dr Nash will also be paid a cash bonus of up to $120,000, in lieu of the grant of Zenyth Options that would otherwise have been issued to him as part of his Total Remuneration Package, in the absence of the CSL Acquisition Proposal.

Messrs Davis and MacKenzie and Professor Itescu will each be paid $35,000 for providing services to a sub-committee constituted by the Board to consider and respond to the CSL Acquisition Proposal.

Mr MacKenzie is a non-executive director of Circadian Technologies Limited, a wholly owned subsidiary of which is one of Zenyth's largest shareholders.

Mr Ian Davis is a partner of Minter Ellison, lawyers. Minter Ellison has acted as legal adviser to Zenyth in relation to the CSL Acquisition Proposal and will be paid legal fees for its services.

9.8 Retirement Benefits

No payment or other benefit is proposed to be made or given in connection with the CSL Acquisition Proposal to any Director, secretary or executive officer of Zenyth, or of any related body corporate of Zenyth, as compensation for loss of, or as consideration for, or in connection with, his or her retirement from office in Zenyth or in a related body corporate, other than as follows. If the Share Scheme becomes Effective, Professor Itescu and Mr MacKenzie will each be paid $28,885 and $29,975 respectively as compensation for loss of office from Zenyth. These amounts represent six months of the fees payable to Professor Itescu and Mr MacKenzie for their services as Directors.

9.9 Material Changes in the Financial Position of Zenyth

So far as is known to any Director, except as disclosed in this Explanatory Booklet or as otherwise disclosed to ASX by Zenyth, the financial position of Zenyth has not materially changed since the date of its financial report for the half year ended 31 December 2005, as lodged with ASX on 23 February 2006. Zenyth Shareholders wishing to consider the Company's financial performance for the half year ended 31 December 2005 should review the half yearly financial reports and accounts lodged with ASX on 23 February 2006.

Other than the CSL Acquisition Proposal, there are no significant changes to the nature of Zenyth's activities as at the date of this Explanatory Booklet.

9.10 Directors' Intentions Regarding the Business, Assets and Employees of Zenyth

If the Share Scheme is approved and implemented, the existing Zenyth Board will be reconstituted in accordance with the instructions of CSL as the only shareholder of Zenyth, noting that Mr Ian Davis and Dr Andrew Nash will remain on the Board of Zenyth and its subsidiaries for a short period after the Implementation Date. Accordingly, it is not possible for the outgoing Directors to provide a statement of their intentions regarding:

- the continuation of the business of Zenyth or how Zenyth's existing business will be conducted after the CSL Acquisition Proposal is implemented;
- any major changes to be made to the business of Zenyth, including any redeployment of the fixed assets of Zenyth; or
- the future employment of the present employees of Zenyth.

If the CSL Acquisition Proposal is approved and implemented, CSL will have 100% ownership and control of Zenyth, and your Directors have been advised that the intentions of CSL are as set out in Section 5.3 of this Explanatory Booklet. The intentions of Mr Ian Davis and Dr Andrew Nash, as continuing Directors for a short period after the Implementation Date, will be to assist CSL with transitional and integration issues.

9.11 Recent Zenyth Share Price Trading

Please refer to section 4.7 of the Independent Expert's Report for information regarding the quarterly prices and volumes at which Zenyth Shares traded on ASX in the two years prior to announcement of the CSL Acquisition Proposal.

9.12 Formula for Calculating Entitlements to Avexa Shares Under the Special Distribution

The formula to be applied for calculating entitlements to the Avexa Shares to be transferred to Scheme Shareholders under the Special Distribution Resolution is one based on achieving a pro rata distribution to Scheme Shareholders (other than Ineligible Scheme Shareholders) of all of the Avexa Shares registered in the name of Zenyth as at the Share Scheme Record Date. As at 4 September 2006:

- there are 125,176,327 Zenyth Shares on issue; and
- Zenyth is registered as the holder of 21,062,000 Avexa Shares.

Dividing 125,176,327 Zenyth Shares by 21,062,000 Avexa Shares delivers a ratio of approximately one Avexa Share for every six Zenyth Shares. Fractional entitlements of 0.5 of an Avexa Shares or greater will be rounded up to the nearest whole number. Fractional entitlements of less than 0.5 of an Avexa Shares will be disregarded. If Zenyth is of the opinion that any Zenyth Shareholders have, before the Share Scheme Record Date, been party to shareholding splitting or division in an attempt to obtain an advantage from this rounding up policy, Zenyth may disregard the relevant transfers in determining the Special Distribution entitlements of the relevant Zenyth Shareholders (see further Section 8.4(f) of this Explanatory Booklet).

9.13 ASIC and ASX Waivers and Consents

(a) ASIC Waivers

Pursuant to Regulation 5.1.01(1) of the Corporations Regulations, ASIC has allowed Zenyth to omit from this Explanatory Booklet the list of Optionholders and other matters which would otherwise be required by paragraphs 8201(a), 8201(b), 8201(c), 8201(d), 8201(e), 8203(a) and 8203(b) of Part 2 of Schedule 8 to the Corporations Regulations to be set out in this Explanatory Booklet.

(b) Listing Rule 6.23.2

Listing Rule 6.23.2 provides that the cancellation of unlisted options for consideration requires the approval of shareholders. ASX has granted Zenyth a waiver from Listing Rule 6.23.2 to propose the Option Scheme to Optionholders and, if the Option Scheme is approved by the Optionholders and the Court, implement the Option Scheme.

9.14 Right to Access Register of Optionholders and Zenyth Option Plan Documents

In accordance with the Corporations Act, Zenyth Optionholders may access and inspect the register of Optionholders maintained by the Company for no charge. Zenyth Optionholders may also request copies of the Zenyth Option Plan documentation. A small fee may be charged by the Company for copies of these documents. A copy of the Zenyth Option Plan documentation is also available on Zenyth's website at www.zenyth.com.au

9.15 No Unacceptable Circumstances

The Zenyth Board believes that the Share Scheme, Special Distribution and Option Scheme do not involve any circumstances in relation to the affairs of Zenyth that could reasonably be characterised as constituting unacceptable circumstances for the purposes of section 657A of the Corporations Act.

9.16 Consents and Disclaimers

The following parties have given and have not, before the time of registration of this Explanatory Booklet by ASIC, withdrawn their written consent to be named in this Explanatory Booklet in the form and context in which they are named:

- Minter Ellison as legal adviser to Zenyth;
- KPMG as taxation adviser to Zenyth;
- Deloitte as the Independent Expert and to the inclusion of the Independent Expert's Report set out in Section 15;
- CSL (in respect of the CSL Information);
- Merrill Lynch Equities (Australia) Limited as the Nominee; and
- Computershare as the Zenyth Share Registry.

Each of the above persons:

- does not make, or purport to make, any statement in this Explanatory Booklet or any statement on which a statement in this Explanatory Booklet is based other than, in the case of KPMG, CSL and Deloitte, a statement or report included in this Explanatory Booklet with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Explanatory Booklet, other than a reference to its name and, in the case of KPMG, and Deloitte, any statement or report which has been included in this Explanatory Booklet with the consent of that party.

Section 9 – Additional Information continued

9.17 Other Material Information

Except as set out in this Explanatory Booklet, in the opinion of the Zenyth Board, there is no other information material to the making of a decision in relation to the Share Scheme, Special Distribution and Option Scheme, being information that is within the knowledge of any Director or of any related body corporate of Zenyth which has not been previously disclosed to Zenyth Shareholders.

Zenyth will issue a supplementary document to this Explanatory Booklet if it becomes aware of any of the following between the date of lodgement of this Explanatory Booklet for registration by ASIC and the Effective Date:

- a material statement in this Explanatory Booklet is false or misleading;
- a material omission from this Explanatory Booklet;
- a significant change affecting a matter included in this Explanatory Booklet; or
- a significant new matter has arisen and it would have been required to be included in this Explanatory Booklet if it had arisen before the date of lodgement of this Explanatory Booklet for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, Zenyth may circulate and publish any supplementary document by:

- making an announcement to the ASX; and/or
- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia; and/or
- posting the supplementary document to Zenyth Shareholders at their registered address as shown in the Zenyth Share Register,

as Zenyth in its absolute discretion considers appropriate.

9.18 Privacy

Zenyth may collect personal information in the process of implementing the Schemes and the Special Distribution. Such information may include the name and contact details and security holding of Zenyth Security Holders, and the name of persons appointed by Zenyth Security Holders to act as proxy, corporate representative or attorney at any or all of the meetings. The primary purpose of collection of the personal information is to assist Zenyth in the conduct of the meetings and to enable the Schemes and the Special Distribution to be implemented by Zenyth in the manner described in this Explanatory Booklet. Without this information, Zenyth may be hindered in its ability to carry out these purposes to full effect. The collection of certain personal information is authorised by the Corporations Act.

Personal information may be disclosed to the Zenyth Share Registry, print and mail service providers, authorised securities brokers and to related bodies corporate of Zenyth and the parties to the Merger Implementation Deed.

Zenyth Security Holders have certain rights to access personal information that has been collected. Zenyth Security Holders should contact Zenyth's Company Secretary in the first instance, if they wish to request access to their personal information.

Zenyth Security Holders who appoint a named person to act as their proxy, corporate representative or attorney at any or all of the meetings should ensure that they inform that person of the contents of this 9.18.



Section 10 – Notice of Share Scheme Meeting

Section 10 – Notice of Share Scheme Meeting

Zenyth Therapeutics Limited

ACN 006 614 375

Notice of Court Ordered Meeting of Zenyth Therapeutics Limited Shareholders

Notice is given that, by an Order of the Supreme Court of Victoria (**Court**) made on 12 September 2006 under section 411(1) of the *Corporations Act 2001* (Cth) (**Corporations Act**), the Court has directed that a meeting of the holders of fully paid ordinary shares in Zenyth Therapeutics Limited (**Zenyth**) be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on 23 October 2006 commencing at 2.00pm (AEST).

The Court has also directed that Ian Davis, or failing him James MacKenzie, act as Chairman of the meeting.

Purpose of the Meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without any modification or conditions required by the Court to which Zenyth and CSL Limited agree) to a scheme of arrangement proposed to be made between Zenyth and the holders of its ordinary shares (**Share Scheme**).

A copy of the Share Scheme and a copy of the Explanatory Statement required by section 412 of the Corporations Act in relation to the Share Scheme are contained in the Explanatory Booklet of which this notice forms part.

Resolution

The meeting will be asked to consider and, if thought fit, pass the following resolution:

'That pursuant to and in accordance with the provisions of section 411 of the Corporations Act, the members are in favour of the arrangement proposed between Zenyth and the holders of its fully paid ordinary shares, designated the 'Share Scheme', as contained in and more particularly described in the Explanatory Booklet accompanying the notice convening this meeting (with or without any modifications or conditions required by the Court to which Zenyth and CSL Limited agree) and, subject to approval of the Share Scheme by the Court, the Board of Directors of Zenyth is authorised to implement the Share Scheme with any such modifications or conditions.'

Dated: 21 September 2006

By Order of the Court

Robyn M Fry
Company Secretary

Explanatory Notes for the Share Scheme Meeting

General

- Capitalised words and phrases contained in this Notice of Meeting (including the proposed resolution) have the same meaning as set out in the Glossary in Section 17 of this Explanatory Booklet, of which this notice forms part.
- This notice should be read in conjunction with the entire Explanatory Booklet of which this notice forms part. The Explanatory Booklet contains important information to assist you in determining how to vote on the proposed resolution. The Explanatory Booklet includes a copy of the Share Scheme (refer Section 13) and a copy of the Explanatory Statement required by section 412 of the Corporations Act in relation to the Scheme of Arrangement (the Explanatory Statement being all Sections of this Explanatory Booklet, other than Section 10, Section 11 and Section 12).

Voting Entitlements

- The Court has ordered that, for the purposes of the Share Scheme Meeting, each person registered in the Zenyth Share Register as the holder of Zenyth Shares at 7.00pm (AEST) on 21 October 2006 is entitled to attend and vote at the Share Scheme Meeting, either in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder, by a personal representative.

Required Voting Majority

- The resolution to approve the Share Scheme is subject to approval by the majorities required under section 411(4)(a)(ii) of the Corporations Act. The resolution to approve the Share Scheme must be approved by:
  - a majority in number (more than 50%) of Zenyth Shareholders present and voting at the Share Scheme Meeting (whether in person, by proxy, attorney or, in the case of corporate Zenyth Shareholders, by corporate representative); and
  - Zenyth Shareholders whose Zenyth Shares in aggregate account for at least 75% of the votes cast on the resolution.
- The vote will be conducted by poll.

Court Approval

- In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme (with or without any modification required by the Court to which Zenyth and CSL Limited agree) must also be approved by an order of the Court. If all conditions to the Share Scheme are satisfied or waived (as applicable), Zenyth intends to apply to the Court for orders to give effect to the Share Scheme.

How to Vote

Zenyth Shareholders entitled to vote at the Share Scheme Meeting may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend the meeting and vote on their behalf or, in the case of corporate shareholders or proxies, a corporate representative to attend the meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on their behalf, using the green proxy form accompanying this Notice. A proxy may be an individual or a body corporate.

Voting in Person (or by Attorney)

- Zenyth Shareholders or their proxies, attorneys or representatives (including representatives of corporate proxies) wishing to vote in person should attend the Share Scheme Meeting and bring a form of personal identification (such as your driver's licence).
- To vote by attorney at this meeting, the original or a certified copy of the power of attorney or other authority (if any) under which the instrument is signed must be received by the Zenyth Share Registry before 5.00pm (AEST) on 21 October 2006 in any of the following ways:

  By post in the reply paid envelope provided to the Zenyth Share Registry:
  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria Australia 3001

  By hand delivery to the Zenyth Share Registry at:
  Computershare Investor Services Pty Limited
  Yarra Falls, 452 Johnston Street
  Abbotsford Victoria Australia 3067

  By fax to the Zenyth Share Registry on +61 3 9473 2555

- To vote in person, you or your proxy, attorney, representative or corporate proxy representative must attend the Share Scheme Meeting to be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on 23 October 2006 commencing at 2.00pm (AEST).
- A vote cast in accordance with the appointment of a proxy or power of attorney is valid even if before the vote was cast the appointor:
  - died;
  - became mentally incapacitated;
  - revoked the proxy or power; or
  - transferred the Zenyth Shares in respect of which the vote was cast,

  unless Zenyth received written notification of the death, mental incapacity, revocation or transfer before the meeting or adjourned meeting.

Section 10 – Notice of Share Scheme Meeting

continued

Voting by Proxy

- Zenyth Shareholders wishing to vote by proxy at this meeting must:
  - complete and sign or validly authenticate the green proxy form, which is enclosed with this Explanatory Booklet; and
  - deliver the signed and completed proxy form to Zenyth by 5.00pm (AEST) on 21 October 2006 in accordance with the instructions below.
- A person appointed as a proxy may be an individual or a body corporate.
- An electronic authentication of an appointment of proxy must include a method of identifying the appointing Zenyth Shareholder and an indication of their approval of the information communicated.

Submitting Proxy Votes

- Zenyth Shareholders wishing to submit proxy votes for the Share Scheme Meeting must return the enclosed green proxy form to Zenyth in any of the following ways:

  By post in the reply paid envelope provided to the Zenyth Share Registry:

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria Australia 3001

  By hand delivery to the Zenyth Share Registry at:

  Computershare Investor Services Pty Limited
  Yarra Falls, 452 Johnston Street
  Abbotsford Victoria Australia 3067

  By fax to the Zenyth Share Registry on +61 3 9473 2555.

  Note: proxies may not be returned by email, nor is internet based voting possible.

Notes for Proxy Appointments

- A Zenyth Shareholder entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote at the meeting on that Zenyth Shareholder's behalf.
- A proxy need not be a Zenyth Shareholder.
- A proxy may be an individual or a body corporate. A proxy that is a body corporate may appoint a representative to exercise the powers that the body corporate may exercise as the Zenyth Shareholder's proxy.
- If a Zenyth Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Zenyth Shareholder's votes each proxy may exercise, each proxy may exercise half the votes.
- A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. If an appointment directs the way the proxy is to vote on a particular resolution:
  - *if the proxy is the chair* – the proxy must vote on a poll and must vote in the way directed; and
  - if the proxy is not the chair – the proxy need not vote on a poll, but if the proxy does so, the proxy must vote in the way directed.
- If a proxy appointment is signed or validly authenticated by the Zenyth Shareholder but does not name the proxy or proxies in whose favour it is given, the chairman may either act as proxy or complete the proxy appointment by inserting the name or names of one of more Directors or the Company Secretary.
- If:
  - a Zenyth Shareholder nominates the chairman of the meeting as the Zenyth Shareholder's proxy; or
  - the chairman is to act as proxy if a proxy appointment is signed by a Zenyth Shareholder but does not name the proxies in whose favour it is given or otherwise under a default appointment according to the terms of the proxy form,

then the person acting as chairman in respect of an item of business at the meeting must act as proxy under the appointment in respect of that item of business.

- Proxy appointments in favour of the chairman of the meeting, the secretary or any Director which do not contain a direction will be voted in support of the Share Scheme resolution (in the absence of a more favourable proposal from another party prior to the date of the meeting).

Voting by Corporate Representatives

- To vote in person at the Share Scheme Meeting, a Zenyth Shareholder or proxy which is a body corporate may appoint an individual to act as its representative.
- To vote by corporate representative at the meeting, a corporate Zenyth Shareholder or proxy should obtain an appointment of corporate representative form from Zenyth, complete and sign the form in accordance with the instructions on it. The appointment should be lodged at the registration desk on the day of the meeting.
- The appointment of a representative may set out restrictions on the representative's powers.
- The original form of appointment of a representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.
- The chairman of the meeting may permit a person claiming to be a representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

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Section 11 – Notice of General Meeting

Section 11 – Notice of General Meeting

Zenyth Therapeutics Limited

ACN 006 614 375

Notice of General Meeting of Zenyth Therapeutics Limited Shareholders

Notice is given that a general meeting of members of Zenyth Therapeutics Limited (**Zenyth**) will be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on 23 October 2006 commencing at 2.30pm (AEST) or immediately following the conclusion or adjournment of the Share Scheme Meeting to be held on the same day, whichever time is later.

Business

The meeting will be asked to consider and, if thought fit, to pass the following proposed resolution which will be proposed as an ordinary resolution.

Proposed Resolution

'Subject to the approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act and the Effective Date occurring before the Quit Date, that pursuant to sections 256B and 256C of the Corporations Act 2001 (Cth) and for the purpose of the Company's Constitution, the ASX Listing Rules and for all other purposes:

(a) the issued share capital of the Company be reduced by an amount equal to the market value of all the Avexa Shares registered in the name of the Company as at the Share Scheme Record Date; and

(b) that this capital reduction be effected and satisfied by the Company distributing in specie to Scheme Shareholders all of the Avexa Shares registered in the name of the Company as at the Share Scheme Record Date in proportion to the number of Scheme Shares held by each Scheme Shareholder, with:

(i) fractional entitlements of 0.5 of an Avexa Share or over rounded up to the nearest whole number; and

(ii) fractional entitlements of less than 0.5 of an Avexa Share ignored,

and otherwise on and subject to the terms and conditions set out in the Share Scheme.'

Dated: 21 September 2006

By Order of the Board

Robyn M Fry
Company Secretary

Explanatory notes for the General Meeting

General

- Capitalised words and phrases contained in this Notice of Meeting (including the proposed resolution) have the same meaning as set out in the Glossary in Section 17 of this Explanatory Booklet, of which this notice forms part.
- The reference to *'the market value of all the Avexa Shares registered in the name of the Company as at the Share Scheme Record Date'* in paragraph (a) of the resolution will be calculated by reference to the five day volume weighted average sale price of the Avexa Shares traded on ASX for the five trading days up to the Implementation Date, excluding special crossings, overnight sales and exchange traded option exercises.
- This notice should be read in conjunction with the entire Explanatory Booklet of which this notice forms part. The Explanatory Booklet contains important information to assist you in determining how to vote on the proposed resolution.

Voting Entitlements

- Each person who is registered on the Zenyth Share Register as the holder of Zenyth Shares at 7.00pm (AEST) on 21 October 2006 is entitled to attend and vote at the General Meeting, either in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder, by a personal representative.

Required Voting Majority

- In accordance with section 256C(1) of the Corporations Act, the resolution at this meeting is proposed as an ordinary resolution. Accordingly, the passage of this resolution requires the approval of at least 50% of votes cast by Zenyth Shareholders present and voting at the General Meeting, whether in person, by proxy or attorney or, in the case of a corporate Zenyth Shareholder, by a natural person representative.
- The vote will be conducted by poll.

How to Vote

Zenyth Shareholders entitled to vote at the General Meeting may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend the meeting and vote on their behalf, or, in the case of corporate shareholders or proxies, a corporate representative to attend the meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on their behalf, using the yellow proxy form accompanying this Notice. A proxy may be an individual or a body corporate.

Voting in Person (or by Attorney)

- Zenyth Shareholders or their proxies, attorneys or representatives (including representatives of corporate proxies) wishing to vote in person should attend the General Meeting and bring a form of personal identification (such as your driver's licence).
- To vote by attorney at this meeting, the original or a certified copy of the power of attorney or other authority (if any) under which the instrument is signed must be received by the Zenyth Share Registry before 5.00pm (AEST) on 21 October 2006 in any of the following ways:

  By post in the reply paid envelope provided to the Zenyth Share Registry:

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria Australia 3001

  By hand delivery to the Zenyth Share Registry at:

  Computershare Investor Services Pty Limited
  Yarra Falls, 452 Johnston Street
  Abbotsford Victoria Australia 3067

  By fax to the Zenyth Share Registry on +61 3 9473 2555.

- To vote in person, you or your proxy, attorney, representative or corporate proxy representative must attend the General Meeting to be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on 23 October 2006, commencing at 2.30pm (AEST) or as soon after that time as the Share Scheme Meeting has concluded or is adjourned.
- A vote cast in accordance with the appointment of a proxy or power of attorney is valid even if before the vote was cast the appointor:
  - died;
  - became mentally incapacitated;
  - revoked the proxy or power; or
  - transferred the Zenyth Shares in respect of which the vote was cast,

  unless Zenyth received written notification of the death, mental incapacity, revocation or transfer before the meeting or adjourned meeting.

Voting by Proxy

- Zenyth Shareholders wishing to vote by proxy at this meeting must:
  - complete and sign or validly authenticate the yellow proxy form, which is enclosed with this Explanatory Booklet; and

- deliver the signed and completed proxy form by 5.00pm (AEST) on 21 October 2006 in accordance with the instructions below.

- A person appointed as a proxy may be an individual or a body corporate.
- An electronic authentication of an appointment of proxy must include a method of identifying the appointing Zenyth Shareholder and an indication of their approval of the information communicated.

Submitting Proxy Votes

- Zenyth Shareholders wishing to submit proxy votes for the General Meeting must return the enclosed yellow proxy form to Zenyth in any of the following ways:

  By post in the reply paid envelope provided to the Zenyth Share Registry:

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria Australia 3001

  By hand delivery to the Zenyth Share Registry at:

  Computershare Investor Services Pty Limited
  Yarra Falls, 452 Johnston Street
  Abbotsford Victoria Australia 3067

  By fax to the Zenyth Share Registry on +61 3 9473 2555.

  Note: proxies may not be returned by email, nor is internet based voting possible.

Notes for Proxy Appointments

- A Zenyth Shareholder entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote at the meeting on that Zenyth Shareholder's behalf.
- A proxy need not be a Zenyth Shareholder.
- A proxy may be an individual or a body corporate. A proxy that is a body corporate may appoint a representative to exercise the powers that the body corporate may exercise as the Zenyth Shareholder's proxy.
- If a Zenyth Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Zenyth Shareholder's votes each proxy may exercise, each proxy may exercise half the votes.
- A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. If an appointment directs the way the proxy is to vote on a particular resolution:

  - if the proxy is the chair – the proxy must vote on a poll and must vote in the way directed; and
  - if the proxy is not the chair – the proxy need not vote on a poll, but if the proxy does so, the proxy must vote in the way directed.

- If a proxy appointment is signed or validly authenticated by the Zenyth Shareholder but does not name the proxy or proxies in whose favour it is given, the chairman may either act as proxy or complete the proxy appointment by inserting the name or names of one of more Directors or the Company secretary.
- If:

  - a Zenyth Shareholder nominates the chairman of the meeting as the Zenyth Shareholder's proxy; or
  - the chairman is to act as proxy if a proxy appointment is signed by a Zenyth Shareholder but does not name the proxies in whose favour it is given or otherwise under a default appointment according to the terms of the proxy form,

  then the person acting as chairman in respect of an item of business at the meeting must act as proxy under the appointment in respect of that item of business.

- Proxy appointments in favour of the chairman of the meeting, the secretary or any Director which do not contain a direction will be voted in support of the Special Distribution Resolution (in the absence of a more favourable proposal from another party prior to the date of the meeting).

Voting by Corporate Representatives

- To vote in person at the General Meeting, a Zenyth Shareholder or proxy which is a body corporate may appoint an individual to act as its representative.
- To vote by corporate representative at the meeting, a corporate Zenyth Shareholder should obtain an appointment of corporate representative form from Zenyth, complete and sign the form in accordance with the instructions on it. The appointment should be lodged at the registration desk on the day of the meeting.
- The appointment of a representative may set out restrictions on the representative's powers.
- The original form of appointment of a representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.
- The chairman of the meeting may permit a person claiming to be a representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.



Section 12 – Notice of Option Scheme Meeting



Section 12 – Notice of Option Scheme Meeting

Zenyth Therapeutics Limited
ACN 006 614 375

Notice of Court Ordered Meeting of Zenyth Therapeutics Limited Optionholders

Notice is given that, by an Order of the Supreme Court of Victoria (**Court**) made on 12 September 2006 under section 411(1) of the Corporations Act 2001 (Cth) (**Corporations Act**), the Court has directed that a meeting of the holders of Zenyth Options be held at the offices of Computershare, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, on 23 October 2006 commencing at 3.00pm (AEST) or immediately following the conclusion or adjournment of the General Meeting to be held on the same day, whichever time is later.

The Court has also directed that Ian Davis, or failing him James MacKenzie, act as Chairman of the meeting.

Purpose of Meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without any modification or conditions required by the Court to which Zenyth and CSL Limited agree) to a scheme of arrangement proposed to be made between Zenyth and the holders of its options (**Option Scheme**).

A copy of the Option Scheme and a copy of the Explanatory Statement required by section 412 of the Corporations Act in relation to the Option Scheme are contained in the Explanatory Booklet of which this notice forms part.

Resolution

The meeting will be asked to consider and, if thought fit, pass the following resolution:

'That pursuant to and in accordance with the provisions of section 411 of the Corporations Act, the holders of Zenyth Options are in favour of an arrangement proposed between Zenyth and themselves, designated the 'Option Scheme', as contained in and more particularly described in the Explanatory Booklet accompanying the Notice convening this meeting (with or without any modifications or conditions required by the Court to which Zenyth agrees) and, subject to approval of the Share Scheme and the Option Scheme by the Court, the Board of Directors of Zenyth is authorised to implement the Option Scheme with any such modifications or conditions.'

Dated: 21 September 2006

By Order of the Court

Robyn M Fry
Company Secretary

Explanatory Notes for the Option Scheme Meeting

General

- Capitalised words and phrases contained in this Notice of Meeting (including the proposed resolution) have the same meaning as set out in the Glossary in Section 17 of this Explanatory Booklet, of which this notice forms part.
- This notice should be read in conjunction with the entire Explanatory Booklet of which this notice forms part. The Explanatory Booklet contains important information to assist you in determining how to vote on the proposed resolution. The Explanatory Booklet includes a copy of the Option Scheme (refer Section 14) and a copy of the Explanatory Statement required by section 412 of the Corporations Act in relation to the Option Scheme (the Explanatory Statement being all Sections of this Explanatory Booklet, other than Section 10, Section 11 and Section 12).

Voting Entitlements

- The Court has ordered that, for the purposes of the Option Scheme Meeting, each person registered in the Zenyth Option Register as the holder of Zenyth Options at 7.00pm (AEST) on 21 October 2006 is entitled to attend and vote at the Option Scheme Meeting, either in person, by proxy or attorney.

Required Voting Majority

- The resolution to approve the Option Scheme is subject to approval by the majorities required under section 411(4)(a)(i) of the Corporations Act. The resolution to approve the Option Scheme must be approved by:
  - a majority in number (more than 50%) of Zenyth Optionholders present and voting at the Option Scheme Meeting (whether in person, by proxy or attorney); and
  - Zenyth Optionholders whose Zenyth Options represent at least 75% of the total amount of the debts and claims of the Optionholders present and voting at the Option Scheme Meeting (whether in person, by proxy, by attorney). For this purpose, the 'amount' (or value) of each Optionholder's 'debt and claim' will be the same as the amount of the Option Scheme Consideration payable for the cancellation of that Optionholder's Options under the Option Scheme (expressed in cents).
- The vote will be conducted by poll.

Court Approval

- In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme (with or without any modification required by the Court to which Zenyth agrees) must also be approved by an order of the Court. If the resolution put to this meeting is duly approved and if all the conditions to the Share Scheme are satisfied or waived (as applicable), Zenyth intends to apply to the Court for orders to give effect to the Option Scheme.

How to Vote

Zenyth Optionholders entitled to vote at the Option Scheme Meeting may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend the meeting and vote on their behalf or, in the case of corporate optionholders or proxies, a corporate representative to attend the meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on their behalf, using the blue proxy form accompanying this Notice. A proxy may be an individual or a body corporate.

Voting in Person (or by Attorney)

- Zenyth Optionholders or their proxies, attorneys or representatives (including representatives of corporate proxies) wishing to vote in person should attend the Option Scheme Meeting and bring a form of personal identification (such as your driver's licence).
- To vote by attorney at this meeting, the original or a certified copy of the power of attorney or other authority (if any) under which the instrument is signed must be received by the Zenyth Share Registry before 5.00pm (AEST) on 21 October 2006 in any of the following ways:

  By post in the reply paid envelope provided to the Zenyth Share Registry:

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria Australia 3001

  By hand delivery to the Zenyth Share Registry at:

  Computershare Investor Services Pty Limited
  Yarra Falls, 452 Johnston Street
  Abbotsford Victoria Australia 3067

  By fax to the Zenyth Share Registry on +61 3 9473 2555.

- To vote in person, you or your proxy, attorney, representative or corporate proxy representative must attend the Option Scheme Meeting to be held at the offices of Computershare, Yarra Falls, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, on 23 October 2006 commencing at 3.00pm (AEST) or immediately following the conclusion or adjournment of the General Meeting.
- A vote cast in accordance with the appointment of a proxy or power of attorney is valid even if before the vote was cast the appointor:
  - died;
  - became mentally incapacitated;
  - revoked the proxy or power; or
  - transferred the Zenyth Options in respect of which the vote was cast,

  unless Zenyth received written notification of the death, mental incapacity, revocation or transfer before the meeting or adjourned meeting.

Voting by Proxy

- Zenyth Optionholders wishing to vote by proxy at this meeting must:
  - complete and sign or validly authenticate the blue proxy form, which is enclosed with this Explanatory Booklet; and
  - deliver the signed and completed proxy form to Zenyth by 5.00pm (AEST) on 21 October 2006 in accordance with the instructions below.
- A person appointed as a proxy may be an individual or a body corporate.
- An electronic authentication of an appointment of proxy must include a method of identifying the appointing Zenyth Optionholder and an indication of their approval of the information communicated.

Submitting Proxy Votes

- Zenyth Optionholders wishing to submit proxy votes for the Option Scheme Meeting must return the enclosed blue proxy form to Zenyth in any of the following ways:

  By post in the reply paid envelope provided to the Zenyth Share Registry:

  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria Australia 3001

  By hand delivery to the Zenyth Share Registry at:

  Computershare Investor Services Pty Limited
  Yarra Falls, 452 Johnston Street
  Abbotsford Victoria Australia, 3067

  By fax to the Zenyth Share Registry on +61 3 9473 2555.

  Note: proxies may not be returned by email, nor is internet based voting possible.

Notes for Proxy Appointments

- A Zenyth Optionholder entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote at the meeting on that Zenyth Optionholder's behalf.
- A proxy need not be a Zenyth Optionholder.
- A proxy may be an individual or a body corporate. A proxy that is a body corporate may appoint a representative to exercise the powers that the body corporate may exercise as the Zenyth Optionholder's proxy.
- If a Zenyth Optionholder appoints two proxies and the appointment does not specify the proportion or number of the Zenyth Optionholder's votes each proxy may exercise, each proxy may exercise half the votes.
- A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. If an appointment directs the way the proxy is to vote on a particular resolution:
  - if the proxy is the chair – the proxy must vote on a poll and must vote in the way directed; and
  - if the proxy is not the chair – the proxy need not vote on a poll, but if the proxy does so, the proxy must vote in the way directed.
- If a proxy appointment is signed or validly authenticated by the Zenyth Optionholder but does not name the proxy or proxies in whose favour it is given, the chairman may either act as proxy or complete the proxy appointment by inserting the name or names of one of more Directors or the Company secretary.
- If:
  - a Zenyth Optionholder nominates the chairman of the meeting as the Zenyth Optionholder's proxy; or
  - the chairman is to act as proxy if a proxy appointment is signed by a Zenyth Optionholder but does not name the proxies in whose favour it is given or otherwise under a default appointment according to the terms of the proxy form,

  then the person acting as chairman in respect of an item of business at the meeting must act as proxy under the appointment in respect of that item of business.

- Proxy appointments in favour of the chairman of the meeting, the secretary or any Director which do not contain a direction will be voted in support of the Option Scheme resolution (in the absence of a more favourable proposal from another party prior to the date of the meeting).

Voting by Corporate Representatives

- To vote in person at the Option Scheme Meeting, a Zenyth Optionholder or proxy which is a body corporate may appoint an individual to act as its representative.
- To vote by corporate representative at the meeting, a corporate Zenyth Optionholder or proxy should obtain an appointment of corporate representative form from Zenyth, complete and sign the form in accordance with the instructions on it. The appointment should be lodged at the registration desk on the day of the meeting.
- The appointment of a representative may set out restrictions on the representative's powers.
- The original form of appointment of a representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.
- The chairman of the meeting may permit a person claiming to be a representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

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Section 13 – Scheme of Arrangement – Shares

Section 13 – Scheme of Arrangement – Shares

Zenyth Therapeutics Limited (**Target**)
The holders of fully paid ordinary shares in Target

Contents

Pursuant to Section 411 of the Corporations Act

Between

Zenyth Therapeutics Limited (ABN 37 006 614 375) (**Target**)

And

The holders of fully paid ordinary shares in Target

1. Definitions and Interpretation

1.1 Defined Terms

The following definitions apply unless the context requires otherwise.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market conducted by it.

ASX Listing Rules means the official listing rules of ASX.

Avexa means Avexa Limited (ABN 53 108 150 750).

Avexa Share means a fully paid ordinary share in the capital of Avexa.

Avexa Share Register means the register of members of Avexa maintained in accordance with the Corporations Act.

Business Day has the meaning given in the ASX Listing Rules.

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities operated by ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act determined by Target.

Court Order means the order of the Court approving this Share Scheme under section 411(4)(b) of the Corporations Act.

Court Order Time means 8.00am (Melbourne time) on the first day on which the Court hears the application for an order pursuant to section 411(4)(b) of the Corporations Act to approve this Share Scheme or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

CSL means CSL Limited (ABN 99 051 588 348).

Deed Poll means the Deed Poll executed by CSL, pursuant to which CSL covenants to perform its obligations contemplated under this Share Scheme.

Effective means, when used in relation to this Share Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the Court Order.

Effective Date means the date on which this Share Scheme becomes Effective.

Excluded Share means any Target Share held by any person on behalf of or for the benefit of CSL or any of its Related Entities.

Explanatory Booklet means the document despatched to Target Shareholders comprising:

(a) the terms of this Share Scheme and the Option Scheme;

(b) a notice convening the Share Scheme Meeting, a notice convening the Option Scheme Meeting and a notice convening a general meeting of Target Shareholders to consider and vote on the Special Distribution Resolution (together with proxy forms for those meetings);

(c) an explanatory statement in relation to this Share Scheme, the Option Scheme and the Special Distribution issued by Target under sections 412 and 256C(4) of the Corporations Act;

(d) an independent expert's report in relation to this Share Scheme, the Option Scheme and the Special Distribution; and

(e) a copy of the Merger Implementation Deed and the Deed Poll.

Foreign Scheme Shareholder means a Scheme Shareholder whose Registered Address is in any jurisdiction other than Australia and its external territories or New Zealand.

Holder of a Non-Marketable Parcel means a Scheme Shareholder whose Special Distribution Entitlement would cause that Scheme Shareholder to receive a transfer of Avexa Shares that would result in the Scheme Shareholder holding less than a marketable parcel as defined in the ASX Listing Rules.

Implementation Date means, in relation to this Share Scheme and the Special Distribution, the third Business Day after the Record Date or such other date as CSL and Target agree in writing.

Section 13 – Scheme of Arrangement – Shares

continued

Ineligible Scheme Shareholder means, for the purpose of participating in the Special Distribution, a Holder of a Non-Marketable Parcel or a Foreign Scheme Shareholder.

Merger Implementation Deed means the agreement of that name between CSL and Target dated 17 July 2006.

Nominee means Merrill Lynch Equities (Australia) Limited or such other person nominated by Target to sell or facilitate the transfer of the Avexa Shares attributable to Ineligible Scheme Shareholders, on behalf of the Ineligible Scheme Shareholders, under the terms of this Share Scheme and the Special Distribution.

Option Scheme means the proposed creditors' scheme of Arrangement under Part 5.1 of the Corporations Act between Target and the holders of certain options over unissued Target Shares.

Option Scheme Meeting means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Option Scheme.

Quit Date means 17 November 2006 or such later date as CSL and Target agree in writing.

Record Date means, in relation to this Share Scheme and the Special Distribution, 5.00pm on the fifth Business Day after the Effective Date or such other date as CSL and Target agree in writing.

Registered Address means the address of each Target Shareholder as recorded in the Target Share Register.

Second Court Date means the first day on which an application made to the Court for an order approving the Share Scheme pursuant to section 411(4)(b) of the Corporations Act is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Target and CSL.

Share Scheme Conditions means the conditions in clause 3.1 of the Merger Implementation Deed.

Share Scheme Consideration means the amount of $0.82 cash for each Scheme Share.

Share Scheme Meeting means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of this Share Scheme.

Scheme Shareholder means each person registered in the Target Share Register as the holder of Target Shares as at the Record Date.

Scheme Shares means all of the Target Shares on issue as at the Record Date other than the Excluded Shares (if any).

Scheme Share Transfer means, for each Scheme Shareholder, a proper instrument of transfer of their Scheme Shares for the purpose of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Shares.

Special Distribution means the proposed in specie distribution to be made by Target to Scheme Shareholders of all of the Avexa Shares registered in the name of Target as at the Record Date, subject to and in accordance with the Special Distribution Resolution and this Share Scheme.

Special Distribution Entitlement means the entitlement of a Scheme Shareholder to participate in the Special Distribution, determined in accordance with the Special Distribution Resolution and this Share Scheme.

Special Distribution Resolution means the proposed ordinary resolution to approve the Special Distribution, as set out in the notice of meeting for the general meeting and contained in the Explanatory Booklet.

Target Share means a fully paid ordinary share in the capital of Target.

Target Shareholder means each person registered in the Target Share Register as the holder of Target Shares.

Target Share Register means the register of members of Target maintained in accordance with the Corporations Act.

Target Share Registry means Computershare Investor Services Pty Limited as registrar of the Target Share Register.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) A reference to a clause is a reference to a clause of this Share Scheme, unless otherwise stated.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a person, corporation, trust, partnership, unincorporated body, government agency or other entity includes any of them.

(f) A reference to a person includes a reference to the person's executors, administrators, successors and permitted substitutes.

(g) A reference to an agreement or document (including, without limitation, a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

(h) A reference to any legislation or to a provision of any legislation includes a modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

(j) A reference to $ is to the lawful currency of Australia.

2. Preliminary

2.1 Target

(a) Target is a public company limited by shares, incorporated in Australia and registered in Victoria. Its registered office is at 576 Swan Street, Richmond, Victoria.

(b) Target is admitted to the official list of ASX and Target Shares are officially quoted on the financial market conducted by ASX.

(c) As at the date of the Explanatory Booklet, 125,176,327 Target Shares were on issue.

2.2 Avexa

(a) Avexa is a public company limited by shares, incorporated in Australia and registered in Victoria. Its registered office is at 576 Swan Street, Richmond, Victoria.

(b) Avexa is admitted to the official list of ASX and Avexa's shares are officially quoted on the financial market conducted by ASX.

(c) As at the date of the Explanatory Booklet, 197,854,554 Avexa Shares were on issue and Target was registered as the holder of 21,062,000 Avexa Shares, representing approximately 10.65% of the issued share capital of Avexa as at that date.

2.3 CSL

(a) CSL is a public company limited by shares, incorporated in Australia and registered in the Australian Capital Territory. Its registered office is at 45 Poplar Road, Parkville, Victoria.

(b) CSL is admitted to the official list of ASX and CSL's shares are officially quoted on the financial market conducted by ASX.

2.4 Supporting Documents

(a) Target and CSL have agreed, by executing the Merger Implementation Deed, to implement the terms of and to perform their respective obligations under this Share Scheme, the Option Scheme and the Special Distribution.

(b) CSL has executed a Deed Poll in favour of Scheme Shareholders pursuant to which CSL has covenanted to carry out the obligations to be performed by it under this Share Scheme.

(c) If this Share Scheme becomes Effective, Target undertakes in favour of each Scheme Shareholder that it will enforce the Deed Poll against CSL on behalf of and as agent and attorney for Scheme Shareholders.

3. Conditions Precedent

(a) This Share Scheme is conditional on:

  (i) all of the Share Scheme Conditions having been satisfied or waived in accordance with the terms of the Merger Implementation Deed;

  (ii) the Merger Implementation Deed having not been terminated as at the Court Order Time; and

  (iii) such other conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to CSL and Target.

(b) The fulfilment of each condition in clause 3(a) is a condition precedent to the binding effect of this Share Scheme.

(c) On the Second Court Date, Target must provide to the Court a certificate confirming whether or not all the conditions precedent to this Share Scheme have been satisfied or waived, other than the condition in clause 3.1(i) of the Merger Implementation Deed.

(d) This Share Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Quit Date or such later date as the Court, with the consent of Target and CSL, may order.

(e) For the avoidance of doubt, it is acknowledged that the Share Scheme is not conditional on the Option Scheme becoming Effective or the Special Distribution Resolution being approved or implemented.

4. The Share Scheme

4.1 Effect of Share Scheme

(a) If this Share Scheme becomes Effective then:

(i) all the Scheme Shares (together with all rights and entitlements attaching to the Scheme Shares) will be transferred to CSL;

(ii) Target will enter the name of CSL in the Target Share Register in respect of all the Scheme Shares; and

(iii) CSL will provide the Scheme Consideration to Scheme Shareholders,

in accordance with the provisions of this Share Scheme.

(b) If this Share Scheme becomes Effective, it will:

(i) bind Target and all Scheme Shareholders, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against this Share Scheme at that meeting; and

(ii) override the constitution of Target, to the extent of any inconsistency.

4.2 Procedural Matters

(a) If the Court makes the Court Order, Target will lodge with ASIC office copies of that order as soon as practicable and by no later than 5.00pm on the first Business Day after the date on which that order is made.

(b) This Share Scheme will come into effect on the Effective Date.

(c) On or before 12.00 noon (Melbourne time) on the Implementation Date:

(i) CSL must provide evidence to Target that the Scheme Consideration is or will be available for payment to Scheme Shareholders in accordance with this Share Scheme;

(ii) all of the Scheme Shares will be transferred to CSL without the need for any further act by any Scheme Shareholder (other than acts performed by Target as attorney and agent of the Scheme Shareholders under clause 8.2);

(iii) Target will deliver to CSL duly completed and executed Scheme Share Transfers to transfer all of the Scheme Shares to CSL;

(iv) the Scheme Shares together with all rights and entitlements attaching to the Scheme Shares as at that time will be transferred to CSL; and

(v) in consideration for the transfer of the Scheme Shares, CSL will provide the Share Scheme Consideration to each Scheme Shareholder in respect of each Scheme Share registered in the name of that Scheme Shareholder in the Target Share Register on the Record Date.

(d) CSL will immediately execute the Scheme Share Transfers referred to in Clause 4.2(c)(iii) as transferee and deliver the Scheme Share Transfers to Target for registration.

(e) Target will, immediately following receipt of the Scheme Share Transfers in respect of the Scheme Shares, enter the name and address of CSL in the Target Share Register in respect of all the Scheme Shares.

4.3 Share Scheme Consideration

(a) The obligations of CSL to pay the Share Scheme Consideration will be satisfied by CSL dispatching or procuring the dispatch within five Business Days of the Implementation Date to each Scheme Shareholder by pre-paid post to their Registered Address a cheque in Australian currency drawn on an Australian bank in the name of that Scheme Shareholder for the amount equal to the number of Scheme Shares held by that Scheme Shareholder multiplied by the Share Scheme Consideration.

(b) In the case of joint holders of Scheme Shares, a cheque shall be payable and forwarded in the names of those joint holders.

5. Special Distribution

5.1 General

(a) Subject to the Special Distribution Resolution being duly passed, on the Implementation Date:

(i) Target will reduce its share capital in accordance with the Special Distribution Resolution; and

(ii) Target will satisfy the Special Distribution Entitlement of each Scheme Shareholder in accordance with the provisions of this clause 5.

(b) On the Implementation Date, but prior to completion of the transfer of the Scheme Shares to CSL under clauses 4.2(c) to 4.2(e), and without the need for any further act by a Scheme Shareholder, Target will satisfy the Special Distribution Entitlement of each Scheme Shareholder as follows:

(i) in the case of a Scheme Shareholder that is not an Ineligible Scheme Shareholder, by:

(A) transferring to the Scheme Shareholder that number of Avexa Shares provided for in the Special Distribution Resolution; and

(B) procuring the entry in the Avexa Share Register of the name of the Scheme Shareholder in respect of the Avexa Shares transferred to it and the issue of a holding statement for those Avexa Shares to that Scheme Shareholder; or

(ii) in the case of a Scheme Shareholder who is an Ineligible Scheme Shareholder, in accordance with clause 5.2.

(c) The Avexa Shares transferred to Scheme Shareholders under clause 5.1(b)(i) will be transferred with all rights and entitlements attaching to the Avexa Shares at that time and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

5.2 Ineligible Scheme Shareholders

(a) Target's obligations to satisfy the Special Distribution Entitlement of an Ineligible Scheme Shareholder will be satisfied by Target:

(i) transferring to the Nominee all of the Avexa Shares to which the Ineligible Scheme Shareholder would have been entitled were they not an Ineligible Scheme Shareholder; and

(ii) procuring that the Nominee, as soon as reasonably practicable after the Implementation Date:

(A) sells on ASX or places for the benefit of the Ineligible Scheme Shareholder those Avexa Shares transferred to the Nominee under clause 5.2(a)(i);

(B) accounts to the Ineligible Scheme Shareholder for the net proceeds of sale (on an averaged basis so that all Ineligible Scheme Shareholders receive the same price per Avexa Share, subject to rounding down to the nearest whole cent) and any income referable to those Avexa Shares, after deduction of any applicable brokerage, taxes and charges (**Net Proceeds**); and

(C) remits the Net Proceeds to the Ineligible Scheme Shareholder in full satisfaction of the Ineligible Scheme Shareholder's rights under this clause 5. The Net Proceeds are to be dispatched by pre-paid post to the Ineligible Scheme Shareholder's address as shown in the Target Share Register by cheque in Australian currency drawn on an Australian bank. In the case of joint holders of Target Shares, the cheque will be made payable to and forwarded to the holder whose name appears first in the Target Share Register on the Record Date.

(b) To the maximum extent permitted by law, Target, CSL and the Nominee will not be liable for any loss, cost, expense or liability (**Loss**) in connection with the sale of the Avexa Shares on behalf of Ineligible Scheme Shareholders as contemplated by this clause 5.2, unless (and to the extent only to which) Target, CSL or the Nominee (as the case may be) engages in negligent, fraudulent or dishonest conduct which directly causes the relevant Loss.

5.3 Agreement to Become a Member of Avexa

Each Scheme Shareholder, other than Ineligible Scheme Shareholders, without the need for any further act by a Scheme Shareholder:

(a) accepts the Avexa Shares transferred to them pursuant to the Special Distribution Resolution on the terms and conditions of the constitution of Avexa;

(a) agrees to become a member of Avexa, to have their name entered in the Avexa Share Register and to be bound by the constitution of Avexa; and

(b) acknowledges and agrees that the transfer to them of the Avexa Shares in accordance with the Special Distribution Resolution and this Share Scheme constitutes the full satisfaction of their Special Distribution Entitlement.

Section 13 – Scheme of Arrangement – Shares

continued

5.4 Share Splitting

(a) If Target is of the opinion that any Target Shareholders have, before the Record Date, been party to shareholding splitting or division in an attempt to obtain advantage by reference to the rounding provided for in the calculation of the Special Distribution Entitlement, Target may give notice to those Target Shareholders:

(i) setting out the names and registered addresses of all of them;

(ii) stating that opinion; and

(iii) attributing to one of them specifically identified in the notice the Target Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of calculating their Special Distribution Entitlement, be taken to hold all those Target Shares and each of the other Target Shareholders whose names are set out in the notice shall, for the purposes of calculating their Special Distribution Entitlements, be taken to hold no Target Shares.

(b) If Target is of the opinion that any Target Shareholders have, before the Record Date, been party to shareholding splitting or division in an attempt to qualify as Holders of a Non-Marketable Parcel (and therefore Ineligible Scheme Shareholders to whom clause 5.2 applies), Target may give notice to those Target Shareholders:

(i) setting out the names and registered addresses of all of them;

(ii) stating that opinion; and

(iii) attributing to one of them specifically identified in the notice the Target Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of determining whether they are a Holder of a Non-Marketable Parcel (and therefore an Ineligible Scheme Shareholder), be taken to hold all those Target Shares and each of the other Target Shareholders whose names are set out in the notice shall, for the purposes of determining whether they are a Holder of a Non-Marketable Parcel (and therefore an Ineligible Scheme Shareholder), be taken to hold no Target Shares.

6. Dealings in Shares

(a) For the purpose of establishing the persons who are Scheme Shareholders, dealings in Target Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Target Share Register as the holder of the relevant Target Shares by the Record Date; and

(ii) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the Target Share Registry by the Record Date.

(b) Target will register registrable transfers or transmission applications of the kind referred to in clause 6(a)(ii) by, or as soon as practicable after, the Record Date.

(c) Target will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of Scheme Shares received after the Record Date.

(d) Target will maintain or procure the maintenance of the Target Share Register in accordance with this clause 6. The Target Share Register in this form will solely determine the persons who are Scheme Shareholders and their entitlements to the Share Scheme Consideration and the Special Distribution Entitlement.

(e) From the Record Date, all holding statements for Target Shares will cease to have effect as documents of title, and each entry on the Target Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Scheme Shareholders to the Share Scheme Consideration and the Special Distribution Entitlement.

(f) On or before 9.00am on the Implementation Date, Target will give to CSL details of the names and addresses shown in the Target Share Register of all Scheme Shareholders and of the number of Scheme Shares held by each of them on the Record Date.

7. Quotation of Target Shares

(a) It is expected that the suspension of trading in Target Shares on ASX will occur from the close of trading on the day on which Target notifies ASX that the Court has approved this Share Scheme under section 411(4)(b) of the Corporations Act.

(b) On a date after the Implementation Date to be determined by CSL, Target will apply for termination of the official quotation on ASX of Target Shares and will apply to have itself removed from the official list of ASX.

8. General

8.1 Alterations and Conditions

If the Court proposes to approve this Share Scheme subject to any alterations or conditions, Target may, by its counsel or solicitors but subject to the prior approval of CSL, consent on behalf of all Scheme Shareholders to those alterations or conditions.

8.2 Covenants by Scheme Shareholders

(a) Each Scheme Shareholder:

(i) agrees to the transfer of all of their Scheme Shares to CSL in accordance with this Share Scheme;

(ii) agrees to the modification or variation of the rights attaching to their Scheme Shares arising from this Share Scheme and the Special Distribution;

(iii) without the need for any further act, irrevocably appoints Target and each of its directors and officers, jointly and severally, as that Scheme Shareholder's attorney and agent for the purpose of executing any document or doing any other act necessary to give full effect to this Share Scheme, the Special Distribution and the transactions contemplated by them, including without limitation, the provision of a Scheme Share Transfer or an Avexa Share transfer; and

(iv) consents to Target doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Share Scheme, the Special Distribution and the transactions contemplated by them.

(b) From the Effective Date until Target registers CSL as the holder of all Scheme Shares in the Target Share Register, each Scheme Shareholder is deemed to have appointed Target as its attorney and agent (and directed Target in such capacity) to appoint the Chairman of CSL as its sole proxy and, where applicable, corporate representative to attend shareholder meetings of Target, exercise the votes attaching to the Scheme Shares of which they are the registered holder and sign any Target Shareholders' resolution, and no Scheme Shareholder may attend or vote at any of those meetings or sign or vote on any resolutions (whether in person, by proxy or by corporate representative) other than pursuant to this clause 8.2(b). Target undertakes in favour of each Scheme Shareholder that it will appoint the Chairman of CSL as the Scheme Shareholder's proxy or, where applicable, corporate representative in accordance with this clause 8.2(b).

8.3 Status of Scheme Shares

(a) The Scheme Shares transferred to CSL under this Share Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise. The Scheme Shareholders are deemed to have warranted to CSL that all their Scheme Shares (including any rights and entitlements attaching to those shares) which are transferred to CSL under this Share Scheme will, at the date of the transfer of them to CSL, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and that they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares).

(b) CSL will be beneficially entitled to the Scheme Shares transferred to it under this Share Scheme pending registration by Target of the name and address of CSL in the Target Share Register as the holder of the Scheme Shares.

8.4 Notices

Where a notice, transfer, transmission application, direction or other communication referred to in this Share Scheme is sent by post to Target, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Target's registered office.

8.5 Further Assurances

Target will do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Share Scheme, the Special Distribution and the transactions contemplated by them.

8.6 Costs

Target will pay the costs of this Share Scheme and the Special Distribution, except that CSL will pay any stamp duty payable on:

(a) the transfer by Scheme Shareholders of the Scheme Shares to CSL; and

(b) the transfer by Target of the Avexa Shares to Scheme Shareholders (other than Ineligible Scheme Shareholders).

8.7 Proper Law

The proper law of this Share Scheme is the law of Victoria.

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Section 14 – Scheme of Arrangement – Options



Section 14 – Scheme of Arrangement – Options

Zenyth Therapeutics Limited

and

The holders of options to subscribe for fully paid ordinary shares in Zenyth Therapeutics Limited

Contents

Pursuant to section 411 of the *Corporations Act 2001* (Cth)

Between

Zenyth Therapeutics Limited (ABN 37 006 614 375) (**Target**)

And

The holders of options to subscribe for fully paid ordinary shares in Target.

1. Definitions and Interpretation

1.1 Definitions

In this document, the following definitions apply unless the context requires otherwise.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or, as the context requires, the financial market conducted by it.

ASX Listing Rules means the official listing rules of ASX.

Business Day has the meaning given in the ASX Listing Rules.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act determined by Target.

Court Order means, when used in relation to this Option Scheme, the order of the Court approving this Option Scheme under section 411(4)(b) of the Corporations Act, and when used in relation to the Share Scheme, the order of the Court approving the Share Scheme under section 411(4)(b) of the Corporations Act.

Court Order Time means 8.00am (Melbourne time) on the first day on which the Court hears the application for an order pursuant to section 411(4)(b) of the Corporations Act to approve this Option Scheme or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

CSL means CSL Limited (ABN 99 051 588 348).

Deed Poll means the Deed Poll executed by CSL that is relevant to the Share Scheme.

Effective means, when used in relation to this Option Scheme or the Share Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the Court Order.

Explanatory Booklet means the document despatched to Target Shareholders comprising:

(a) the terms of the Share Scheme and this Option Scheme;

(b) a notice convening the Share Scheme Meeting, a notice convening the Option Scheme Meeting and a notice convening a general meeting of Target Shareholders to consider and vote on the Special Distribution Resolution (together with proxy forms for those meetings);

(c) an explanatory statement in relation to the Share Scheme, this Option Scheme and the Special Distribution issued by Target under sections 412 and 256C(4) of the Corporations Act;

(d) an independent expert's report in relation to the Share Scheme, this Option Scheme and the Special Distribution; and

(e) a copy of the Merger Implementation Deed and the Deed Poll.

July 2006 Management Options means 1,000,000 options to acquire by way of issue a like number of Target Shares issued by the Target in July 2006 to certain senior executives of Target, exercisable at $0.62 and otherwise issued in accordance with the Target Option Plan.

Merger Implementation Deed means the agreement of that name between CSL and Target dated 17 July 2006.

Option Scheme means this creditors' scheme of arrangement under Part 5.1 of the Corporations Act between Target and the holders of options over unissued Target Shares, but excluding the July 2006 Management Options, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and approved in writing by CSL and Target.

Option Scheme Consideration has the meaning given to that term in clause 5.

Option Scheme Effective Date means the date on which this Option Scheme becomes Effective.

Option Scheme Implementation Date means the fifth Business Day after the Option Scheme Record Date or such other date as CSL and Target agree in writing.

Option Scheme Meeting means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Option Scheme.

Section 14 – Scheme of Arrangement – Options

continued

Option Scheme Record Date means 5.00pm on the third Business Day after the Option Scheme Effective Date, or such other time or date as CSL and Target may agree in writing.

Quit Date means 17 November 2006 or such later date as CSL and Target agree in writing.

Registered Address means the address of each Target Optionholder as recorded in the Target Option Register.

Scheme Optionholder means any Target Optionholder at the Option Scheme Record Date.

Scheme Options means Target Options held by Scheme Optionholders at the Option Scheme Record Date.

Share Scheme means the scheme of arrangement in respect of Target Shares, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Target and CSL.

Share Scheme Conditions means the conditions in clause 3.1 of the Merger Implementation Deed.

Share Scheme Effective Date means the date on which the Share Scheme becomes Effective.

Share Scheme Meeting means the meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Share Scheme.

Share Scheme Record Date means, *in relation to the Share* Scheme, 5.00pm on the fifth Business Day after the Share Scheme Effective Date or such other time or date as CSL and Target agree in writing.

Special Distribution and **Special Distribution Resolution** have the meaning given to those terms in the Merger Implementation Deed.

Target Option means an option to subscribe for a Target Share, granted under the terms and conditions of the Target Option Plan, including those options set out in Schedule 1 or otherwise *granted by Target to Target executive directors and Target former* executive directors in accordance with option incentive plans approved by Target Shareholders in general meeting, but excluding the July 2006 Management Options.

Target Optionholder means any person who is registered in the Target Option Register as the holder of a Target Option.

Target Option Plan means Target's Key Employee Share Option Plan.

Target Option Register means the register of holders of Target Options maintained pursuant to sections 168 and 170 of the Corporations Act.

Target Share means a fully paid ordinary share in the capital of Target.

Target Shareholder means each person registered in the Target Share Register as the holder of Target Shares.

Target Share Register means the register of members of Target maintained in accordance with the Corporations Act.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise:

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) A reference to a clause is a reference to a clause of this Option Scheme, unless otherwise stated.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to a person, corporation, trust, partnership, unincorporated body, government agency or other entity includes any of them.

(f) A reference to a person includes a reference to the person's executors, administrators, successors and permitted substitutes.

(g) A reference to an agreement or document (including, without limitation, a reference to this document) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this document or that other agreement or document.

(h) A reference to any legislation or to a provision of any legislation includes a modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(i) Words and phrases not specifically defined in this document have the same meanings (if any) given to them in the Corporations Act.

(j) A reference to $ is to the lawful currency of Australia.

2. Preliminary

2.1 Target

(a) Target is a public company limited by shares, incorporated in Australia and registered in Victoria. Its registered office is at 576 Swan Street, Richmond, Victoria.

(b) Target is admitted to the official list of ASX and Target Shares are officially quoted on the financial market conducted by ASX.

(c) As at the date of the Explanatory Booklet, 5,439,650 Target Options were on issue. Target Options are not quoted on any financial market.

2.2 Miscellaneous

CSL and Target have entered into the Merger Implementation Deed to facilitate, amongst other things, the implementation of the Option Scheme. In particular, pursuant to the Merger *Implementation Deed, Target has agreed to carry out the* obligations contemplated of it under the Option Scheme.

3. Conditions Precedent

(a) The Option Scheme is conditional on:

(i) the fulfilment of all the Share Scheme Conditions;

(ii) the grant of a waiver by ASX of any requirement under ASX Listing Rule 6.23 to obtain the approval of Target Shareholders for the cancellation of all of the Target Options pursuant to the Option Scheme, or failing the grant of the waiver, the approval by a majority of Target Shareholders of a resolution (in a form acceptable to Target and CSL) approving the cancellation of the Target Options under the Option Scheme;

(iii) the approval of the Option Scheme by the requisite majority of Target Optionholders at the Option Scheme Meeting;

(iv) the approval of the Option Scheme, with or without modification, by order of the Court pursuant to section 411(4)(b) of the Corporations Act;

(v) the lodgment with ASIC of an office copy of the Court Order approving the Option Scheme pursuant to section 411(4)(b) of the Corporations Act; and

(vi) the fulfilment of such other conditions imposed by the Court under section 411(6) of the Corporations Act as are acceptable to Target and CSL (if any).

(b) The fulfilment of each condition in clause 3(a) is a condition precedent to the binding effect of the Option Scheme.

(c) The Option Scheme will lapse and be of no further force or effect if the Option Scheme Effective Date has not occurred on or before the Quit Date or such later date as the Court, with the consent of Target and CSL, may order.

(d) If the Merger Implementation Deed is terminated, Target is released from any further obligation to take steps to implement the Option Scheme and any liability with respect to the Option Scheme.

4. Implementation

(a) On the Option Scheme Implementation Date, all of the Scheme Options, and all of the rights and entitlements attaching to the Scheme Options, will be cancelled without the need for any further act by any Scheme Optionholder.

(b) In consideration for the cancellation of the Scheme Options, Target will pay to each Scheme Optionholder, the Option Scheme Consideration payable in respect of the Scheme Options held by the Scheme Optionholder.

5. Option Scheme Consideration

(a) The Option Scheme Consideration in respect of the Scheme Options is as set out in Schedule 1 (Option Scheme Consideration).

(b) The obligation of Target to pay the Option Scheme Consideration will be satisfied by Target dispatching or procuring the dispatch within five Business Days of the Option Scheme Implementation Date to each Scheme Optionholder by pre-paid post to their Registered Address a cheque in Australian currency drawn on an Australian bank in the name of the Scheme Optionholder for the amount equal to the number of Scheme Options held by that Scheme Optionholder multiplied by the Option Scheme Consideration in respect of each of those Scheme Options.

6. Exercise Restrictions of Target Options

(a) Target will not accept as valid, nor recognise for any purpose, any notice of exercise of a Target Option received:

(i) by the Option Scheme Record Date otherwise than in accordance with the terms and conditions of the Target Option Plan pursuant to which that Target Option was granted; or

(ii) after the Option Scheme Record Date.

Section 14 – Scheme of Arrangement – Options

continued

(b) Target will issue, and register the relevant Target Optionholder as the holder of, a Target Share resulting from the exercise of a Target Option in accordance with clause 6(a)(i) by the Share Scheme Record Date, in accordance with the Target Option Plan.

(c) For the purpose of determining participation in the Option Scheme, Target will maintain or procure the maintenance of the Target Option Register in accordance with this clause 6, and the Target Option Register in this form will solely determine entitlements to participate in the Option Scheme.

7. General

7.1 Option Scheme Alterations and Conditions

If the Court proposes to approve the Option Scheme subject to any alterations or conditions, Target may, by its counsel or solicitors, consent on behalf of all persons concerned (including Target Optionholders) to those alterations or conditions.

7.2 Covenants by Scheme Optionholders

Each Scheme Optionholder consents to Target doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the Option Scheme and the transactions contemplated by it.

7.3 Effect of Option Scheme

The Option Scheme binds Target and all Target Optionholders and, to the extent of any inconsistency, overrides the constitution of Target and the terms and conditions of the Target Option Plan.

7.4 Notices

Where a notice, application, direction or other communication referred to in the Option Scheme is sent by post to Target, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Target's registered office (marked to the attention of the Target Option Plan secretary).

7.5 Further Assurances

Target will do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the Option Scheme and the transactions contemplated by it.

7.6 Costs

Target will pay the costs of the Option Scheme.

7.7 Proper Law

The proper law of the Option Scheme is the law of Victoria.

Schedule 1

Target Options

Number of Options	Issue Date	Expiry Date	Exercise Price	Option Scheme Consideration per Option	Total Option Scheme Consideration Payable
250,000	14-Nov-01	14-Nov-06	$0.73	$0.1063	$26,565
500,000	30-Nov-01	30-Nov-06	$1.28	$0.0100	$5,000
500,000	30-Nov-01	30-Nov-06	$2.02	$0.0100	$5,000
650,000	13-Dec-01	13-Dec-06	$0.88	$0.0100	$6,500
50,000	23-Jan-03	23-Jan-08	$0.34	$0.5196	$25,980
200,000	16-Oct-04	16-Oct-07	$0.84	$0.0592	$11,839
349,650	31-Mar-04	31-Mar-09	$0.84	$0.1168	$40,843
550,000	21-Feb-05	30-Jun-09	$0.84	$0.1297	$71,338
400,000	19-Jan-05	19-Jan-10	$0.84	$0.1513	$60,523
1,000,000	08-Aug-05	30-Jun-10	$0.62	$0.3363	$336,274
200,000	07-Nov-05	30-Jun-11	$0.62	$0.3645	$72,896
200,000	07-Nov-05	30-Jun-12	$0.62	$0.3911	$78,228
200,000	07-Nov-05	30-Jun-13	$0.62	$0.4162	$83,240
200,000	24-Feb-06	30-Jun-10	$0.62	$0.3363	$67,260
5,249,650					**$891,486**



Section 15 – Merger Implementation Deed and Deed Poll



Section 15 – Merger Implementation Deed and Deed Poll

Merger Implementation Deed

CLS Limited
Zenyth Therapeutics Limited

Contents

Date: 17 July 2006

Parties

1. **CSL Limited** (ABN 99 051 588 348) of 45 Poplar Road, Parkville, Victoria (**CSL**);
2. **Zenyth Therapeutics Limited** (ABN 37 006 614 375) of 576 Swan Street, Richmond, Victoria (**Target**).

Recitals

A CSL and Target have agreed to combine by means of a scheme of arrangement under Part 5.1 of the Corporations Act involving Target and its shareholders, pursuant to which CSL Acquirer will acquire all of the ordinary shares in Target.

B CSL and Target have agreed in good faith to implement the Schemes upon and subject to the terms and conditions of this Deed.

C CSL and Target have agreed certain other matters in connection with the Transaction as set out in this Deed.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

The following definitions apply unless the context requires otherwise.

Advisers means, in relation to an entity, its legal, financial and other expert advisers (not including the Independent Expert).

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the official listing rules of ASX.

Avexa Share means a fully paid ordinary share in the capital of Avexa Limited (ABN 53 108 150 750).

Business Day has the meaning given in the ASX Listing Rules.

Category 1 Listed Material Contract means the agreement referred to in Category 1 of Schedule 2.

Category 2 Proposal means any offer made in writing to Target by any counterparty to either of the Listed Material Contracts set out in Category 2 of Schedule 2 to vary the terms of either of those contracts.

Claim means, in relation to a person, a demand, claim, action or proceeding made or brought by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Conditions means the conditions set out in clause 3.1.

Confidentiality Agreement means the agreement dated 30 January 2006 and made between CSL and Target.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act determined by Target.

CSL Acquirer means one or more Related Entities of CSL nominated by CSL prior to the First Court Date for the purpose of acquiring the Scheme Shares.

CSL Confidential Information means any commercial or technical information of CSL or any Related Entity of CSL disclosed or supplied by or on behalf of any such entity to Target or any of its Representatives, whether orally or visually or in documentary or electronic form and including the notes, records or copies made by Target or any of its Representatives of such information, but excluding information which is in the public domain (other than as a result of a breach of this Deed by Target).

CSL Information means such information regarding CSL and its Related Entities provided by or on behalf of CSL to Target or the Independent Expert to enable the Explanatory Booklet to be prepared and completed.

Deed Poll means the deed poll referred to in clause 6.2(g).

Due Diligence Investigations means the due diligence investigations carried out by CSL and its Representatives prior to the date of this Deed for the purposes of considering and evaluating the Transaction.

Effective means, when used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made for the purposes of section 411(4)(b) in relation to the Scheme.

Effective Date means, when used in relation to a Scheme, the date on which the order of the Court made for the purposes of section 411(4)(b) of the Corporations Act in relation to the Scheme comes into effect pursuant to section 411(10) of the Corporations Act.

Section 15 – Merger Implementation Deed and Deed Poll continued

Excluded Share means any Target Share held by any person on behalf of or for the benefit of CSL or any of its Related Entities.

Explanatory Booklet means the information memorandum to be prepared by Target and dispatched to Target Shareholders and Target Optionholders in respect of the Transaction.

General Meeting means a general meeting of Target Shareholders to consider and, if thought fit, pass the Special Distribution Resolution.

Implementation means implementation of a Scheme (if it becomes Effective) and the Special Distribution.

Implementation Date means, in relation to the Transaction, the third Business Day after the Record Date for the Share Scheme or such other date as CSL and Target agree in writing.

Independent Expert means the firm engaged by Target to prepare the independent expert's report in relation to the Transaction for inclusion in the Explanatory Booklet.

Listed Material Contract means any contract, arrangement or understanding referred to in Schedule 2.

Material Contract means:

(a) the contracts listed in Schedule 3; and

(b) any contract, arrangement or understanding to which Target or any Related Entity of Target is a party that requires or otherwise may reasonably be expected to result in expenditure by Target (either alone or together with any Related Entity of Target) of $200,000 or more in any year,

and includes, without limitation, the Listed Material Contracts.

Officer means, in relation to an entity, its directors, officers and employees.

Option Scheme means the proposed scheme of arrangement between Target and Optionholders, as described in clause 5.1, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Option Scheme Consideration means the consideration to be provided to the Optionholders for cancellation of each Scheme Option under the terms of the Option Scheme and as set out in Schedule 5.

Optionholders means the holders of Target Options.

Patents means the patents listed in Schedule 4.

PS 60 means Policy Statement 60 issued by ASIC on 4 August 1999.

PS 142 means Policy Statement 142 issued by ASIC on 4 August 1999.

Record Date means, in relation to the Option Scheme, 5.00pm on the third Business Day after the Effective Date for the Option Scheme, and in relation to the Share Scheme and the Special Distribution, 5.00pm on the fifth Business Day after the Effective Date for the Share Scheme or (in each case) such other time or date as CSL and Target agree in writing.

Regulatory Authority means a government or a governmental, semi-governmental or judicial entity or authority or any Minister, department, office or delegate of any government. It includes a self-regulatory organisation established under statute or a stock exchange, ASIC, ASX and the Treasurer of the Commonwealth of Australia.

Related Entity means, in relation to a party, any entity which is related to that party within the meaning of section 50 of the Corporations Act.

Representative means, in relation to an entity:

(a) each of the entity's Related Entities; and

(b) each of the Officers and Advisers of the entity or of any of its Related Entities.

Scheme Meetings means the meetings to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Schemes.

Scheme Optionholder means each person who is registered in the register of optionholders of Target as a holder of Scheme Options as at the Record Date for the Option Scheme.

Scheme Options means the Options on issue as at the Record Date.

Scheme Quit Date means four months after the date of this Deed or such later date as CSL and Target agree in writing.

Scheme Shareholder means each person registered in the Target Share Register as the holder of Scheme Shares as at the Record Date.

Scheme Shares means all of the Target Shares on issue at the Record Date other than the Excluded Shares (if any).

Schemes means the Share Scheme and the Option Scheme.

Second Court Date means the first day on which an application made to the Court for an order approving a Scheme pursuant to section 411(4)(b) of the Corporations Act is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share Scheme means the proposed scheme of arrangement between Target and Target Shareholders, as described in clause 4, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Share Scheme Consideration means the consideration to be provided to Scheme Shareholders under the terms of the Share Scheme, as described in clause 4.2.

Special Distribution means the proposed distribution to be made by Target to Scheme Shareholders of all of the Avexa Shares held by Target as at the Implementation Date, generally in accordance with clause 4.3 and as more specifically provided for in the Share Scheme.

Special Distribution Resolution means a general resolution substantially in the form of Schedule 6 to approve the Special Distribution.

Target Board means the board of directors of Target.

Target Confidential Information means any commercial or technical information of Target or any Related Entity of Target disclosed or supplied by or on behalf of any such entity to CSL or any of its Representatives, whether orally or visually or in documentary or electronic form and including the notes, records or copies made by CSL or any of its Representatives of such information and any information provided to CSL pursuant to clause 8.2, but excluding information which is in the public domain (other than as a result of a breach of this Deed by CSL).

Target Group means Target and its Related Entities.

Target Information means all information contained in the Explanatory Booklet but does not include the CSL Information and the independent expert's report prepared by the Independent Expert and included in or accompanying the Explanatory Booklet.

Target Material Adverse Change means:

(a) a matter, event or circumstance which occurs, is announced or becomes known to CSL (whether or not it becomes public) where that matter, event or circumstance either individually or when aggregated with all other matters, events or circumstances has diminished or is reasonably likely to diminish the net assets of the Target Group by $2.5 million or more;

(b) the initiation of any Claim for the purpose of revoking any of the Patents or of otherwise substantially depriving Target or any of its Related Entities of the commercial benefit of any of the Patents, provided that:

  (i) the Claim is not initiated or instigated by or on behalf of CSL or any of its Representatives;

  (ii) the Claim is not frivolous or vexatious; and

  (iii) Target receives legal advice from a Queens Counsel or Senior Counsel acceptable to CSL acting reasonably within 15 Business Days of Target being served with notice of the relevant Claim that the Claim has a reasonable prospect of success, but nothing in this sub-paragraph (iii) requires Target to seek that legal advice and if Target elects not to do so, this sub-paragraph (iii) will be satisfied; or

(c) the termination or amendment of any of the Listed Material Contracts in a manner that has or would have a material adverse effect on the business, assets, liabilities, financial or trading position or prospects of the Target Group taken as a whole,

but excludes:

(d) any matter, event or circumstance resulting from the adoption by Target of International Financial Reporting Standards;

(e) any matter, event or circumstance required to be done or procured by Target pursuant to this Deed, the Schemes or the Special Distribution;

(f) any matter, event or circumstance which is known to CSL prior to the date of this Deed (which does not include knowledge of the risk of a matter, event or circumstance happening);

(g) any matter, event or circumstance that was fully and fairly disclosed to CSL or its Representatives from:

  (i) documents made available to them by Target in the course of their Due Diligence Investigations; or

  (ii) responses provided to them in interviews with Target's senior management or with the management of Target's project partners, such interviews forming part of the Due Diligence Investigations;

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(h) any matter, event or circumstance that was apparent or reasonably ascertainable by CSL or its Representatives from:

(i) announcements made by Target to ASX prior to the date of this Deed; or

(ii) information that was otherwise disclosed in public filings with Regulatory Authorities in Australia by Target or any of its Related Entities prior to the date of this Deed;

(i) the diminution of value of Target's investment in Avexa due to fluctuations in the share price of Avexa Shares trading on ASX; or

(j) any expenditure duly and properly incurred by Target in accordance with its research and development budget for the financial year 2006/2007 as disclosed to CSL in writing prior to the date of this Deed.

Target Material Corporate Transaction means, other than with the express written consent of CSL, as required or contemplated by the Schemes or the Special Distribution, or as expressly excluded in this Deed:

(a) Target or any Related Entity of Target making or declaring any distribution whether by way of dividend or capital reduction or otherwise and whether in cash or in specie;

(b) except for any proposed transaction publicly announced by Target before the date of this Deed or otherwise disclosed to CSL or any of its Representatives prior to the execution of this Deed, after the date of this Deed:

(i) Target or any Related Entity of Target acquiring, offering to acquire or agreeing to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $200,000, or making an announcement in relation to such an acquisition, offer or agreement;

(ii) Target or any Related Entity of Target leasing, sub-leasing or disposing of, offering to lease or sub-lease or dispose of or agreeing to lease, sub-lease or dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Target's statement of financial position as at 30 June 2005) is, in aggregate greater than $200,000, or, in the case of a lease or sub-lease to another person, for a period exceeding 12 months, or making an announcement in relation to such a lease, sub-lease, disposition, offer or agreement;

(iii) Target or any Related Entity of Target entering into, or offering to enter into or agreeing to enter into, any agreement, lease or sub-lease, joint venture or partnership involving a commitment of greater than 12 months or which would require expenditure, or the foregoing of revenue, by the Target Group of an amount which is, in aggregate, more than $200,000 per annum or which would bring the aggregate new capital expenditure commitments of the Target Group since the date of this Deed to more than $200,000 or making an announcement in relation to such an entry, offer or agreement; or

(iv) Target or any Related Entity of Target making any loans, advances or capital contributions to, or investments in, any other person, other than to or in Target or any wholly-owned Related Entity of Target; or

(v) Target or any Related Entity of Target incurring any indebtedness or issuing any indebtedness or debt securities greater than $200,000, other than advances under existing facilities in existence as at the date of this Deed or other than in the ordinary and usual course of business,

or the business of the Target Group not otherwise being carried on in the ordinary and usual course of business;

(c) Target or any Related Entity of Target:

(i) changing the terms of any Listed Material Contract;

(ii) paying, discharging or satisfying any claims, liabilities or obligations under any Listed Material Contract other than any payment, discharge or satisfaction, in accordance with the terms of the contract; or

(iii) waiving any claims or rights under or waiving the benefit of any provisions of any Listed Material Contract; or

(iv) other than in the usual and ordinary course of business:

(A) changing the terms of any Material Contract (other than a Listed Material Contract);

(B) paying, discharging or satisfying any claims, liabilities or obligations under any Material Contract (other than a Listed Material Contract) other than any payment, discharge or satisfaction, in accordance with the terms of the contract; or

(C) waiving any material claims or material rights under or waiving the benefit of any material provisions of any Material Contract (other than a Listed Material Contract),

where the consequences of such action are material to Target or the relevant Related Entity of Target;

(d) Target or any Related Entity of Target disposing of shares in a Related Entity of Target;

(e) the constitution of Target or a Related Entity of Target being amended; or

(f) the trustee of any trust in which Target or any Related Entity of Target has an interest of more than 50% (other than any security trust arrangement of which Target or any Related Entity of Target is an actual or potential beneficiary) undertaking an action in respect of that trust if the corresponding action, in the case of Target and its Related Entities, would constitute a Target Material Corporate Transaction.

For the avoidance of doubt, Target Material Corporate Transaction does not include the issue of Target Options where the issue and terms of the Target Options were approved by Target Board, and notified in writing to CSL, prior to the date of this Deed.

Target Option Plan means Target's Key Employee Share Option Plan.

Target Options means the options over unissued Target Shares granted in accordance with the terms and conditions of the Target Option Plan or otherwise granted by Target to Target executive directors and Target former executive directors in accordance with option incentive plans approved by Target Shareholders in general meeting.

Target Prescribed Occurrence means, other than:

(a) as required or contemplated by this Deed;

(b) as required or contemplated by the Schemes or the Special Distribution; or

(c) with the express written consent of CSL,

the occurrence of any of the following:

(d) Target or any Related Entity of Target converting all or any of its shares into a larger or smaller number of shares;

(e) Target or any Related Entity of Target resolving to reduce its share capital in any way;

(f) Target or any Related Entity of Target:

  (i) entering into a buy-back agreement; or

  (ii) resolving to approve the terms of a buy-back agreement under the Corporations Act;

(g) Target or any Related Entity of Target making an allotment or issue of, or granting an option to subscribe for, any shares or securities convertible into shares, or agreeing to make such an allotment or issue or to grant such an option, other than:

  (i) any new Target Shares issued pursuant to the exercise (in accordance with their terms) of Target Options prior to the date of this Deed; or

  (ii) any Target Options issued prior to the Effective Date, the issue and terms of which were approved by Target Board, and notified in writing to CSL, prior to the date of this Deed;

(h) Target or any Related Entity of Target issuing, or agreeing to issue, convertible notes, other debentures or unsecured notes;

(i) Target or any Related Entity of Target disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(j) Target or any Related Entity of Target creating, or agreeing to create, any mortgage, charge, lien or other encumbrance or other third party interests over the whole, or a substantial part, of its business or property;

(k) Target or any Related Entity of Target resolving that it be wound up;

(l) a liquidator, provisional liquidator or administrator of Target or of any Related Entity of Target being appointed;

(m) the making of an order by a court for the winding up of Target or of any Related Entity of Target;

(n) Target or any Related Entity of Target executing a deed of company arrangement;

(o) a receiver, or a receiver and manager, in relation to the whole, or a part, of the property of Target or of any Related Entity of Target being appointed; or

(p) the trustee of any trust in which Target or any Related Entity of Target has an interest of more than 50% (other than any security trust arrangement of which Target or any Related Entity of Target is an actual or potential beneficiary) undertaking an action in respect of that trust if the corresponding action, in the case of Target and its Related Entities, would constitute a Target Prescribed Occurrence.

Target Share means a fully paid ordinary share in the capital of Target.

Target Share Register means the register of members of Target maintained in accordance with the Corporations Act.

Target Shareholder means each person registered in the Target Share Register as the holder of Target Shares.

Third Party Proposal means:

(a) any expression of interest, proposal or offer by any person (other than CSL or any of its Related Entities) made in writing to Target to evaluate or enter into any transaction which is

similar to the Transaction (whether a scheme of arrangement, a takeover bid or otherwise) or under which other than as required or contemplated by the Schemes:

(i) that person (together with its associates) may acquire a relevant interest in all or a substantial part of the Target Shares or the issued shares of any Related Entity of Target;

(ii) that person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure, strategic alliance or otherwise), any interest in all or a substantial part of the business or assets of the Target or the Target Group; or

(iii) that person may otherwise acquire control of or merge or amalgamate with Target or any Related Entity of Target; or

(b) a Category 2 Proposal.

Timetable means the timetable set out in Schedule 1, or such other timetable as may be agreed in writing by the parties.

Transaction means the proposed acquisition by CSL Acquirer in accordance with the terms of this Deed of all of the Target Shares through the implementation of the Share Scheme, the proposed cancellation of the Scheme Options through the implementation of the Option Scheme and the proposed distribution in specie of the Avexa Shares through the implementation of the Special Distribution.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) A gender includes all genders.

(c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a clause, schedule or annexure is a reference to a clause of, or schedule or annexure to, this Deed.

(f) A reference to an agreement or document (including a reference to this Deed) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Deed or that other agreement or document.

(g) A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns.

(h) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i) A reference to $ is to the lawful currency of Australia.

(j) Words and phrases not specifically defined in this Deed have the same meanings (if any) given to them in the Corporations Act.

(k) A reference to time is a reference to time in Melbourne, Australia.

(l) If the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

(m) The meaning of general words is not limited by specific examples introduced by **including**, or **for example**, or similar expressions.

(n) A reference to a party using its **reasonable endeavours** does not include a reference to that party paying money (except immaterial amounts payable to Advisers and similar expenses) or providing other valuable consideration to or for the benefit of any person (and an obligation on a party to use its reasonable endeavours does not oblige that party to pay money (except immaterial amounts payable to Advisers and similar expenses) or provide other valuable consideration to or for the benefit of any person).

2. Implementation of the Schemes

Target agrees to propose, and the parties agree to implement, the Schemes upon and subject to the terms and conditions of this Deed.

3. Conditions

3.1 Conditions

Subject to this clause 3, certain obligations of the parties under this Deed relating to the Schemes are subject to the conditions in this clause 3.1 having been satisfied or waived in accordance with clause 3.2, to the extent and in the manner set out in that clause.

(a) **(No prohibitions)** No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or the Takeovers Panel or other legal restraint or prohibition is in effect at 8.00am on the Second Court Date which prevents the consummation of any aspect of the Schemes.

(b) **(No Target Material Corporate Transaction)** Between the date of this Deed and 8.00am on the Second Court Date, no Target Material Corporate Transaction occurs.

(c) **(No Target Prescribed Occurrence)** Between the date of this Deed and 8.00am on the Second Court Date, no Target Prescribed Occurrence occurs.

(d) **(No Target Material Adverse Change)** Between the date of this Deed and 8.00am on the Second Court Date, no Target Material Adverse Change occurs.

(e) **(Target representations and warranties)** The representations and warranties of Target set out in clause 7.1 of this Deed that are qualified as to materiality are true and correct, and the representations and warranties of Target set out in this Deed that are not so qualified are true and correct in all material respects, in each case as at the date of this Deed and as at 8.00am on the Second Court Date as though made on and as of that time, except to the extent that any such representation or warranty expressly relates to an earlier date (in which case as of such date).

(f) **(CSL representations and warranties)** The representations and warranties of CSL set out in clause 7.2 of this Deed that are qualified as to materiality are true and correct, and the representations and warranties of CSL set out in this Deed that are not so qualified are true and correct in all material respects, in each case as at the date of this Deed and as at 8.00am on the Second Court Date as though made on and as of that time, except to the extent that any such representation or warranty expressly relates to an earlier date (in which case as of such date).

(g) **(Category 1 Listed Material Contract)** Before 8.00am on the Second Court Date, consent being obtained from the counterparties to the novation or assignment of the benefit and the burden of the Category 1 Listed Material Contract, to CSL or a Related Entity of CSL nominated by CSL.

(h) **(Shareholder approval of Share Scheme)** the Share Scheme is approved at the Scheme Meeting by Target Shareholders by the majorities required under section 411(4)(a)(ii) of the Corporations Act.

(i) **(Court approval of Share Scheme)** the Share Scheme is approved by the Court in accordance with section 411(4)(b) of the Corporations Act.

(j) **(Independent Expert)** the Independent Expert giving a report to Target that in its opinion the Share Scheme and the Special Distribution are in the best interests of Target Shareholders and the Independent Expert maintaining that opinion up to 8.00am on the Second Court Date.

3.2 Benefit and Waiver of Conditions

(a) Target and CSL together have the benefit of the Conditions in clauses 3.1(a), 3.1(h), 3.1(i) and 3.1(j) and any breach or non-fulfilment of those Conditions can only be waived with the consent of both parties.

(b) CSL alone has the benefit of the Conditions in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(e) and 3.1(g) and any breach or non-fulfilment of those Conditions may be relied upon only by CSL which may at any time and from time to time waive the breach or non-fulfilment.

(c) Target alone has the benefit of the Condition in clause 3.1(f), and any breach or non-fulfilment of that Condition may be relied upon only by Target which may at any time and from time to time waive the breach or non-fulfilment.

(d) A party entitled to waive a Condition under this clause 3.2 may do so in its absolute discretion.

(e) If a waiver by a party of a Condition is itself conditional and the other party accepts the condition, the terms of that condition apply accordingly. If the other party does not accept a conditional waiver of the Condition, the Condition has not been waived.

(f) If a party waives the breach or non-fulfilment of any of the Conditions, that waiver will not preclude it from suing the other party for any breach of this Deed, including a breach that resulted in the non-fulfilment of the Condition that was waived.

(g) Unless specified in the waiver, a waiver of the breach or non-fulfilment of any Condition will not constitute:

  (i) a waiver of breach or non-fulfilment of any other Condition resulting from events or circumstances giving rise to the breach or non-fulfilment of the first Condition; or

  (ii) a waiver of breach or non-fulfilment of that Condition resulting from any other event or circumstance.

3.3 Reasonable Endeavours

Each of Target and CSL must use its reasonable endeavours to procure that:

(a) each of the Conditions is satisfied as soon as practicable after the date of this Deed, or continues to be satisfied at all times until the last time it is to be satisfied (as the case may require), with a view to the Effective Date for the Schemes occurring on or before the Scheme Quit Date; and

(b) there is no event or circumstance that would prevent the Conditions being satisfied.

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3.4 Pre-implementation Steps

Without limiting the generality of clause 3.3:

(a) (Target Material Corporate Transaction) Target must ensure that no Target Material Corporate Transaction occurs between the date of this Deed and 8.00am on the Second Court Date; and

(b) (Target Prescribed Occurrence) Target must ensure that no Target Prescribed Occurrence occurs between the date of this Deed and 8.00am on the Second Court Date.

3.5 Notification of Certain Events

Each party must:

(a) keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions;

(b) promptly notify the other if it becomes aware that any Condition has been satisfied;

(c) promptly notify the other if it becomes aware that any Condition has failed to be satisfied or has become incapable of being satisfied or is not reasonably capable of being satisfied (having regard to the obligations of the parties under clause 3.3; and

(d) after having given or received a notice in accordance with clause 3.5(c) in relation to a Condition that it is entitled under clause 3.2 to waive, give notice to the other party as soon as possible (and in any event no later than five Business Days or such shorter time to ensure that notice is given before 5.00pm on the day before the Second Court Date) as to whether or not it waives the breach or non-fulfilment of the relevant Condition, specifying that Condition.

3.6 Termination for Non-satisfaction of Conditions

Subject to clause 11.3 and without limiting the parties' termination rights under clause 11:

(a) CSL may terminate this Deed by giving notice to Target if any of the Conditions in clauses 3.1(b), 3.1(c), 3.1(d), 3.1(e) and 3.1(g) has failed to be satisfied, has become incapable of being satisfied or is not reasonably capable of being satisfied (having regard to the obligations of the parties under clause 3.3) and to the extent that such Condition may be waived by CSL, has not previously been waived by CSL;

(b) Target may terminate this Deed by giving notice to CSL if the Condition in clause 3.1(f) has failed to be satisfied, has become incapable of being satisfied or is not reasonably capable of being satisfied (having regard to the obligations of the parties under clause 3.3), and to the extent that such Condition may be waived by Target, has not previously been waived by Target; and

(c) either party may terminate this Deed by giving the other notice if any of the Conditions in clauses 3.1(a), 3.1(h), 3.1(i) and 3.1(j) has failed to be satisfied, has become incapable of being satisfied or is not reasonably capable of being satisfied (having regard to the obligations of the parties under clause 3.3 and has not previously been waived by the parties.

4. The Share Scheme

4.1 Overview

Target must propose a scheme of arrangement under Part 5.1 of the Corporations Act between it and the Target Shareholders substantially in the form set out in annexure A or such other form as the parties agree in writing, under which, subject to the Share Scheme becoming Effective, all of the Scheme Shares will be transferred to CSL Acquirer and the Scheme Shareholders will be entitled to receive, for each Scheme Share held at the Record Date, the Scheme Consideration and the Special Distribution (subject to approval by Target Shareholders of the Special Distribution Resolution).

4.2 Share Scheme Consideration

CSL covenants in favour of Target, in consideration for the transfer to CSL Acquirer of the Scheme Shares held by each Scheme Shareholder under the terms of the Share Scheme, to provide or to procure that CSL Acquirer provides to each Scheme Shareholder the Scheme Consideration being a cash amount per Scheme Share of $0.82.

4.3 Special Distribution

Target agrees and CSL acknowledges that the Share Scheme will be proposed on the basis that:

(a) Target will convene the General Meeting so that it is held as soon as practicable after the conclusion or adjournment of the Scheme Meeting;

(b) if the Special Distribution Resolution is duly passed at the General Meeting and if the Share Scheme becomes Effective:

  (i) the record date for the Special Distribution will be the same date as the Record Date for the Share Scheme; and

  (ii) the Special Distribution will be provided to Scheme Shareholders in accordance with the Share Scheme; and

(c) for the avoidance of doubt, if the Special Distribution Resolution is not duly passed at the General Meeting, the Share Scheme will proceed (if it becomes Effective).

5. The Option Scheme

5.1 Overview

Target must propose a scheme of arrangement under Part 5.1 of the Corporations Act between it and the Scheme Optionholders substantially in the form set out in annexure C or such other form as the parties agree in writing, under which, subject to the Option Scheme becoming Effective, all of the Options will be cancelled and the Optionholders will be entitled to receive, for each Scheme Option held at the Record Date, the Option Scheme Consideration.

5.2 Option Scheme Consideration

Target covenants in favour of CSL, in consideration for the cancellation of a Scheme Option held by a Scheme Optionholder under the terms of the Option Scheme, to provide to each Scheme Optionholder the Option Scheme Consideration.

5.3 Conditions

The Option Scheme is subject to and conditional upon:

(a) the Share Scheme becoming Effective; and

(b) the grant of an ASX waiver from any requirement to obtain approval of Target Shareholders under ASX Listing Rule 6.23 for the cancellation of the Options, or failing grant of the waiver, approval by Target Shareholders in general meeting of the cancellation of the Options.

5.4 Share Scheme and Special Distribution not Conditional on Option Scheme

For the avoidance of doubt, if the Option Scheme does not become Effective:

(a) the Share Scheme will proceed if it becomes Effective; and

(b) the Special Distribution will proceed if Target Shareholders approve the Special Distribution Resolution.

6. Steps for Implementation

6.1 Target's Obligations for the Transaction

Target must use reasonable endeavours to execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Transaction (including taking reasonable measures aimed at encouraging a high level of participation by Target Shareholders and Optionholders at the Scheme Meetings and the General Meeting and ensuring a full awareness of the Target Board's recommendations in respect of those meetings) substantially in accordance with the Timetable, and in particular Target must:

(a) **(prepare Explanatory Booklet)** as soon as practicable after the date of this Deed, prepare the Explanatory Booklet in compliance with all applicable laws, and in particular the Corporations Act, PS 60, PS 142 and the ASX Listing Rules (and including a summary of the process by which Target Shareholders and Optionholders may object to the Schemes at the Court hearing on the Second Court Date). Without limiting the generality of the foregoing, the Explanatory Booklet will comprise:

  (i) the terms of the Schemes;

  (ii) a notice of the Scheme Meetings, a notice of General Meeting and any other notice of meeting in respect of any other resolution that is necessary, expedient or incidental to give effect to the Share Scheme, the Option Scheme and the Special Distribution, together with a proxy form for the Scheme Meetings, the General Meeting and for any ancillary meeting;

  (iii) an explanatory statement in relation to the Schemes issued pursuant to section 412 of the Corporations Act and registered with ASIC;

  (iv) an explanatory statement in relation to the Special Distribution issued pursuant to section 256C(4) of the Corporations Act (which explanatory statement may be subsumed within the explanatory statement for the Schemes);

  (v) for the purpose of the explanatory statements referred to in sub-paragraphs (iii) and (iv), the CSL Information;

  (vi) a copy of the report of the Independent Expert stating whether, in the opinion of the Independent Expert, the Share Scheme and the Special Distribution are in the best interests of Target Shareholders;

  (vii) a copy of this Deed (without schedules or annexures) or a summary of this Deed; and

  (viii) a copy of the executed Deed Poll;

(b) **(provide drafts to CSL)** make available to CSL drafts of the Explanatory Booklet (excluding drafts of the Independent Expert's report), consult with CSL in relation to the content of those drafts (other than the CSL Information), and consider in good faith, for the purpose of amending those drafts, comments from CSL and its Representatives on those drafts;

(c) **(Independent Expert)** promptly appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the independent expert's report for inclusion in the Explanatory Booklet;

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(d) **(approval of draft for ASIC)** as soon as practicable after the preparation of an advanced draft of the Explanatory Booklet suitable for review by ASIC, procure that a meeting of the Target Board, or of a committee of the Target Board appointed for the purpose, is convened to consider approving that draft as being in a form appropriate for provision to ASIC for review;

(e) **(liaison with ASIC)** as soon as practicable after the date of this Deed, provide an advanced draft of the Explanatory Booklet, in a form approved in accordance with clauses 6.1(d) and 6.2(d), to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and:

(i) liaise with ASIC during the period of its consideration of that draft of the Explanatory Booklet; and

(ii) keep CSL informed of any matters raised by ASIC in relation to the Explanatory Booklet, and use all reasonable endeavours in cooperation with CSL to resolve any such matters;

(f) **(approval of Explanatory Booklet)** as soon as practicable after the conclusion of the review by ASIC of the Explanatory Booklet, procure that a meeting of the Target Board, or of a committee of the Target Board appointed for the purpose, is convened to consider approving the Explanatory Booklet for dispatch to the Target Shareholders, subject to approval of the Court;

(g) **(section 411(17)(b) statements)** apply to ASIC for the production of statements in writing pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

(h) **(Scheme Meetings)** promptly after, and provided that, the approvals in clauses 6.1(f) and 6.2(e) have been received:

(i) apply to the Court for orders under section 411(1) of the Corporations Act directing Target to convene the Scheme Meetings; and

(ii) take all reasonable steps necessary to comply with the orders of the Court including, as required, dispatching the Explanatory Booklet to the Target Shareholders and convening and holding the Scheme Meetings;

(i) **(General Meeting)** take all reasonable steps necessary to convene the General Meeting, in accordance with Target's constitution and the Corporations Act, so that the General Meeting is held as soon as practicable after the conclusion or adjournment of the Scheme Meetings;

(j) **(Court documents)** consult with CSL in relation to the content of the documents required for the purpose of each of the Court hearings held for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Schemes (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, comments from CSL and its Representatives on those documents;

(k) **(registration of explanatory statement)** request ASIC to register the explanatory statement included in the Explanatory Booklet in relation to the Schemes in accordance with section 412(6) of the Corporations Act;

(l) **(approval and implementation of the Share Scheme)** if the resolution submitted to the Scheme Meeting in relation to the Share Scheme is passed by the necessary majorities, apply (and, to the extent necessary, re-apply) to the Court for orders approving the Share Scheme substantially in accordance with the Timetable, and if that approval is obtained:

(i) promptly lodge with ASIC an office copy of the orders approving the Share Scheme in accordance with section 411(10) of the Corporations Act;

(ii) close the Target Share Register as at the Record Date and determine entitlements to the Share Scheme Consideration in accordance with the Share Scheme;

(iii) execute proper instruments of transfer of and effect and register the transfer of the Scheme Shares in accordance with the Share Scheme; and

(iv) do all other things contemplated by or necessary to give effect to the Share Scheme and the orders of the Court approving the Share Scheme;

(m) **(approval and implementation of Special Distribution)** if the resolution submitted to the General Meeting in relation to the Special Distribution is passed by the necessary majority, do all other things contemplated by or necessary to give effect to the Special Distribution including:

(i) close the Target Share Register as at the Record Date and determine entitlements to the Special Distribution in accordance with the Share Scheme;

(ii) execute proper instruments of transfer of and effect and register the transfer of the Avexa Shares to Scheme Shareholders in accordance with the Share Scheme;

(iii) procure that Avexa issue holding statements to Scheme Shareholders in relation to their entitlement to Avexa Shares; and

(iv) lodge with ASX, ASIC and Avexa all notices required under the Corporations Act in relation to the Special Distribution.

(n) **(approval and implementation of Option Scheme)** if the resolution submitted to the Scheme Meeting in relation to the Option Scheme is passed by the necessary majorities, apply (and, to the extent necessary, re-apply) to the Court for orders approving the Option Scheme substantially in accordance with the Timetable, and if that approval is obtained:

   (i) promptly lodge with ASIC an office copy of the orders approving the Option Scheme in accordance with section 411(10) of the Corporations Act;

   (ii) close the register of Scheme Optionholders as at the Record Date and determine entitlements to the Option Scheme Consideration in accordance with the Option Scheme;

   (iii) effect the cancellation of the Scheme Options in accordance with the Option Scheme; and

   (iv) do all other things contemplated by or necessary to give effect to the Option Scheme and the orders of the Court approving the Option Scheme;

(o) **(conduct of business)** during the period from the date of this Deed to the Implementation Date, conduct (and cause each of its Related Entities to conduct) its respective business and operations in the ordinary and usual course substantially consistent (subject to any applicable laws, regulations and licence conditions) with the manner in which each such business and operations have been conducted in the period 12 months prior to the date of this Deed (including the renewal of insurance policies as and when they fall due) and in compliance in all material respects with all applicable laws, regulations and licence conditions and, to the extent consistent with that obligation, use reasonable efforts to:

   (i) preserve intact its current business organisation;

   (ii) keep available the services of its current Officers; and

   (iii) preserve its relationship with Regulatory Authorities, customers, suppliers, licensors, licensees and others having material business dealings with it;

(p) **(consultation)** during the period from the date of this Deed to the Implementation Date, consult with CSL in relation to the conduct of material aspects of its and its Related Entities' businesses and operations and consider in good faith CSL's views in relation to the same;

(q) **(ASX listing)** use its reasonable endeavours to ensure that the Target Shares continue to be quoted (even if suspended from trading) on the financial market conducted by ASX until the close of business on the Implementation Date;

(r) **(representation)** allow, and not oppose, any application by CSL for leave of the Court to be represented, or the separate representation of CSL by counsel, at the Court hearings held for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Schemes; and

(s) **(compliance with laws)** use its reasonable endeavours to do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction.

(t) **(Target Options)** take such actions as shall be deemed necessary to ensure that during the period from the date of this Deed to the Effective Date no new shares or options are allotted, issued or granted or agreed to be allotted, issued or granted under the Target Option Plan or otherwise, except new Target Shares issued pursuant to the exercise (in accordance with their terms) of Target Options:

   (i) issued prior to the date of this Deed; or

   (ii) the issue and terms of which were approved by Target Board, and notified in writing to CSL, prior to the date of this Deed;

(u) **(ASX waiver/Target Shareholder approval)** use all reasonable endeavours to procure that ASX grants a waiver of any requirement under ASX Listing Rule 6.23 to obtain the approval of Target Shareholders for the cancellation of all of the Options pursuant to the Option Scheme, or failing the grant of the waiver, put forward at the General Meeting, a resolution (in a form acceptable to the parties) approving the cancellation of the Options under the Option Scheme.

6.2 CSL's Obligations for the Schemes

CSL must use reasonable endeavours to execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Schemes substantially in accordance with the Timetable, and in particular CSL must:

(a) **(CSL Information)** promptly prepare and provide to Target the CSL Information for inclusion in the Explanatory Booklet in compliance with all applicable laws relevant to that information, make available to Target drafts of that CSL Information, consult with Target in relation to the content of those drafts and consider in good faith, for the purpose of amending those drafts, comments from Target and its Representatives on that information;

(b) **(Independent Expert)** promptly provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the independent expert's report for inclusion in the Explanatory Booklet;

Section 15 – Merger Implementation Deed and Deed Poll continued

(c) **(review of Explanatory Booklet)** as soon as practicable after delivery, review the drafts of the Explanatory Booklet prepared by Target and provide comments on those drafts in good faith;

(d) **(approval of draft for ASIC)** as soon as practicable after the preparation of an advanced draft of the Explanatory Booklet suitable for review by ASIC, procure that a meeting of the appropriate decision-making organ of CSL is convened to consider approving those sections of that draft that relate to CSL and its Related Entities as being in a form appropriate for provision to ASIC for review;

(e) **(approval of Explanatory Booklet)** as soon as practicable after the conclusion of the review by ASIC of the Explanatory Booklet, procure that a meeting of the appropriate decision-making organ of CSL is convened to consider approving those sections of the Explanatory Booklet that relate to CSL and its Related Entities as being in a form appropriate for dispatch to the Target Shareholders, subject to approval of the Court;

(f) **(representation)** if requested by Target, procure that CSL is represented by counsel at the Court hearings held for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Schemes, at which, through its counsel, CSL will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its and CSL Acquirer's obligations under the Schemes, and, to the extent that leave of the Court is required for CSL to be represented at those Court hearings, apply for that leave;

(g) **(Deed Poll)** prior to the despatch of the Explanatory Booklet, execute (and procure that CSL Acquirer executes) a deed poll substantially in the form of annexure C or in such other form agreed by the parties in writing under which each of CSL and CSL Acquirer covenants in favour of the Scheme Shareholders and the Scheme Optionholders to perform its respective obligations under the Schemes, and CSL covenants in favour of the Scheme Shareholders and the Scheme Optionholders to procure that CSL Acquirer performs CSL Acquirer's obligations under the Schemes;

(h) **(Share Scheme Consideration)** if the Share Scheme becomes Effective, provide the Share Scheme Consideration to Scheme Shareholders in accordance with the Share Scheme;

(i) **(compliance with laws)** use its reasonable endeavours to do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction; and

(j) **(funding for Options)** subject to the Option Scheme becoming Effective and if requested by Target prior to the Implementation Date, make available to Target a credit facility on arms' length commercial terms to enable Target to fund the Option Scheme Consideration.

6.3 Appeal Process

If the Court refuses to make any orders convening the Scheme Meetings or approving the Schemes, Target must appeal the Court's decision to the fullest extent possible (except to the extent that the parties agree otherwise, or independent Senior Counsel indicates that, in their view, an appeal would have no reasonable prospect of success before the Scheme Quit Date). If such an appeal is undertaken by Target then, unless the parties otherwise agree, CSL will bear Target's reasonable costs of the appeal.

6.4 Target Board Recommendation

Target must procure that, in the absence of:

(a) a bona fide Third Party Proposal being publicly announced or varied after the date of this Deed or, in the case of a Category 2 Proposal, received by Target after the date of this deed, which the Target Board, acting in good faith (and in the case of a Category 2 Proposal, after receiving an opinion from an independent valuation expert), determines is:

  (i) reasonably capable of being valued and completed, taking into account all aspects of the Third Party Proposal; and

  (ii) more favourable to the Target Shareholders and Optionholders than the Transaction, taking into account all the terms and conditions of the Third Party Proposal,

  and the Target Board publicly recommending that the Third Party Proposal is in the interests of Target and its members; or

(b) in relation to the Share Scheme and the Special Distribution, the Independent Expert giving an opinion that the Share Scheme and the Special Distribution are not in the best interests of the Target Shareholders;

the Target Board will:

(c) unanimously recommend that the Transaction is in the best interests of Target, Target Shareholders and Optionholders and not subsequently withdraw that recommendation in the absence of either of the circumstances referred to in paragraph (a) or paragraph (b);

(d) unanimously recommend that the Target Shareholders and Optionholders vote in favour of all resolutions to be proposed at the respective Scheme Meetings and the General Meeting in relation to the Transaction and that they approve the Transaction, and not subsequently withdraw that recommendation in the absence of either of the circumstances referred to in paragraph (a) or paragraph (b);

(e) include in all public statements relating to the Transaction following the execution of this Deed a statement to the effect of clauses 6.4(c) and 6.4(d); and

(f) not make any public statement or take any other public action which would suggest that the Transaction is not unanimously recommended by the Target Board in the absence of either of the circumstances referred to in paragraph (a) or paragraph (b),

and the Explanatory Booklet will state that each Target director intends to vote in favour of the Share Scheme, the Option Scheme and the Special Distribution Resolution in respect of all Target Shares and Options held by him or her or in which he or she otherwise has a relevant interest, in the absence of either of the circumstances referred to in paragraph (a) or paragraph (b).

6.5 Board Changes

(a) Target will use its reasonable endeavours to procure that, on or as soon as practicable after the Effective Date for the Schemes:

(i) three nominees of CSL are appointed as directors of Target effective as of appointment;

(ii) all but the two directors of Target specified in clause 6.5(b) below (other than the CSL nominees) simultaneously resign; and

(iii) one of the CSL nominees is appointed as Chairman of Target Board.

(b) Target will use its reasonable endeavours to procure that the Chairman and Chief Executive Officer of Target (as at the date of this Deed) remain directors of Target for a period of six months after the Effective Date for the Schemes.

7. Representations and Warranties

7.1 Target's Representations

Target represents and warrants to CSL that, except as consented to by CSL that each of the following statements is true and accurate:

(a) **(status)** it, and each of its Related Entities, is a body corporate duly incorporated under the laws of its jurisdiction of incorporation;

(b) **(power for business)** it, and each of its Related Entities, has the power to own its assets and to carry on its business as now conducted or contemplated;

(c) **(power for agreement)** it has the corporate power to enter into and perform or cause to be performed its obligations under this Deed and the Schemes and to carry out the transactions contemplated by this Deed and the Schemes;

(d) **(corporate authorisations)** it has taken all necessary corporate action to authorise the entry into and performance of this Deed and the Schemes and to carry out the transactions contemplated by this Deed and the Schemes;

(e) **(Deed binding)** this Deed is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping;

(f) **(transactions permitted)** the execution and performance by it of this Deed and the Schemes and each transaction contemplated by this Deed and the Schemes did not and will not violate in any respect a provision of a law or treaty or a judgment, ruling, order or decree of a Regulatory Authority binding on it, or its constitution;

(g) **(provision of Target Information)** the Target Information:

(i) will be provided or included in the Explanatory Booklet in good faith; and

(ii) will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and all relevant policy statements, practice notes and other guidelines and requirements of ASIC;

(h) **(update of Target Information)** it will provide to CSL all such further or new information of which it becomes aware that arises after the Explanatory Booklet has been dispatched until the date of the Scheme Meetings where that may be necessary to ensure that the Explanatory Booklet continues to comply with the Corporations Act; and

(i) **(securities)** its issued securities as at the date of this Deed are 125,176,327 Target Shares and 6,439,650 Target Options and, other than pursuant to the Target Options, neither it nor any of its Related Entities is under any obligation to issue any shares or securities convertible into shares to any person. Except for the Target Options, no option exists nor is Target or any of its Related Entities subject to any actual or contingent obligation to issue or convert securities.

7.2 CSL's Representations

CSL represents and warrants to Target that, except as consented to by Target:

(a) **(status of CSL)** it is a body corporate duly incorporated under the laws of its jurisdiction of incorporation;

(b) (status of CSL Acquirer) CSL Acquirer is, or will be when nominated by CSL, a body corporate duly incorporated under the laws of Australia and is, or will be when nominated by CSL, a wholly-owned Related Entity of CSL;

(c) (power of CSL for agreement) it has the corporate power to enter into and perform or cause to be performed its obligations under this Deed and the Schemes and to carry out the transactions contemplated by this Deed and the Schemes to be carried out by CSL;

(d) (power of CSL Acquirer for Schemes) CSL Acquirer has, or will have when nominated by CSL, the corporate power to carry out the transactions contemplated by the Schemes to be carried out by CSL Acquirer;

(e) (corporate authorisations for CSL) it has taken all necessary corporate action to authorise the entry into and performance of this Deed and the Schemes and to carry out the transactions contemplated by this Deed and the Schemes to be carried out by CSL;

(f) (corporate authorisations for CSL Acquirer) CSL Acquirer has, or will have when nominated by CSL, taken all necessary corporate action to carry out the transactions contemplated by the Schemes to be carried out by CSL Acquirer;

(g) (Deed binding) this Deed is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping;

(h) (transactions permitted) the execution and performance by it of this Deed and the Schemes and each transaction contemplated by this Deed and the Schemes did not and will not violate in any respect a provision of a law or treaty or a judgment, ruling, order or decree of a Regulatory Authority binding on it, or its constitution or any other document or agreement that is binding on it or its assets.

(i) (provision of CSL Information) the CSL Information:

   (i) will be provided in good faith; and

   (ii) will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules and all relevant policy statements, practice notes and other guidelines and requirements of ASIC;

(j) (update of CSL Information) it will provide to Target all such further or new information of which it becomes aware that arises after the Explanatory Booklet has been dispatched until the date of the Scheme Meetings where that may be necessary to ensure that the Explanatory Booklet continues to comply with the Corporations Act; and

(k) (finance for Share Scheme) it will have available sufficient cash amounts to pay in full the Share Scheme Consideration to Scheme Shareholders immediately on the Implementation Date.

(l) (finance for Option Scheme) if Target makes a request to CSL prior to the Implementation Date under clause 6.2(j), it will have the capacity to make available to Target the credit facility referred to in that clause.

7.3 Timing of Representations

Each representation and warranty made under this Clause 7 is made as at the date of this Deed and, unless otherwise expressly stated, as at 8.00am on the Second Court Date. In relation to the representation and warranty in clause 7.1(i), the parties acknowledge that the number of Target Shares and Target Options as at 8.00am on the Second Court Date may change as a result of actions permitted or required by this Deed, the Transaction or as a result of the expiry of Target Options.

7.4 Reliance by Parties

Each party (the representor) acknowledges that in entering into this Deed the other party has relied on the representations and warranties provided by the representor under this clause 7. The representations and warranties provided by the representor are not extinguished or affected by any investigation made by or on behalf of the other party into the affairs or business of the representor or its Related Entities.

7.5 Survival of Representations

The representations and warranties provided by each party under this clause 7:

(a) are severable;

(b) will survive the termination of this Deed; and

(c) are given with the intent that liability under them will not be confined to breaches of them discovered prior to the date of termination of this Deed.

8. Confidentiality

8.1 Target's Obligations

Target acknowledges and agrees that:

(a) it will use the CSL Confidential Information exclusively for the purpose of preparing the Explanatory Booklet and for no other purpose (and, without limitation, will not make any use of the CSL Confidential Information or any part of it to the competitive disadvantage of CSL or any of its Related Entities);

(b) it will keep the CSL Confidential Information in confidence and will not disclose the CSL Confidential Information except:

(i) to such Representatives of Target as require the CSL Confidential Information for the purpose of preparing the Explanatory Booklet, but only if any such person owes a duty of confidentiality to Target and is aware of the obligations of Target under this clause 8.1;

(ii) subject to clause 9.3, as required by law; or

(iii) with the prior consent of CSL;

(c) it will immediately notify CSL of any suspected or actual unauthorised use, copying or disclosure of the CSL Confidential Information; and

(d) it will, upon request by CSL, return to CSL all CSL Confidential Information provided to Target and its Representatives, together with any notes, records or copies of the CSL Confidential Information generated by any such person.

8.2 CSL's Obligations

CSL acknowledges and agrees that:

(a) it will not make any use of the Target Confidential Information or any part of it except in connection with the Schemes or any other transaction contemplated by this Deed and will not make any use of the Target Confidential Information or any part of it to the competitive disadvantage of Target or any of its Related Entities;

(b) it will keep the Target Confidential Information in confidence and will not disclose the Target Confidential Information except:

(i) to such Representatives of CSL including CSL's financiers in connection with the Schemes as require the Target Confidential Information in connection with the Schemes or any other transaction contemplated by this Deed, but only if any such person owes a duty of confidentiality to CSL and is aware of the obligations of CSL under this clause 8.2;

(ii) subject to clause 9.3, as required by law; or

(iii) with the prior consent of Target;

(c) it will immediately notify Target of any suspected or actual unauthorised use, copying or disclosure of the Target Confidential Information; and

(d) it will, upon request by Target, return to Target all Target Confidential Information provided to CSL and its Representatives, together with any notes, records or copies of the Target Confidential Information generated by any such person.

8.3 Takeover Bid

Notwithstanding clauses 8.2 and 9.3, CSL and each Related Entity of CSL will not be precluded from making a takeover bid for Target Shares or other securities in Target if a third party publicly proposes to make or vary a takeover bid for Target Shares or if CSL or Target terminates this Deed. In any of these circumstances, CSL and any Related Entity of CSL may disclose Target Confidential Information in a bidder's statement under the Corporations Act, or in any document or medium pursuant to any applicable legal requirement, for this purpose and without complying with the procedure set out in clause 9.3 provided that:

(a) any such disclosure of Target Confidential Information is, in the reasonable opinion of CSL after taking legal advice, necessary for CSL to comply with its disclosure obligations under section 636(1) of the Corporations Act, any applicable legal requirement, or to avoid any contravention of, or liability under, Chapters 6, 6B, 6CA or Part 7.10 of the Corporations Act; and

(b) CSL uses reasonable endeavours to ensure that any such disclosure of Target Confidential Information is undertaken in a manner that would, so far as possible:

(i) limit the disclosure only to the extent considered necessary under paragraph (a); and

(ii) avoid or minimise the potential for the disclosure to cause any member of Target Group to breach a material confidentiality obligation owed to a counterparty to a Material Contract or to suffer material loss (taking into account the statutory disclosure obligations of Target in connection with any such takeover bid).

9. Public Announcements

9.1 Announcement and Recommendation

Immediately after the execution of this Deed, Target and CSL will issue a joint public announcement in the form of Schedule 7.

9.2 Public Announcements

Subject to clause 9.3, no public announcement or disclosure of the Transaction or any other transaction the subject of this Deed or the Schemes may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable endeavours to provide such approval as soon as practicable.

Section 15 – Merger Implementation Deed and Deed Poll continued

9.3 Required Disclosure

Subject to clause 9.4, where a party is required by law or the ASX Listing Rules to make any announcement or to make any disclosure of the confidential information of the other party or in connection with the Transaction or any other transaction the subject of this Deed or the Schemes, it may do so only after it has given at least one Business Day's notice, or such lesser period as may be required or permitted by the effect of a legal obligation, but in any event prior notice, to the other party and has used reasonable endeavours to consult with the other party and taken all reasonable steps to restrict that disclosure to the greatest extent possible.

9.4 Statements on Termination

The parties must act in good faith and use all reasonable endeavours to issue an agreed statement or statements in respect of any termination of negotiations provided for in this Deed and will make no statements or disclosure in respect of the termination of this Deed except in accordance with clauses 9.1 and 9.3.

10. GST

10.1 Definitions

In this clause 10:

Consideration has the meaning given by the GST Law.

GST has the meaning given by the GST Law.

GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

GST Group has the meaning given by the GST Law.

GST Law has the meaning given by the *A New Tax System (Goods and Services Tax) Act 1999* (Cth), or, if that Act does not exist means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Input Tax Credit has the meaning given by the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.

Recipient has the meaning given by the GST Law.

Tax Invoice has the meaning given by the GST Law.

Taxable Supply has the meaning given by the GST Law excluding the reference to section 84-5 of the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

10.2 GST to be Added to Amounts Payable

If GST is payable on a Taxable Supply made under, by reference to or in connection with this Deed, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive or inclusive of GST. Payment of the GST Amount is conditional upon the prior delivery to the Recipient of the supply of a valid Tax Invoice.

10.3 Liability Net of GST

Any reference in the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

10.4 Cost Exclusive of GST

Any reference in this Deed (other than in the calculation of Consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

10.5 GST Obligations to Survive Termination

This clause 10 will continue to apply after expiration or termination of this Deed.

11. Termination

11.1 Termination

Without prejudice to any other rights of termination under this Deed:

(a) either party may terminate this Deed by notice to the other party if:

(i) the Effective Date does not occur on or before the Scheme Quit Date (other than as the result of a breach by that party of its obligations under this Deed);

(ii) the other party is in material breach of its obligations under this Deed (including any material breach of a representation or warranty provided under this Deed) at any time before the Second Court Date and has not rectified that breach within 10 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date) after it is given notice by the first party specifying that breach and requiring it to be rectified;

(iii) at the Scheme Meeting or any adjournment or postponement thereof at which the Share Scheme is voted on, the Share Scheme is not approved by the necessary majorities of the Target Shareholders; or

(iv) any court, the Takeovers Panel or Regulatory Authority has issued any order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transaction, or has refused to do anything necessary to permit the Transaction, and such order, decree, ruling or other action has become final and not appealable;

(b) CSL may terminate this Deed at any time prior to the Second Court Date by notice to Target if any Director of the Target Board withdraws its recommendation of the Schemes or the Special Distribution or makes a public statement that it no longer supports the Schemes or the Special Distribution.

(c) Target may terminate this Deed at any time prior to the Second Court Date by notice to CSL if a bona fide Third Party Proposal is publicly announced (or an existing Third Party Proposal is varied) after the date of this Deed or, in the case of a Category 2 Proposal, received by Target after the date of this Deed, which the Target Board, acting in good faith (and in the case of a Category 2 Proposal, after receiving an opinion from an independent valuation expert), determines is:

(i) reasonably capable of being valued and completed, taking into account all aspects of the Third Party Proposal; and

(ii) more favourable to the Target Shareholders than the Share Scheme, taking into account all the terms and conditions of the Third Party Proposal,

and the Target Board publicly recommends that the Third Party Proposal is in the interests of Target and its members;

(d) where a party has the right to terminate this Deed and that right arises before the Second Court Date, that party's right to terminate this Deed ceases at 8.00am on the Second Court Date.

11.2 Notice of Breach

Each party must give notice to the other party as soon as practicable after it becomes aware of a breach by it of its obligations under this Deed (including any breach of a representation or warranty provided under this Deed).

11.3 Effect of Termination

In the event of termination of this Deed by either CSL or Target pursuant to this clause 11 or clause 3.6, each party:

(a) will be released from its obligations under this Deed (except its obligations under clauses 8, 9.4 and 12.9); and

(b) will retain the rights it has or may have against the other party in respect of any past breach of this Deed.

12. Miscellaneous

12.1 Notices

Any notice, demand, consent or other communication (a **Notice**) given or made under this Deed:

(a) must be in writing and signed by a person duly authorised by the sender;

(b) must be delivered to the intended recipient by prepaid post or by hand or fax to the address or fax number below or the address (being an address in Australia) or fax number last notified by the intended recipient to the sender:

(i) to CSL: CSL Limited
45 Poplar Road, Parkville Victoria
Attention: Company Secretary & General Counsel
Facsimile: (03) 9387 8454

(ii) to Target: Zenyth Therapeutics Limited
576 Swan Street, Richmond Victoria
Attention: Company Secretary
Facsimile: (03) 9208 4356

(c) will be taken to be duly given or made:

(i) in the case of delivery in person, when delivered;

(ii) in the case of delivery by post, two Business Days after the date of posting (if posted to an address in the same country); and

(iii) in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error,

but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

12.2 No Waiver

No failure to exercise nor any delay in exercising any right, power or remedy by a party operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

12.3 Remedies Cumulative

The rights, powers and remedies provided to each party in this Deed are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or by any agreement.

12.4 Entire Agreement

This Deed and the Confidentiality Agreement contain the entire agreement between the parties as at the date of this Deed with respect to their subject matter and supersede all prior agreements and understandings between the parties in connection with them.

12.5 Amendment

No amendment or variation of this Deed is valid or binding on a party unless made in writing executed by CSL and Target which may so make an amendment or variation notwithstanding that one or more other parties or persons may be entitled to the benefit of all or any of the provisions of this Deed.

12.6 Assignment

The rights and obligations of each party under this Deed are personal. They cannot be assigned, encumbered or otherwise dealt with and no party may attempt, or purport, to do so without the prior consent of the other party.

12.7 No Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing a transaction.

12.8 Further Assurances

Each party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed and the transactions contemplated by it.

12.9 Costs and Stamp Duty

Except as provided below, each party must bear its own costs, charges and expenses arising out of or incidental to the negotiations leading to or the preparation of this Deed and the proposed, attempted or actual implementation of this Deed. CSL must pay, or procure that CSL Acquirer pays, any stamp duty that is payable on the transfer to CSL Acquirer of the Target Shares pursuant to the Schemes.

12.10 Severability of Provisions

Any provision of this Deed that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

12.11 Governing Law and Jurisdiction

This Deed is governed by the laws of Victoria. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed.

12.12 Counterparts

(a) This Deed may be executed in any number of counterparts and by the parties on separate counterparts. All counterparts together will be taken to constitute one instrument.

(b) This Deed is binding on the exchange of duly executed counterparts.

(c) The parties agree that a copy of an original executed counterpart sent by facsimile machine to the facsimile number of the other party specified in clause 12.1(b), instead of the original, is sufficient evidence of the execution of the original and may be produced in evidence for all purposes in place of the original.

Schedule 1

Timetable

Not reproduced here. Please refer to the 'Important Dates and Times' at the beginning of this Explanatory Booklet.

Schedule 2

Listed Material Contracts

Category 1

Agreement dated 26 August 2005 between CSIRO, Ludwig Institute for Cancer Research and Amrad Operations Pty Ltd in respect of the project 'Epidermal Growth Factor Technology'.

Category 2

Development and Collaboration Agreement dated 19 December 2001 between Cambridge Antibody Technologies Ltd and Amrad Operations Pty Ltd in respect of the project 'GM-CSF Receptor'.

Exclusive Licence and Research Collaboration Agreement as of 30 June 2003 between Merck & Co., Inc and Amrad Operations Pty Ltd in respect of the project 'IL-13RI'.

Schedule 3

Material Contracts

Not reproduced here.

Schedule 4

Patents

Patent Number	Name of Patent	Assignee(s)
WO 97/15663	A novel haemopoietin receptor and genetic sequences encoding same	Amrad Operations Pty Ltd
WO 02/00876	Truncated EGF receptor	Commonwealth Scientific and Industrial Research Organisation Ludwig Institute for Cancer Research
WO 94/09149	Monoclonal antibody	Amrad Corporation Limited

Schedule 5

Option Scheme Consideration

Not reproduced here. Please refer to the Option Scheme in Section 14 of this Explanatory Booklet.

Schedule 6

Form of Special Distribution Resolution

Not reproduced here. Please refer to the Notice of General Meeting in Section 11 of this Explanatory Booklet.

Schedule 7

Form of Joint Announcement

Not reproduced here.

Section 15 – Merger Implementation Deed and Deed Poll continued

Executed and delivered as a deed in Melbourne

Executed as a deed in accordance with s127 of the Corporations Act by CSL Limited:

Director Signature

Ian Andrew Renard

Print Name

Director/Secretary Signature

Dr Brian McNamee

Print Name

Executed as a deed in accordance with s127 of the Corporations Act by Zenyth Therapeutics Limited:

Director Signature

Ian Davis

Print Name

Director/Secretary Signature

Andrew Nash

Print Name

Annexure A – Share Scheme

Not reproduced here. Please refer to Section 13 of this Explanatory Booklet.

Annexure B – Option Scheme

Not reproduced here. Please refer to Section 14 of this Explanatory Booklet.

Annexure C – Deed Poll

Deed Poll

By CSL Limited
In favour of each Scheme Shareholder

Contents

Deed Poll Dated 6 September 2006

By

CSL Limited (ABN 99 051 588 348) of 45 Poplar Road, Parkville, Victoria (**CSL**).

In Favour of

Each Scheme Shareholder

Recitals

A On 17 July 2006, Zenyth Therapeutics Limited (ABN 37 006 614 375) (**Target**) and CSL entered into the Merger Implementation Deed.

B Under the Merger Implementation Deed, CSL has agreed, subject to the satisfaction or waiver of certain conditions, to execute this Deed Poll.

C CSL is entering into this Deed Poll to covenant in favour of Scheme Shareholders to perform its obligations under the Share Scheme.

It is agreed as follows.

1. Definitions and Interpretation

1.1 Definitions

In this document, the following definitions apply unless the context requires otherwise.

(a) Words and expressions defined in the Share Scheme, a copy of which is annexed to this Deed Poll, have the same meanings when used in this Deed Poll.

(b) This Deed Poll is to be interpreted according to corresponding rules to those set out in clause 1.2 of the Share Scheme save that references to 'this Share Scheme' in that clause 1.2 will be taken as being references to 'this Deed Poll'.

1.2 Nature of Deed Poll

CSL acknowledges that this Deed Poll may be relied on and enforced by any Scheme Shareholder in accordance with its terms even though those persons are not party to this Deed Poll.

2. Conditions Precedent and Termination

2.1 Conditions Precedent

CSL's obligations under Clause 3 are subject to the Share Scheme becoming Effective.

2.2 Termination

The obligations of CSL under this Deed Poll to Scheme Shareholders will automatically terminate, and the terms of this Deed Poll will be of no further force or effect, if the Merger Implementation Deed is terminated in accordance with its terms prior to the occurrence of the Effective Date for the Share Scheme.

2.3 Consequences of Termination

If the obligations of CSL under this Deed Poll are terminated under Clause 2.2 then, in addition and without prejudice to any other rights, powers or remedies available to CSL:

(a) CSL is released from its obligations to further perform this Deed Poll except those obligations contained in clause 11; and

(b) Scheme Shareholders retain the rights they have against CSL in respect of any breach of this Deed Poll by CSL which occurred before termination of this Deed Poll.

3. Compliance with Share Scheme Obligations

3.1 Timing and Procedures

Subject to Clause 2, in consideration of the transfer of each Scheme Share held by Scheme Shareholders to CSL, CSL will, as contemplated under clauses 4.2(c)(v) and 4.3 of the Share Scheme, provide the Scheme Consideration to which Scheme Shareholders are entitled, in accordance with the rights and procedures set out in clauses 4.2(c)(v) and 4.3 of the Share Scheme.

3.2 Miscellaneous Obligations

Subject to Clause 2, CSL will comply with its obligations under clauses 4.2(c)(v), 4.2(d) and 4.3 of the Share Scheme.

4. Warranties

CSL represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of incorporation; and

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise its entry into this Deed Poll and has taken or, if the conditions precedent referred to in Clause 2.1 are satisfied or waived, will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(d) this Deed Poll is valid and binding upon it and enforceable in accordance with its terms; and

(e) this Deed Poll does not conflict with, or result in the breach of or default under, any provision of its constitution or any material term or provision of any agreement or deed poll or any writ, order or injunction, judgment, law, rule or regulation to which it is a party or subject or by which it is bound.

5. Continuing Obligations

This Deed Poll is irrevocable and remains in full force and effect until CSL has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under Clause 2.

6. Further Assurances

CSL will do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Deed Poll and the transactions contemplated by it.

7. Notices

(a) A notice, consent or other communication (a **Notice**) under this Deed Poll is only effective if it is:

(i) in writing, signed by or on behalf of the person giving it;

(ii) addressed to the person to whom it is to be given; and

(iii) either:

(A) delivered or sent by pre-paid mail to that person's address; or

(B) sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full.

(b) A Notice that complies with this Clause 7 is regarded as given and received:

(i) if it is delivered or sent by fax:

(A) by 5.00pm (local time in the place of receipt) on a Business Day – on that day; or

(B) after 5.00pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day – on the next Business Day; and

(ii) if it is sent by mail:

(A) within Australia – three Business Days after posting; or

(B) to or from a place outside Australia – seven Business Days after posting.

(c) A person's address and fax number are those set out below, or as the person notifies the sender:

Company: CSL
Address: 45 Poplar Road, Parkville, Victoria 3052
Facsimile: (03) 9387 8454
Attention: Company Secretary

8. Remedies cumulative

The rights, powers and remedies provided to CSL and the Scheme Shareholders in this Deed Poll are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity.

9. Variation

A provision in this Deed Poll may only be varied by CSL if:

(a) the variation is agreed to by Target, which agreement Target may give or withhold in its absolute discretion and without reference to or approval by any member of Target or Scheme Shareholder being required; and

(b) the Court indicates that the amendment would not of itself, preclude approval of the Share Scheme.

CSL will enter into a further Deed Poll in favour of the Scheme Shareholders giving effect to any such amendment.

10. No Waiver

No failure to exercise nor any delay in exercising any right, power or remedy by a party operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

11. Costs and Stamp Duty

All stamp duty that may be payable on or in connection with this Deed Poll and any instrument effected by, executed under or pursuant to this Deed Poll must be borne by CSL. CSL must indemnify each Scheme Shareholder on demand against any liability for those costs and that stamp duty.

12. Assignment

The rights and obligations of CSL and each Scheme Shareholder under this Deed Poll are personal. They cannot be assigned, encumbered or otherwise dealt with and neither CSL nor any Scheme Shareholder may attempt, or purport, to do so without the prior written consent of Target and CSL.

13. Governing Law and Jurisdiction

This Deed Poll is governed by the laws of Victoria. CSL submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Deed Poll.

Section 15 – Merger Implementation Deed and Deed Poll *continued*

Executed and delivered as a Deed Poll in Melbourne, Victoria

Executed as a Deed Poll in accordance with s127 of the Corporations Act by CSL Limited:

Director Signature	Director/Secretary Signature
Dr Brian McNamee	Peter Turvey
Print Name	Print Name

Annexure A

Share Scheme

Not reproduced here. Please refer to Section 13 of this Explanatory Booklet.



Section 16 – Independent Expert's Report

Deloitte.

Zenyth Therapeutics Limited

Independent expert's report

7 September 2006

Deloitte

Financial services guide

7 September 2006

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL 241457

180 Lonsdale Street
Melbourne VIC 3000
PO Box 78B
Melbourne VIC 3001
Australia

What is a Financial Services Guide?

This Financial Services Guide ("FSG") is an important document the purpose of which is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence ("AFSL") No. 241457. The contents of this FSG include:
who we are and how we can be contacted what services we are authorised to provide under our AFSL how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide details of any potential conflicts of interest details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by Zenyth Therapeutics Limited (Zenyth) to give general financial product advice in the form of a report to be provided to you in connection with a proposal from CSL Limited (CSL) to acquire 100% of the issued shares in Zenyth and for the cancellation of Zenyth options via schemes of arrangement (the Proposal). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

- to provide financial product advice in respect of securities, debentures, stocks or bonds issued or proposed to be issued by the government and interests in managed investment schemes including investor directed portfolio schemes
- to deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of securities and debentures, stocks or bonds issued or proposed to be issued by the government.

Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation or needs.

We recommend you carefully read the relevant Bidder's Statement provided by CSL and Target's statement provided by Zenyth. The purpose of these documents is to help you make an informed decision about the Proposal from CSL.

How are we and our employees remunerated?

Our fees are usually determined on an hourly basis; however they may be a fixed amount or derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Deloitte.

Financial services guide

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee is $125,000, excluding GST, and will also be disclosed in the relevant PDS, offer or other disclosure document prepared by the issuer of the financial product.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to Zenyth. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

What should you do if you have a complaint?

If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. Please address your complaint in writing to:

The Complaints Officer
Practice Protection Group
PO Box N250
Grosvenor Place
Sydney NSW 1220

If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry.

Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
Fax: +61 3 9621 2291
Internet: http://www.fics.asn.au

If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA").

The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
Telephone: +61 2 9290 1344
Fax: +61 2 9262 1512

Specific contact details for lodging a complaint with the ICAA can be obtained from their website at http://www.icaa.org.au/about/index.cfm.

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1 300 300 630
Email: infoline@asic.gov.au
Internet: http://www.asic.gov.au/asic/asic.nsf



Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL 241457

180 Lonsdale Street
Melbourne VIC 3000
PO Box 78B
Melbourne VIC 3001
Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7716
www.deloitte.com.au

The Directors
Zenyth Therapeutics Limited
576 Swan Street
Richmond VIC 3121

7 September 2006

Dear Directors

Independent expert's report

Introduction

On 17 July 2006, Zenyth Therapeutics Limited (Zenyth or the Company), together with the Board of CSL Limited (CSL), announced a proposal under which CSL would acquire 100% of the issued shares in Zenyth via a scheme of arrangement (the Proposal). If the Proposal is approved, Zenyth shareholders (Shareholders) will receive consideration of 82 cents per Zenyth share (the Share Scheme) and, subject to further shareholder approval, a pro-rata capital return of Zenyth's shareholding in Avexa Limited (Avexa) (Special Distribution). The Special Distribution is conditional on shareholders approving the acquisition of Zenyth. We have considered the Share Scheme and the Special Distribution collectively in evaluating the Proposal. The overall consideration offered under the Proposal is approximately 86 cents, comprising 82 cents cash and Avexa shares of around 4 cents per Zenyth share.

Zenyth also announced a proposed scheme of arrangement under which the outstanding options to subscribe for Zenyth shares (with the exception of options granted to senior managers of Zenyth in July 2006) (Zenyth Options) will be cancelled for cash consideration (Option Scheme). The Option Scheme is conditional upon the Proposal being approved.

If the Proposal is approved, Zenyth will become a wholly owned subsidiary of CSL and will subsequently be delisted from the Australian Stock Exchange (ASX). The board of Zenyth have prepared an explanatory booklet, containing the detailed terms of the Proposal (the Explanatory Booklet) and an overview of the Proposal is provided in Section 1 of our report.

Purpose of the report

Whilst an independent expert's report is not required to meet any statutory obligations, the directors of Zenyth have engaged Deloitte Corporate Finance Pty Limited (Deloitte) to prepare an independent expert's report advising whether, in our opinion, the Proposal is in the best interest of Shareholders and whether the Option Scheme is in the best interest of holders of Zenyth Options (Optionholders).

This report is to be included in the Explanatory Booklet to be sent to Shareholders and Optionholders and has been prepared exclusively for the purposes of assisting Shareholders in their consideration of the Share Scheme and the Special Distribution and assisting Optionholders in their consideration of the Option Scheme. The report should not be used for any other purpose.

Deloitte

Summary and conclusion

In our opinion, in the absence of a higher offer:

- the Proposal is fair and reasonable and it is therefore in the best interest of the Shareholders as a whole
- the Option Scheme as a whole is not fair but reasonable and on balance it is in the best interest of the Optionholders as a whole.

In arriving at this opinion, we have had regard to the following factors:

The Proposal is fair

Set out in the table below is a comparison of our assessment of the fair market value of a Zenyth share with the consideration offered by CSL (including the value of Avexa shares to be distributed under the Special Distribution).

Evaluation of fairness

	Low ($)	High ($)
Estimated fair market value of a Zenyth share (Section 6)	0.77	0.98
Estimated fair market value of consideration offered	0.86	0.86

Source: Deloitte analysis
Note: All amounts stated in this report are in Australian dollars ($) unless otherwise stated

The consideration offered by CSL is within the range of our estimate of the fair market value of a Zenyth share. Accordingly it is our opinion that the Proposal is fair.

Valuation of a Zenyth share

The principal assets of Zenyth are cash and projects to develop pharmaceutical drugs, principally to treat inflammation and cancer.

We have estimated the fair market value of a Zenyth share using the discounted cash flow method. The discounted cash flow method requires the determination of an appropriate discount rate and the projection of future cash flows. We engaged Acuity Technology Management Pty Limited (Acuity), an independent expert in biotechnology, to prepare a report providing projections of cash flows for each of Zenyth's projects and an assessment of the probability of each project successfully advancing through each phase of its development.

We selected a nominal after tax discount rate of between 16.0% and 18.5% to discount the estimated future cash flows of Zenyth's business to their present value. In selecting an appropriate range of discount rates and in applying the selected discount rates to the cash flow projections, we have considered a number of risks associated with the cash flows:

- the projected cash flows have been probability adjusted to reflect the statistical likelihood of success. However the actual outcome is binary, in that the project will either succeed or not succeed
- the projects are at a very early stage and there is significant work to be undertaken to progress the projects, which may take longer and cost more than currently envisaged, the opposite may also occur
- if a project overcomes the technical and commercial hurdles, the timing and quantum of the royalties received are likely to vary from the projected royalties, perhaps significantly

- for each of Zenyth's projects there are a number of other competing projects currently under development. If one of Zenyth's projects is technically successful, there may be a similar product which reaches the market earlier (first mover advantage), or which may be more effective in treating patients. The opposite may also be true.

The Option Scheme is not fair

There are a series of options issued, each with different characteristics, and the offer price differs by series. We have formed our opinion on the fairness of the Option Scheme by considering Optionholders as a whole.

In order to assess whether the Option Scheme is fair, we have compared the fair market value of the Zenyth options to the value offered under the Option Scheme, as set out in the table below.

Valuation of share options

Series number	Expiry Date	Exercise Price	Number of Options	Consideration under the Option Scheme	Assessed valuation of options
1	14 November 2006	$0.73	250,000	$0.11	$0.12
2	30 November 2006	$1.28	500,000	$0.01	$0.01
3	30 November 2006	$2.02	500,000	$0.01	$0.00
4	13 December 2006	$0.88	650,000	$0.01	$0.07
5	23 January 2008	$0.34	50,000	$0.52	$0.39
6	16 October 2007	$0.84	200,000	$0.06	$0.15
7	31 March 2009	$0.84	349,650	$0.12	$0.22
8	30 June 2009	$0.84	550,000	$0.13	$0.24
9	19 January 2010	$0.84	400,000	$0.15	$0.26
10	30 June 2010	$0.62	1,000,000	$0.34	$0.33
11	30 June 2011	$0.62	200,000	$0.36	$0.36
12	30 June 2012	$0.62	200,000	$0.39	$0.38
13	30 June 2013	$0.62	200,000	$0.42	$0.40
14	30 June 2010	$0.62	200,000	$0.34	$0.33
	Total		**5,249,650**	**$891,486**	**$1,055,982**

Source: Deloitte analysis

The consideration for some series of options is higher than our assessed value, whilst for other series, the consideration is below our assessed value, although the consideration provides at least an assessed intrinsic value for all series except one. Overall, as a whole, the total consideration is around 16% below our assessed value.

As the value of the consideration offered for six of the series is less than our assessed valuation, it is our opinion that the Option Scheme is not fair.

The Proposal is reasonable and the Option Scheme is reasonable

ASIC Policy Statement 75 considers an offer to be reasonable if either:

- the offer is fair
- despite not being fair, but considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

As the Proposal is fair it is also reasonable. We have also considered the likely advantages and disadvantages to Shareholders of accepting the Proposal.

We have also considered the reasonableness of the Option Scheme based on an analysis of the likely advantages and disadvantages to optionholders of accepting the Option Scheme.

Advantages

- the consideration offered pursuant to the Proposal represents a significant premium to the Zenyth share price prior to the announcement on 17 July 2006. The consideration offered per Zenyth share represents:
  - a premium of 59% to the closing price for a Zenyth share on 14 July 2006 of $0.54 (that closing price may include speculation of the Proposal)
  - a premium of 79% to the 30-day VWAP of $0.48
  - a premium of 65% to the 90-day VWAP of $0.52
- the Option Scheme provides optionholders with an opportunity to realise a value for their options, the majority of which were "out of the money" prior to the announcement of the Proposal. As the options are neither listed on a stock exchange nor assignable/tradeable, in the absence of the Option Scheme holders of options currently have limited opportunities to realise value for the options
- the Option Scheme, for all but one series of options (series 1), provides Optionholders with a value in excess of the intrinsic value of the options based on the value of a Zenyth share implied by the Proposal. Intrinsic value represents the excess of the price of a Zenyth share under the Proposal over the exercise price of the option. The holders of series 1 options could achieve a better return by exercising their options and participating in the Proposal

Disadvantages

- Shareholders and Optionholders may suffer an adverse cash flow impact through any capital gains tax or income tax payable on disposal of their Zenyth shares or options if the Proposal and Option Scheme are implemented. Shareholders and Optionholders should consult their tax advisers in relation to their personal circumstances
- under the Proposal and Option Scheme, Shareholders and Optionholders will be limiting the benefit derived from any potential upside in the projects being pursued by Zenyth. Our valuation of Zenyth recognises the substantial risks associated with pre-clinical stage projects, however, if a project does reach a commercial stage of development in future years, the value of Zenyth is likely to be significantly enhanced, at a point in time, to a stage that may significantly exceed the valuation assigned to the shares in this report.

Conclusion on reasonableness

The major disadvantage of the Proposal and the Option Scheme is that the Shareholders and Optionholders will lose the ability to participate in the large upside potential if a project, or a number of projects, are commercialised.

In our view, this disadvantage is offset by the ability of a Shareholder and Optionholder to realise the current potential in Zenyth's project pipeline, at a fair value, without undertaking the risks associated with maintaining an interest in the company.

The Option Scheme as a whole is not fair (as the value of the consideration offered for six of the series is less than our assessed valuation). As all but one series of Optionholders are receiving a value in excess of the intrinsic value of the options, incorporating an element of time value, and as the Option Scheme provides an opportunity to realise a value for the options which would otherwise be difficult to achieve, in our view, the Option Scheme is reasonable.

Opinion

In our opinion, the Proposal is fair and reasonable to Shareholders and it is therefore in the best interest of the Shareholders. An individual Shareholder's decision in relation to the Proposal may be influenced by his or her particular circumstances. If in doubt the shareholder should consult an independent adviser.

In our opinion, the Option Scheme is not fair but reasonable to Optionholders and on balance it is in the best interest of the Optionholders. An individual Optionholder's decision in relation to the Option Scheme may be influenced by his or her particular circumstances. If in doubt the shareholder should consult an independent adviser.

This opinion should be read in conjunction with our detailed report which sets out our scope and findings.

Yours faithfully

DELOITTE CORPORATE FINANCE PTY LIMITED

Stephen Reid	**Hamish Blair**
Director	Director

Note: All amounts stated in this report are Australian dollars unless otherwise stated and all numbers are subject to rounding.

Deloitte.

Contents

Deloitte.

Appendices

1 Terms of the Proposal

1.1 Summary

On 17 July 2006, Zenyth and CSL announced a proposal under which CSL would acquire 100% of the issued shares in Zenyth by way of a scheme of arrangement. The proposal will be implemented by way of:

The Proposal

- a scheme of arrangement between Zenyth and its shareholders under which all Zenyth shares will be transferred to CSL for a cash payment of 82 cents per Zenyth share (the Share Scheme)
- a special pro-rata distribution by Zenyth to its shareholders of all shares it holds in Avexa, representing approximately one Avexa share for each six Zenyth shares held (the Special Distribution).

The Option Scheme

- a scheme of arrangement between Zenyth and its Optionholders under which all Zenyth options will be cancelled in consideration for various amounts which vary for each option series.

The Special Distribution and the Option Scheme are conditional upon the Share Scheme being approved. However, the Share Scheme is not conditional upon the approval of the Special Distribution or the Option Scheme.

1.2 CSL's intentions

CSL management have stated that Zenyth's portfolio of pre-clinical research and development (R&D) projects are considered complementary to their existing R&D strategy. As such, the R&D projects currently being undertaken by Zenyth will be incorporated into CSL's existing R&D operations to enhance the capabilities held within CSL.

1.3 Approval

The Share Scheme and Option Scheme will need to be approved at meetings of Zenyth Shareholders and Optionholders respectively. Approval of the Share Scheme and Option Scheme requires:

- a majority of the Zenyth Shareholders/Optionholders present and voting at the meeting to vote in favour of the Share Scheme/Option Scheme
- more than 75% of the total votes cast on the Share Scheme/Option Scheme to be cast in favour of the Share Scheme/Option Scheme.

The Share Scheme and Option Scheme will also require the approval of the Supreme Court of Victoria.

The Special Distribution is conditional on the Share Scheme being approved, and requires the majority of votes cast by Zenyth Shareholders, present and voting, to be cast in favour of an ordinary resolution in relation the to the Special Distribution.

1.4 Conditions of the Proposal

The principal conditions of the Proposal can be summarised as follows:

- the independent expert providing an opinion that the Share Scheme and the Special Distribution are in the best interest of Zenyth Shareholders
- Shareholder approval of the Share Scheme
- approval from the Supreme Court of Victoria for the Share Scheme
- no prohibitions, including restraining orders or injunctions, being issued by any court of competent jurisdiction or the Takeovers Panel
- no Material Corporate Transaction, Material Adverse Change or Prescribed Occurrence (as defined in the Merger Implementation Deed) arising in respect of Zenyth
- that standard representations and warranties given by both parties are (and remain) true and correct
- consent being obtained from CSIRO and Ludwig Institute for Cancer Research for the novation or assignment of a collaboration agreement with Zenyth to CSL.

2 Scope of the report

2.1 Purpose of the report

Section 411 of the Corporation Act 2001 (Section 411) regulates schemes of arrangement between companies and their shareholders. Part 3 of Schedule 8 of the Corporations Regulations 2001 (Cwlth) (Part 3) prescribes the information to be provided to shareholders in relation to schemes of arrangement. These provisions require the preparation of a report by an independent expert stating whether or not, in the expert's opinion, the proposed scheme is in the best interest of the shareholders of the company subject to the scheme where either:

- the corporation which is party to the scheme (CSL) has a director in common with the company subject to the scheme of arrangement (Zenyth)
- the corporation which is the other party to the scheme is entitled to more than 30% of the voting shares in the company subject to the scheme.

As CSL does not have any directors in common with Zenyth, and it does not have more than 30% of the voting shares in Zenyth, there is no legal requirement for an independent expert's report in respect of the Proposed Scheme. However, the Directors of Zenyth have requested us to prepare an independent expert's report on the Proposed Scheme, as if it was required under Part 3, in order to assist shareholders in their consideration of the Proposed Scheme.

2.2 Basis of evaluation

2.2.1 Guidance

Schemes of arrangement can include many different types of transactions and the basis of evaluation selected by the expert must be appropriate for the nature of each specific transaction. As there is no statutory or regulatory definition of the expression 'in the best interest' the interpretation is a matter of judgement for the expert, having regard to the nature of the transaction and the guidance available. In determining how to assess whether the Proposal and Option Scheme is in the best interest of Shareholders or Optionholders we have considered the following guidance:

ASIC Policy Statement 75

This policy statement provides guidance in relation to independent expert's reports prepared in relation to:

- related party takeover offers
- related party schemes of arrangement
- proposed acquisitions of non-voting shares, renounceable options and convertible notes following a takeover.

The policy statement provides detailed guidance on the interpretation of the phrase 'fair and reasonable' in the context of related party takeover offers, but does not provide guidance on the interpretation of the phrase 'in the best interest'.

In the context of takeover offers, the policy statement separates the concepts of fairness and reasonableness. The policy statement defines a takeover offer as being fair if the value of the consideration is equal to or greater than the value of the securities subject to the offer, with the assessment being made on the assumption of 100% ownership of the target company (i.e. including a control premium). The policy statement defines an offer as being reasonable if either the offer is fair or despite not being fair shareholders should accept the offer in the absence of a higher bid before the close of the offer.

ASIC Policy Statement 74

This policy statement relates to independent expert's reports prepared in the context of acquisitions of shares in a company that must be agreed to by shareholders. This situation occurs where an individual shareholder acquires an interest in excess of 20% in the company without making a takeover offer. Independent expert's reports prepared in these circumstances are required to provide an opinion on whether the proposed transaction is 'fair and reasonable' to non-associated shareholders. ASIC notes in the policy statement that the assessment of what is fair and reasonable in these circumstances is not as straightforward as in the circumstances discussed in Policy Statement 75. The policy statement does not provide a specific definition of the meaning of 'fair and reasonable'. However, it does contain the following guidance 'the report must compare the likely advantages and disadvantages for the non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not'. The policy statement also requires the expert to state whether the proposed transaction 'may deter the making of a takeover bid for the company'.

Market practice

Schemes of arrangement frequently have the same effect as a takeover offer and are commonly evaluated as such. In these circumstances, the expression 'in the best interest' is commonly treated as being equivalent to 'fair and reasonable' as defined in ASIC Policy Statement 75.

2.2.2 Fairness

ASIC Policy Statement 75 defines an offer as being fair if the value of the offer price is equal to or greater than the value of the securities being the subject of the offer. The comparison must be made assuming 100% ownership of the target company.

Accordingly, we have assessed whether the Proposal is fair by comparing the consideration offered with the value of a Zenyth share. We assessed the value of each Zenyth share by determining the current value of Zenyth as a whole and dividing this value by the number of shares on issue.

We have assessed whether the Option Scheme is fair by comparing the consideration offered with the value of a Zenyth option.

The shares and options have been valued at fair market value, which we have defined as the amount at which the shares or options would be expected to change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither of whom is under any compulsion to buy or sell. Special purchasers may be willing to pay higher prices, to reduce or eliminate competition, to ensure a source of material supply or sales, or to achieve cost savings or other synergies arising on business combinations, which could only be enjoyed by the special purchaser. Our valuation of Zenyth has not been premised on the existence of a special purchaser.

2.2.3 Reasonableness

ASIC Policy Statement 75 considers an offer to be reasonable if either:

- the offer is fair
- despite not being fair, but considering other significant factors, Shareholders should accept the offer in the absence of any higher bid before the close of the offer.

To assess the reasonableness of the Proposal and the Option Scheme we have considered the following significant factors in addition to determining whether the Proposal and Option Scheme are fair:

- the existing shareholding of CSL in Zenyth
- other significant shareholding blocks in Zenyth
- the likely price and market liquidity of Zenyth shares and options in the absence of the Proposal and Option Scheme
- the likelihood of an alternative Proposal and Option Scheme
- other implications for shareholders of rejecting the Proposal and Option Scheme.

2.2.4 Individual circumstances

We have evaluated the Proposal and Option Scheme for Shareholders and Optionholders as a whole and have not considered the effect of the Proposal and Option Scheme on the particular circumstances of individual investors. Due to their particular circumstances, individual investors may place a different emphasis on various aspects of the Proposal and Option Scheme from the one adopted in this report. Accordingly, individuals may reach different conclusions to ours on whether the Proposal and Option Scheme are fair and reasonable. If in doubt investors should consult an independent adviser.

2.3 Limitations and reliance on information

The opinion of Deloitte is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. This report should be read in conjunction with the declarations outlined in Appendix 7.

Our procedures and enquiries do not include verification work nor constitute an audit in accordance with Australian Auditing Standards (AUS), nor do they constitute a review in accordance with AUS 902 applicable to review engagements.

3 Biotechnology industry

Zenyth operates in the biotechnology industry developing therapeutic antibodies and other biotherapeutics for the treatment of inflammation and cancer. In the following sections we provide a brief outline of the biotechnology industry, specifically in relation to inflammatory conditions (asthma and rheumatoid arthritis) and cancer on which Zenyth's R&D of antibodies is focussed.

3.1 Structure of industry

General

The primary activities of companies within the biotechnology industry include:

- recombinant Deoxyribonucleic acid (DNA) or genetic engineering
- protein development and engineering
- antibody development and engineering
- cell and tissue culture engineering
- process biotechnologies
- small molecule drug discovery.

The biotechnology sector, in which Zenyth is a player, has a number of major industry players that account for approximately 75% of all drugs in the market. A large number of small to medium sized enterprises also compete in this industry focussing on particular platforms or disease niches. Biotechnology companies exist to develop drugs, however, very few actually go on to sell these drugs to end consumers. Biotechnology companies are either unsuccessful in developing an effective drug, or if successful, licence out their drugs to large multinational pharmaceutical companies which have a presence in the marketplace. It is also common for biotechnology companies to partner with large pharmaceutical companies to co-fund drug development in return for milestone payments and royalties once these products reach the market.

We set out below the normal stages of development for a new drug together with the necessary clinical trials. The development of biological drugs, such as antibodies, is generally similar to the stages outlined below:

Deloitte.

Figure 1: Stages of study required

Stage	Description
• Discovery	• The process by which new molecular entities (NME) are identified. • Processes aimed at discovering a molecule that will exert a particular effect are undertaken, followed by a process of optimising the structure of the compound to achieve properties of greater activity and specificity as well as desirable physico-chemical properties • A significant amount of effort is applied to develop concepts for synthesising variants on the original discovery molecule. Many such entities are abandoned at this stage
• Validation	• Verification that a lead compound has the appropriate effect in laboratory tests (in vitro) and in animal models (in vivo) of the disease to which it is targeted
• Preclinical	• The NME is screened for pharmacological activity and toxicity in an artificial environment and then in animals under strictly defined conditions to show that it is safe enough for first administration to humans • If the NME is a promising candidate for further development, the company files an application for approval to conduct human studies with the regulatory authorities or, as the often the case in Australia, a hospital ethics committee • In the United States of America (US), an Investigational New Drug application is lodged with the US Food and Drug Administration (FDA).
• Phase I	• Testing is generally conducted in a small number of (usually healthy) volunteers to obtain information on toxicity and safe dosing ranges in humans • Data is also collected on a novel drug's absorption and distribution in the body, its metabolic effects, and the rate and manner in which the drug is eliminated from the body • It is often the case with a cancer drug, that healthy cells are injured, hence adverse events may result. Such drugs are often first administered to cancer patients as it would be unethical to give them to healthy individuals
• Phase II	• The treatment is administered to a larger number of individuals selected from among patients for whom the drug is intended • Successful phase II trials provide significant evidence on efficacy and additional data on safety and dosage level • Final product specification and manufacturing process are generally finalised at this stage

	Stage	Description
	• Phase III	• The final pre-marketing phase involves large-scale trials on patients to obtain additional evidence of efficacy • Larger sample sizes increase the likelihood that actual benefits will be found statistically significant and that any adverse reactions that may occur infrequently in patient populations, will be observed • Phase III trials are designed to approximate closely the manner in which the drug or therapy will be used after marketing approval
	• Regulatory approval	• After the clinical trial phases have been completed and the company believes it has sufficient evidence for approval, it submits an application to the regulatory authority in each country where it wishes to sell that product seeking approval to market

Source: Acuity report

Relevant medical conditions

The following section provides an overview of the medical conditions anticipated to be treated by antibodies developed by Zenyth.

Asthma

Asthma is a chronic disease caused by inflammation of the air passages (making it difficult to breathe) when exposed to certain triggers. The cause of asthma is not known, nor is there a cure, however asthma is a condition which can be largely managed by various medications, mostly inhaled. Of the estimated 300 million people worldwide affected by asthma,[1] up to 10% suffer from a severe persistent form of the disease, which is inadequately controlled by current treatments, and it is this patient population which is one of the targets for therapeutics being developed by Zenyth. The majority of asthma cases are developed in early childhood.

The table below sets out the relative percentage of the asthma sufferers to the population of the US aged over 18 years in 2002 that have ever been or currently are diagnosed with asthma.

Table 1: Prevalence of asthma in the US in 2002

	Population that has ever had asthma[1] (%)	Population that currently has asthma (%)
Total population	10.6%	6.8%
Female	9.2%	5.0%
Male	12.0%	8.4%
18 - 44 years	11.5%	6.9%
45 - 64 years	10.6%	7.1%
65 - 74 years	8.4%	6.4%
75 years and over	7.6%	5.2%

Source: US Department of Health and Human Resources – Vital and Health Statistics Number 222

Note 1: Based on a population of 205.8 million

The global market for asthma therapies was estimated to be approximately US$11.5 billion in 2003, and is expected to grow rapidly as the incidence of the disease increases. The increased incidence combined with usage of higher priced therapies suggests the global asthma market could grow by 8.9% per annum, to US$20.9 billion, in 2010.[2]

It is considered that combination products will contribute to the majority of asthma therapies in the coming years. This compares with a decline in the use of corticosteroids as concern grows over the adverse side-effects with long term usage of corticosteroids.

[1] Medical Research Institute of New Zealand, 2003

[2] ING Financial Markets Pharmaceuticals Sector Review, 2004

The figure below outlines the 2003 sales of the leading asthma treatments, the type of treatment and the company that markets the treatment.

Figure 2: Sales of leading asthma treatments


US$ billions
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Combination product
Leukotrine antagonist
Inhaled corticosteroid
Inhaled corticosteroid
Long-acting beta agonist
Combination product
Long-acting beta agonist
GlaxoSmithKline (GSK)
Merck
GSK
AstraZeneca (AZ)
GSK
AZ
Foradil/Oxis
Advair
Singulair
Flixotide
Pulmicort
Serevent
Symbicort
Foradil/Oxis

Source: ING Financial Markets, July 2004

Deloitte

Rheumatoid arthritis

Arthritis is a major cause of disability and chronic pain of which rheumatoid arthritis, osteoarthritis and gout account for more than 95% of all arthritic cases. Rheumatoid arthritis is an auto-immune disease in which inflammation affects the joints and at times, other organs of the body. Rheumatoid arthritis affects people of all ages, sexes, races and ethnic groups, however is most prevalent in females. The cause of rheumatoid arthritis has not been discovered nor is there a cure. However, if diagnosed early, rheumatoid arthritis can be effectively controlled and managed.

Approximately 1% to 2% of the world population is estimated to suffer from rheumatoid arthritis, with 1 in 3 sufferers likely to become disabled within 20 years.[3] The US loses about US$116 billion, approximately 1.4% of US gross domestic product, in medical care and indirect costs every year because of arthritis. Of this, US$51.1 billion is in direct medical expenses. The most common type of arthritis is osteoarthritis, affecting more than 16 million Americans. Rheumatoid arthritis affects 2.5 million Americans with only about 68% of patients (or 1.7 million patients) diagnosed with the condition. Of the diagnosed patient population, only 60% (or 1 million) are actually treated with pharmaceutical therapies for the disease.

The table below sets out the anticipated prevalence of arthritic conditions by age profile in the US.

Table 2: Prevalence of arthritis in the US population in 2002

	Population with arthritis diagnosis (%)
Total population	20.9%
Male	17.8%
Female	23.7%
18-44 years	7.8%
45-64 years	28.8%
65-74 years	44.9%
75 years and over	51.2%

Source: US Department of Health and Human Resources – Vital and Health Statistics Number 222

The symptoms of arthritis and other rheumatoid conditions may be controlled by a number of prescription drugs, over the counter pain relief products and supplements.

To manage the symptoms caused by rheumatoid arthritis, patients have typically been treated with non-steroidal anti-inflammatory drugs (NSAIDs), however, these have been dramatically surpassed by the cyclooxygenase inhibitors. In addition, some patients are also given disease modified anti-rheumatoid drugs (DMARDs), which are designed to reduce the rate of joint destruction.[4] These DMARDs include the successful tumour-necrosis factor inhibitors (anti-

[3] Nature, January 2005

[4] Zenyth Therapeutics research

TNF therapy), which generated more than US$4 billion in sales in 2003. The market for TNF inhibitors is expected to increase to US$7 billion by 2007, as approximately 30% of moderate-to-severe patients are projected to be receiving anti-TNF therapy, in addition to increased numbers of mild-to-moderate patients.[5]

[5] Nature, January 2005



The following figure primarily shows the major biological drugs used for treatment of rheumatoid arthritis, based on sales in 2003 and their projected 2008 sales.

Figure 3: Performance of key marketed rheumatoid arthritis brands and products in 2003/2008


US$ billions
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2003
2008
Arava
Enbrel (Amgen)
Enbrel (Wyeth)
Remicade (Johnson & Johnson)
Remicade (Schering-Plough)
Kineret
Humira
Remicade (Tanabe)
CTLA4-Ig (Abatacept)
CDP870

Source: Nature Reviews Drug Discovery, Volume 4, January 2005

Deloitte.

Cancer

Cancer generally occurs where abnormal cells grow rapidly, spreading throughout the body in an uncontrolled manner. These cancerous cells can destroy surrounding tissue and spread to distant parts of the body. Cancer is generally most prevalent in older age groups.

In the US, cancer is a leading cause of death, which according to the American Cancer Society accounted for 22.7% of all deaths in the US, second only to heart diseases. The table below sets out the number of cancer incidence in the US in 2002, for the population over the age of 18.

Table 3: Estimated US Cancer Cases and Deaths in the US in 2006

	Male	Female
Total cancer incidence	720,280	679,510
Made up of:		
Prostate	33%	-
Breast	< 1%	31%
Lung & bronchus	13%	12%
Colon & rectum	10%	11%
Other	44%	46%

Source: American Cancer Society

In comparison, Australia has a lower incidence of cancer cases than North America, but higher than Europe.

As the following table indicates, the market for cancer treatment drugs is projected to increase from around US$23 billion in 2004 to over US$49 billion in 2009, as new targeted therapies, which offer a clear clinical advantage, become available.

Table 4: World market for anti-cancer treatments

US$ billion	2004 e	2005 e	2006 e	2007 e	2008 e	2009 e	CAGR[1] (%)
Cytotoxic agents	9.6	10.9	12.6	14.6	16.4	18.1	13.5%
Hormone-therapy	5.9	6.4	7.5	8.1	8.6	9.0	8.9%
Monoclonal antibodies	5.0	6.8	8.6	10.1	11.7	12.9	20.9%
Other targeted therapies	2.3	2.8	4.0	5.4	7.3	9.2	31.7%
World market	**22.8**	**26.9**	**32.7**	**38.2**	**44.0**	**49.2**	**16.6%**

Source: IXIS Securities Pharmaceuticals Sector Report, 5 April 2005

Note 1: Compound annual growth rate

Note 2: "e" represents estimated

Generally, most cancer treatments cost in excess of US$10,000 per course. This includes newer treatments such as ImClone's Erbutix® for colon cancer which costs US$17,000 a month and Avastin® which costs US$4,400 a month. Zevalin for a rare form of lymphoma costs US$24,000 a month. Herceptin costs over US$35,000 per course.

3.2 Critical success factors

Key success factors within the industry include:

- ability to raise investment funding, whether it be private, public offers or government grants
- approval by regulatory agencies to conduct clinical trials and give approval to market the drug
- access to, and retention of, highly trained employees with the required level of experience and training
- use of new technology, including access to the latest research and findings
- a market need, generally defined as a medical condition which is poorly or inadequately treated
- supply and distribution channels, or access to partners with these capabilities, when the drug is commercialised
- development of products with benefits over available therapies.

3.3 Barriers to entry

The majority of small companies in the global biotechnology industry focus on the R&D of a small number of drugs or drugs deriving from a single platform technology. Revenues are generally then generated through milestones and royalties which they receive when the technology is licensed out.

This suggests that barriers to entry to this industry should be considered to be high, as companies require access to and expenditure on:

- specialist staff with the relevant research skills and knowledge
- buildings and specialist equipment
- existence of patents to protect intellectual property.

There are areas of R&D that may be considered politically sensitive, such as stem cell research. As such, R&D is often subject to government regulation, which is discussed further in the following section.

3.4 Regulation

3.4.1 US

Regulation within the biotechnology industry in the US is governed by the US FDA, a federal agency operated by the US Department of Health and Human Services.

The role of the FDA within the biotechnology and pharmaceutical industry is to ensure that human and veterinary drugs, biological products, and medical devices are safe and effective. In order to achieve this, the FDA:

- establishes licenses for new products and manufacturing processes
- ensures testing methods for research to establish new products is conducted within set standards
- sets guidelines for the approval process for new products prior to being sold to the market.

3.4.2 Australia

Regulation within the biotechnology industry in Australia is driven by ethical, safety and environmental issues and as a result there is a high level of industry regulation over R&D practices. When a product reaches a commercial stage, regulation is covered by the Commonwealth Therapeutic Goods Act 1989 and the Therapeutics Goods Administration oversees a range of assessment and monitoring activities to ensure therapeutic goods available in Australia are of an acceptable standard.

3.5 Recent transactions

Significant recent transactions in the Australian biotechnology sector include:

- the raising of approximately $31 million by Biota Holdings Limited (Biota) in October 2005 through a share purchase plan. Biota is an Australian based antiviral drug development company
- November 2005, Pharmaxis, a pharmaceutical company focussed on R&D and commercialisation of human therapeutic products, announced a global share issue, which raised more than $87 million in gross proceeds
- in June 2006 Cytopia Limited signed a contract with Novartis Group (Novartis) for a joint drug development deal, whereby Novartis would provide $13 million over three years for R&D. The overall deal is estimated to be worth $287 million if the drugs reach the stage of commercialisation. The products to be developed are aimed at the transplantation and autoimmune disease markets.

International transactions in the biotechnology industry include the following:

- Novartis announced an offer to acquire all the ordinary share capital of NeuTec Pharma Plc on 7 June 2006 for GB£10.50 per share, which valued the existing share capital of NeuTec Pharma Plc at approximately GB£350.1 million
- AstraZeneca announced an offer for the remaining 80.8% interest in Cambridge Antibody Technology's ordinary shares on 15 May 2006 which it did not already own. AstraZeneca's offer was for GB£13.20 in cash per share, an implied total company valuation of GBP£702 million
- Amgen announced an offer for all the outstanding ordinary shares of Abgenix Inc for US$22.50 in cash per share on 14 December 2005, an acquisition value of US$2.2 billion in cash and debt. The acquisition was approved by regulatory authorities and became effective in April 2006
- GlaxoSmithKline announced an offer for all the outstanding ordinary shares of Corixa Corporation on 29 April 2005. GlaxoSmithKline's offer was for US$4.40 cash per share, representing a total value of approximately US$300 million. The transaction was approved by Corixa Corporation's shareholders and regulatory authorities and became effective in July 2005.

Further details of these above transactions are provided in Appendix 4.

Deloitte.

4 Profile of Zenyth

4.1 Company history

Zenyth was founded in 1986, as Amrad Corporation Limited (Amrad) following the receipt of $14 million in seed capital from the Victoria Investment Corporation, a Victorian State Government investment group. Amrad was set up as a research consortium to develop commercial products arising from Australia's medical research. Significant member institutes included the Walter and Eliza Hall Institute, the Baker Medical Research Institute, the Howard Florey Institute and the McFarlane Burnett Institute.

A brief overview of the company history, as pertaining to its current operations, is provided in Figure 4 below.

Figure 4: Company history

1986	• Significant member institutes included the Walter and Eliza Hall Institute, the Baker Medical Research Institute, the Howard Florey Institute and the McFarlane Burnett Institute, with the Victorian State Government providing seed capital of $15 million
1996	• Listed on the ASX, raising $70 million through the float of 36 million shares
	• The Company entered into a cross-licensing arrangement with the Ludwig Institute for Cancer Research in respect of their VEGF-B patents
1999	• The Company refocused on its core strengths in pharmaceutical R&D through the sale of ICT Diagnostics Limited, Amrad Biotech and its interest in Amrad Discovery Technologies
2000	• Divestment of Amrad Pharmaceuticals shareholding
2001	• Entered into a collaborative alliance with Cambridge Antibody Technology (CAT) for the joint discovery and development of human monoclonal antibody therapeutics targeting GM-CSFR with applications relating to rheumatoid arthritis
2002	• Completion of a successful institutional placement of 13.5 million ordinary shares at $1.15 per share raising $15.5 million
2003	• Announced a licensing partnership with Medarex Inc. (Medarex) for the R&D of fully human therapeutic antibodies
	• Sale of the Company's premises at Richmond for $47.5 million
	• Announced exclusive licensing and collaboration agreement with Merck & Co. Inc (Merck) to develop new asthma drugs
2004	• Demerger of Avexa Limited in September 2004 in order to maintain a focus on the development and commercialisation of antibody-based therapies in the areas of inflammation and cancer
	• Collaboration agreement on VEGF-B with the Ludwig Institute for Cancer Research announced in November
2005	• Name change to Zenyth Therapeutics Limited

2006	
	• In January, Zenyth announced an antibody licence agreement with Dyax Corporation, whereby Zenyth will use Dyax technology for the development of human anti-bodies • In February, Zenyth announced a collaboration with MuriGen Therapeutics to co-develop drugs targeting Granulocyte Colony Stimulating Factor (G-CSF) in arthritis and other inflammatory diseases. • CSL and Zenyth announced proposed merger on 17 July

Source: Deloitte analysis, publicly available information including Zenyth website

4.2 Development projects

We describe briefly below each of Zenyth's current major R&D projects.

IL-13 Receptor Antibody

Zenyth is developing monoclonal antibodies which target the interleukin-13 receptor α1 subunit as a potential treatment for asthma. The project (IL-13R) is based on the discovery of the IL-13 receptor by Walter & Eliza Hall Institute researchers in a collaboration that involved the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF) and currently operates under a partnership with Merck & Co., Inc. (Merck). Under the partnership arrangement Merck is responsible for all clinical development and marketing. As such, Zenyth will incur no further development costs and will receive certain milestone payments and royalties.

The project is currently at the pre-clinical development stage and is expected to enter the clinic in the coming year.

It is also believed that there are potential applications for IL-13R in treating several other respiratory diseases, including Chronic Obstructive Pulmonary Disease, a chronic lung disease, as well as a potential treatment for cancer.

GM-CSF Receptor Antibody

Zenyth, in a 50/50 cost/profit partnership with CAT, is developing a fully human antibody targeting the granulocyte-macrophage colony stimulating factor receptor alpha subunit (GM-CSFR). Current studies are focussed on using the GM-CSFR antibody for treatment of rheumatoid arthritis, however there is scientific evidence to suggest a potential therapeutic role for GM-CSFR antibody therapies in other inflammatory diseases such as COPD and asthma. In rheumatoid arthritis, a GM-CSFR antibody is considered to have the potential to target patients that have not experienced benefit with current biological therapies which target anti-tumour necrosis factor (anti-TNF), being approximately 30%-50% of total patients treated.

The project is currently at the pre-clinical development stage, and is expected to enter the clinic in 2007. Zenyth intends to develop the project through to completion of Phase II studies with CAT.

In June 2006, AstraZeneca acquired CAT shares, following which CAT became a subsidiary of the AstraZeneca group of companies. While AstraZeneca's intentions with regard to the GM-CSF project have not been announced, interest in the project from AstraZeneca may offer potential opportunities for the development of the project beyond Phase II trials.

G-CSF Antagonists

Zenyth and MuriGen Therapeutics are jointly developing therapeutic antagonists of G-CSF. The cost sharing agreement operates through to completion of the proof-of-concept stage in human clinical trials, after which a licensee will be sought. Antagonists of G-CSF have potential applications in the treatment of inflammatory diseases such as rheumatoid arthritis and Chronic Obstructive Pulmonary Disease. G-CSF levels correlate with disease activity, morning stiffness and swollen joints in rheumatoid arthritis patients. The G-CSF antagonists inhibit binding of G-CSF to its receptor.

VEGF-B Antibody

The Vascular Endothelial Growth Factor (VEGF) family of cytokines have been shown to play various roles in generating new blood vessels and increasing blood flow. Zenyth is collaborating with the Ludwig Institute for Cancer Research to develop antibody inhibitors of VEGF-B. A VEGF-B antibody may have potential use in the treatment of both rheumatoid arthritis and cancer.

4.3 Development strategy

The figure below outlines the development stages that Zenyth projects, and biotechnology company projects in general, undergo and the associated revenue streams if such projects are licensed to third parties. It also outlines a potential development process and the stage within the process that each of Zenyth's current projects sits.

The figure below highlights the early stage of development of the current projects.

Figure 5: Business strategy and project status

Stage of Development
Pipeline Research
Lead Candidate
Manufacturing & Pre-clinical
Phase I
Phase II
Phase III
Approved
Market

Zenyth Strategy
In-house
Partnering

Revenue
Milestone Payments
Royalties

Risk
Decreasing Risk

Stage of Development
IL-13R
GM-CSFR
G-CSF
VEGF-B

Source: Deloitte analysis and Zenyth Corporate Profile

4.4 Collaborations

Merck

Zenyth commenced collaboration with Merck in June 2003 in relation to an exclusive licensing and research project to develop antibodies aimed at targeting IL-13R. Merck is a New York Stock Exchange (NYSE) listed pharmaceutical manufacturing and research company, and is one of the world's leading pharmaceutical companies with global operations.

CAT

CAT is a biopharmaceutical company, based in Cambridge UK, with a focus on the development of human monoclonal antibody therapeutics. CAT is collaborating with Zenyth to co-develop a GM-CSF receptor antibody. The collaboration is based on a 50/50 cost/profit partnership.

In June 2006, AstraZeneca acquired CAT, following which CAT became a subsidiary of the AstraZeneca group of companies.

AstraZeneca

AstraZeneca is tri-listed on the London Stock Exchange (LSE), NYSE and the Stockholm Stock Exchange (OMX). The company was formed in 1999 following the merger of Swedish based Astra AB and UK based Zeneca Group plc. The company has a wide range of products in the sales and marketing stage as well as substantial R&D projects.

MuriGen Therapeutics

MuriGen is a private Australian based drug R&D company established by the Walter and Eliza Hall Institute of Medical research and a number of leading Australian scientists. The company has a number of projects at the discovery stage. MuriGen will jointly fund with Zenyth, the R&D of therapeutics which target G-CSF through to proof-of-concept in humans.

Medarex Inc

Medarex is traded in the over-the-counter markets, including in the Nasdaq National Market. The company is a biopharmaceutical company currently involved in R&D on human anti-body based therapeutics. The company has licensed to Zenyth its UltiMAb® human antibody technology for use in specific projects.

Dyax Corporation

Dyax focuses on R&D into biotherapeutics related to cancer and inflammatory indications and is traded on Nasdaq. The company has a phage display (a tool used in protein engineering) antibody library licence agreement with Zenyth.

Deloitte.

4.5 Competitive position of Zenyth

The table below sets out the strengths, weaknesses, opportunities and threats (SWOT) for Zenyth.

Table 5: SWOT analysis

Strengths	Weaknesses
• Four lead projects, all currently in pre-clinical stage • Existing partnerships, including with Merck on IL-13R project whereby responsibility for development costs lay with Merck and with CAT and MuriGen on a cost share basis for the GM-CSFR and G-CSF projects respectively, reducing financial commitments to develop products • Strategic relationships with Medarex and Dyax for use of existing technologies and knowledge • Large current cash balance which will provide the capacity to fund the Company's developments for the near term • Intellectual Property rights to a number of molecules with potential application in cancer and inflammatory diseases including rheumatoid arthritis and asthma • Focus on antibody based therapeutics which provides Zenyth with a strong market niche	• Existence of five major shareholders, representing 63% of total shareholding, could potentially have conflicting interests relating to their investment preferences • Early stage of development of lead projects • High upfront development risk while progressing to licensing stage • Escalating costs of development as development of lead projects proceeds

Threats	Opportunities
• Uncertainty relating to future collaboration with CAT following its acquisition by AstraZeneca • Competing technologies from other companies may reach the market first, and/or be more effective • Ability of MuriGen to fund its half of the G-CSF project	• Use of Merck's established sales and marketing routes if the IL-13R project advances to a commercialisation • Licence with Merck represents a potential $US112 million of milestone payments plus royalties ($US16.5 million received to date) • Current market for asthma treatment drugs have been valued at up to US$10 billion per annum and the rheumatoid arthritis market at US$4 billion • Rapid acceptance of antibodies as a treatment modality

Source: Deloitte analysis

Deloitte.

4.6 Capital structure and shareholders

As at the date of this report, Zenyth had the following securities on issue:

- 125,176,327 ordinary shares
- 6,249,650 options to acquire ordinary shares at various prices.

As at 26 July 2006, Zenyth's top ten shareholders were as follows:

Table 6: Zenyth's top shareholders (26 July 2006)

Shareholders	No of shares ('000)	%
Fibre Optics (Aust) Pty Limited[1]	28,265	22.58
State Trustees Limited	19,744	15.77
Invia Custodian Pty Limited[2]	16,749	13.38
Queensland Investment Corporation	8,073	6.45
R J Custodians Pty Limited[2]	5,345	4.27
Citicorp Nominees Pty Limited	4,235	3.38
Merck Sharp & Dohme (Australia) Pty Limited	3,636	2.90
Westpac Custodians Nominees Limited	2,056	1.64
UBS Nominees Pty Limited	1,526	1.22
The Walter and Eliza Hall Institute of Medical Research	1,000	0.80
Top 10 shareholders	**90,629**	**72.39**
Other shareholders	34,547	27.61
Total	**125,176**	**100.00**

Source: Zenyth
Note 1: A subsidiary of Circadian Technologies Limited
Note 2: A nominee of Thorney Pty Limited

4.7 Share price performance

A summary of Zenyth's share price performance is summarised in the table below.

Table 7: Zenyth quarterly share price information

Quarter end date	High ($)	Low ($)	Last Trade ($)	Volume (million)
March 2004	0.73	0.62	0.71	6.29
June 2004	0.91	0.55	0.64	15.62
September 2004	0.66	0.43	0.47	15.40
December 2004	0.59	0.46	0.49	9.42
March 2005	0.56	0.42	0.42	3.72
June 2005	0.47	0.38	0.42	3.22
September 2005	0.53	0.41	0.45	4.08
December 2005	0.55	0.45	0.48	2.82
March 2006	0.57	0.45	0.53	7.24
June 2006	0.60	0.42	0.47	2.96
1 July – 14 July 2006	0.54	0.47	0.54	0.30

Source: Bloomberg

Share price movements and trading volumes are presented graphically in the figure below. The chart highlights that shares in Zenyth are very thinly traded.

Figure 6: Zenyth's share price activity on the ASX


$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Apr 2004
Jul 2004
Oct 2004
Jan 2005
Apr 2005
Jul 2005
Oct 2005
Jan 2006
Apr 2006
Jul 2006
July 2004: Share trading by Thorney Pty Limited and Queensland Investment Corporation.
August 2004 - September 2004: Zenyth shareholders vote in favour of the Avexa demerger. Avexa is spun-off from Zenyth.
March 2006: Share trading by Thorney Pty Limited and Queensland Investment Corporation.
July 2006: Zenyth and CSL announce Proposal
Weekly volume traded (RHS)
Closing security price (LHS)

Source: Bloomberg

4.8 Financial performance

The audited financial results of Zenyth for the two years ended 30 June 2006 are summarised in the table below.

Table 8: Financial performance

	Year ended 30-Jun-05 ($'000) Audited	Year ended 30-Jun-06 ($'000) Audited
Licence fee and royalty income	8,300	4,153
Other revenues from ordinary activities	2,304	1,123
	10,604	**5,276**
Changes in fair value of investments	3,294	6,015
Licence fee and royalty payments	(1,149)	(1,207)
Contract R&D costs	(4,157)	(4,913)
Personnel expenses excluding share-based payments	(4,494)	(4,491)
Share-based payment expense	(154)	(145)
Finance costs	(175)	(22)
Other expenses	(4,282)	(4,279)
Depreciation and amortisation	(540)	(663)
Net profit / (loss) before tax	**(1,053)**	**(4,429)**
Loss of discontinued operation, net of tax	(723)	-

Source: 2005 and 2006 Annual report

The low level of revenues, which are derived principally from interest and investment receipts and milestone payments, reflects the early stage of development of Zenyth's projects.

These revenues are offset by the costs relating to R&D and personnel, which is consistent with the labour intensive nature of R&D.

Deloitte.

4.9 Financial position

The audited balance sheet of Zenyth as at 30 June 2005 and 30 June 2006 are summarised in the table below.

Table 9: Financial position

	30-Jun-2005 Audited ($'000)	30-Jun-2006 Audited ($'000)
Cash and Investments	51,727	45,753
Receivables	335	107
Investments - Avexa	-	4,844
Other	150	344
Total current assets	**52,212**	**51,048**
Property, plant and equipment	1,173	1,495
Receivables	197	105
Investments - Avexa	3,054	-
Total non-current assets	**4,424**	**1,600**
Total assets	**56,636**	**52,648**
Payables	1,567	2,359
Other	1,316	880
Total current liabilities	**2,883**	**3,239**
Other	100	40
Total non-current liabilities	**100**	**40**
Total liabilities	**2,983**	**3,279**
Net assets	**53,653**	**49,369**
Net assets per Zenyth share	$0.43	$0.39

Source: 2005 and 2006 Annual report

Cash

The major balance within the net asset position is made up of cash and cash investments. Cash was generated primarily through the sale and subsequent leaseback of Zenyth's premises at Richmond in the 2003 financial year. Cash consumption during the year ended 30 June 2006 was about $6.0 million.

The cash and investments relate to cash in bank and funds under management.

Other assets

Other than plant, property and equipment, the major other asset held by Zenyth is the investment in Avexa.

5 Valuation methodology

5.1 Valuation methodologies

To estimate the fair market value of Zenyth we have considered common market practice and the valuation methodologies recommended by ASIC Practice Note 43 regarding valuation reports of independent experts. These are discussed below.

5.1.1 Market based methods

Market based methods estimate a company's fair market value by considering the market price of transactions in its shares or the market value of comparable companies. Market based methods include:

- capitalisation of maintainable earnings
- analysis of a company's recent share trading history
- industry specific methods.

The capitalisation of maintainable earnings method estimates fair market value based on the company's future maintainable earnings and an appropriate earnings multiple. An appropriate earnings multiple is derived from market transactions involving comparable companies. The capitalisation of maintainable earnings method is appropriate where the company's earnings are relatively stable.

The most recent share trading history provides evidence of the fair market value of the share in a company where they are publicly traded in an informed and liquid market.

Industry specific methods estimate market value using rules of thumb for a particular industry. Generally rules of thumb provide less persuasive evidence of the market value of a company than other valuation methods because they may not account for company specific factors.

5.1.2 Discounted cash flow methods

Discounted cash flow methods estimate market value by discounting a company's future cash flows to a net present value. These methods are appropriate where a projection of future cash flows can be made with a reasonable degree of confidence. Discounted cash flow methods are commonly used to value early stage companies or projects with a finite life.

5.1.3 Asset based methods

Asset based methods estimate the market value of a company's shares based on the realisable value of its identifiable net assets. Asset based methods include:

- orderly realisation of assets method
- liquidation of assets method
- net assets on a going concern basis.

The orderly realisation of assets method estimates fair market value by determining the amount that would be distributed to shareholders, after payment of all liabilities including realisation costs and taxation charges that arise, assuming the company is wound up in an orderly manner.

The liquidation method is similar to the orderly realisation of assets method except the liquidation method assumes the assets are sold in a shorter time frame. Since wind up or liquidation of the company may not be contemplated, these methods in their strictest form may not necessarily be appropriate. The net assets on a going concern basis method estimates the market values of the net assets of a company but does not take account of realisation costs.

These asset based methods ignore the possibility that the company's value could exceed the realisable value of its assets as they ignore the value of intangible assets such as customer lists, management, supply arrangements and goodwill. Asset based methods are appropriate when companies are not profitable, a significant proportion of a company's assets are liquid, or for asset holding companies.

5.2 Selection of valuation methodologies

We are of the opinion that the most appropriate methodology to value Zenyth is the discounted cash flow method, due to the following factors:

- Zenyth's management have prepared long term cash flow forecasts
- Zenyth's projects are at an early stage in development cycle
- there is significant risk associated with the likelihood of success at each stage of the projects progression, which can only be adequately reflected by probability weighting the cash flows associated with each project
- if the projects continue to the clinical trial stage, significant expenditure will be required by Zenyth, or any potential partner, in the future.

In addition, we have also used recent share market trading and comparable transactions to provide additional evidence of the fair market value of Zenyth.

Zenyth has a surplus asset, being an investment in 21.1 million shares in Avexa. If the Special Distribution is approved, shareholders will receive approximately one Avexa share for every six Zenyth shares held. We have adopted 24 cents as the value of each Avexa share, being the volume weighted average price for 30 days prior to the announcement. We note that, as the Avexa shares will be distributed to Zenyth shareholders if the Proposal and Special Distribution are approved, the fairness of the Proposal is not sensitive to the value of an Avexa share, as the value of the consideration relating to the Avexa shares and valuation of the Avexa shares to be distributed will match. A value of 24 cents per Avexa share, and the entitlement of approximately one Avexa share for every six Zenyth shares held implies the Special Distribution reflects a value of around 4 cents per Zenyth share.

6 Valuation of Zenyth

6.1 Valuation of Zenyth

Deloitte has estimated the fair market value of a Zenyth share, including Zenyth's interest in Avexa, to be in the range of $0.77 to $0.98 on a control basis.

For the purpose of our opinion fair market value is defined as the amount at which the shares would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell. We have not considered special value in this assessment.

In determining this amount, we estimated the fair market value of Zenyth using the following methods:

- the discounted cash flow method
- analysis of recent share trading and recent transactions.

These are discussed in sections 6.2 and 6.4 respectively.

6.2 The discounted cash flow method

The discounted cash flow method estimates market value by discounting a company's future cash flows to their net present value. To value Zenyth using the discounted cash flow method requires the determination of the following:

- expected future cash flows
- an appropriate discount rate to be applied to the cash flows
- an estimate of the terminal value
- the level of net debt / cash outstanding.

Our considerations on each of these factors are presented below.

6.2.1 Future cash flows

Deloitte engaged a biotechnology technical expert, Acuity, to generate projections of real pre-tax cash flows for each of Zenyth's projects based on the project models prepared by Zenyth. Acuity has provided us with projections of revenue and expenditure over the life of the current projects. The scope of Acuity's work was controlled by Deloitte. A copy of the Acuity report is attached in Appendix 5.

Acuity's projections were based on the following:

- an overview of the Company and its projects
- analysis of the potential markets for the Company's projects
- an analysis of the possible routes to market for the Company's projects
- an assessment of the technical and commercial risks for the Company's projects, together with an assessment of the projects' probability of success in their respective market
- an assessment of the potential market size, market penetration and time to market for the Company's projects
- real pre-tax cash flows derived from the analysis above, which we have adjusted for inflation and tax to derive nominal after tax cash flows.

The Acuity report is based on information provided by Zenyth, online database searches, publicly accessible subscription services and discussions with Zenyth management.

The key assumptions adopted by Acuity in the preparation of the cash flow projections are:

- Zenyth and a collaboration partner will undertake R&D and incur development costs until Phase II clinical trials are completed, or in the case of IL-13R, development costs will be incurred by the collaborative partner
- Zenyth is eligible to receive certain milestone payments until the commercialisation of the project
- for projects to be licensed out to a third party upon completion of successful Phase II clinical trials, Zenyth will earn a royalty and incur costs related to third party royalty payments and overhead allocations
- incorporation of a probability adjustment to reflect the likelihood of Zenyth receiving/incurring the projected cash flow (as discussed below). The probability adjustment is based on the cumulative probability of Zenyth completing a discrete phase of R&D
- peak market penetration varies between project, but is no greater than 20% and is achieved on a gradual scale, rather than immediately upon commercialisation
- the term of the project will run through to the expiry of the relevant patent, after which time there are no cash flows. This is based on the assumption that after this period, due to competing and substitute products, the technology will be replaced. In any event, the valuation is relatively insensitive to royalty receipts beyond this period due to the application of a probability adjustment and the time value of the cash inflows.

We have not undertaken a review of the projections in accordance with AUS 804 – The Audit of Prospective Financial Information. However, nothing has come to our attention as a result of our analysis that suggests that the assumptions on which the projections are based have not been prepared on a reasonable basis.

Probability weighting of projected cash flows

The projects that are being pursued by Zenyth are at the pre-clinical stage of development or earlier. As such, there is a substantial risk in achieving the projected cash inflows due to the uncertainty of the project completing each phase of development. This is particularly the case for projects in the pre-clinical phase as they require:

- further research before the proposed products can be administered to humans
- clinical trials before marketing approvals can be obtained, which are likely to be lengthy and costly
- proof that an effective and safe therapy is achievable
- in some Zenyth projects, decision of the definitive or preferred antibody product.

If a project does not progress through a particular stage of development, the future value of the project is most likely to be zero and significant costs may have been incurred in progressing the project to that stage. This represents a significant risk to an investor in any biotechnology company that is undertaking clinical trials.

In order to recognise this risk and to incorporate the risk into the valuation of Zenyth, Acuity has probability adjusted the cash flows. The probability adjustment is based on the assessed likelihood of achieving the projected cash flow, using a cumulative probability of completing each phase of R&D. The detailed basis for the selection of the below probabilities which is highly judgemental, are set out in the Acuity Report.

The cumulative probabilities of achieving each stage of development for each of Zenyth's projects, which have been adopted by us, are set out below:

Table 10: Cumulative probabilities

		Pre-clinical	Phase I	Phase II	Phase III	FDA approval	Revenue
IL-13R	1	100%	90%	77%	33%	17%	16%
	2	100%	100%	34%	15%	8%	7%
GM-CSFR	1	100%	90%	49%	30%	15%	15%
	2	100%	40%	22%	13%	7%	6%
G-CSF	1	100%	52%	23%	11%	5%	5%
	2	100%	35%	19%	12%	6%	6%
VEGF-B	1	100%	63%	34%	21%	10%	10%
	2	100%	20%	13%	6%	5%	4%
Other[2]		100%	60%	27%	12%	4%	4%
Other[2]		100%	38%	17%	8%	3%	3%

Source: Deloitte & Acuity analysis

Note 1: 1 and 2 relate to the primary and secondary clinical applications for each project that projected cash flows have been prepared

Note 2: Other refers to projects of a confidential nature

The probability of each project proceeding through three phases of clinical trials, obtaining FDA approval and generating revenue is between 4% and 16%.

6.2.2 Discount rates

The discount rate used to equate the future cash flows to a present value reflects the risk adjusted rate of return demanded by a hypothetical investor. We have selected a nominal after tax discount rate of between 16.0% and 18.5% to discount the future cash flows of the Zenyth projects to their present value. Appendix 2 outlines the calculation of the discount rate.

The application of our discount rate range to the projected cash flows discussed in Section 6.2.1 gives a net present value for Zenyth's projects of $45.8 million to $72.9 million on a control basis.

Deloitte.

6.2.3 Surplus assets

The investment by Zenyth in Avexa is a surplus asset. We have included it in our valuation of Zenyth as discussed in section 5.2.

We have treated the cost of the Option Scheme to Zenyth as a surplus liability, in that we have deducted the cost of repurchasing the outstanding options under the Option Scheme from the value of Zenyth in order to evaluate the Proposal.

6.2.4 Net cash

The company carries a significant cash balance that is intended to fund future R&D. We have valued this cash separately, based on the book value of cash and investments held at 30 June 2006.

6.3 Summary of valuation

The value of Zenyth derived from the discounted cash flow method is summarised below.

Table 11: Summary of valuation

	Section	Low value ($m)	High value ($m)
Value of forecast cash flows	6.2.2	45.8	72.9
Net cash	6.2.4	45.8	45.8
Shares in Avexa	6.2.3	5.1	5.1
Cost of the Option Scheme	7	(0.9)	(0.9)
Value of 100% of Zenyth		**95.8**	**122.9**
Number of Zenyth shares on issue		125.2	125.2
Assessed value per Zenyth share ($)		**$0.77**	**$0.98**

Source: Deloitte analysis

6.3.1 Sensitivities

The above values are highly sensitive to a number of inputs assumed in the discounted cash flow valuation of Zenyth. A summary of these sensitivities is shown in the table below:

Table 12: Summary of sensitivity analysis

Factor	Base case	Change in factor	Low ($ per share)	High ($ per share)
Base value			**$0.77**	**$0.98**
Nominal post tax discount rate	15% - 19%	+/- 1%	$0.71	$1.06
Delay of commencement of Phase II	n/a	+ 1-2 years	$0.68	$0.92
Revenues	various	+/- 5%	$0.75	$1.00
Costs	various	+/- 5%	$0.76	$1.00
Accumulated probabilities		+/- 5%	$0.74	$1.02

Source: Deloitte analysis

The valuation of the projects is highly reliant on the assumptions made with regard to the commencement of each phase, the probabilities associated with success and the discount rate.

6.4 Cross check - comparable transactions

We have compared the premium implied by our valuation of Zenyth to previous share trading and to premiums paid on comparable transactions.

Table 13: Biotechnology transactions

			Premium[1]		
Target company	Acquirer	Transaction Value ($m)	1 day (%)	1 week (%)	4 weeks (%)
NeuTec Pharma plc	Novartis Pharma AG	567.3	13.5	111.3	109.8
CAT	AstraZeneca plc	1,035.1	66.9	69.9	67.5
Abgenix Inc.	Amgen Inc.	2,127.3	58.6	57.3	67.7
Corixa Corp.	GlaxoSmithKline plc	300.8	47.7	48.7	51.7
Average			**46.7**	**71.8**	**74.2**
Implied Premium:					
Zenyth (per share)	CSL cash offer	$0.86	59.3	81.1	116.8
	Low valuation	$0.77	42.6	62.1	71.1
	High valuation	$0.98	81.5	106.3	117.8

Source: SDC Platinum & Deloitte analysis

Note 1: based on the period prior to the announcement of the offer

The premium of the price offered by CSL under the Proposal to the share price reflects a premium to share trading prior to the announcement which is in line with premiums exhibited in comparable transactions.

7 Valuation of the options

7.1 Introduction

In this section we have used the Black-Scholes option pricing model to value the outstanding options on issue to subscribe for Zenyth shares and applied a discount for lack of marketability. We have used this methodology since Zenyth does not pay dividends, and whilst vested shares can be exercised at any time, the Black-Scholes model provides the maximum theoretical value for the option. Under option pricing theory, the value of an option is generally maximised by delaying its exercise to the latest possible date (i.e. maximising time value).

7.2 Valuation inputs

The following inputs were used in applying the Black-Scholes option pricing methodology to estimate the fair market value of the outstanding options:

Table 14: Valuation input

Number of Options	Exercise Price	Rationale
Spot price	$0.86	Offer price including Avexa shares
Share price volatility	50%	Estimated volatility of Zenyth share price
Risk free interest rate	5.78% - 6.06%	Government bond for the equivalent term of the options
Dividend yield	0.0%	Historical dividend yield, no dividends are proposed in the future
Marketability discount	30.0%	Refer to commentary 7.2.2

Source: Deloitte analysis

Our considerations regarding the more significant inputs are set out below:

7.2.1 Share price volatility

Taking into account the historical volatility of Zenyth's listed shares over the previous two years and the ASX as a whole, we have estimated the volatility of the underlying Zenyth share price to be approximately 50% per annum. This is consistent with volatility of companies in the biotechnology sector with projects at similar phases.

7.2.2 Marketability discount

The Black-Scholes option valuation model assumes that there is a liquid market for the options. We have applied a discount for lack of marketability to the value of the options to reflect that the options are unlisted and are not assignable or transferable.

In practice, and from a review of restricted stock studies, discounts for lack of marketability range between 10% and 50%. A discount for lack of marketability of 30% was selected to discount the value of each option.

Deloitte.

7.3 Valuation of the share options

Based on the above assumptions and methodology, the value of each option series is outlined in the table below.

Table 15: Valuation of share options

Series number	Expiry Date	Exercise Price	Number of Options	Consideration under the Option Scheme	Total consideration under the Option Scheme	Assessed valuation of options	Total assessed valuation of options
1	14 November 2006	$0.73	250,000	$0.11	$26,565	$0.12	$28,871
2	30 November 2006	$1.28	500,000	$0.01	$5,000	$0.01	$3,080
3	30 November 2006	$2.02	500,000	$0.01	$5,000	$0.00	$22
4	13 December 2006	$0.88	650,000	$0.01	$6,500	$0.07	$42,583
5	23 January 2008	$0.34	50,000	$0.52	$25,980	$0.39	$19,312
6	16 October 2007	$0.84	200,000	$0.06	$11,839	$0.15	$29,815
7	31 March 2009	$0.84	349,650	$0.12	$40,843	$0.22	$78,631
8	30 June 2009	$0.84	550,000	$0.13	$71,338	$0.24	$129,363
9	19 January 2010	$0.84	400,000	$0.15	$60,523	$0.26	$102,629
10	30 June 2010	$0.62	1,000,000	$0.34	$336,274	$0.33	$329,469
11	30 June 2011	$0.62	200,000	$0.36	$72,896	$0.36	$71,095
12	30 June 2012	$0.62	200,000	$0.39	$78,228	$0.38	$75,619
13	30 June 2013	$0.62	200,000	$0.42	$83,240	$0.40	$79,603
14	30 June 2010	$0.62	200,000	$0.34	$67,260	$0.33	$65,891
	Total		**5,249,650**		**$891,486**		**$1,055,982**

Source: Zenyth Management & Deloitte analysis

Based on the number of options outstanding and the fair market value of each option, the total value of the options is $1.1 million, which compares with the amount being offered by Zenyth under the Option Scheme of $0.9 million.

8 Evaluation and conclusion

In order to assess whether the Proposal and Option Scheme are in the best interest of the Shareholders and Optionholders as a whole, we have had regard to the fairness and reasonableness of the Proposal and Option Scheme, namely:

- assessed whether the Proposal is fair by estimating the fair value of an ordinary Zenyth share and comparing that value to the consideration to be received by Shareholders pursuant to the Proposal
- assessed whether the Option Scheme is fair by estimating the fair value of an option and comparing that value to the consideration to be received by Optionholders pursuant to the Proposal
- assessed the reasonableness of the Proposal and Option Scheme by considering other advantages and disadvantages of the Proposal and Option Scheme to Shareholders and Optionholders.

8.1 Valuation of consideration

The fair market value of the consideration offered under the Proposal is $0.86, as follows:

- a cash payment of 82 cents per Zenyth share
- approximately one Avexa share for each six Zenyth shares held, valued at $0.24 per Avexa share, based on the volume weighted average price for 30 days prior to the announcement, which equates to approximately $0.04 per Zenyth share.

8.2 Fairness of the Proposal

In order to assess whether the Proposal is fair we have compared the value of the consideration offered with the assessed value of Zenyth.

Table 16: Assessment of the Proposal

	Low value ($)	High value ($)
Assessed value of Zenyth	$0.77	$0.98
Value of total consideration	$0.86	$0.86

Source: Deloitte analysis

As the total value of consideration is within our assessed range, in our opinion the Proposal is fair.

8.3 Fairness of the Option Scheme

As the value of the consideration offered for six of the series is less than our assessed valuation, it is our opinion that the Option Scheme is not fair.

8.4 Reasonableness

ASIC Policy Statement 75 considers an offer to be reasonable if either:

- the offer is fair
- despite not being fair, but considering other significant factors, shareholders should accept the offer in the absence of any higher bid before the close of the offer.

As the Proposal is fair it is also reasonable. We have also considered the likely advantages and disadvantages to Shareholders of accepting the Proposal.

We have also considered the reasonableness of the Option Scheme based on an analysis of the likely advantages and disadvantages to optionholders of accepting the Option Scheme.

Advantages

- the consideration offered pursuant to the Proposal represents a significant premium to the Zenyth share price prior to the announcement on 17 July 2006. The consideration offered per Zenyth share represents:
  - a premium of 59% to the closing price for a Zenyth share on 14 July 2006 of $0.54 (the price may include speculation of the Proposal)
  - a premium of 79% to the 30-day VWAP of $0.48
  - a premium of 65% to the 90-day VWAP of $0.52
- the Option Scheme provides optionholders with an opportunity to realise a value for their options, the majority of which were "out of the money" prior to the announcement of the Proposal. As the options are neither listed on a stock exchange nor assignable/tradeable, in the absence of the Option Scheme holders of options currently have limited opportunities to realise value for the options
- the Option Scheme, for all but one series of options (series 1), provides Optionholders with a value in excess of the intrinsic value of the options based on the value of a Zenyth share implied by the Proposal. Intrinsic value represents the excess of the price of a Zenyth share under the Proposal over the exercise price of the option. The holders of series 1 options could achieve a better return by exercising their options and participating in the Proposal

Disadvantages

- Shareholders and Optionholders who accept the Proposal and Option Scheme may suffer an adverse cash flow impact through any capital gains tax or income tax payable on disposal of their Zenyth shares. Shareholders and Optionholders should consult their tax advisers in relation to their personal circumstances
- Shareholders and Optionholders who accept the Proposal and Option Scheme will be limiting the benefit derived from any potential upside in the projects being pursued by Zenyth. Our valuation of Zenyth recognises the substantial risks associated with pre-clinical stage projects, however, if a project does reach a commercial stage of development in future years, the value of Zenyth is likely to be significantly enhanced, at a point in time, to a stage that may significantly exceed the valuation assigned to the shares in this report.

Conclusion on reasonableness

The major disadvantage of the Proposal and the Option Scheme is that the Shareholders and Optionholders will lose the ability to participate in the large upside potential if a project, or a number of projects, are commercialised.

In our view, this disadvantage is offset by the ability of a Shareholder and Optionholder to realise the current potential in Zenyth's project pipeline, at a fair value, without undertaking the risks associated with maintaining an interest in the company.

The Option Scheme as a whole is not fair (as the value of the consideration offered for six of the series is less than our assessed valuation). As all but one series of Optionholders are receiving a value in excess of the intrinsic value of the options, incorporating an element of time value, and as the Option Scheme provides an opportunity to realise a value for the options which would otherwise be difficult to achieve, in our view, the Option Scheme is reasonable.

8.5 Conclusion

In our opinion, in the absence of a more favourable proposal from another party, the Proposal is fair and reasonable and it is therefore in the best interest of the Shareholders as a whole. An individual Shareholder's decision in relation to the Proposal may be influenced by his or her particular circumstances. If in doubt the shareholder should consult an independent adviser.

In our opinion, the Option Scheme is not fair but reasonable to Optionholders and on balance it is in the best interest of the Optionholders. An individual Optionholder's decision in relation to the Option Scheme may be influenced by his or her particular circumstances. If in doubt the optionholder should consult an independent adviser.

Deloitte

Appendix 1: Glossary

Reference	Definition
Abgenix	Abgenix Inc
Acuity	Acuity Technology Management Pty Ltd
AFSL	Australian Financial Services Licence
Amrad	Amrad Corporation Limited
ASIC	Australian Securities and Investments Commission
AstraZeneca	AstraZeneca UK Limited
ASX	Australian Stock Exchange Limited
$	Australian dollars
AUS	Australian Auditing Standards
Avexa	Avexa Limited
CAPM	Capital asset pricing model
CAT	Cambridge Antibody Technology Group PLC
COPD	Chronic Obstructive Pulmonary Disease
Corixa	Corixa Corp
CRC-CGF	Cooperative Research Centre for Cellular Growth Factors
CSL	CSL Limited
Deloitte	Deloitte Corporate Finance Pty Limited
EMRP	Equity market risk premium
FDA	United States Food and Drug Administration
FY	Financial year
G-CSF	Granulocyte Colony Stimulating Factor
GM-CSF	Granulocyte-macrophage colony stimulating factor
IL-13R	Interleukin-13 receptor
LSE	London Stock Exchange
Merck	Merck & Co., Inc.
NeuTec	NeuTec Pharma PLC
Novartis	Novartis Pharma AG
NYSE	New York Stock Exchange
OMX	Stockholm Stock Exchange
Part 3	Part 3 of Schedule 8 of the Corporations Regulations 2001 (Commonwealth)
Proposal / Proposed Scheme	The Share Scheme and the Special Distribution
R&D	Research and development
Section 411	Section 411 of the Corporations Act 2001
Section 640	Section 640 of the Corporations Act 2001
Share Scheme	A scheme of arrangement between CSL, Zenyth and its shareholders under which all Zenyth shares will be transferred to CSL for a cash payment of 82 cents per Zenyth share
Shareholders	Existing holders of Zenyth shares

Reference	Definition
SOCS	Suppressors of cytokine signalling
Special Distribution	A special pro-rata distribution by Zenyth to its shareholders of all shares it holds in Avexa, representing approximately one Avexa share for each six Zenyth shares held
SWOT	Strengths, weaknesses, opportunities and threats
The Explanatory Booklet	A booklet containing the detailed terms of the Proposal
VEGF	Vascular endothelial growth factor
WACC	Weighted average cost of capital
Zenyth	Zenyth Therapeutics Limited

Deloitte.

Appendix 2: Discount rate

The discount rate used to equate the future cash flows to their present value reflects the risk adjusted rate of return demanded by a hypothetical investor. Discount rates are determined based on the cost of an entity's debt and equity weighted by the proportion of debt and equity used. This is commonly referred to as the weighted average cost of capital ("WACC"). The WACC can be derived using the following formula:

$$WACC = \left(\frac{E}{V} * K_e \right) + \left(\frac{D}{V} * K_d (1 - t_c) \right)$$

The components of the formula are:

K_e	=	cost of equity capital
K_d	=	cost of debt
t_c	=	corporate tax rate
E/V	=	proportion of company funded by equity
D/V	=	proportion of company funded by debt

The adjustment of K_d by $(1- t_c)$ reflects the tax deductibility of interest payments on debt funding. The corporate tax rate has been assumed to be 30%.

As Zenyth does not currently carry any debt, we have calculated the debt to equity mix of Zenyth, at the date of this report, to be 0% debt and 100% equity and therefore applied a cost of equity rather than WACC to discount projected cash flows to their present value. This capital structure is not inconsistent with industry averages, as set out in Table 17.

In selecting an appropriate range of discount rates and in applying the selected discount rates to the cash flow projections, we have considered the following:

- Zenyth's cost of capital, as discussed below
- the projected cash flows have been probability adjusted to reflect the statistical likelihood of technical success. However, it does not necessarily capture the likelihood of commercial success, although it is usual for approved therapeutic products to also succeed commercially due to lack of competition. The actual technical outcome is binary, in that the project will either succeed (low probability) or not (high probability) succeed
- Zenyth's R&D programme requires it to incur a certain level of future costs, which may or may not result in the project progressing to the next stage of development
- the projects are at a very early stage and there is significant work to be undertaken to progress the projects, which may take longer and cost more than currently envisaged
- the milestone payments are fixed in terms of amount, although the timing of receipt will depend on when the milestone is actually met
- if a project overcomes the technical and commercial hurdles, the timing and quantum of the royalties received will vary from the projected royalties, perhaps significantly
- the end markets for which the projects are targeted are very large - if a project overcomes the technical and commercial hurdles then it could be extremely valuable. However, as discussed above, there is a very small likelihood (assessed above at between 4% and 16%) of this occurring
- for each of Zenyth's projects there are a number of other competing projects currently under research. Even if one of Zenyth's projects is technically successful, there may be a

similar product which reaches the market earlier (first mover advantage), or be more effective in treating patients. The opposite may also be true

- we are valuing Zenyth's portfolio of projects as a whole. The risk attached to a portfolio of products is likely to be less than the sum of the risk attached to each project
- depending on the milestone agreements for each product, Zenyth will be reimbursed for a proportion of the R&D costs incurred (specifically IL-13R). In this sense, the project costs could be considered to be partially self-funded, reducing the development costs to Zenyth as it is compensated along the way.

Cost of equity capital (K_e)

The cost of equity, K_e, is the rate of return that investors require to make an equity investment in a firm.

We have used the Capital Asset Pricing Model (CAPM) to estimate the K_e for Zenyth. CAPM calculates the minimum rate of return that the company must earn on the equity-financed portion of its capital to leave the market price of its shares unchanged. The CAPM is the most widely accepted and used methodology for determining the cost of equity capital.

Under the "classical" system of double taxation of dividends which existed in Australia until the introduction of dividend imputation in 1987 (and which still applies in many countries), the cost of equity capital under CAPM is determined using the following formula:

$$K_e = R_f + \beta(R_m - R_f) + a$$

The components of the formula are:

K_e	=	required return on equity
R_f	=	the risk free rate of return
R_m	=	the expected return on the market portfolio
β	=	beta, the systematic risk of a stock which can be objectively measured by the responsiveness of company returns to movements in returns earned on the market portfolio
α	=	specific company risk premium

Each of the components in the above equation is discussed below.

Risk free rate (R_f)

The risk free rate compensates the investor for the time value of money and the expected inflation rate over the investment period. The frequently adopted proxy for the risk free rate is the long-term government bond rate.

Our cash flow model projects cash flows in US$, which we have translated to $ at the current spot rate. Accordingly, in determining R_f we have taken the 10-year US Government Bond yield on 31 July 2006 of 4.98%. The 10-year bond rate is a widely used and accepted benchmark for the risk free rate. This rate represents a nominal rate and thus includes inflation.

Equity market risk premium (EMRP)

The EMRP ($R_m - R_f$) represents the risk associated with holding a market portfolio of investments, that is, the difference between the expected return on holding the market portfolio and the risk free rate. It is the excess return above the risk free rate that investors demand for their increased exposure to risk when investing in equity securities.

Selected EMRP

A recent study published in the 2005 edition of SBBI, by Ibbotson & Associates, estimates that the future EMRP for the US to be 6.1%, which is based on an arithmetic average.

The recent study undertaken for the Centre for Research in Finance at AGSM detailed a number of estimates for the EMRP. The EMRP calculated using arithmetic averaging of returns between January 1974 and June 2004, including October 1987, without adjusting for franking credits, was 5.81%. This EMRP is consistent with other studies in developed markets. In particular, Roger Ibbotson and Peng Chen, of Ibbotson & Associates and the Yale School of Management respectively, estimated the expected long-term equity risk premium in the US (relative to the long-term government bond yield) to be about 6% arithmetically and 4% geometrically (Financial Analysis Journal, Vol. 59, No. 1, February 2003).

We have adopted 6% as the EMRP for the purpose of our valuation.

Beta estimate (β)

Description

The beta coefficient measures the systematic risk of a company in comparison to the market as a whole. A beta of greater than one indicates greater market related risk than average, while a beta of less than one indicates less risk than average.

Deloitte.

The betas of various Australian industries listed on the ASX are reproduced below.

Figure 7: Betas for various Industries (as at December 2004)



2.5
2.0
1.5
1.0
0.5
0.0
Software & services
Media
Technology hardware & equipment
Insurance
Consumer durables & apparel
Pharmaceuticals & biotechnology
Chemicals
Banks
Diversified financials
Retailing
Commercial services & supplies
Metals & mining
Construction materials
Hotels, restaurants & leisure
Health care equipment & services
Capital goods
Real estate excluding investment trusts
Energy
Transportation
Paper & forest products and containers & packaging
Automobile & components
Food, beverage & tobacco
Telecommunication services
Food & drug retail and household & personal products
Real estate investment trusts
Utilities

Source: AGSM Risk Management Service

Deloitte.

The differences are related to the business risks associated with the industry. For example, the above diagram indicates the media industry is riskier than the utilities industry. The beta for an asset can be estimated by regressing the returns on any asset against returns on an index representing the market portfolio, over a reasonable time period.

Market evidence

In estimating an appropriate beta for Zenyth we have considered the betas of listed companies that are comparable to Zenyth.

Table 17: Analysis of betas for listed companies with comparable operations to Zenyth

Company Name	Currency	Enterprise value (m)	% Debt	Levered Beta	Unlevered Beta
Micromet Inc	USD	60.6	0.0%	1.38	1.38
Alexion Pharmaceuticals Inc.	USD	1,031.6	0.0%	1.28	1.28
XOMA Limited	USD	193.0	15.0%	1.13	1.01
Tanox Inc.	USD	469.9	0.0%	1.44	1.44
Seattle Genetics Inc	USD	164.8	0.0%	1.72	1.72
Dyax Corporation	USD	84.7	0.0%	1.73	1.73
Morphosys Ag	EUR	239.5	0.0%	1.28	1.28
Medarex Inc	USD	1,007.7	0.0%	1.65	1.65
Average					**1.44**
High					**1.73**
Low					**1.01**
Median					**1.40**

Source: Bloomberg

The comparable companies are described in Appendix 3.

The observed beta is a function of the underlying risk of the cash flows of the company, together with the capital structure and tax position of that company. This is described as the levered beta.

The capital structure and tax position of the entities in the table above may not be the same as Zenyth. The levered beta is often adjusted for the effect of the capital structure and tax position. This adjusted beta is referred to as the unlevered beta. The unlevered beta is a reflection of the underlying risk of the pre-financing cash flows of the entity.

Beta (β) factor

In considering an appropriate beta for Zenyth we have considered the following:

- the average unlevered beta for the companies that are comparable to Zenyth is 1.44 and range from 1.01 to 1.73
- the selected comparable companies are involved in R&D in projects targeted at similar indications
- Zenyth's current projects are at pre-clinical stages of development
- Zenyth's strategy is to develop projects to the completion of early-stage human trials to prove efficacy in humans and then to licence the IP to a third party
- the comparable companies have projects at different stages of development. This includes XOMA Limited that receives a royalty interest on an approved therapeutic antibody. The other companies have clinical trials under way in a number of projects
- Alexion, Medarex and Tanox have high enterprise values relative to Zenyth, based on high market capitalisations and we would expect smaller companies to have higher rates of return than larger companies.

Based on the above, we would expect the beta for Zenyth to be at the higher end of the comparable company range. We have adopted a levered beta for Zenyth of 1.50 to 1.75.

Specific company risk premium (α)

The specific company risk premium adjusts the cost of equity for company specific factors. The CAPM assumes, amongst other things, that rational investors seek to hold efficient portfolios, that is, portfolios that are fully diversified. One of the major conclusions of the CAPM is that investors do not have regard to specific company risks (often referred to as unsystematic risk).

There are several empirical studies that demonstrate that the investment market does not ignore specific company risks. In particular, studies show that:

- on average, smaller companies have higher rates of return than larger companies (often referred to as the size premium)
- on average, early stage companies have higher rates of return than mature companies.

Size premium

Several research studies indicate that smaller companies have higher rates of return than larger companies. The following table summarises the returns for different size categories from 1926 to 2003 for companies on the NYSE, the American Stock Exchange (AMEX) and the National Association of Securities Dealers Automated Quotation System (NASDAQ).

Table 18: Evidence of size premium

	Summary statistics of annual returns		
	Geometric mean (%)	Arithmetic mean (%)	Size premium (return in excess of CAPM)[1] (%)
Largest (1st decile)	9.6	11.4	(0.34)
Large (2nd decile)	10.8	13.2	0.50
Mid-cap (3rd – 5th decile)	11.3	14.2	0.91
Low-cap (6th – 8th decile)	11.7	15.7	1.70
Micro-cap (9th – 10th decile)	12.7	19.0	4.01

Source: Stocks, Bonds, Bills and Inflation Valuation Edition 2004 Yearbook, Ibbotson Associates

Note 1: calculated as the difference between estimated return in excess of the riskless rate

Early stage projects

Zenyth's major projects are in an early stage of development. As such, the Company has risks that are similar to an early stage business seeking to expand rapidly. Investors in early stage companies often require higher rates of return than investors in mature companies. Venture capitalists are a common source of equity capital for early stage investments. The Australian Venture Capital Guide provides the following indicative guidelines for their required rate of return.

Table 19: Venture capital required rates of return

Methodology	Required rate of return
Starting a new business	30.0% to 40.0%
Expanding a business, MBOs or MBIs	20.0% to 30.0%

Source: Australian Venture Capital Guide 2003

These rates of return are significantly higher than those required for mature listed companies. The reason that the discount rate required for an early stage company is different to that required for a mature company is because the relationship between business risks, finance risks and the cost of equity changes as a company progresses from an early stage company to a mature company. The relationship between business risk, finance risk and cost of equity is illustrated in the following figure.

Figure 8: Business risks, finance risks and cost of equity


Phase
Funding requirements
Business risk
Finance risk
Cost of equity
Pre-build
Low/Zero
High
High (but low debt)
High
Build
Peak
High
High
Consolidation
Medium
Stabilise
Low
Low
Low
Low

Source: Adapted from The Valuation of Businesses, Shares and Other Equity, 3rd edition, W. Lonergan

Selection of specific company risk premium

We have selected a specific company risk premium in the range of 2.0% to 3.0% for Zenyth.

In determining this premium we have had regard to the following:

- size premium: Zenyth's enterprise value is significantly less than the enterprise values of some of the comparable companies
- early stage of development: Zenyth's projects are in an early stage of development. For this reason, Zenyth is likely to be more exposed to a number of risks than companies with projects in clinical trials.

Deloitte.

Conclusion on cost of equity

Based on the above factors we have estimated a nominal post-tax cost of equity, Ke, to apply to Zenyth's cash flows, in the range of 16.0% to 18.5%, as follows:

Table 20: K_e applied to valuation of Zenyth

Input	Low	High
Risk free rate (%)	4.98%	4.98%
EMRP (%)	6.00%	6.00%
Beta	1.50	1.75
Specific company risk premium (%)	2.00%	3.00%
Cost of equity capital (Ke)	**16.0%**	**18.5%**

Source: Deloitte analysis

Appendix 3: Comparable company descriptions

Micromet Inc.

A biotechnology company that develops novel antibody-based drugs for the treatment of cancer, inflammation and autoimmune diseases.

Alexion Pharmaceuticals Inc

A biopharmaceutical company that researches and develops proprietary immunoregulatory compounds for the treatment of autoimmune and cardiovascular diseases. The company develops C5 complement inhibitors and Apogens which are two classes of potential therapeutic compounds designed to selectively target specific disease-causing segments of the immune system.

XOMA Limited

A biopharmaceutical company that develops and manufactures genetically engineered protein, peptide, and antibody pharmaceuticals. The company's medical targets include bacterial and fungal infections, infectious complications, and immunologic and inflammatory disorders. XOMA's primary drug development platform is bactericidal/permeability-increasing protein.

Tanox Inc.

A biopharmaceutical company with expertise in monoclonal antibody technology. The company discovers and develops therapeutic monoclonal antibodies designed to address medical needs in the areas of asthma, allergy, inflammation, and other diseases affecting the human immune system. Tanox' Xolair is an anti-immunoglobulin E antibody for allergic asthma.

Seattle Genetics Inc.

A company that discovers and develops monoclonal antibody-based drugs to treat cancer and related diseases. The company's technologies increase the potency and efficacy of monoclonal antibodies with specificity for cancer.

Dyax Corp.

A biopharmaceutical company focused on the discovery, development and commercialization of antibodies, small proteins and peptides as therapeutic products for medical needs, particularly in the areas of inflammation and oncology. The company currently has two recombinant proteins, DX-88 and DX-890, in phase II clinical trials.

MorphoSys AG

A biotechnology company. The company that uses proprietary technology to develop human antibodies tailored to treat specific diseases. MorphoSys is developing medicines to treat cancer and inflammation.

Medarex Inc.

A biopharmaceutical company developing antibody-based therapeutics to fight cancer and life-threatening and debilitating diseases. The company has several products in clinical development for the treatment of cancers and leukaemia, autoimmune diseases, and ophthalmic conditions. Medarex also creates and develops human antibodies for itself and others.

Deloitte.

Appendix 4: Comparable transactions

Below are the details of comparable market transactions, listed by target company.

Table 21: Biotechnology transactions

Target company	Acquirer	Country	Date effective	Transaction Value ($m)	Premium 1 day (%)	1 week (%)	4 weeks (%)
NeuTec	Novartis	Britain	n/a	567.3	13.5	111.3	109.8
Cambridge Antibody Technology	AstraZeneca	Britain	n/a	1,035.1	66.9	69.9	67.5
Abgenix	Amgen	USA	Apr-06	2,127.3	58.6	57.3	67.7
Corixa	GlaxoSmithKline	USA	Dec-05	300.8	47.7	48.7	51.7
Average					**46.7**	**71.8**	**74.2**
Average – market weighted					**53.6**	**67.5**	**71.1**

Source: SDC Platinum and Deloitte analysis

NeuTec

Novartis Pharma AG (Novartis) of Switzerland, a wholly-owned unit of Novartis AG declared unconditional its tender offer to acquire the entire ordinary share capital of NeuTec Pharma PLC (NeuTec), a Manchester-based manufacturer of pharmaceuticals, for GB£10.5 (US$19.523) in cash per share, or a total value of GB£305.12 million (US$567.31 million).

CAT

AstraZeneca PLC (AstraZeneca) declared unconditional its tender offer to acquire the remaining 80.8% interest, or 41.725 million ordinary shares, which it did not already own, in CAT, a Cambridge-based manufacturer of pharmaceuticals, for GB£13.20 (US$24.81) in cash per share, or a total value of GB£550.77 million (US$1.035 billion).

Abgenix

Amgen acquired all of the outstanding common stock of Abgenix Inc (Abgenix), a company specializing in the development and manufacture of human therapeutic antibodies, for US$22.50 in cash per share, or a total value of US$2.127 billion. The transaction was subject to regulatory approvals.

Corixa

GlaxoSmithKline PLC acquired all the outstanding common stock of Corixa Corp (Corixa),a biotechnology company, for US$4.40 in cash per share, or a total value of US$300.833 million, including the assumption of an undisclosed amount in liabilities. The transaction was subject to the approval of Corixa stockholders and regulatory authorities.

Deloitte.

Appendix 5: Acuity Report

7 September 2006

Deloitte Corporate Finance Pty Limited
180 Flinders Street
Melbourne VIC 3000


cuity

TECHNOLOGY MANAGEMENT

Acuity
Technology
Management Pty Ltd

ABN 68 005 777 417

83 Manning Road
Malvern East
Victoria 3145
Australia

Tel: (03) 9572 0831
Fax: (03) 9572 0832
Mobile: 04 1111 4457
E.mail: acuity@bigpond.com

Dear Sirs

Independent Industry Report – Zenyth Therapeutics Limited

This report has been prepared at the request of Deloitte Corporate Finance Pty Limited (Deloitte Corporate Finance) for inclusion in an independent expert's report to be addressed to the Directors of Zenyth Therapeutics Limited (Zenyth or the Company). We understand that the independent expert's report will be dated on or about 23 August 2006 and will be included in an Explanatory Scheme Booklet to be provided to Zenyth shareholders in relation to the proposed acquisition of all outstanding shares in Zenyth by CSL Limited (CSL) by way of a scheme of arrangement (the Scheme). Deloitte Corporate Finance is required to provide an opinion whether the proposed offer by CSL is in the best interest of Zenyth's shareholders.

The consideration offered by CSL consists of 82 cents per Zenyth share. In addition, there will be a separate special distribution of a pro-rata capital return to Zenyth's shareholders of Zenyth's shareholding in Avexa Limited.

Acuity Technology Management Pty Ltd (Acuity) has been requested by Deloitte Corporate Finance to review the technology, patents and licence agreements held by Zenyth and provide financial projections for the various Company projects which will form the basis for a valuation of intangible assets to be undertaken by Deloitte Corporate Finance.

Zenyth is a developer of antibody-based therapeutic products and its intangible assets include:

- owned or licensed-in patents which underpin these proposed products,
- additional research results pertinent to the further development and exploitation of research, and
- agreements with various parties to collaboratively develop and commercialise potential products.

Management consultancy
to
high technology
industries.

Project management
Technology assessment
Valuation
Financial analysis
Research management
Market research
Quality assurance

Specifically, we were required to provide a report on the following matters:

- an overview of the Company and its projects including its patents,
- analysis of the potential markets for the Company's projects,
- an analysis of the possible routes to market for the Company's projects,
- an assessment of the technical and commercial risks for the Company's projects,
- together with an assessment of the projects' probability of success in their respective market,
- an assessment of the potential market size, market penetration and time to market for the Company's projects,
- cash flow forecasts by project over the expected life of the patents, and
- probability adjusted cash flows based on the above analysis.

We understand that Deloitte Corporate Finance will rely on this report and the cash flow models that we have provided in undertaking its own valuation of the Zenyth intangible assets and preparing its independent expert's report.

1 *Zenyth Therapeutics*

1.1 History

Zenyth's predecessor company, Amrad Corporation Limited (Amrad), was formed in 1986 as a public unlisted company to develop, protect and commercialise research from leading Victorian medical and scientific research institutions. Founding shareholders were the State of Victoria and four Victorian medical research institutes. The State Government provided the initial capital base. The company's aim was to establish an Australian-owned pharmaceutical company aligned with the existing medical research resources and with adequate financial backing and managerial expertise to value-add to Australia's research base.

To engender cooperation between Amrad and the founding medical research institutes, an arrangement was initiated whereby each of the institutes gave a first right to negotiate funding of, and commercial rights to, certain projects at the institute in exchange for a contingent equity interest through the issue of shares. These pre-emptive rights no longer exist and are not a consideration in valuing current intangible assets.

A number of private capital raisings were undertaken by Amrad prior to its initial public offering and stock exchange listing in 1996.

In addition to its pharmaceutical research activities, Amrad operated two profitable marketing businesses: one based on licensed-in ethical pharmaceuticals, Amrad Pharmaceuticals – a joint venture with Merck Sharpe & Dohme (Australia) Pty Ltd; and the other in laboratory reagents, instrumentation and diagnostic products, referred to as biotechnology products, Amrad Biotech. Through these related business activities Amrad built an infrastructure, beyond R&D, in manufacturing, marketing, sales and distribution, which, at the time, improved its balance of commercial activities compared to other young R&D oriented companies.

In 1998, the company acquired ICT Diagnostics Ltd with the objective of entering the medical diagnostics field. This company was sold soon after because of disappointing financial results.

In December 1999, Amrad sold Amrad Biotech to Chemicon International, Inc. for $14 million as part of a refocussing of the company on its core pharmaceutical R&D strengths, a process which continued for several years. It also sold its 55% stake in Amrad Pharmaceuticals in 2000 for $20.75 million, with payment received over a four year period.

Part of the consolidation process included the 1999 sell down of its interest in the natural product's screening business, Amrad Discovery Technologies, subsequently renamed Cerylid Biosciences Ltd, with Zenyth currently holding 10,280,000 shares. In 2004, Amrad spun out its anti-infective pharmaceutical business into Avexa Limited. Zenyth retains equity in Avexa with a holding of 21,062,000 shares.

A number of Amrad's earlier research programs had progressed to clinical trials stage but were either abandoned following a failure to demonstrate adequate efficacy or discontinued as a consequence of the decision to narrow the focus of research activities.

In December 2005, Amrad Corporation Limited changed its name to Zenyth Therapeutics Limited.

1.2 In-process R&D

Zenyth's business strategy is to focus on antibody-based therapeutics and to research and develop a portfolio of projects which have strong patent protection and high commercial potential to the completion of early-stage human trials, generally Phase IIa at which point there is some evidence of efficacy in humans. Once this has been achieved the Company will seek to out-licence the intellectual property.

Zenyth currently supports research into four pharmaceutical entities and a number of other programs which are not discussed in detail in this report. Table 1 presents the leading projects and potential applications, along with the expiry year for the most recent patent applications (indicative of the life of an out-licence contract), current clinical development status and an estimated commencement of clinical trials (Acuity's estimates).

Discovery, in the context of the present valuation, refers to the fact that a compound or antibody suitable to progress into formal preclinical development has still to be developed. Preclinical development refers to the fact that a candidate has been identified, or at least short listed along with a number of potentially promising molecules, and is undergoing a program to demonstrate adequate safety and efficacy to justify human testing.

Table 1: Current Projects

Project	Collaborating Partner	Patents (latest expiry)	Indication	Status	Comm. Human Trials
IL13Rα1	Merck & Co	2023	Severe asthma	Preclinical	2007
IL13Rα1	Merck & Co	2023	Chronic obstructive pulmonary disease	Preclinical	2011/12
GM-CSFRα	CAT	2026	Rheumatoid arthritis	Preclinical	2007
GM-CSFRα	CAT	2026	Multiple sclerosis	Preclinical	2011/12
G-CSF	MuriGen	2023	Chronic obstructive pulmonary disease	Discovery	2009/10
G-CSF	MuriGen	2023	Rheumatoid arthritis	Discovery	2012/13
VEGF-B	LICR	2023	Rheumatoid arthritis	Discovery	2009/10
VEGF-B	LICR	2025	Colorectal cancer	Discovery	2012/13

The interleukin-13 receptor (IL13Rα1) antagonist is an antibody which was developed by the Company to bind to the receptor and block the processes that would normally follow the attachment of IL13 cytokine. The α1 subunit of the receptor is activated by both IL13 and another cytokine, IL4, both of which are thought to be involved in the pathology of asthma and other respiratory diseases. This receptor was discovered by Walter & Eliza Hall Institute of Medical Research (WEHI) researchers in a collaboration that involved the Cooperative Research Centre for Cellular Growth Factors (CRC-CGF) and Zenyth has patents covering this receptor as a therapeutic target and antibodies to the receptor. Zenyth licensed access to the UltiMAb® human antibody technology of Medarex, Inc. to produce human antibodies. An optimized lead antibody has been selected for full preclinical development by partner company, Merck, with asthma the initial targeted indication.

The granulocyte-macrophage colony-stimulating factor (GM-CSF) receptor program is also derived from the CRC-CGF and is supported by extensive studies undertaken at the Royal Melbourne Hospital. These studies demonstrated that GM-CSF plays an important role in the development of rheumatoid arthritis in animal models of the disease. In these models, blocking the activity of GM-CSF with an antibody was able to significantly reduce the development of disease pathology and this suggests that antagonists of GM-CSF may also be useful in the treatment of human disease. An antibody that binds to the human GM-CSF receptor and which blocks GM-CSF activity has been developed by Zenyth in conjunction with Cambridge Antibody Technology (CAT, now a wholly owned subsidiary of AstraZeneca).

The G-CSF collaboration aims to develop therapeutic molecules that inhibit the activity of the cytokine granulocyte colony-stimulating factor (G-CSF), or its receptor. G-CSF regulates the production of key inflammatory cells and scientists at WEHI have demonstrated that blocking G-CSF activity can have an impact on the development of inflammatory disease in animal models. Treatment was effective even once disease was established and was comparable to the effect seen with anti-TNF antibodies, the target of current highly successful treatments. Further support comes from the observation that administration of G-CSF to a mouse with induced arthritis exacerbated the disease. This is an early stage project with suitable antibodies still to be developed.

In addition to the WEHI patents which cover the use of antagonists of G-CSF, Zenyth has an exclusive license to murine (mouse) anti-G-CSF receptor antibodies developed by the Ludwig Institute of Cancer Research (LICR) and patents covering such antibodies.

VEGF-B is a member of the vascular endothelial growth factor cytokine family. These cytokines regulate that activity and function of endothelial cells and are essential to the development and growth of new blood vessels. The process of new blood vessel formation is referred to as angiogenesis and has been demonstrated to be a feature of various pathologies including rheumatoid arthritis. The growth of solid tumours also relies on angiogenesis. Inhibiting angiogenesis by a variety of mechanisms is receiving considerable attention in the development of cancer therapies. Genentech's Avastin® is a monoclonal antibody inhibitor of VEGF-A activity and the potential of VEGF-B antibodies has been demonstrated in mice with implanted tumours. Zenyth also has evidence supporting a role for VEGF-B in the development of rheumatoid arthritis.

Zenyth and LICR independently filed patents covering VEGF-B and its modulation by way of antibodies. These patents are the subject of a licensing arrangement with a sharing of costs and income.

Collaborations

Zenyth's main commercial collaborators are:

- Merck and Co., Inc., one of the world's largest pharmaceutical and vaccine producers. Merck has a licence and research collaboration agreement with Zenyth for the further development of IL13Rα1 antibodies whereby Merck meets all expenses and has the right to globally market products for all indications.

- Cambridge Antibody Technology Limited, acquired by AstraZeneca in 2006, has in collaboration with Zenyth developed a human antibody against the GM-CSF receptor. The antibody is currently undergoing formal preclinical testing. The relationship between the companies is a 50:50 cost and profit share.

- MuriGen Therapeutics Limited, a company formed by the WEHI, has exclusively licensed the WEHI patents covering the use of G-CSF antagonists in inflammatory disease and has entered into a collaboration with Zenyth to jointly fund R&D of a G-CSF antagonist on a cost sharing basis through to completion of proof-of-concept in human clinical trials. As MuriGen is a recently formed entity there is a risk that it may not be able to meet its commitments in funding the G-CSF project.

Zenyth's major research collaborators are:

- Walter and Eliza Hall Institute of Medical Research in Melbourne is one of the world's leading medical research centres. The Institute's international reputation has been built upon major contributions to immunology, haematology, cancer, malaria and autoimmune diseases, including diabetes, multiple sclerosis, coeliac disease and rheumatoid arthritis.

- Ludwig Institute of Cancer Research is a global, non-profit organisation with a commitment to discovering treatments for cancer. LICR has nine Branches in Australia, Brazil, Belgium, Sweden, Switzerland, UK and USA.

Disease Targets & Markets

Asthma

A proposed outcome of the IL13Rα1 project is a product for the treatment of severe asthma. Asthma can be defined as a reversible bronchial obstruction, characterised by recurrent attacks of breathlessness and wheezing due to inflammation and hyper-responsiveness of the lung bronchi. Asthma cannot be cured, but in most cases its effects may be minimised through change and control of environment, and drugs. However, around 10% of asthmatics suffer from a severe, persistent form of the disease which is inadequately controlled by current treatments and it is this population that may benefit from Zenyth's discoveries.

Corticosteroids and long-acting β2 agonists are used in the prophylaxis of asthma. These drugs reduce airway hyper-responsiveness and bronchial mucosal inflammatory reactions, such as oedema and mucous secretion. Two classes of corticosteroids are commonly used: (a) inhaled steroids, such as beclamethasone, are indicated for first line prophylactic use; and (b) oral steroids, such as dexamethasone and methylprednisolone, are used as short course rescue therapy in the control of exacerbations of asthma. They are used to prevent attacks in severe asthma where control of symptoms cannot be achieved with maximal doses of inhaled steroids and bronchodilators.

Asthma affects an estimated 17.2 million persons in the USA and 12.5 million are on prophylactic treatment. In 1997, there were more than 1.8 million emergency department visits, and 8.4 million GP visits due to the disease. Almost one million people spent an average of 3.2 days in hospital with asthma. It has been estimated that the global burden of asthma is on the order of 300 million people[1]. In developed countries incidence is rising by a dramatic 50% per decade.

US citizens spend over US$6 billion a year on asthma related health care expenses, from hospital and physician costs to pharmaceuticals. The average cost of asthma treatment in the US is US$600 per year, however mild asthma costs US$77 a year per capita, compared with US$13,500 for severe asthma[2]. The average cost of one asthma-related hospitalization for a child in 2003 was US$7,538.[3]

The world market for all types of anti-asthma drugs exceeds US$13 billion and is growing rapidly (over 10% pa) as the incidence of the disease increases. The leading product in 2005 was Advair®/Seretide® (GlaxoSmithKline) with US$5.5 billion in sales, while three other products sold more than US$1.0 billion each.[4] The effectiveness of these drugs is variable and there is growing concern with adverse side-effects from long term usage of corticosteroids.

An antibody product, Xolair® (Genentech, Inc.), is on the market for asthma. It is a humanised antibody that targets a naturally occurring antibody, IgE, that is a key factor in allergic asthma. Xolair sold US$188 million in its first full year of sales in 2004, and US$321 million in 2005, with an annual per patient cost of US$10,000 to $12,000.[5]

Rheumatoid Arthritis

Arthritis and other rheumatic conditions are among the most common chronic diseases. Arthritis prevalence increases with age, affecting approximately 60% of the population aged 65 years or older. As a result of population demographics trending towards a larger percentage of elderly persons, the number of people living with nonfatal but disabling conditions such as arthritis is increasing.

The World Health Organisation estimates that there are 165 million people in the world with rheumatoid arthritis. The US loses about US$116 billion, approximately 1.4% of US gross domestic product, in medical care and indirect costs every year because of arthritis. Of this, US$51.1 billion is in direct medical expenses.

---

[1] Global Burden of Asthma. May 2004. http://www.ginasthma.com/
[2] PharmaProjects, January 1999.
[3] US Department of Health and Human Services' Healthcare Cost and Utilization Project.
[4] Med Ad News 25(6):36, June 2006.
[5] Genentech, Inc. press release 10 Jan 2006 (http://www.gene.com/gene/news/press-releases)

The most common type of arthritis is osteoarthritis, affecting more than 16 million Americans. Rheumatoid arthritis affects 2.5 million Americans with only about 68% of patients (or 1.7 million patients) diagnosed with the condition. Of the diagnosed patient population, only 60% (or 1 million) are actually treated with pharmaceutical therapies for the disease. Other patient management options include a change in lifestyle, eg. exercise and diet, and surgery. Around half the medically treated patients, or 500,000 people in the USA, are on methotrexate, and about half of those patients (about 250,000) continue to experience some residual disease and could benefit from additional therapy.

Arthritis and other rheumatoid conditions may be treated by a number of prescription drugs, over the counter (OTC) pain relief products and supplements. Until recently, non-steroidal antiinflammatories (NSAIDs) were the main source of relief, but these have been dramatically surpassed by the cyclooxygenase inhibitors (coxibs). It is estimated that, prior to the withdrawal of the coxib Vioxx, 60% of drug sales to the sector were coxibs (Celebrex®, Vioxx®, Bextra®,) and 20% NSAIDs (Voltaren®, Advil®). Other drugs included disease-modifying anti-rheumatic drugs (DMARDs) (Avara®, methotrexate) and the newer biological therapeutics (Enbrel®, Remicade®, Humira®).

Current antibody therapies are directed at the inflammation inducing cytokine, tumour necrosis factor-α (TNF-α). The cytokine is released late in the inflammatory biochemical chain and is just one of several cytokines involved in inflammation. Centocor's (a Johnson &Johnson subsidiary) Remicade® falls into this class.

Up to half of patients treated with anti-TNF biological therapies fail to achieve a satisfactory response in their symptoms and hence the initial target population for Zenyth's therapeutics is the TNF inadequate responder patient population.

Prescription anti-arthritic drugs had global sales of US$15.8 billion in 2005 led by Enbrel® with sales of US$3.657 billion.[4] The antibodies, Remicade® (Schering-Plough and Johnson & Johnson) and Humira® had sales of US$3.547 billion and $1.4 billion respectively. Celebrex®, saw sales slump from US$3.3 billion in 2004 to $1.73 billion in 2005.

Chronic Obstructive Pulmonary Disease

Chronic obstructive pulmonary disease is a chronic lung disease that includes two main illnesses: chronic bronchitis and emphysema. Chronic bronchitis is inflammation and eventual scarring of the bronchi (airway tubes) while emphysema is enlargement and destruction of the alveoli (air sacs) within the lungs. Many patients with chronic obstructive pulmonary disease have both of these conditions. Persons with chronic obstructive pulmonary disease have difficulty breathing because they develop smaller air passageways and have partially destroyed alveoli. The disease develops over many years and is invariably caused by cigarette smoking.

About 14 million people in the US have chronic obstructive pulmonary disease.

There is no cure for chronic obstructive pulmonary disease but a number of medicines may provide some relief. These medicines can include antibiotics and steroids. Newer drugs include Spiriva® and Combivent® with combined 2005 sales of US$1.9 billion.[4] Some people with more advanced disease need to use oxygen while those with very serious chronic obstructive pulmonary disease might have surgery to remove the affected part of the lung or a lung transplant.

Multiple Sclerosis

Multiple sclerosis afflicts an estimated 2.5 million people worldwide, with nearly half a million in North America and 400,000 in Europe. It is an autoimmune disease in which the body's own immune system attacks the protective myelin sheath of the nerve fibres in the central nervous system. Without myelin, the nerves cannot conduct impulses and communicate with other nerves and sufferers initially experience degrees of disability and loss of control of body functions. It is a progressive disease affecting the nervous system over many years eventually leading to severe incapacitation.

There is no known cure for multiple sclerosis. However, interventions can be made to reduce the frequency and severity of flare-ups (called relapses). There have been few treatments available for the chronic progressive form of the disease, while sales of drugs for the relapsing remitting form, which is found in approximately 50% of multiple sclerosis sufferers, exceeded US$6.0 billion in 2005.[4] Steroids are currently used to improve symptoms of acute attack but these have no long-term benefits and cause significant side-effects. Therefore, current research is being focussed on modifying the pathological processes of the disease itself, generally by means of inhibiting the body's destruction of myelin sheath and the ensuing nerve damage.

Of the recently approved agents, three are beta interferons (Betaseron®/Betaferon®, Chiron Corporation; Avonex®, Biogen IDEC; and Rebif®, Serono Laboratories). A fourth product, Copaxone®, Teva Pharmaceutical, also reduces the severity of attacks. While its efficacy in comparison to beta interferons is still being debated, it does not have the same side-effects and so is a preferred long-term treatment. Its mode of action has not been fully elucidated but it is known to induce a class of immune cells, known to be deficient in multiple sclerosis, which competitively inhibit the effect of myelin destroying proteins.

On June 5, 2006, the US Food and Drug Administration (FDA) gave approval for the reintroduction of Tysabri® (Biogen IDEC, Elan) as monotherapy treatment for relapsing forms of multiple sclerosis.[6] The product, which costs in excess of US$2,000 per month of treatment, had earlier been withdrawn due to a risk of progressive multifocal leukoencephalopathy, an opportunistic viral infection of the brain that usually leads to death or severe disability.

The cost per patient per year for these drugs in the UK and USA are about US$12,000 for Avonex®, US$10,000 – $13,000 for Betaferon®, US$8,000 – $11,000 for Copaxone® and US$10,600 - $15,000 for Rebif®.

---

[6] http://www.tysabri.com/

Colorectal Cancer

Colorectal cancer is second only to lung cancer in causing cancer-related deaths in western societies. There were about 148,300 new cases diagnosed in the USA and 56,600 deaths from colorectal cancer in 2002. Survival rates are higher if the cancer is detected early. Treatment depends on stage and location of the tumour and may involve surgery, radiation and chemotherapy.

Global sales of cancer drugs in 2005 were US$23.5 billion of which US$4.878 billion were for colorectal cancer. The main drugs used for treating colorectal cancer were Eloxatin® (a platinum derivative), Camptosar® (an enzyme inhibitor) and the monoclonal antibody, Avastin®.

The selling prices of newer cancer treatments has attracted much attention lately. ImClone's Erbutix® for colon cancer costs US$17,000 a month and Avastin® costs US$4,400 a month. Zevalin for a rare form of lymphoma costs US$24,000 a month. Herceptin® cost over US$35,000 per course. Generally, most cancer treatments now cost in excess of US$10,000 per course.

Antibody Therapeutics

Antibodies as pharmaceutical agents is a rapidly emerging field that has seen great clinical success over recent years. As a result, antibodies are quickly becoming a centrepiece of the biotherapeutics arena.

Protein-based therapeutics account for the great majority of biopharmaceutical revenues, but monoclonal antibodies have, according to Decision Resources[7], become, "The single most dynamic sector in commercial pharmaceutical biotechnology." In 1998, a global industry survey identified approximately 700 antibodies from over 260 companies that are in development or on the market for virtually every fatal or debilitating disease, with about a third of these targeting cancers.

The ability of the body to counteract invading organisms and foreign substances is, in part, mediated by antibodies. In producing an immune response, the body generates a vast array of antibodies with differing properties designed to maximise their neutralising effect. The use of antibodies as therapeutic agents is best served by a single molecule of defined specificity, and these are referred to as monoclonal antibodies. The ability to "create" monoclonal antibodies was discovered in 1975 and for many years they were always produced as mouse antibodies because the procedures to make them could not be replicated in humans. Administration to humans of mouse antibodies causes an immune response which can neutralise the intended effects of the antibody and cause illness to the recipient. More recently, however, techniques have been developed to combine the active region from a mouse antibody with the constant region of a human antibody, referred to as chimaeric antibodies. Other techniques have been developed, some by Zenyth's partners, to transform mouse antibodies to human (humanised antibodies) or to produce fully human antibodies.

---

[7] Chemical Market reporter, 30 October 2000.

It is the ability to produce human or humanised monoclonal antibodies that has lead to the resurgence in interest in their use as therapeutic agents. These antibodies can be produced to be highly selective for a particular target with the consequence that they will neutralise the target or block its action by binding to a receptor.

Another recent target for biotechnology has been the cytokines of which more than 150 have now been identified. Cytokines are signalling proteins that, like hormones, provide cell to cell communication. The inhibition of cytokine activity has proven highly successful for a number of disease states including arthritis. Zenyth's research centres around the development of antibodies to cytokines or their cell receptors as well as the development of other techniques for blocking cytokine activity.

Antibody products have proved to be highly successful and profitable therapeutics. They are well accepted by patients and physicians. As a result, products such as Rituxan®, Remicade®, Humira®, Herceptin® and others combined for sales of over US$10 billion in 2004.

By 2010 the market for antibody therapeutics is projected to be well over US$30 billion.[8] This rapid growth has not escaped the notice of major pharmaceutical companies, which are now actively investing in antibody-focused R&D to bring new antibody therapeutics to market.

PDL BioPharma (previously Protein Design Laboratories), Abgenix (acquired by Amgen in 2005 for US$2.2 bil), CAT (now part of AstraZeneca), Genentech and Medarex are considered the dominant players in development of monoclonal antibody-based therapeutics. These companies have developed methods for producing humanised and fully human antibodies, and each of these companies has strong and relatively clear-cut intellectual property positions for its antibody development modalities.

Other companies active in antibody development include: Amgen, Micromet, Alexion, Xoma, Tanox, Seattle Genetics, Dyax, Genmab and Morphosys.

Expected Cash Flows

The Zenyth projects are all "in-process" in that further research is required before the proposed products can be administered to humans and protracted clinical trials are required before marketing approvals can be obtained. In some cases, the definitive or preferred antibody product has not been decided. In all cases, proof that an effective and safe therapy is achievable has not been shown. This is both a weakness, in that the ability to treat the disease is unknown, and a strength because no existing drug is based on the hypothesis and the proposed drug may be unique in the marketplace. Hence, all projects have considerable inherent R&D risk before a product can be launched.

[8] Monoclonal Antibody Therapies: Evolving into a $30 billion market, Datamonitor, April 15, 2005.

To assist Deloitte Corporate Finance Limited in determining the value of intellectual property owned by Zenyth Corporation, Acuity has prepared financial models of expected cash flows for each of the projects currently under active development by the Company. Expected cash flows are defined as the difference between income and expenses as may occur if everything went to plan which have been probability adjusted to reflect the likelihoods of successfully completing the specific R&D phases and realising the potential sales and expenses.

Valuing in-process R&D on the basis of expected cash flows is common and accepted practice in the pharmaceutical industry.

Expected revenues are based on:

- an assessment of markets for the proposed products deriving from incidence and prevalence data,
- a market share estimate deriving from knowledge that blockbuster drugs achieve majority market share and tempered by the fact that in all targeted indications there are many drugs under development with the potential to be market leader, and
- a selling price based on existing antibody treatments or biotherapeutics.

For each project, milestone receipts and royalties are as stipulated in current agreements, less royalties payable to collaborators, or are based on industry averages.

The market is based on estimated incidences of the particular disease states in the USA factored up by 50% to include the rest of the world on the basis that the US is currently the largest market for expensive antibody therapies.

Expenses on individual projects are obtained from Zenyth budgets for the current year, and in some cases subsequent years, which we believe adequately reflects requirements for the achievement of research objectives and complies with commitments under existing agreements. Corporate overheads are apportioned across projects relative to the anticipated research spending on each. Longer term expenses are based on industry averages, for example estimates of costs for animal studies and estimates of patient numbers required for clinical trials multiplied by average costs per patient.

Phase transitional probabilities derive from published data on antibody success rates and our own risk assessment particularly for the initial discovery and pre-clinical development stages. One source of such data is from the Tufts University Centre for the Study of Drug Development in the USA which has analysed successes in bringing antibody therapies to market.[9] Tufts report an average likelihood for humanised antibodies of completing Phase I to approval of 18%. Considered risk factors also include:

- consideration of patent granting where patents are still in a provisional or pending stage,
- R&D risk associated with discovery and candidate selection,
- risk associated with proposed mechanism of action (namely, has it been proven that the proposed receptor blocking will alter the course of the disease), and

[9] JM Reichert, *et al.* Monoclonal Antibody Successes in the Clinic. Nature Biotech 23(9):1073, 2005.

- the strength of technical and commercial expertise and financial viability of the partner company.

The life of cash flows is considered to be to the expiry of the most recently applied for patent. Although it is likely that products will continue to be sold beyond the patents' lives it is usual for licensing agreements to stipulate payment of royalties only during the term of patents.

Acuity also provided Deloitte Corporate Finance with information on expectations about possible variations in the amount and timing of those expected cash flows to assist with the preparation of sensitivity analyses.

Table 2 summarises the main assumptions in the financial models prepared for Deloitte Corporate Finance:

Table 2: Assumptions used in Financial Models

Project	Product Launch	Patient Pop'n at launch	Market Penet'n	Estimated Wholesale Price US$	Peak Sales US$	Cumulative Probability %
IL13Rα1 asthma	2014	1.7m	10%	11,000	2,000m	16.1%
IL13Rα1 COPD	2018	3.0m	10%	11,000	3,300m	7.2%
GM-CSFRα RA	2014	360,000	15%	14,000	900m	14.6%
GM-CSFRα MS	2019	400,000	10%	11,000	500m	6.5%
G-CSF COPD	2018	2.9m	15%	11,000	5,000m	4.5%
G-CSF RA	2019	400,000	15%	14,000	750m	6.1%
VEGF-B RA	2016	380,000	15%	14,000	900m	10.2%
VEGF-B Cancer	2018	190,000	15%	35,000	1,100m	4.4%

Qualifications & Declarations

Acuity is a consultancy firm that advises on R&D and its commercialisation with a particular emphasis on healthcare and biotechnology. Acuity undertakes technology and market assessments of projects and provides advice to the developers of high technology products and processes on intellectual property protection and commercialisation. The author of this report, Dr David Randerson, has over 30 years experience as a practicing biomedical engineer and research adviser. He has managed commercial and academic research programs, taught science and engineering at tertiary institutes and worked in the medical device and pharmaceutical industries.

The financial modelling makes certain assumptions in relation to the revenue prospects. The projections derive, in part, from information that we have obtained from Zenyth, a

number of publicly available sources and our own judgement in relation to projections based on this information.

In presenting these figures, we are making no representation that further research and development will be successful, or that market growth and penetration will be realised. We consider that the projections are based on reasonable assumptions with regards to the markets and that, following adjustment for risk, provide a sound basis for the preparation of a valuation.

Neither Acuity nor its principal has any pecuniary interest in Zenyth or CSL that could be regarded as affecting the ability to provide an unbiased opinion of the matters contained in this report. Acuity will receive a professional fee for the preparation of this report.

This report was submitted in draft form to Zenyth for comment on factual accuracy prior to finalisation.

We have given our written consent to the issue of this report as part of Deloitte Corporate Finance's independent expert's report to be included in the Explanatory Booklet to be provided to Zenyth shareholders and option holders in relation to the proposed acquisition of shares by CSL Limited and the proposed cancellation of options.

Yours sincerely

David H Randerson, BE, PhD, FAICD
Managing Director

Appendix 6: Sources of information

In preparing this report we have had access to the following principal sources of information:

- The report dated 24 August 2006 prepared by Acuity Technology Management Pty Ltd, which is attached as Appendix 5
- research from the US Department of Health and Human Resources, the American Cancer Society, the Medical Research Institute of New Zealand, Nature, ING Financial Markets and IXIS securities
- financial accounts and other information in relation to Zenyth
- publicly available industry information published by IBISWorld Pty Limited, Australian Bureau of Statistics, etc.
- publicly available information on comparable companies and comparable transactions published by ASIC, Thompson research, OneSource, AGSM Risk Management Service, Bloomberg Financial markets and SDC Platinum
- other publicly available information, ASX announcements, media releases and brokers reports on Zenyth, CSL and the industries in which they operate.

In addition, we have had discussions and correspondence with certain directors and executives from Zenyth in relation to the above information and to current operations and prospects.

Deloitte.

Appendix 7: Qualifications, declarations and consents

The report has been prepared at the request of the Directors of Zenyth and is to be included in the Explanatory Booklet to be given to Shareholders for approval of the Proposal and Option Scheme in accordance with Section 640. Accordingly, it has been prepared only for the benefit of the Directors and those persons entitled to receive the Explanatory Booklet in their assessment of the Proposed Scheme outlined in the report and should not be used for any other purpose. Further, recipients of this report should be aware that it has been prepared without taking account of their individual objectives, financial situation or needs. Accordingly, each recipient should consider these factors before acting on the Proposal and Option Scheme.

The report represents solely the expression by Deloitte of its opinion as to whether the Proposal and the Option Scheme is in the best interest of the Shareholders or Optionholders as a whole. Deloitte consents to this report being included in the Explanatory Booklet.

Statements and opinions contained in this report are given in good faith but, in the preparation of this report, Deloitte has relied upon the information provided by the directors and executives of Zenyth which Deloitte believes, on reasonable grounds, to be reliable, complete and not misleading. Deloitte does not imply, nor should it be construed, that it has carried out any form of audit or verification on the information and records supplied to us. Drafts of our report were issued to Zenyth management for confirmation of factual accuracy.

Furthermore, recognising that Deloitte may rely on information provided by Zenyth and its officers and/or associates, Zenyth has agreed to make no claim against Deloitte to recover any loss or damage which Zenyth may suffer as a result of that reliance and also has agreed to indemnify Deloitte against any claim arising out of the assignment to give this report, except where the claim has arisen as a result of any proven wilful misconduct by Deloitte.

Deloitte has relied upon the report prepared by Acuity. Deloitte has received consent from Acuity for reliance in the preparation of this report.

To the extent that this report refers to prospective financial information we have considered the prospective financial information and the basis of the underlying assumptions. The procedures involved in Deloitte's consideration of this information consisted of enquiries of Zenyth personnel and analytical procedures applied to the financial data. These procedures and enquiries did not include verification work nor constitute an audit in accordance with Australian Auditing Standards, nor did they constitute a review in accordance with AUS 902 applicable to review procedures.

Based on these procedures and enquiries, Deloitte considers that there are reasonable grounds to believe that the prospective financial information for Zenyth included in this report has been prepared on a reasonable basis. In relation to the prospective financial information, actual results may be different from the prospective financial information of Zenyth referred to in this report since anticipated events frequently do not occur as expected and the variation may be material. The achievement of the prospective financial information is dependent on the outcome of the assumptions. Accordingly, we express no opinion as to whether the prospective financial information will be achieved.

Deloitte holds the appropriate AFSL to issue this report and is owned by the Australian Partnership Deloitte Touche Tohmatsu. The employees of Deloitte principally involved in the preparation of this report were Hamish Blair B.Comm (Hons), M.Com, CA, F FINSIA, Stephen Reid, Director, M App. Fin. Inv., B.Ec, F FINSIA, CA, Garrick Rollason, Manager, B.A, B.Comm, ACA. Each have many years experience in the provision of corporate financial advice, including specific advice on valuations, mergers and acquisitions, as well as the preparation of expert reports.

A Director of Zenyth, Mr James McKenzie acts as a consultant to Deloitte Touche Tohmatsu and receives a fixed consulting fee which is not dependent on referring potential clients to us.

Neither Deloitte, Deloitte Touche Tohmatsu, nor any partner or executive or employee thereof has any financial interest in the outcome of the proposed transaction which could be considered to affect our ability to render an unbiased opinion in this report. Deloitte will receive a fee of $125,000 exclusive of GST in relation to the preparation of this report (including fees payable to Acuity). This fee is based upon time spent at our normal hourly rates and is not contingent upon the success or otherwise of the Proposed Scheme.

Deloitte.

About Deloitte

'Deloitte' refers to the Australian partnership of Deloitte Touche Tohmatsu and its subsidiaries. Deloitte, one of Australia's leading professional services firms, provides audit, tax, consulting, and financial advisory services through around 3000 people across the country. Focused on the creation of value and growth, and known as an employer of choice for innovative human resources programs, we are dedicated to helping our clients and our people excel. For more information, please visit Deloitte's web site at www.deloitte.com.au.

Deloitte is a member of Deloitte Touche Tohmatsu (a Swiss Verein). As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other, related names. Services are provided by the member firms or their subsidiaries and affiliates and not by the Deloitte Touche Tohmatsu Verein.

Liability limited by a scheme approved under Professional Standards Legislation.

Confidential - this document and the information contained in it are confidential and should not be used or disclosed in any way without our prior consent.



Section 17 – Glossary



Section 17 – Glossary

The following terms used in this Explanatory Booklet (including the notices of meeting in Section 10, Section 11 and Section 12) have the meanings given to them below, unless the context otherwise requires.

AEST
Australian Eastern Standard Time.

ASIC
Australian Securities and Investments Commission.

ASX
Australian Stock Exchange Limited ACN 008 624 691 or, as the context requires, the financial market conducted by it.

AVX754 (apricitabine)
Avexa's lead product candidate, a nucleoside reverse transcriptase inhibitor currently in Phase IIb for the treatment of HIV infection.

AstraZeneca
AstraZeneca UK Limited with corporate headquarters in London, United Kingdom and R & D headquarters in Sodertalje, Sweden.

Australian Research Council (ARC)
An independent body established by the Australian Government under the Australian Research Council Act 2001 to foster excellence, partnerships and the highest ethical standards in research and research training in all fields of science, social sciences and the humanities.

Avastin®
A registered trademark of Genentech, Inc. and F. Hoffmann-La Roche AG.

Avexa
Avexa Limited ACN 108 150 750.

Avexa Share
A fully paid ordinary share in the capital of Avexa.

Avexa Share Register
The register of members of Avexa maintained in accordance with section 168(1) of the Corporations Act.

Business Day
A weekday on which Australian banks are open for business in Melbourne, Australia.

CAM-3001
The lead antibody against GM-CSFRα being developed by Zenyth and CAT.

CAT
Cambridge Antibody Technology Limited, a subsidiary of AstraZeneca in the United Kingdom.

CGT
Capital gains tax.

CHESS
The Clearing House Electronic Sub-register System for the electronic securities operated by ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

COPD
Chronic obstructive pulmonary disease.

CSIRO
Australia's Commonwealth Scientific and Industrial Research Organisation.

Close of Trading
Close of trading on ASX on the Effective Date.

Combivir®
A registered trademark of Glaxo Group Limited.

Computershare
Computershare Investor Services Pty Limited ACN 005 485 825.

Corporations Act
The Corporations Act 2001 (Cth).

Court
The Supreme Court of Victoria.

CSL
CSL Limited ACN 051 588 348.

CSL Acquisition Proposal
The proposed acquisition of Zenyth by CSL pursuant to the Share Scheme. (The CSL Acquisition Proposal also incorporates the Special Distribution and the Option Scheme but is not conditional on the approval of either of these ancillary transactions).

CSL Information
The information prepared by CSL for inclusion in Section 5 of this Explanatory Booklet and for which CSL is solely responsible.

DNA
Deoxyribonucleic acid.

Deed Poll
The deed poll executed by CSL on 6 September 2006 for the benefit of Scheme Shareholders in which CSL acknowledges and confirms its obligation to pay the Share Scheme Consideration. A copy of the executed Deed Poll is reproduced in Section 15 of this Explanatory Booklet.

Director
A director of Zenyth (the Directors as at the date of this Explanatory Booklet are the persons specified in Sections 2.2 and 9.3).

Dollar or $
The lawful currency for the time being of the Commonwealth of Australia.

Dyax
Dyax Corp., with corporate headquarters in Cambridge, Massachusetts, United States of America.

EGF
Epidermal growth factor.

EGFR
The epidermal growth factor receptor.

EGFR501
The truncated form of EGFR under evaluation by Zenyth and its collaborators, CSIRO and LICR.

Effective
When used in relation to a Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court approving the Scheme under section 411(4)(b) of the Corporations Act.

Effective Date
When used in relation to a Scheme, the date on which the order of the Court approving the Scheme under section 411(4)(b) of the Corporations Act comes into effect pursuant to section 411(10) of the Corporations Act.

Enbrel®
A registered trademark of Immunex Corporation (now Amgen) and Wyeth, a Delaware corporation.

Epivir®
A registered trademark of Glaxo Group Limited.

Excluded Share
Any Zenyth Share held by or on behalf of for the benefit of CSL or any of its related entities.

Explanatory Booklet
This explanatory booklet dated 21 September 2006 in relation to the CSL Acquisition Proposal.

FDA
The United States of America Food and Drug Administration.

Foreign Scheme Shareholder
A Scheme Shareholder whose address in the Zenyth Share Register is a place outside Australia and its external territories or New Zealand.

G-CSF
Granulocyte colony stimulating factor.

GM-CSF
Granulocyte-macrophage colony stimulating factor.

GM-CSFRα
The granulocyte-macrophage colony stimulating factor receptor alpha subunit.

Genentech
Genentech, Inc. with Corporate Headquarters in South San Francisco, California, United States of America.

General Meeting
The general meeting of Zenyth Shareholders to be held on 23 October 2006 to consider and vote on the Special Distribution Resolution. The notice convening the General Meeting is set out in Section 11 of this Explanatory Booklet.

HIV
Human immunodeficiency virus.

Holder of a Non-Marketable Parcel
A Scheme Shareholder whose entitlement to participate in the Special Distribution would cause that Scheme Shareholder to receive a transfer of Avexa Shares that would result in that Scheme Shareholder holding less than a marketable parcel as defined in the ASX Listing Rules.

Humira®
A registered trademark of Abbott Laboratories.

IL-13
Interleukin-13.

IL-13R
The interleukin-13 receptor.

IL-13Rα1
The interleukin-13 receptor alpha 1 subunit.

IL-4
Interleukin-4.

IND
Investigational new drug.

Implementation Date
The date that the CSL Acquisition Proposal is to be implemented according to its terms. The Implementation Date is expected to be on or about 10 November 2006.

Implied Value
The implied value of the Total Consideration at any given date.

The Implied Value as at 4 September 2006 is $0.855 per Zenyth Share, calculated as follows: $0.82 Share Scheme Consideration plus $0.035, representing the implied value of the Special Distribution as at 4 September 2006. The closing price of Avexa Shares on 4 September 2006 was $0.21, giving a market value of $4.4 million for Zenyth's holding of 21,062,000 Avexa Shares. As at 4 September 2006, this equates to approximately $0.035 per Zenyth Share for the 125.2 million Zenyth Shares on issue.

Income Tax Assessment Act
The Income Tax Assessment Act 1997 (Cth).

Independent Expert or Deloitte
Deloitte Corporate Finance Pty Limited ACN 003 833 127, of 180 Lonsdale Street, Melbourne Victoria 3001.

Independent Expert's Report
The report of the Independent Expert expressing an opinion on whether the Share Scheme and the Special Distribution are in the best interest of Scheme Shareholders and whether the Option Scheme is in the best interest of Optionholders. The Independent Expert's Report is set out in Section 16 of this Explanatory Booklet.

Ineligible Scheme Shareholder
For the purpose of participating in the Special Distribution, a Holder of a Non-Marketable Parcel or a Foreign Scheme Shareholder.

July 2006 Management Options
1,000,000 options to acquire by way of issue a like number of Zenyth Shares issued by the Company in July 2006 to certain senior executives of Zenyth, exercisable at $0.62 and otherwise issued in accordance with the Zenyth Option Plan.

LICR
The Ludwig Institute for Cancer Research with nine branches globally including one in Melbourne, Australia.

Listing Rules
The listing rules of ASX.

MK-6105
The lead antibody against IL-13Rα1 being developed by Zenyth and Merck.

MNLpharma
A privately held drug discovery and development company with its commercial office in Reading, United Kingdom.

Medarex
Medarex, Inc. with corporate headquarters in Princeton, New Jersey, United States of America.

Merck
Merck & Co., Inc. with global headquarters in Whitehouse Station, New Jersey, USA.

Merger Implementation Deed
The deed between CSL and Zenyth dated 17 July 2006 under which each party undertakes specific obligations to give effect to the CSL Acquisition Proposal. The Merger Implementation Deed (without schedules) is reproduced in Section 15 of this Explanatory Booklet.

Methicillin
The generic name of a narrow spectrum beta-lactam antibiotic used to treat infections caused by susceptible Gram-positive bacteria, particularly beta-lactamase-producing organisms such as Staphylococcus aureus that would otherwise be resistant to most penicillins.

MuriGen
MuriGen Pty Ltd ACN 089 736 434.

NRTIs
Nucleoside reverse transcriptase inhibitors.

National Health and Medical Research Council (NHMRC)
An Australian Government body that promotes the development and maintenance of public and individual health standards by providing research funding and advice.

Nominee
Merrill Lynch Equities (Australia) Limited, being the person nominated by Zenyth to sell or facilitate the transfer of the Avexa Shares attributable to Ineligible Scheme Shareholders, on behalf of the Ineligible Scheme Shareholders, under the terms of the Share Scheme and the Special Distribution.

Option Scheme
The proposed creditors' scheme of arrangement under Part 5.1 of the Corporations Act between Zenyth and its Optionholders, subject to any modifications or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act and approved by Zenyth.

Option Scheme Consideration
the consideration payable to Scheme Optionholders for the cancellation of their Options, as set out in Section 2.4(b).

Option Scheme Meeting
The meeting ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Option Scheme. The notice convening the Option Scheme Meeting is set out in Section 12 of this Explanatory Booklet.

Option Scheme Record Date
The date for determining entitlements to the Option Scheme Consideration, being 5.00pm (AEST) on the third Business Day (or such as other Business Day as Zenyth and CSL agree) following the date on which the Option Scheme becomes Effective. The Option Scheme Record Date is expected to be 5.00pm (AEST) on 3 November 2006.

Phage display library
Dyax's proprietary human antibody phage library which is used to identify high-affinity human antibodies against a certain target.

PhytoPure library
MNLpharma's proprietary collection of more than 2,000 non-imino sugar compounds.

Quit Date
17 November 2006 or such later date as CSL and Zenyth agree in writing.

R&D
Research and development.

RA
Rheumatoid arthritis.

Remicade®
A registered trademark of Centocor Inc., a Pennsylvania corporation, United States of America.

Remodelling
The changes in tissues (e.g. airways) caused by inflammatory processes underlying diseases such as COPD and asthma.

SOCS
Suppressors of Cytokine Signalling.

S. aureus
Staphylococcus aureus.

Schemes
The Share Scheme and the Option Scheme or either of them as the context requires.

Scheme Optionholder
A Zenyth Optionholder as at the Option Scheme Record Date.

Scheme Share
A Zenyth Share on issue as at the Share Scheme Record Date, other than an Excluded Share.

Scheme Shareholder
A Zenyth Shareholder as at the Share Scheme Record Date.

Section
A section of this Explanatory Booklet.

Shanghai Institute of Organic Chemistry
The Shanghai Institute of Organic Chemistry (SIOC), Chinese Academy of Sciences (CAS) in Shanghai, China.

Section 17 – Glossary continued

Share Scheme
The proposed members' scheme of arrangement between Zenyth and its Shareholders under Part 5.1 of the Corporations Act to give effect to the merger of Zenyth with and into CSL, as set out in Section 13 of this Explanatory Booklet, subject to any modifications or conditions made or required by the Court under section 411(6) of the Corporations Act and approved by Zenyth and CSL.

Share Scheme Consideration
An amount of $0.82 cash per Scheme Share.

Share Scheme Meeting
The meeting of Zenyth Shareholders to be held on 23 October 2006 to consider and vote on the Share Scheme. The notice convening the Share Scheme Meeting is contained in Section 10 of this Explanatory Booklet.

Share Scheme Record Date
The date for determining entitlements to the Share Scheme Consideration and the Special Distribution, being 5.00pm (AEST) on the fifth Business Day (or such as other Business Day as Zenyth and CSL agree) following the date on which the Share Scheme becomes Effective. The Share Scheme Record Date is expected to be 5.00pm (AEST) on 7 November 2006.

Shire Pharmaceuticals Group Plc.
A global specialty pharmaceutical company with its Head Office in Hampshire, United Kingdom.

Special Distribution
the proposed in specie distribution to be made by Zenyth to Scheme Shareholders of all of the Avexa Shares registered in the name of Zenyth as at the Share Scheme Record Date, subject to and in accordance with the Special Distribution Resolution and the Share Scheme.

Special Distribution Resolution
The proposed ordinary resolution to approve the Special Distribution, as set out in the notice of general meeting and contained in Section 11 of this Explanatory Booklet.

TNF
Tumour necrosis factor.

Takeovers Panel
The government authority vested with the power under Chapter 6, Part 6.10 (Division 2) of the Corporations Act to review the exercise of ASIC's exemption or modification powers under the Corporations Act and to declare circumstances in relation to the affairs of a company to be unacceptable.

Tipranavir
The generic name for Aptivus®, a protease inhibitor that is used to treat adults with HIV, marketed by Boehringer Ingelheim Pharmaceuticals, Inc.

Total Consideration
The aggregate value of the Share Scheme Consideration and the Special Distribution.

UltiMAb
A trademark of Medarex, Inc. and refers to Medarex's proprietary human antibody development system.

VEGF-A
Vascular endothelial growth factor-A.

VEGF-B
Vascular endothelial growth factor-B.

Vancomycin
the generic name of an antibiotic commonly used to treat serious infections caused by Gram-positive bacteria.

Videx®
A registered trademark of Bristol-Myers Squibb Company.

Voting Entitlement Time
The time for determining eligibility of: (a) Zenyth Shareholders to vote on the Share Scheme at the Share Scheme Meeting and on the Special Distribution Resolution at the General Meeting; and (b) Zenyth Optionholders to vote on the Option Scheme at the Option Scheme Meeting, being in each case 7.00pm (AEST) on 21 October 2006.

Zenyth or Company
Zenyth Therapeutics Limited ACN 006 614 375.

Zenyth Board or Board
The Board of Directors of Zenyth as at the date of this Explanatory Booklet.

Zenyth Group
Zenyth and its subsidiaries.

Zenyth Option or Option
An option to acquire by way of issue a Zenyth Share issued under the Zenyth Option Plan, other than a July 2006 Management Option.

Zenyth Optionholder or Optionholder
Any person who is registered in the Zenyth Option Register as the holder of a Zenyth Option.

Zenyth Option Plan
The Zenyth Key Employee Share Option Plan.

Zenyth Options Register
The register of holders of Zenyth Options maintained by or on behalf of Zenyth in accordance with section 168(1) of the Corporations Act.

Zenyth Security or Security
A Zenyth Share or a Zenyth Option.

Zenyth Security Holder
A Zenyth Shareholder and/or Zenyth Optionholder.

Zenyth Share or Share
A fully paid issued ordinary share in the share capital of Zenyth.

Zenyth Shareholder or Shareholder.
A person registered on the Zenyth Share Register as a member of Zenyth.

Zenyth Share Register
The register of members of Zenyth maintained by or on behalf of Zenyth in accordance with section 168(1) of the Corporations Act.

Zenyth Share Registry
Computershare Investor Services Pty Limited ACN 005 485 825 Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia, 3067.

Zerit®
A registered trademark of Bristol-Myers Squibb Company.

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Corporate Directory

Zenyth Therapeutics Limited

ACN 006 614 375

Registered Office

576 Swan Street, Richmond
Victoria Australia 3121
Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4356

Legal Adviser to Zenyth

Minter Ellison
Rialto, Level 23
525 Collins Street, Melbourne
Victoria Australia 3000

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street, Abbotsford
Victoria Australia 3067
Toll free number (within Australia) 1300 850 505
Telephone (61 3) 9415 5000

Taxation Adviser to Zenyth

KPMG
161 Collins Street, Melbourne
Victoria Australia 3000

Independent Expert

Deloitte Corporate Finance Pty Limited
180 Lonsdale Street, Melbourne
Victoria Australia 3001





Zenyth Therapeutics Limited
ACN 006 614 375

576 Swan Street, Richmond
Victoria Australia 3121

Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4356